BAKER HUGHES



A CENTURY OF INNOVATION

BAKER HUGHES INCORPORATED

2006 ANNUAL REPORT



Chad C. Deaton

In 2007, Baker Hughes is celebrating a century of innovation and service to the oil and gas industry. Since 1907, when R C. Baker invented a casing shoe that increased efficiency and reliability for early wildcatters, our engineers and scientists have served the industry by solving problems for customers. Today, Baker Hughes carries on the tradition of Mr. Baker, Howard Hughes, Sr. and our other oil service pioneers whose creativity delivered technology innovations that have helped our customers find, develop and produce oil and gas around the world.

Breakthrough technologies from Baker Hughes and its predecessors include the first roller cone and PDC drill bits, oilfield demulsifiers, controlled directional drilling, bullet perforating, production packers, neutron logging techniques, measurement-while-drilling, rotary steerable drilling systems, and many other significant advances.

Baker Hughes technologies have helped the industry evolve from wooden derricks drilling shallow, vertical wells to technically advanced activity in which floating platforms – with half-million dollar plus day rates – drill complex multilateral wells in some of the world's harshest environments. Today's clients have a more urgent need than ever for the technology and reliability that Baker Hughes products and services deliver.

Over the past century our organization has grown in both capability and scope. Early in the 20th century our predecessor companies were primarily manufacturers selling products to oil companies and drilling contractors. In the 1930s, oilfield services became a critical part of the energy industry, and their importance has increased with the sophistication of technology. The result of many acquisitions, today's Baker Hughes includes leading technology in more than 50 product sectors in drilling, evaluation, completion and production disciplines.

During its 100 years, Baker Hughes has become a truly global company. We trace our roots to the early oilfields of California and Texas, and over the century our products and services have been applied virtually everywhere that oil and gas are found. Today, the company operates in more than 90 countries. We are a diverse team, comprised of 34,600 men and women from more than 100 nationalities. Sixty-four percent of our business takes place outside the United States, and we are building our capabilities in growing markets around the world.

What will the wells of the future look like? As the industry targets more complex geologies, wells will be drilled in deeper water, and equipment will perform in more hostile environments. New technologies will be applied to maximize recovery from both new and mature fields. Tomorrow's wells will be intelligent systems that will adapt to changing conditions over the life of the reservoir. Baker Hughes will play a leading role in making this exciting future a reality.

Record Year

In 2006, Baker Hughes achieved record revenue and operating income. The company as a whole had the highest profit margins in it's history, reflecting stronger pricing in a year of high activity. All divisions set records for revenue and pretax profit. Revenue increased 26% and operating earnings per diluted share, a non-GAAP measure, increased 60% compared to 2005 results.

Baker Hughes revenues were $9.03 billion in 2006, compared to $7.19 billion in 2005. Operating earnings were $1.36 billion or $4.10 per diluted share in 2006,

In 2006, Baker Hughes achieved record revenue and operating income. The company as a whole had the highest profit margins in its history, reflecting stronger pricing in a year of high activity.

compared to $874 million or $2.56 per diluted share in 2005.

In the second quarter, the company recorded a non-operational, pre-tax gain of $1.74 billion ($1.04 billion after tax) on the sale of our 30% interest in WesternGeco, our seismic joint venture with Schlumberger Limited, to Schlumberger for $2.4 billion in cash. Including this gain, net income for 2006 was $2.42 billion or $7.27 per diluted share.

Our Drilling and Evaluation segment reported record revenue and record operating margins of 27%. Drilling and Evaluation revenue was $4.66 billion for 2006, compared to $3.69 billion in 2005. Strong growth and incremental margins at INTEQ and Hughes Christensen drove these results.

Our Completion and Production segment also had record revenue in 2006, with record operating margins of 22%. Completion and Production revenue was $4.37 billion for 2006, compared to $3.49 billion in 2005.

In 2006, Baker Value Added (BVA), our measure of stockholder wealth created, was nearly double the BVA for 2005. All operating divisions were BVA positive for the year.

Our strong results have given us unprecedented financial flexibility. Today, we have the financial strength to invest in organic growth, make targeted acquisitions to improve our geographic footprint and technology base, and return cash in excess of our needs to our stockholders through dividends and repurchases of our stock.

Capital investment of $922 million in 2006 was almost double the amount spent in 2005. More than two-thirds of this investment was devoted to rental tools in global operations, one-quarter was used to expand manufacturing capacity, and the balance was used to build new facilities and to support our international expansion.

Baker Hughes also repurchased 24.3 million shares of common stock in 2006, at an average price of $76.50 for a total of $1.86 billion. As of December 31, 2006, the company had authorization remaining to repurchase $345.5 million in common stock. On December 31, 2006, Baker Hughes had 319.9 million shares outstanding and $1.1 billion in cash and short-term investments.

Implementing our Strategy

In 2006, we extended the time horizon of our Long Range Planning process to five years from three, to encourage a more strategic approach to building the company's future. We reaffirmed our Strategic Framework to achieve our objective of building on our strengths as a leader in oilfield services by focusing on financial performance, technology, reliability and execution, global presence, and people working in a high performance culture.

During the year, we continued to reinforce our High Performance Culture based on the four Core Values of Integrity, Teamwork, Performance and Learning. These principles of the High Performance Culture have been communicated and

This Annual Report to Stockholders, including the letter to stockholders from Chairman Chad C. Deaton, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "will," "expect," "should," "scheduled," "plan," "aim," "ensure," "believe," "promise," "anticipate," "could" and similar expressions are intended to identify forward-looking statements. Baker Hughes' expectations regarding these matters are only its forecasts. These forecasts may be substantially different from actual results, which are affected by many factors, including those listed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Items 1A and 7 of the Annual Report on Form 10-K of Baker Hughes Incorporated for its year ended December 31, 2006. The use of "Baker Hughes," "our," "we" and similar terms are not intended to describe or imply particular corporate organizations or relationships.



adopted throughout the organization. information regularly and are constantly

In July 1907, R.C. Baker, a 34 year-old inventor and entrepreneur in Coalinga, California, patented a cementing casing shoe that enabled drillers to efficiently cement casing in oil wells. This innovation launched the business that would become Baker Oil Tools and Baker Hughes Incorporated.





In 1908, Howard Hughes, Sr. and his partner Walter Sharp, built the first two-cone bit, designed to enable rotary drilling in harder, deeper formations, and tested it successfully in Goose Creek, Texas. In 1909, the Sharp & Hughes bit was granted a U.S. patent, and the partners formed the Sharp-Hughes Tool Company in Houston, Texas. After Walter Sharp died in 1912, Mr. Hughes purchased Sharp's half of the business. The company was renamed Hughes Tool Company in 1915.

In December 1911, William Sidney Barnickel discovered a chemical agent, a sulfate of iron, that could efficiently separate oil from water. In 1913 he applied this chemical to recover 56,000 barrels of oil from the oil/water mixture in the waste pits at the Caddo field in Oklahoma. Mr. Barnickel patented his invention in 1914, outfitted a factory in St. Louis, and sold the first two barrels of Tret-O-Lite® demulsifier on November 17, 1917. On that day, the company that would become Baker Petrolite had begun commercial operations.



In 2006, INTEQ introduced its latest automated drilling device, the TruTrak™ system. This new system, which combines pad steering technology, a high performance downhole motor, and a measurement-while-drilling system, was deployed for land-based directional drilling in North America. In 2006, new products contributed 21% of Baker Hughes' revenue.


North America Revenues
2004-2006, by Quarter
(In millions)
$1,200
$1,000
$800
$600
$400
$200
$0
2004
2005
2006



In 1932, Bill Lane and Walt Wells invented bullet gun perforating and formed the Lane Wells Company in Vernon, California. They performed their first job on Union Oil's La Merced #17 well in Los Angeles. The company that would become Baker Atlas grew quickly and added other wireline services. In 1948, a Lane Wells crew performed the company's 100,000th job on La Merced #17, the site of the first perforating run.





Over the decades, Hughes Tool Company has continually improved roller cone bit technology. In 1933, the first Tricone® bit went commercial. In 1948, Hughes bits incorporated hydraulic jets to improve drilling performance. In 1951, tungsten carbide inserts were introduced for drilling hard rock. In 1969, Hughes bits featured journal bearings for the first time, and in 1987 they incorporated metal bearing seals, greatly improving bit life.

In 1942, Baker Oil Tools introduced the Model D Packer, which enabled multiple completions in the same well. The design was driven, in part, by the shortage of steel during World War II. The Model D Packer is still sold today.



During World War II, Baker Oil Tools began dual operations to help the war effort, dividing its plant between oilfield and defense manufacturing. In 1943, the company earned the Army-Navy "E" Flag for its wartime contributions. Meanwhile, the Hughes Tool Company established the Hughes Gun Plant in Dickinson, Texas, to manufacture large bore guns, and Lane Wells Company also joined the war effort by producing electrical components for munitions.



In 1944, Frank and George Christensen founded the Christensen Diamond Products company in Salt Lake City, Utah, and in 1946 introduced diamond core bits to the mining industry. By 1952, they were manufacturing natural diamond bits for drilling oil and gas wells in hard formations. In 1960, the firm introduced impregnated diamond bits for drilling abrasive rock. The two men were unrelated and had met when they were teammates on the Detroit Lions football team.




OIL BASE INC.
BLACK OBI MAGIC
PIONEERS IN OIL BASE
DRILLING FLUIDS

In 1949 Oil Base Inc. (OBI) introduced BLACK MAGIC® SFT (Sacked Fishing Tool), a drilling fluid additive designed to free stuck pipe. The product was an immediate success and is still in use today. OBI was acquired by Hughes Tool in 1979, and BLACK MAGIC became a Milpark product line in 1987. It is now marketed by Baker Hughes Drilling Fluids.

course was launched to further develop the executive team.

The most important aspect of a High Performance Culture is a strong, diverse workforce comprised of individuals from all the countries where we do business. We also strive to provide global opportunities for our employees so they can develop as managers and leaders who can work in any part of our organization.

Global Presence

Our operations structure comprised of four regions was put in place in 2005. During 2006, this structure proved to be effective at moving decision-making authority closer to operations, and helping our divisions to work together in developing and implementing regional strategies.

North American operations continued to be strong in 2006, with total revenue of $4.0 billion, up 31% from $3.05 billion in 2005, as the industry increased its drilling activity targeted primarily for natural gas. Higher commodity prices and rising rig rates increased the value created by our technology, and the shortage of people and equipment also led to price increases. All Baker Hughes divisions had revenue gains in the Gulf Coast area, despite flattening of the offshore rig count. In the mid-continent region, drilling and completion activity in Oklahoma and North Texas created strong markets for a full range of Baker Hughes products and services. Natural gas drilling also drove high activity levels in the Rocky Mountains and Canada. Baker Petrolite and Centrilift also gained new business in Canada's growing oil sands market.

Revenue in the Middle East Asia Pacific region increased 23% to $1.73 billion in 2006 compared to $1.41 billion in 2005. The rotary rig count in Saudi Arabia increased 76% during 2006, and Baker Hughes supported the national oil company's horizontal well development programs with comprehensive drilling services including fluids, drill bits, rotary steerable systems, logging-while-drilling services, and completion systems featuring the EQUALIZER™ inflow control device. Our revenue in Saudi Arabia has quadrupled since 2004. To support continued growth, Baker Hughes has invested in new infrastructure in Saudi Arabia and appointed a vice president as the senior company executive within the country.

To support Middle East operations, INTEQ established a BEACON remote operations center, which enables senior engineers and coordinators to support complex field service, like geosteering, from a central location. By the end of 2006, 28 rigs in Saudi Arabia were connected to the BEACON center.

New contracts in India were the result of a focused effort to establish infrastructure and strong customer relationships there.

In the Europe Africa Russia Caspian region, revenue of $2.47 billion was up 23% from $2.01 billion in 2005. Baker Hughes activity in both the Norwegian and UK sectors of the North Sea increased with growing operations to maximize recovery from maturing fields. Oil company customers applied advanced Baker Hughes technology to drill complex horizontal wells and complete them with Baker Hughes systems, including EQUALIZER™ inflow control devices, intelligent well systems, and high-pressure, high-temperature equipment.

To address the significant growth opportunities in the Russian market,

Remote advisory centers are playing an increasingly important role in Baker Hughes' operations. At our BEACON centers, drilling and evaluation experts can access directional and formation data in real time and advise rig site personnel to optimize performance. Our BEACON center in Saudi Arabia supports operations on 28 rigs.

Latin America Revenues
2004–2006, by Quarter
(In millions)


$250,000
$200,000
$150,000
$100,000
$50,000
$0
2004
2005
2006



During 2006, INTEQ continued to deploy its new suite of logging-while-drilling technologies to provide customers with real-time data to evaluate the formation, improve drilling efficiency, and more accurately place wells within the reservoir.

Baker Hughes reorganized operations and services. Revenue from products and



In 1957, Christensen Diamond Products opened its manufacturing plant in Celle, Germany. At first, the facility made diamond core heads and drill bits, and soon began producing stabilizers, drilling jars and other equipment. In 1976, the Celle engineering and manufacturing team introduced the Navi-Drill® line of downhole drilling motors. Today, the Celle Technology Center is Baker Hughes' leading research and engineering facility in the Eastern Hemisphere.



In 1959, the first Centrilift electrical submersible pump (ESP) was manufactured by Byron Jackson Pumps and installed in a California well. In the same year, parent company Borg Warner moved manufacturing operations to Tulsa, Oklahoma. In 1980, Hughes Tool Company purchased Centrilift, and the Claremore, Oklahoma plant was opened the same year. Also in 1980, Centrilift purchased Submergible Oil Services and gained variable speed drive technology. With the addition of its cable plant in 1983, Centrilift took design and manufacturing control over all major ESP components.

Europe, Africa, Russia and Caspian Revenues
2004-2006, by Quarter
(In millions)



$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2004
2005
2006



In 1963, Lane Wells introduced the Neutron Lifetime Log service, which could detect oil through well casing, initiating the line of Baker Atlas pulsed-neutron instruments. Beginning in 1948, Well Surveys Inc. physicist Arthur Youmans led the team of engineers and scientists to develop this technology. The highly complex instrument included a miniaturized particle generator and sensors to detect and analyze sub-atomic particles. Youmans went on to become Vice President of Research and Engineering for Dresser Atlas.


BAKER HUGHES
Baker Oil Tools
World Famous Manufacturing
Lafayette, Louisiana USA
BAKER HUGHES
Baker Oil Tools

Baker Oil Tools sand control technology created value for customers in 2006 by enabling them to efficiently produce from long horizontal well branches. Deployed as part of engineered completion systems, the EQUALIZER™ inflow control device delays water coning and maximizes oil recovery.

1929

In 1929, Cicero C. Brown organized Brown Oil Tools, and in 1937 he patented the first liner hanger. Liner hangers enable drillers to lengthen their casing strings without having the liner pipe extend all the way to the surface. This saves capital cost and reduces weight borne by offshore platforms. Hughes Tool Company acquired Brown Oil Tools in 1978. Today, Baker Oil Tools is the industry leader in liner hanger technology.



1978

In 1978, Teleco Oilfield Services commercialized the first Measurement-While-Drilling (MWD) system. Formed in Meriden, Connecticut by a team of aerospace engineers, Teleco developed a downhole directional survey system that could transmit its readings to the surface on pressure pulses carried by the drilling mud. This innovation saved time for offshore rigs by eliminating the need for single shot surveys and wireline steering tools. Teleco was acquired by Baker Hughes in 1992 and merged into the new INTEQ division.

TELECO



1984

In 1984, Norton Christensen introduced the industry's first steerable motor system, which combined a downhole motor, an MWD system and PDC bits to help operators improve the efficiency and accuracy of directional drilling. For the first time, drillers could control well paths to closely match their planned trajectories. Steerable motors would enable horizontal drilling, a core service provided by INTEQ.

Middle East, Asia Pacific Revenues
2004–2006, by Quarter
(In millions)


$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2004
2005
2006

1985

In 1983, Texas Eastern formed a lateral drilling group to market short-radius horizontal drilling. This technology was transferred to Eastman Whipstock in 1984, when Texas Eastern acquired Eastman's parent company. In 1985, Norton Christensen drilled the first medium-radius horizontal well in the Austin Chalk, using specialized steerable motors. In 1986, the two companies were combined to form Eastman Christensen. The new company had a unique combination of service and technology that enabled it to become the industry's leading proponent of horizontal drilling.





Peter A. Ragauss, Sr. V.P. and CFO; Chad C. Deaton, Chairman and CEO; James R. Clark, President and COO; Alan R. Crain, Jr., Sr. V.P. and General Counsel; and Didier Charreton, V.P. Human Resources.

Outlook

We continue to be optimistic about the long-term prospects for robust growth in our markets. We are making the investments in people, technology and infrastructure necessary to support sustained international growth. Long-term contracts and customer spending plans are expected to support international revenue growth rates of 17-19% in 2007 compared to 2006.

In North America the near-term outlook for natural gas directed drilling is more uncertain as a result of relatively high natural gas storage levels. We expect that our customers will make their decisions regarding spending at the end of the winter natural gas withdrawal season.

The need to invest in people and training to meet current and anticipated demand has slowed profitability growth somewhat in the near term. We continue to redeploy people and tools to the markets offering the best return for our investment.

New Board Member

I would like to welcome Pierre H. Jungels, CBE, to our board of directors. Dr. Jungels' experience as a European executive of a London-based oil company operating internationally will serve Baker Hughes well as we pursue our global strategy.

In 2006, Baker Hughes also appointed a new CFO. Peter A. Ragauss, who joined the company after 19 years at BP and other energy companies, has already helped shape BHI's long-term vision.

In closing, I would like to congratulate Baker Hughes employees for their record performance in 2006, a year in which they set high goals and exceeded them. I also would like to express appreciation to our customers around the world for their confidence in Baker Hughes, and to our stockholders for their continued investment.

Sincerely,

Chad C. Deaton,
Chairman and Chief Executive Officer

Baker Hughes Incorporated
Notice of Annual Meeting of Stockholders

April 26, 2007

TO THE STOCKHOLDERS OF BAKER HUGHES INCORPORATED:

The Annual Meeting of the Stockholders of Baker Hughes Incorporated ("Company" or "Baker Hughes") will be held at the Plaza Banquet Room located at 2777 Allen Parkway, Houston, Texas on Thursday, April 26, 2007, at 9:00 a.m., Central Daylight Time, for the purpose of considering and voting on:

1. Election of twelve directors;

2. Ratification of Deloitte & Touche LLP as the Company's Independent Auditor for Fiscal Year 2007;

3. Proposal to amend the Company's Restated Certificate of Incorporation ("Restated Certificate") to adopt simple majority voting provisions in the Restated Certificate; and

4. Such other business as may properly come before the meeting and any reconvened meeting after an adjournment thereof.

The Board of Directors has fixed March 1, 2007 as the record date for determining the stockholders of the Company entitled to notice of, and to vote at, the meeting and any reconvened meeting after an adjournment thereof, and only holders of Common Stock of the Company of record at the close of business on that date will be entitled to notice of, and to vote at, that meeting or a reconvened meeting after an adjournment.

You are invited to attend the meeting in person. Whether or not you plan to attend the meeting personally, please complete, sign and date the enclosed proxy, and return it as soon as possible in the enclosed postage prepaid envelope. You may revoke your proxy any time prior to its exercise, and you may attend the meeting and vote in person, even if you have previously returned your proxy. In some cases, you may be able to exercise your proxy by telephone or by the Internet. Please refer to the Proxy Statement for further information on telephone and Internet voting.

By order of the Board of Directors,

Sandra E. Alford

Sandra E. Alford
Corporate Secretary

Houston, Texas
March 12, 2007

TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE SIGN, DATE AND RETURN YOUR PROXY AS PROMPTLY AS POSSIBLE. AN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, IS ENCLOSED FOR THIS PURPOSE.

PROXY STATEMENT
TABLE OF CONTENTS

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Baker Hughes Incorporated, a Delaware corporation ("Company," "Baker Hughes," "we," "us" and "our"), to be voted at the Annual Meeting of Stockholders scheduled to be held on Thursday, April 26, 2007 and at any and all reconvened meetings after adjournments thereof.

Solicitation of proxies by mail is expected to commence on or about March 12, 2007 (the approximate date this Proxy Statement and accompanying proxy were first sent to security holders). The Company will bear the cost of the solicitation. In addition to solicitation by mail, certain of the directors, officers and regular employees of the Company may, without extra compensation, solicit proxies by telephone, facsimile and personal interview. The Company will make arrangements with brokerage houses, custodians, nominees and other fiduciaries to send proxy materials to their principals, and the Company will reimburse them for postage and clerical expenses. The Company has retained Georgeson, Inc. to assist in the solicitation of proxies from stockholders of the Company for an anticipated fee of $8,500, plus out-of-pocket expenses.

Stockholders with shares registered in their names with Mellon Investor Services LLC may authorize a proxy by the Internet at the following Internet address: *http://www.proxyvoting.com/bhi*, or telephonically by calling Mellon Investor Services LLC at 1-866-540-5760. Proxies submitted through Mellon Investor Services LLC by the Internet or telephone must be received by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 25, 2007. The giving of a proxy will not affect your right to vote in person if you decide to attend the meeting.

A number of banks and brokerage firms participate in a program that also permits stockholders to direct their vote by the Internet or telephone. This option is separate from that offered by Mellon Investor Services LLC and should be reflected on the voting form from a bank or brokerage firm that accompanies this Proxy Statement. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the instructions on the voting form enclosed with the proxy from the bank or brokerage firm. Votes directed by the Internet or telephone through such a program must be received by Mellon Investor Services LLC by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 25, 2007. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the meeting; however, you must first request a proxy either on the Internet or the voting form that accompanies this Proxy Statement. Requesting a proxy prior to the deadlines described above will automatically cancel any voting directions you have previously given by the Internet or by telephone with respect to your shares.

The Internet and telephone proxy procedures are designed to authenticate stockholders' identities, to allow stockholders to give their proxy instructions and to confirm that those instructions have been properly recorded. Stockholders authorizing proxies or directing the voting of shares by the Internet should understand that there may be costs associated with electronic access, such as usage charges from access providers and telephone companies, and those costs must be borne by the stockholder.

Shares for which proxies have been executed will be voted as specified in the proxies. If no specification is made, the shares will be voted FOR the election of nominees listed herein as directors, FOR ratification of Deloitte & Touche LLP as the Company's Independent Auditor for fiscal year 2007 and FOR the amendment to the Restated Certificate to adopt simple majority voting provisions.

Proxies may be revoked at any time prior to the exercise thereof by filing with the Corporate Secretary, at the Company's executive offices, a written revocation or a duly executed proxy bearing a later date. The executive offices of the Company are located at 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. For a period of at least ten days prior to the Annual Meeting of Stockholders, a complete list of stockholders entitled to vote at the Annual Meeting will be available for inspection during ordinary business hours at the Company's executive offices by stockholders of record for proper purposes.

VOTING SECURITIES

The securities of the Company entitled to be voted at the Annual Meeting consist of shares of its Common Stock, par value $1.00 per share ("Common Stock"), of which 320,244,037 shares were issued and outstanding at the close of business on March 1, 2007. Only stockholders of record at the close of business on that date will be entitled to vote at the meeting. Each share of Common Stock entitles the holder thereof to one vote on each matter to be considered at the meeting.

Assuming a quorum is present at the Annual Meeting, either in person or represented by proxy, with respect to the election of directors, the twelve nominees receiving the greatest number of votes cast by the holders of the Common Stock entitled to vote on the matter will be elected as directors, the affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter is required for the approval of the ratification of Deloitte & Touche LLP as the Company's Independent Auditor for fiscal year 2007. The affirmative vote of the holders of 75% of the total voting power of all shares of Common Stock entitled to vote on the matter is required for the approval of the amendment of the Restated Certificate to adopt simple majority voting provisions. There will be no cumulative voting in the election of directors. Under Delaware law, abstentions are treated as present and entitled to vote and thus, will be counted in determining whether a quorum is present and will have the effect of a vote against a matter, except for the election of directors in which case an abstention will have no effect. Shares held by brokers or nominees for which instructions have not been received from the beneficial owners or persons entitled to vote and for which the broker or nominee does not have discretionary power to vote on a particular matter (called "broker non-votes"), will be considered present for quorum purposes but not considered entitled to vote on that matter. Accordingly, broker non-votes will not have any impact on the vote on a matter, except the proposed amendment of the Restated Certificate, for which a broker non-vote will count as a vote against the proposed amendment.

Under the rules of the New York Stock Exchange ("NYSE") in effect at the time this Proxy Statement was printed, if you hold your shares through a broker, your broker is permitted to vote your shares on "routine" matters, which includes the election of directors and the ratification of the Independent Auditor, even if the broker does not receive instructions from you. Your shares will only be voted with respect to the amendment to the Restated Certificate to adopt simple majority voting provisions if you have provided specific instructions to do so.

The following table sets forth information about the holders of the Common Stock known to the Company on March 1, 2007 to own beneficially 5% or more of the Common Stock, based on filings by the holders with the Securities and Exchange Commission ("SEC"). For the purposes of this Proxy Statement, beneficial ownership of securities is defined in accordance with the rules of the SEC to mean generally the power to vote or dispose of securities regardless of any economic interest therein.

Name and Address	Shares	Percent
1. Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071	28,722,000	9%
2. FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	24,033,857	7.5%
3. Dodge & Cox 555 California Street, 40th Floor San Francisco, California 94104	20,767,913	6.5%

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Twelve directors will be elected at the Annual Meeting of Stockholders to serve for a one-year term expiring at the Annual Meeting of Stockholders expected to be held in April 2008. The Board of Directors has waived the retirement of James F. McCall for one year, pursuant to the Company's Bylaws.

The following table sets forth each nominee director's name, all positions with the Company held by the nominee, the nominee's principal occupation, age, year in which the nominee first became a director of the Company and class. Each nominee director has agreed to serve if elected.

Nominees	Principal Occupation	Age	Director Since
Larry D. Brady	Chairman of the Board and Chief Executive Officer of Intermec, Inc. (industrial technologies). Mr. Brady has served as Chairman of Intermec since 2001 and as Chief Executive Officer since 2000. He served as President of Intermec, Inc. from 1999 to 2001 and as Chief Operating Officer from 1999 to 2000. Mr. Brady served as President of FMC Corporation from 1993 to 1999. He served as a Vice President of FMC from 1984 to 1989, as Executive Vice President from 1989 to 1999 and was a director from 1989 to 1999. Mr. Brady is a director of Pactiv Corporation and a member of the Advisory Board of Northwestern University's Kellogg School of Management.	64	2004
Clarence P. Cazalot, Jr.	President and Chief Executive Officer and Director since 2002 of Marathon Oil Corporation, formerly known as USX Corporation (diversified petroleum), and he is also a member of the Board of Managers of Marathon Ashland Petroleum LLC. He served as Vice Chairman of USX Corporation and President of Marathon Oil Company from 2000 to 2001. Mr. Cazalot was with Texaco Inc. from 1972 to 2000, and while at Texaco served in the following executive positions: President of Worldwide Production Operations of Texaco Inc. from 1999 to 2000; President of International Production and Chairman of London-based Texaco Ltd. from 1998 to 1999; President of International Marketing and Manufacturing from 1997 to 1998; President of Texaco Exploration and Production Inc. from 1994 to 1996; and President of Texaco's Latin America/West Africa Division from 1992 to 1994. In 1992, he was named Vice President, Texaco Inc. He is a director and Executive Committee member of both the U.S. Saudi Arabian Business Council and the American Petroleum Institute.	56	2002
Chad C. Deaton	Chairman of the Board and Chief Executive Officer of Baker Hughes Incorporated since October 2004. Mr. Deaton was President and Chief Executive Officer of Hanover Compressor Company (compression services) from 2002 through October 2004. He was a Senior Advisor to Schlumberger Oilfield Services (oilfield services) from 1999 to September 2001 and was an Executive Vice President from 1998 to 1999. Mr. Deaton is a director of CARBO Ceramics, Inc. and Ariel Corporation. He is also a director of Junior Achievement of Southeast Texas, Houston Achievement Place and Greater Houston Partnership.	54	2004
Edward P. Djerejian	Director of the James A. Baker III Institute for Public Policy at Rice University since 1994. Ambassador Djerejian served as U.S. Ambassador to Israel from 1993 to 1994. He served as Assistant Secretary of State for Near Eastern Affairs from 1991 to 1993. Ambassador Djerejian also served as U.S. Ambassador to the Syrian Arab Republic from 1988 to 1991, as Deputy Assistant Secretary of Near Eastern and South Asian Affairs from 1986 to 1988 and as Special Assistant to the President and Deputy Press Secretary for Foreign Affairs from 1985 to 1986. He is a director of Global Industries, Ltd. and Occidental Petroleum.	67	2001
Anthony G. Fernandes	Former Chairman, President and Chief Executive Officer of Phillip Services Corporation (diversified industrial services provider) from August 1999 to April 2002. He was Executive Vice President of ARCO (Atlantic Richfield Company) from 1994 to 1999, President of ARCO Coal, a subsidiary of ARCO, from 1990 to 1994 and Corporate Controller of ARCO from 1987 to 1990. Mr. Fernandes serves on the Boards of Black & Veatch, Cytec Industries and Tower Automotive.	61	2001

Nominees (cont'd.)	Principal Occupation	Age	Director Since
Claire W. Gargalli	Former Vice Chairman, Diversified Search and Diversified Health Search Companies (executive search consultants) from 1990 to 1998. Ms. Gargalli served as President and Chief Operating Officer of Equimark from 1984 to 1990. During that period, she also served as Chairman and Chief Executive Officer of Equimark's two principal subsidiaries, Equibank and Liberty Bank. Ms. Gargalli is a director of Praxair, Inc., Intermec, Inc. and Virginia National Bank. She is also a trustee emeritus of Carnegie Mellon University and Middlebury College.	64	1998
Pierre H. Jungels	President of the Institute of Petroleum until June 2003. From 1997 through 2001 Dr. Jungels served as a director and chief executive officer of Enterprise Oil, plc. In 1996, Dr. Jungels served as the managing director of exploration and production at British Gas plc. Dr. Jungels is Chairman of OHM Surveys plc, Rockhoffer Exploration plc and Oxford Catalysts plc. Dr. Jungels is also a director of Woodside Petroleum Ltd. and Imperial Tobacco Group plc.	63	2006
James A. Lash	First Selectman, Greenwich, Connecticut (city government) since 2003 and Chairman of Manchester Principal LLC and its predecessor company (high technology venture capital firm) since 1982. Mr. Lash also served as Chairman and Chief Executive Officer of Reading Tube Corporation from 1982 to 1996. Mr. Lash is a director of Ivy Animal Health, Inc. and the East West Institute, and a Trustee of the Massachusetts Institute of Technology.	62	2002
James F. McCall	Former Executive Director of the American Society of Military Comptrollers from 1991 to 2004. He was Lieutenant General and Comptroller of the U.S. Army from 1988 until 1991, when he retired. General McCall was commissioned as 2nd Lieutenant of Infantry in 1958 and was selected into the Army's Comptroller/Financial Management career field in 1970. General McCall is Chairman of the Board of Enterprise Bancorp Inc., a director of the Pentagon Federal Credit Union Foundation and former Vice Chairman of the Board of Directors of the American Refugee Committee.	72	1996
J. Larry Nichols	Chairman of the Board and Chief Executive Officer of Devon Energy Corporation (independent energy company). Mr. Nichols has served as Chairman of Devon Energy Corporation since 2000, as Chief Executive Officer since 1980 and was President from 1976 until May 2003. Mr. Nichols serves as a director of several trade associations relevant to the oil and gas exploration and production business.	64	2001
H. John Riley, Jr.	Former Chairman of the Board of Cooper Industries, Ltd. (diversified manufacturer) from May 1996 to February 2006. He was Chief Executive Officer of Cooper Industries from 1995 to 2005. He was Executive Vice President, Operations of Cooper Industries from 1982 to 1992, Chief Operating Officer from 1992 to 1995 and President from 1992 to 2004. Mr. Riley is a director of The Allstate Corporation and Post Oak Bank, N.A. Mr. Riley also serves as a director of Junior Achievement of Southeast Texas, Central Houston, Inc. and as a trustee of the Museum of Fine Arts, Houston and Syracuse University.	66	1997
Charles L. Watson	Chairman of Eagle Energy Partners (energy marketing) since 2003, Chairman of Wincrest Ventures, L.P. (private investments) since January 1998, Founding Partner of Caldwell Watson Real Estate Group, Inc. since 1994, Chairman of Collegiate Zone LP since 2004 and Senior Energy advisor for Katzenbach Partners since 2006. Former Chairman and Chief Executive Officer of Dynegy Inc. (diversified energy) from 1989 to 2002. Elected Chairman and Chief Executive Officer of NGC Corporation, the predecessor of Dynegy, in 1989. Mr. Watson is also a board member of Shona Energy Partners, Patman Drilling Inc., Central Houston, Inc., Baylor College of Medicine and Angeleno Investors, L.P.	57	1998

It is the policy of the Board of Directors that any nominee for director who receives a "withhold" vote representing a majority of the votes cast for his or her election would be required to submit a letter of resignation to the Board's Governance Committee. The Governance Committee would recommend to the Board whether or not the resignation should be accepted. Pursuant to the Company's Bylaws, in case of a vacancy on the Board of Directors, a majority of the remaining directors will appoint a successor, and the director so appointed will hold office until the next annual meeting or until his or her successor is elected and qualified or until his or her earlier death, retirement, resignation or removal.

CORPORATE GOVERNANCE

The Company's Board of Directors believes the purpose of corporate governance is to maximize stockholder value in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance practices, which practices the Board and management believe promote this purpose, are sound and represent best practices. The Board continually reviews these governance practices, Delaware law (the state in which the Company is incorporated), the rules and listing standards of the NYSE and SEC regulations, as well as best practices suggested by recognized governance authorities. The Board has established the Company's Corporate Governance Guidelines ("Governance Guidelines") as the principles of conduct of the Company's business affairs to benefit its stockholders, which guidelines conform to the NYSE corporate governance listing standards and SEC rules. The Governance Guidelines are posted under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com* and are also available upon request to the Company's Corporate Secretary.

Board of Directors

During the fiscal year ended December 31, 2006, the Board of Directors held eight meetings, and each director attended at least 75% of the total number of meetings of the Company's Board of Directors and of the respective Committees on which he or she served. During fiscal year 2006, each non-management director was paid an annual retainer of $60,000. The Audit/Ethics Committee Chairman received an additional annual retainer of $20,000. Each of the other non-management Committee Chairmen received an additional annual retainer of $15,000. Each of the members of the Audit/Ethics Committee, excluding the Chairman, received an additional annual retainer of $10,000. Each of the members, excluding the Chairmen, of the Compensation, Finance and Governance Committees received an additional annual retainer of $5,000. Each non-management director also received annual non-retainer equity in a total amount of $150,000, in the form of (i) restricted shares of the Company's Common Stock with a value of $100,000 issued in January of each year that generally will vest one-third on the annual anniversary date of the award (however, the restricted shares, to the extent not previously vested or forfeited, will become fully vested on the annual meeting of stockholders next following the date the non-management director attains the age of 72); and (ii) options to acquire the Company's Common Stock with a value of $25,000 issued in each of January and July. The options will vest one-third each year beginning on the first anniversary date of the grant of the option. The Company previously provided benefits under a Directors Retirement Plan, which Plan remains in effect until all benefits accrued thereunder are paid in accordance with the current terms and conditions of that Plan. No additional benefits have been accrued under the Plan since December 31, 2001.

Director Independence

All members of the Board of Directors, other than the Chairman and Chief Executive Officer, Mr. Deaton, satisfy the independence requirements of the NYSE. In addition, the Board has adopted a "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert" included as Exhibit C to the Governance Guidelines and attached as Annex A to this Proxy Statement. Such Policy supplements the NYSE independence requirements. Directors who meet these independence standards are considered to be "independent" as defined therein. The Board has determined that all the nominees for election at this Annual Meeting, other than Mr. Deaton, meet these standards.

Regularly Scheduled Executive Sessions of Non-Management Directors

Pursuant to the Governance Guidelines, executive sessions of independent non-management directors are held at every regularly scheduled meeting of the Board of Directors. The Governance Committee reviews and recommends to the Board a director to serve as Lead Director during executive sessions. Currently, Mr. Riley serves as the Lead Director during the executive sessions of independent non-management directors.

Committees of the Board

The Board of Directors has, in addition to other committees, an Audit/Ethics Committee, a Compensation Committee and a Governance Committee. The Audit/Ethics, Compensation and Governance Committees are comprised solely of independent directors in accordance with NYSE corporate governance listing standards. The Board of Directors adopted charters for the Audit/Ethics, Compensation and Governance Committees that comply with the requirements of the NYSE standards, applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and SEC rules. Each of the charters has been posted and is available for public viewing under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com* and are also available upon request to the Company's Corporate Secretary.

Committee Memberships 2006 – 2007

Audit/Ethics	Compensation	Executive	Finance	Governance
James F. McCall (C)	H. John Riley (C)	Chad C. Deaton (C)	Anthony G. Fernandes (C)	Clarence P. Cazalot, Jr. (C)
Larry D. Brady	Edward P. Djerejian	Clarence P. Cazalot, Jr.	Larry D. Brady	Edward P. Djerejian
Clarence P. Cazalot, Jr.	Claire W. Gargalli	H. John Riley, Jr.	Claire W. Gargalli	James F. McCall
Anthony G. Fernandes	Pierre H. Jungels	Charles L. Watson	Pierre H. Jungels	H. John Riley, Jr.
James A. Lash	J. Larry Nichols		James A. Lash	Charles L. Watson
J. Larry Nichols			Charles L. Watson	

Audit/Ethics Committee. The Audit/Ethics Committee held nine meetings during fiscal year 2006. The Board of Directors has determined that the Audit/Ethics Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert." The Audit/Ethics Committee Charter is attached as Annex B to this Proxy Statement and can be accessed electronically under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com*. The General Auditor and the Corporate internal audit function report directly to the Audit/Ethics Committee. The Company's Corporate Audit Department sends written reports quarterly to the Audit/Ethics Committee on its audit findings and the status of its internal audit projects. The Audit/Ethics Committee provides assistance to the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function, the review and pre-approval of the current year audit and non-audit fees and the Company's risk analysis and risk management procedures. In addition, the Audit/Ethics Committee oversees the Company's compliance programs relating to legal and regulatory requirements. The Audit/Ethics Committee has developed "Procedures for the Receipt, Retention and Treatment of Complaints" to address complaints received by the Company regarding accounting, internal controls or auditing matters. Such procedures are included as Exhibit F to the Governance Guidelines. The Governance Guidelines are posted under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com* and are also available upon request to the Company's Corporate Secretary.

The Audit/Ethics Committee also is responsible for the selection and hiring of the Company's independent auditor. To promote independence of the audit, the Audit/Ethics Committee consults separately and jointly with the independent auditor, the internal auditors and management.

The Board has reviewed the experience of the members of the Audit/Ethics Committee and has found that each member of the Committee meet the qualifications to be an "audit committee financial expert" under the SEC rules issued pursuant to SOX. The Board has designated Anthony G. Fernandes as the member of the Committee who serves as the "audit committee financial expert" of the Company's Audit/Ethics Committee.

Compensation Committee. The Compensation Committee held four meetings during fiscal year 2006. The Board of Directors has determined that the Compensation Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert." The Compensation Committee Charter can be accessed electronically under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com*. The functions performed by the Compensation Committee include reviewing and approving Baker Hughes' executive salary and bonus structure; reviewing Baker Hughes' stock option plans (and approving grants thereunder), employee retirement income plans, the employee thrift plan and the employee stock purchase plan; setting bonus goals; approving salary and bonus awards to key executives; recommending incentive compensation and stock award plans for approval by stockholders; and reviewing management succession plans.

Governance Committee. The Governance Committee held three meetings during fiscal year 2006. The Board of Directors has determined that the Governance Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert." A current copy of the Governance Committee Charter can be accessed electronically under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com*. The functions performed by the Governance Committee include overseeing the Company's corporate governance affairs and monitoring compliance with the Governance Guidelines. In addition, the Governance Committee nominates candidates for the Board of Directors, selects candidates to fill vacancies on the Board, reviews the structure and composition of the Board, considers the qualifications required for continuing Board service and recommends directors' compensation. The Governance Committee annually reviews the Company's Policy Statement on Shareholder Rights Plans and reports any recommendations to the Board of Directors.

The Governance Committee has implemented policies regarding Board membership. The Governance Committee will consider candidates based upon the size and existing composition of the Board, the number and qualifications of candidates, the benefit of continuity on the Board and the relevance of the candidate's background and experience to issues facing the Company. The criteria used for selecting directors are described in the Company's "Guidelines for Membership on the Board of Directors," included as Exhibit A to the Governance Guidelines, and are attached as Annex C to this Proxy Statement. In addition, the Company has established a formal process for the selection of candidates, as described in the Company's "Selection Process for New Board of Directors Candidates" included as Exhibit B to the Governance Guidelines, and candidates are evaluated based on their background, experience and other relevant factors as described in the Guidelines for Membership on the Board of Directors. The Board or the Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates.

The Governance Committee has established, in accordance with the Company's Bylaws regarding stockholder nominees, a policy that it will consider director candidates recommended by stockholders. Recommendations that stockholders desire to make for the 2008 Annual Meeting should be submitted between October 18, 2007 and November 17, 2007 in accordance with the Company's Bylaws and "Policy and Submission Procedures for Stockholder Recommended Director Candidates" included as Exhibit D to the Governance Guidelines, which are posted under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com* and are also available upon request to: Chairman, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas 77210, or to the Corporate Secretary c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. Such recommendations should be accompanied by substantially the same types of information as are required under the Company's Bylaws for stockholder nominees.

Each of the current nominees for director listed under the caption "Election of Directors" is an existing director standing for election. In connection with the 2007 election of directors, the Company has not paid any fee to a third party to identify or evaluate or to assist in identifying or evaluating such nominees. However, in connection with the appointment of Mr. Jungels to our Board of Directors following the 2006 Annual Meeting, a third party search firm was retained and paid a fee in connection with his appointment. In connection with the 2007 Annual Meeting, the Governance Committee did not receive any recommendation for a nominee proposed from any stockholder or group of stockholders.

Stockholder Communications with the Board of Directors

The Company's Annual Meeting provides an opportunity each year for stockholders to ask questions of or otherwise communicate directly with members of the Company's Board of Directors on matters relevant to the Company. In accordance with the Company's "Annual Meeting Director Attendance Policy," which has been incorporated into the Governance Guidelines, all directors and nominees for election as directors are requested and encouraged to personally attend the Company's Annual Meeting. All of the Company's 2006 director nominees attended the Company's 2006 Annual Meeting.

To provide the Company's stockholders and other interested parties with a direct and open line of communication to the Company's Board of Directors, a process has been established for communications with any member of the Board of Directors, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, or Finance Committee or with the non-management directors as a group. Stockholders may communicate with any member of the Board, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, or Finance Committee or with the non-management directors of the Company as a group, by sending such written communication to the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019. The procedures for "Stockholder Communications with the Board of Directors", attached as Annex D to this Proxy Statement, are also included as Exhibit E to the Governance Guidelines and can be accessed electronically under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com* and are also available upon request to the Company's Corporate Secretary.

Business Code of Conduct

The Company has a Business Code of Conduct that applies to all officers, directors and employees, which includes the code of ethics for the Company's principal executive officer, principal financial officer, principal accounting officer or controller and all other persons performing similar functions within the meaning of the securities laws and regulations. Each of the Company's officers has certified compliance with the Company's Business Code of Conduct and the applicable NYSE and SOX provisions. The Company's Business Code of Conduct and Code of Ethical Conduct Certification are posted under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com* and are also available upon request to the Company's Corporate Secretary.

SECURITY OWNERSHIP OF MANAGEMENT

Set forth below is certain information with respect to beneficial ownership of the Common Stock as of March 1, 2007 by each director nominee, the persons named in the Summary Compensation Table below and the directors and executive officers as a group. The table includes transactions effected prior to the close of business on March 1, 2007.

	Shares Beneficially Owned			
Name	Shares Owned as of March 1, 2007	Shares Subject to Options Which Are or Will Become Exercisable Prior to May 1, 2007	Total Beneficial Ownership as of May 1, 2007	% of Class[1]
Larry D. Brady	5,617[2]	365	5,982	–
Clarence P. Cazalot, Jr.	7,208[2]	2,092	9,300	–
Edward P. Djerejian	7,208[2]	111	7,319	–
Anthony G. Fernandes	9,208[2]	11,469	20,667	–
Claire W. Gargalli	12,361[2]	9,492	21,853	–
Pierre H. Jungels	2,408[2]	0	2,408	–
James A. Lash	2,791[2]	2,092	4,883	–
James F. McCall	7,208[2]	111	7,319	–
J. Larry Nichols	2,791[2]	5,092	7,883	–
H. John Riley, Jr.	19,208[2]	4,092	23,300	–
Charles L. Watson	12,867[2]	25,345	38,212	–
Chad C. Deaton	171,048[3]	155,295	326,343	–
James R. Clark	104,497[4]	136,667	241,164	–
Peter A. Ragauss	41,880[5]	15,911	57,791	–
G. Stephen Finley	22,305[6]	0[6]	22,305	–
Alan R. Crain, Jr.	45,177[7]	21,585	66,762	–
David H. Barr	49,308[8]	26,673	75,981	–
Douglas J. Wall	54,893[9]	24,340	79,234	–
All directors and executive officers as a group (27) persons)	702,880	546,969	1,249,849	–

[1] No percent of class is shown for holdings of less than 1%.

[2] Includes 1,459 shares issued as a restricted stock award on January 24, 2007, which award will vest one-third on each of January 24, 2008, 2009 and 2010, or, if earlier, on the date of the annual meeting of stockholders next following the date the non-management director attains age 72.

[3] Includes: (i) 80,000 shares awarded on October 25, 2004 of which 20,000 shares vested on October 25, 2006 with 20,000 shares vesting on each of October 25, 2007, 2008 and 2009; (ii) 50,850 shares awarded on January 26, 2005 of which 16,950 shares vested on each of January 25, 2006 and 2007 and 16,950 shares will vest on January 25, 2008; (iii) 25,395 shares awarded on January 25, 2006 of which 8,465 shares vested on January 26, 2007 with 8,465 shares vesting on each of January 26, 2008 and 2009; and (iv) 26,437 shares awarded on January 24, 2007, which will vest one-third on each of January 24, 2008, 2009 and 2010. To date, 18,840 shares have been withheld to satisfy the tax withholding related to the vesting of these restricted stock awards.

[4] Includes: (i) 40,000 shares awarded on October 27, 2004 of which 10,000 shares will vest 25% on each of October 27, 2007 and 2008 with the remaining 20,000 shares vesting on October 27, 2009; (ii) 20,350 shares awarded on January 26, 2005 of which 6,783 shares vested on each of January 25, 2006 and 2007 and 6,784 shares will vest on January 25, 2008; (iii) 11,000 shares awarded on January 25, 2006 of which 3,666 shares vested on January 26, 2007 with 3,667 shares vesting on each of January 26, 2008 and 2009; and (iv) 10,695 shares awarded on January 24, 2007, which will vest one-third on each of January 24, 2008, 2009 and 2010. To date, 13,702 shares have been withheld to satisfy the tax withholding related to the vesting of these restricted stock awards.

[5] Includes (i) 25,344 shares issued as restricted stock awards on April 26, 2006 of which 6,336 shares will vest on each of April 26, 2008 and 2009, with the remaining 12,662 vesting on April 26, 2010; and (ii) 8,221 shares awarded on January 24, 2007, which will vest one-third on each of January 24, 2008, 2009 and 2010. Also includes a restricted stock award on April 26, 2006 of 8,315 shares which will vest one-third on each of April 26, 2007, 2008 and 2009.

[6] Includes 20,000 and 9,600 shares issued as restricted stock awards on October 23, 2002 and January 26, 2005, respectively. In connection with Mr. Finley's retirement, the Company accelerated the vesting of Mr. Finley's 20,000 share restricted stock award to March 31, 2006, which was originally scheduled to vest on June 30, 2006 and the vesting of the remaining 9,600 shares of the 14,400 share restricted stock award to March 31, 2006, which was originally scheduled to vest on each of January 26, 2007 and 2008. The Company withheld 10,789 shares to satisfy the withholding taxes due upon vesting. To date, 12,096 shares have been withheld to satisfy the tax withholding related to the vesting of these restricted stock awards. In connection with his retirement, all of Mr. Finley's outstanding stock options vested.

[7] Includes: (i) 10,000 shares awarded on April 28, 2004, all of which will vest on April 28, 2008; (ii) 9,325 shares awarded on January 26, 2005 of which 3,108 shares vested on each of January 25, 2006 and 2007 and 3,109 shares will vest on January 25, 2008; (iii) 6,000 shares awarded on January 25, 2006 of which 2,000 shares vested on January 26, 2007 with 2,000 shares vesting on each of January 26, 2008 and 2009; and (iv) 5,872 shares awarded on January 24, 2007, which will vest one-third on each of January 24, 2008, 2009 and 2010. Also includes a restricted stock award of 15,000 shares on January 24, 2007 which will vest as to 10,000 shares on January 24, 2009 and the remaining 5,000 shares on January 24, 2010. To date, 2,220 shares have been withheld to satisfy the tax withholding related to the vesting of these restricted stock awards.

[8] Includes: (i) 10,000 shares awarded on March 2, 2004, which will vest on March 2, 2008; (ii) 4,750 shares awarded on January 26, 2005 of which 1,583 shares vested on each of January 25, 2006 and 2007 and 1,584 shares will vest on January 25, 2008; (iii) 16,000 shares awarded on February 28, 2005, of which 4,000 shares vested on February 28, 2007 with 4,000 shares vesting on February 28, 2008 and the remaining 8,000 shares vesting on February 28, 2009; (iv) 4,356 shares awarded on January 25, 2006 of which 1,452 shares vested on January 26, 2007 with 1,452 shares vesting on each of January 26, 2008 and 2009; and (v) 5,078 shares awarded on January 24, 2007, which award will vest one-third on each of January 24, 2008, 2009 and 2010. To date, 2,329 shares have been withheld to satisfy the tax withholding related to the vesting of these restricted stock awards.

(9) Includes: (i) 10,000 shares awarded on March 2, 2004, which will vest on March 2, 2008; (ii) 4,750 shares awarded on January 26, 2005 of which 1,583 shares vested on each of January 25, 2006 and 2007 and 1,584 shares will vest on January 25, 2008; (iii) 16,000 shares awarded on February 28, 2005, of which 4,000 shares vested on February 28, 2007 with 4,000 shares vesting on February 28, 2008 and the remaining 8,000 shares vesting on February 28, 2009; (iv) 4,356 shares awarded on January 25, 2006 of which 1,452 shares vested on January 26, 2007 with 1,452 shares vesting on each of January 26, 2008 and 2009; and (v) 5,078 shares awarded on January 24, 2007, which award will vest one-third on each of January 24, 2008, 2009 and 2010. To date, 2,729 shares have been withheld to satisfy the tax withholding related to the vesting of these restricted stock awards.

CHARITABLE CONTRIBUTIONS

During the fiscal year ended December 31, 2006, the Company did not make any contributions to any charitable organization in which an independent, non-management director served as an executive officer, that exceeded the greater of $1 million or 2% of the charitable organization's consolidated gross revenues.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), requires executive officers, directors and persons who beneficially own more than 10% of the Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC and the NYSE. SEC regulations require executive officers, directors and greater than 10% beneficial owners to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of those forms furnished to the Company and written representations from the executive officers and directors, the Company believes its executive officers and directors complied with all applicable Section 16(a) filing requirements during the fiscal year ended December 31, 2006 with the exception of one late filing on Form 4 relating to one transaction for James F. McCall, a director, filed on May 9, 2006 rather than March 9, 2006.

COMPENSATION DISCUSSION AND ANALYSIS

Oversight of Executive Compensation Program

The Compensation Committee of our Board of Directors (the "Compensation Committee") oversees our compensation programs. Our compensation programs include programs that are designed specifically for (1) our most senior executives officers ("Senior Executives"), which includes the Principal Executive Officer ("PEO") and the other executive officers named in the Summary Compensation Table (the "NEOs"); (2) employees who are designated as executives of the Company ("Executives"), which includes the Senior Executives and (3) a broad-base of Company employees. Additionally, the Compensation Committee is charged with the review and approval of all annual compensation decisions relating to Senior Executives, including those for the PEO and NEOs.

Consistent with the listing requirements of the NYSE, the Compensation Committee is composed entirely of independent, non-management members of the Board of Directors. No Compensation Committee member participates in any of the Company's employee compensation programs. Each year we review any and all relationships that each director may have with us and the Board of Directors subsequently reviews our findings. The Board of Directors has determined that none of the Compensation Committee members have any material business relationships with us.

The Compensation Committee has taken the following actions to improve the links between Senior Executive pay and performance:

- including performance-based awards in the Company's long-term incentive programs;
- hiring an independent compensation consultant to advise on executive compensation issues;
- realigning compensation structures based on a more clearly defined competitive pay strategy;
- rotating Compensation Committee members to promote a non-biased approach to pay considerations; and
- reviewing and approving the industry specific Peer Group (as defined below) for more precise performance comparisons.

The responsibilities of the Compensation Committee, as stated in its charter, include the following:

- reviewing, on a regular basis, and approving the Company's general compensation strategy and objectives;
- reviewing and approving the Company's goals and objectives relevant to the PEO's compensation annually, evaluating the PEO's performance in light of such goals and objectives, and determining the PEO's compensation level based on this evaluation and other relevant information;
- reviewing and approving annually the individual elements of total compensation for the PEO, including annual salary, annual bonus and long-term incentive compensation, and reporting such determinations to the Board of Directors, as required;
- reviewing and discussing with management the disclosures made in the Compensation Discussion and Analysis prior to the filing of the Company's Annual Report on Form 10-K and Proxy Statement for the annual meeting of stockholders, and recommending to the Board of Directors whether the Compensation Discussion and Analysis should be included in the Form 10-K and Proxy Statement;
- reviewing and approving the individual elements of total compensation for the Senior Executives of the Company other than the PEO;
- reviewing with the PEO matters relating to management succession, including compensation related issues;
- maintaining and reviewing with the Board of Directors a list of potential successors to the PEO, in the event of an emergency or retirement of the PEO on short notice;

- making recommendations to the Board of Directors regarding all employment agreements, severance agreements, change in control provisions and agreements and any special supplemental benefits applicable to the Company's Executives.
- assuring that the Company's incentive compensation program, including the annual and long-term incentive plans, is administered in a manner consistent with the Company's compensation strategy in regards to participation, target awards, corporate financial goals and actual awards paid to Senior Executives;
- approving and/or recommending to the Board of Directors new incentive compensation plans and equity-based compensation plans, and submitting for stockholder approval where appropriate;
- approving revisions to annual salary increases for the Company's Senior Executives and reviewing compensation arrangements of the Company's Senior Executives;
- reviewing and reporting to the Board of Directors the levels of stock ownership by the Senior Executives of the Company in accordance with the Stock Ownership Policy adopted by the Board of Directors, including resolution of situations where individual officers are out of compliance;
- reviewing the Company's employee benefit programs, as administered by an administrative committee and an investment committee, and recommending for approval all committee administrative changes that may be subject to the approval of the stockholders or the Board of Directors; and
- producing an annual compensation committee report for inclusion in the Company's Proxy Statement in accordance with applicable rules and regulations.

Compensation Consultant

In June 2005, the Compensation Committee retained Mercer Human Resource Consulting ("Mercer") as its independent compensation consultant to advise the Compensation Committee on all matters related to the Senior Executives' compensation and general compensation programs. This relationship continued in 2006 with Mercer attending two of the Compensation Committee meetings during the year.

Mercer assists the Compensation Committee by providing comparative market data on compensation practices and programs based on an analysis of peer competitors. Mercer also provides guidance on industry best practices. Mercer advised the Compensation Committee in (1) determining base salaries for Senior Executives, (2) setting individual performance goals and award levels for Senior Executives for the Long-Term Incentive Plan performance cycle beginning in 2006 and (3) designing and determining individual grant levels for the 2006 long-term incentive awards for the Senior Executives.

From time to time Mercer provides advice to the Governance Committee with respect to reviewing and structuring our policy regarding fees paid to our directors as well as other equity and non-equity compensation awarded to non-management directors, including designing and determining individual grant levels for the 2006 long-term incentive awards.

In January 2006, management retained Stern Stewart & Co., an independent consultant, to assist the Committee in developing certain targets for its long term incentive plan. This relationship continues in 2007.

Peer Group and Compensation Targets

With the assistance of Mercer, the Compensation Committee selected a compensation peer group of companies consisting of twelve publicly-traded, energy related companies (the "Peer Group"). The Peer Group is used to benchmark executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to ours and have global businesses that compete with us for executive talent.

The following twelve companies comprise the Peer Group: Anadarko Petroleum Corporation, Apache Corporation, BJ Services Company, Devon Energy Corporation, Fluor Corporation, Halliburton Company, Nabors Industries Limited, National Oilwell Varco Incorporated, Schlumberger Limited, Smith International Incorporated, Transocean Incorporated and Weatherford International Limited. An analysis based on recent financial data shows that amongst our Peer Group we ranked sixth in revenue as of June 30, 2006 and fourth in market capitalization as of August 31, 2006.

The Compensation Committee reviews compensation data prepared by Mercer (the "Survey Data") to ensure that our total Senior Executive compensation program is competitive. The Survey Data is a compilation of compensation and other data prepared by Mercer based upon its review of the Peer Group as well as other companies that participate in energy and general industry surveys.

Overview of Compensation Philosophy and Program

In order to recruit and retain the most qualified and competent individuals as Senior Executives, we strive to maintain a compensation program that is competitive in the global labor market. The purpose of our compensation program is to reward exceptional organizational and individual performance.

The following compensation objectives are considered in setting the compensation programs for our Senior Executives:

- drive and reward performance which supports the Company's core values of integrity, teamwork, performance and learning;
- provide a significant percentage of total compensation that is at-risk, or variable, based on predetermined performance criteria;
- require significant stock holdings to align the interests of Senior Executives with those of stockholders;
- design competitive total compensation and rewards programs to enhance our ability to attract and retain knowledgeable and experienced Senior Executives; and
- set compensation and incentive levels that reflect competitive market practices.

Compensation Elements and Rationale for Pay Mix Decisions

To reward both short and long-term performance in the compensation program and in furtherance of our compensation objectives noted above, our executive compensation philosophy includes the following four principles:

(i) Compensation should be related to performance

The Compensation Committee believes that a significant portion of a Senior Executive's compensation should be tied not only to individual performance, but also to the performance of the Senior Executive's business unit, division, or function and to Company performance measured against both financial and non-financial goals and objectives. We also place emphasis on relative performance within the Peer Group as a means to ensure that we consistently deliver stockholder value.

During periods when performance meets or exceeds the established objectives, Senior Executives should be paid at or more than expected levels, respectively. When our performance does not meet key objectives, incentive award payments, if any, should be less than such levels.

(ii) Incentive compensation should represent a large portion of a Senior Executive's total compensation

The Company intends to minimize the amount of fixed compensation paid to Senior Executives in order to minimize costs when Company performance is not optimum. The larger portion of compensation should be paid in the form of short-term and long-term incentives, which are calculated and paid based primarily on financial measures of profitability and stockholder value creation. Senior Executives have the incentive of increasing Company profitability and stockholder return in order to earn the major portion of their compensation package. Less than 50% of the Senior Executive's compensation package is contingent upon continued employment and the remainder is at risk and contingent on Senior Executives driving Company financial success.

(iii) Compensation levels should be competitive

The Compensation Committee reviews the Survey Data to ensure that the compensation program is competitive. We believe that a competitive compensation program will enhance our ability to attract and retain Senior Executives.

(iv) Incentive compensation should balance short and long-term performance

The Compensation Committee seeks to structure a balance between achieving strong short-term annual results and ensuring our long-term viability and success. To reinforce the importance of balancing these perspectives, Senior Executives are regularly provided both short and long-term incentives.

We provide Senior Executives and many employees with various means of becoming stockholders of the Company. These opportunities include stock option grants, service-based restricted stock awards and the employee stock purchase plan.

Beginning in 2005, we began shifting our equity-based award structure for Senior Executives from awards consisting primarily of stock options to include service-based restricted stock. In 2006, we further broadened long-term incentives to include performance units to be paid in cash based on the Company's performance over a three-year period.

The Compensation Committee believes that the mix of long-term incentives allows us to deliver long-term incentive awards aligned with the interests of stockholders. Stock options and restricted stock create a focus on share price appreciation, while performance units emphasize financial performance. Finally, restricted stock awards and performance units serve as a retention tool to ensure that recipients remain employed.

Financial Metrics Used in Compensation Programs

Several financial metrics are commonly referenced in defining Company performance for Senior Executive compensation. These metrics are defined here and their use in annual and long-term incentive programs is described below.

Earnings Per Share

To ensure compensation is proportional to the return on investment earned by stockholders, we use Earnings per Share ("EPS") as a metric in the 1995 Employee Annual Incentive Compensation Plan, as amended and restated, for Senior Executives. EPS is generally defined as our net income divided by the average number of shares outstanding during that period. Non-operational items are generally excluded from the EPS calculation for purposes of determining Annual Incentive Compensation payouts. The impact of certain items may be excluded from EPS calculations. For example, the results of WesternGeco's operations as well as the impact from the sale in April 2006 of our interest in WesternGeco were excluded from the Company's calculation of EPS in 2006.

Profit After Tax

A related metric used in the annual incentive calculations is profit after tax ("PAT"). The use of this metric allows us to reward Senior Executives for meeting targets related to actual operating profit earned each year. Operating profit and profit after tax are non-GAAP measures comprised of income from continuing operations excluding the impact of certain identified items. For example, excluded from this calculation in 2006 was the pre-tax gain of $1,743.5 million ($1,035.2 million after tax) from the sale of our 30% interest in WesternGeco, our seismic joint venture with Schlumberger Limited, to Schlumberger on April 28, 2006 for $2.4 billion in cash. We believe that operating profit and PAT are useful because they are consistent measures of the underlying results of our business. Furthermore, management uses operating profit internally as a measure of the performance of our operations.

Baker Value Added

Baker Value Added ("BVA") is a non-GAAP measure that supplements traditional accounting measures to evaluate the return on capital invested in the business. BVA is calculated as our financial return in a given period less our capital charge for that period. Our financial return is defined as (i) profit before tax (as defined below) plus goodwill and non-compete amortization, which is a component of cost of sales, multiplied by (ii) 1 minus the applicable tax rate. Our capital charge is defined as (i) the weighted average cost of capital determined for the Company for the period multiplied by (ii) the average capital employed. Profit before tax is calculated as total revenues minus total costs and expenses, plus interest income. The impact of certain items may be excluded from BVA calculations. For example, the results of WesternGeco's operations as well as the impact from the sale in April 2006 of our interest in WesternGeco, were excluded from the Company's calculation of BVA in 2006.

Compensation Benchmarking Relative to Market

Mercer annually provides the Compensation Committee with the Survey Data to assist in the review and comparison of each element of compensation for the Senior Executives. With such information, the Compensation Committee reviews and analyzes compensation for each Senior Executive and makes adjustments as appropriate. The Compensation Committee targets different compensation levels for each element of compensation as described below.

The Compensation Committee targets the median base salary level (50th percentile) of the Survey Data for the base salaries of the Senior Executives. Adjustments to the median base salary level may be made based on comparisons to the Survey Data and evaluation of the Senior Executive's level of responsibility and experience as well as Company-wide performance. The Compensation Committee also considers the Senior Executive's success in achieving business results, promoting our core values and keys to success, improving health and safety and demonstrating leadership. Our core values are integrity, teamwork, performance and learning, and we believe the keys to success for the Company to be (i) people contributing at their full potential, (ii) delivering unmatched value to our customers (iii) being cost efficient in everything we do, and (iv) employing our resources effectively.

Benchmarking and aligning base salaries is especially critical to a competitive compensation program. Other elements of our compensation are affected by changes in base salary. Annual incentives are targeted and paid out as a percentage of base salary, and the target levels of long-term incentives are also set as a percentage of base salary.

The compensation program allows Senior Executives to participate in the 1995 Employee Annual Incentive Compensation Plan, as amended and restated, which is an annual variable cash pay plan offered to a large portion of our employees. The payouts for Senior Executives are targeted to pay out at the median (50th percentile) of the Survey Data in years when we reach expected financial performance levels. If we reach, but do not exceed, the financial plan for any given year, the incentive payout should be at the median of the Survey Data. However, the Annual Incentive Plan is designed so that in years that financial performance significantly exceeds our financial plan, the payouts of the short-term incentive program should reach the 75th percentile of the Survey Data.

The compensation program also allows Senior Executives to participate in the long-term incentive program. This program allows Senior Executives to increase their compensation over a number of years as stockholder value is increased as a result of increases in the stock price or sustained improvements in financial performance over multiple years. The Compensation Committee approved targeting the 75th percentile of the Survey Data with respect to long-term incentive awards.

The combined elements of compensation, base salary, annual incentives, and long-term incentives, are referred to as "Total Direct Compensation." The target level for Total Direct Compensation is at the 60th percentile of the Survey Data in years where expected financial results are achieved. However, in years that financial results significantly exceed our financial plan resulting in greater than expected returns to stockholders, the Total Direct Compensation could be at the 70th percentile or more of the Survey Data. Mercer provides a market reference on the overall mix of compensation elements by benchmarking each element of compensation against the Survey Data and also comparing the Total Direct Compensation to the Survey Data. Senior Executives can be rewarded at the upper end of the range for any compensation element based on individual or Company performance, as well as the Senior Executive's experience and expertise.

Review of Senior Executive Performance

The Compensation Committee reviews, on an annual basis, each compensation element of a Senior Executive. In each case, the Compensation Committee takes into account the scope of responsibilities and experience and balances these against competitive salary levels. The Compensation Committee has the opportunity to meet with the Senior Executives at various times during the year, which allows the Compensation Committee to form its own assessment of each individual's performance.

In addition, each year, the PEO presents to the Compensation Committee his evaluation of each Senior Executive, which includes a review of contribution and performance over the past year, strengths, weaknesses, development plans and succession potential. Following this presentation and a review of the Survey Data, the Compensation Committee makes its own assessments and approves compensation for each Senior Executive. Compensation in excess of the median of the Survey Data is provided through the variable elements of the compensation program to further our pay-for-performance philosophy.

Components of the Executive Compensation Program

The Compensation Committee believes the total compensation and benefits program for Senior Executives should consist of the following:

- base salaries;
- annual incentive plan;
- long-term incentive compensation;
- retirement, health and welfare benefits; and
- perquisites and perquisite allowance payments.

Base Salaries

Senior Executive base salaries are targeted at median levels of the Survey Data. Base salaries are determined by evaluating a Senior Executive's level of responsibility and experience and the Company's performance.

Increases to base salaries, if any, are driven primarily by individual performance and comparative data from the Survey Data. Individual performance is evaluated by reviewing the Senior Executive's success in achieving business results, promoting our core values and keys to success and demonstrating leadership abilities.

In setting the base salary of the Senior Executives for fiscal year 2006, the Compensation Committee reviewed the compensation of comparable senior executives from the Survey Data.

The Compensation Committee also considered the Company's continuing achievement of its short- and long-term goals to:

- achieve specific EPS and BVA goals;
- communicate strategy and financial results effectively;
- increase emphasis on employee health and safety; and
- develop human resource capability and reduce attrition.

The Compensation Committee based its compensation decisions on the Company's performance related to the objectives listed above. The Compensation Committee does not rely solely on predetermined formulas or a limited set of criteria when it evaluates the performance of the Senior Executives.

The Compensation Committee reviews the Survey Data annually. The Survey Data and general economic conditions and marketplace compensation trends are evaluated with the assistance of Mercer. The Compensation Committee usually adjusts base salaries for Senior Executives when:

- the current compensation demonstrates a significant deviation from the market data;
- recognizing outstanding individual performance; or
- recognizing an increase in responsibility.

This is in line with our philosophy that Senior Executive compensation above competitive median levels is paid from the variable portion of the compensation package.

If in this review of individual performance and market salary data, the Compensation Committee finds that the Senior Executive is paid competitively at the 50th percentile of the market, and has exhibited exceptional performance during the period under review, the Compensation Committee may award the Senior Executive a merit lump sum instead of a salary increase. The purpose of the merit lump sum is to reward individual performance in the annual review, without increasing the base salary beyond the competitive 50th percentile of market. This allows the Senior Executive to be rewarded for exceptional performance, without the Company incurring the additional costs associated with a base salary increase and without increasing salaries over median levels.

The salaries paid to the PEO and the NEOs during fiscal year 2006 are shown in the Summary Compensation Table on page 25.

Annual Incentive Plan

The Annual Incentive Plan is administered under the 1995 Employee Annual Incentive Compensation Plan, as amended and restated (the "Annual Incentive Plan"), and provides Senior Executives with the opportunity to earn cash bonuses based on the achievement of specific Company-wide, business unit, division, or function and individual performance goals. The Compensation Committee designs the annual incentive component of our compensation program to align Senior Executive pay with our annual (short-term) performance. Incentive bonuses are generally paid in cash in March of each year for the prior fiscal year's performance.

The Compensation Committee approves a target incentive payout as a percentage of the base salary earned during the incentive period for each Senior Executive. These target percentages are based on competitive practices for each comparable position in the Survey Data. The incentive target percentage represents the Senior Executive's annual bonus opportunity if the annual performance goals of the incentive plan are achieved.

The Annual Incentive Plan establishes a set of financial and non-financial metrics for each Senior Executive. These metrics are selected to drive annual performance. Each metric has a weight within the plan, and the sum of the weights is 100%. In 2006, financial metrics comprised 90% of the target incentive and non-financial metrics comprised 10% of the target incentive. The metrics included in the 2006 Annual Incentive Plan are the financial metrics of BVA and EPS and non-financial metrics of voluntary turnover, health and safety, and individual performance.

Performance targets are established at levels that are achievable and are paid based on performance from each Senior Executive. Each of the Senior Executives received an annual bonus based on their individual contributions to the 2006 performance. The maximum annual award possible under the Annual Incentive Plan is $4,000,000.

Annual Incentive Plan Weightings for 2006 for Named Executive Officers

	Mr. Deaton	Mr. Clark	Mr. Finley	Mr. Ragauss	Mr. Crain	Mr. Barr	Mr. Wall
Target Incentive Compensation (% of Base Salary)	100%	80%	65%	65%	60%(1)	60%	60%
Metric	Mr. Deaton	Mr. Clark	Mr. Finley	Mr. Ragauss	Mr. Crain	Mr. Barr	Mr. Wall
Financial Results (BVA and EPS)	90%	90%	90%	90%	90%	90%	90%
Voluntary Turnover Results	2%	2%	2%	2%	2%	2%	2%
Health and Safety Results	3%	3%	3%	3%	3%	3%	3%
Individual Performance	5%	5%	5%	5%	5%	5%	5%

(1) Beginning in 2007, Mr. Crain's Target Incentive Compensation as a percentage of Base Salary will be 65%.

The amount to be paid to each Senior Executive under the Annual Incentive Plan (the "Incentive Amount") is determined by the financial metrics of BVA and EPS, which are combined into an overall value (the "Financial Result"). The Compensation Committee approves three different thresholds with respect to the Financial Result, entry level, expected value and over achievement. Entry level is the minimum level of Financial Result for which the Compensation Committee approves any annual incentive payout. If the Company's Financial Result is less than the entry level threshold, then there is no payout for the Incentive Amount in that fiscal year. If we achieve the entry threshold, the Incentive Amount equals 25% of the target incentive compensation, which is a percentage of the Senior Executive's base salary. Expected Value is the target level of financial performance. If the Company's Financial Result reaches the expected value threshold, the Incentive Amount equals 100% of target incentive compensation. Over achievement represents a level of financial performance that exceeds the expected value threshold. If the Company's Financial Result reaches the over achievement threshold, the Incentive Amount equals 200% of target incentive compensation. Financial performance between any of the thresholds results in a payout that is prorated between the two threshold percentages according to the actual financial performance achieved.

If the Company's Financial Result exceeds the over achievement threshold, the Incentive Amount will exceed 200% of the Senior Executive's target incentive compensation threshold. Any Incentive Amount over 200% of target incentive compensation is not paid out with the annual incentive, but is held or "banked" until following years. Half of the banked amount, plus interest at market rates on the banked amount, is paid one year after the incentive is earned. The remaining half of the amount plus interest at market rates is paid out two years from the date earned. This ensures that exceptional incentive payouts are only realized by Senior Executives if they remain employed by us. An example of the banking calculation is shown in the following table[1]:

Target Incentive Compensation	$ 100,000
Incentive Earned	$ 220,000
Paid in March Following Fiscal Plan Year	$ 200,000
Banked for Following Year	$ 10,500
Banked for 2nd Year After Original Payout	$ 11,025

(1) Values are for illustrative purposes only and assume a 5% market interest rate for the banked amount

For the health and safety metric, we have pre-established goals for an acceptable Total Recordable Incident Rate ("TRIR"). If we attain our goal for TRIR, the health and safety metric is paid out based on the greater of expected value or the actual Financial Result. If the TRIR goal is not achieved, the Senior Executive does not receive that portion of the incentive.

The voluntary turnover metric for 2006 required that we stabilize or reduce voluntary turnover below the documented turnover rate for 2005. Voluntary turnover is defined as the number of voluntary terminations divided by the average headcount during the period. If the Company achieves its goal to stabilize or reduce voluntary turnover in 2006, the Senior Executives will receive that portion of the incentive based on the greater of expected value or the actual Financial Result. Otherwise, the Senior Executive does not receive this portion of the incentive.

The third non-financial metric in the Annual Incentive Plan is individual performance. Generally the direct supervisor of each Senior Executive evaluates individual performance and can grant a discretionary award. Our Board of Directors acts in this capacity in the evaluation of the PEO. A direct supervisor could refrain from granting an award for this portion of the incentive (0% result), grant the target award of 100%, or grant an individual award greater than expected to reward exceptional performance. The direct supervisor reviews the individual performance contract containing business, management, and developmental goals set for the fiscal year in making this determination. Awards under this metric are based on the greater of expected value or the actual Financial Result.

For illustration, if we had an NEO with a target incentive compensation percentage of 50% who earned a base salary of $400,000 and (i) the Financial Result was halfway between expected value and over achievement, (ii) the Company achieved its pre-established goals for both the health and safety metric and voluntary turnover metric, and (iii) the NEO was awarded his or her target percentage with respect to individual performance, then the Annual Incentive Plan payout would be equal to $300,000. The payout would be calculated by taking the target incentive compensation of $200,000 ($400,000 multiplied by the target compensation percentage of 50%) and multiplying that amount by the incentive payout percentage of 150%. Because the financial result was halfway between expected value and over achievement, the incentive payout would be based upon 150% of target incentive compensation for each of the metrics.

Non-operational items are generally excluded from the EPS and BVA calculations for purposes of determining Annual Incentive Compensation payouts. For example, the results of WesternGeco's operations, which we sold in April 2006, and the gain resulting from the sale were both excluded from the Company's calculation of EPS and BVA.

Long-Term Incentive Compensation

Long-term incentives comprise the largest portion of a Senior Executive's Total Direct Compensation package. Long-term incentives are consistent with our at-risk pay philosophy. The Compensation Committee's objective is to provide Senior Executives with long-term incentive award opportunities that are consistent with the Survey Data and based on each Senior Executive's individual performance. Currently, we provide Senior Executives with stock options, restricted stock, and performance units.

In 2002, the Compensation Committee and our Board of Directors approved the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (the "2002 D&O Plan") for performance-related awards for Senior Executives. Our stockholders approved the 2002 D&O Plan in April 2002. An objective of the 2002 D&O Plan was to align the interests of Senior Executives with stockholders and to provide a more balanced long-term incentive program. Beginning in 2005, the

Compensation Committee approved equity awards in shares of restricted stock (or restricted stock units in non-United States jurisdictions) in addition to the previously offered fixed-price stock options. Capitalized terms used in this section discussing Long-Term Incentive Compensation and not otherwise defined herein shall have the meaning assigned to such term in the 2002 D&O Plan.

The Compensation Committee approved the mix of long-term incentives awarded to Senior Executives in 2006 to include stock options, restricted stock and performance units. Performance units, which were previously not offered, will be settled in cash and be based on a cumulative BVA target over a three-year period. Performance units are intended to replace awards made under the performance plans, which are discussed in more detail under the heading "– Performance Plan for 2004-2006 and 2005-2007," and which were discontinued and not used in 2006.

The long-term incentives generally are allocated to Senior Executives as follows:

	Stock Options	Restricted Stock	Performance Units
Senior Executives and Officers	35%	25%	40%

Forty percent of the long-term incentive value awarded is through performance units, which are paid in cash. Performance units only pay out if the Company achieves certain BVA targets, typically after a three-year performance period. Failure to achieve the entry level threshold will render the performance unit awards valueless.

The Compensation Committee approves the total stock options, restricted stock and performance units that will be made available to Senior Executives as well as the size of individual grants for each Senior Executive. The amounts granted to Senior Executives vary each year and are based on the Senior Executives' performance, the Survey Data, as well as the Senior Executive's total compensation package. Previous awards and grants, whether vested or unvested, have no impact on the current year's awards and grants.

The long-term incentive information related to the PEO and the NEOs during fiscal year 2006 is included in the Summary Compensation Table on page 25. Additional information on long-term incentive awards is shown in the Grants of Plan Based Awards Table on page 26 and the Outstanding Equity Awards at Fiscal Year-End Table on page 27.

Stock Options

An important objective of the long-term incentive program is to strengthen the relationship between the long-term value of our stock price and the potential financial gain for employees. Stock options provide Senior Executives with the opportunity to purchase our Common Stock at a price fixed on the grant date regardless of future market price. Stock options generally vest and become exercisable one-third annually after the original award date.

A stock option becomes valuable only if our Common Stock price increases above the option exercise price and the holder of the option remains employed during the period required for the option to "vest" thus, providing an incentive for an option holder to remain employed by the Company. In addition, stock options link a portion of an employee's compensation to stockholders' interests by providing an incentive to make decisions designed to increase the market price of our stock.

The exercise prices of the stock options granted to the PEO and the NEOs during fiscal year 2006 are shown in the Grants of Plan-Based Awards Table on page 26. Additional information on these grants, including the number of shares subject to each grant, also is shown in the Grants of Plan-Based Awards Table.

Options generally are granted semi-annually, at the same time as grants to the general eligible employee population, in January and July prior to the release of our earnings. Option grants are made at Compensation Committee meetings scheduled in advance to meet appropriate deadlines for compensation related decisions. Our practice is that the exercise price for each stock option is the market value on the date of grant. Under our long-term incentive program, the Option Price shall not be less than the Fair Market Value of the shares on the date of grant.

There is a limited term in which the Senior Executive can exercise stock options, known as the option term. The option term is generally ten years from the date of grant. At the end of the option term, the right to purchase any unexercised options expires. Option holders generally forfeit any unvested options if their employment with us terminates.

In certain instances, stock options may vest on an accelerated schedule. Retirement may trigger accelerated vesting if a Senior Executive's age plus years of service with us is greater than or equal to 65 years. In this instance, all unvested options will vest as of the retirement date, and the Senior Executive will have three or five years to exercise the options depending on the terms outlined in the stock option award agreement. However, the exercise window may not exceed the original option term.

Additionally, death or disability while employed with the Company will cause all stock options to automatically vest and become exercisable per the terms outlined in the stock option award agreement.

Restricted Stock Awards and Restricted Stock Units

Restricted stock awards are intended to retain key employees, including the Senior Executives, through vesting periods. Restricted stock awards provide the opportunity for capital accumulation and more predictable long-term incentive value. In the United States, restricted stock awards ("RSAs") are awarded while outside the United States, we utilize restricted stock units ("RSUs") as a performance incentive.

RSAs generally are awarded to Senior Executives once a year in January, at the same time as awards to the general eligible employee population. RSAs are shares of our Common Stock that are awarded with the restriction that the Senior Executive remain with us until the date of vesting. RSAs generally vest one-third annually after the original award date. The purpose of granting RSAs is to encourage ownership of our Common Stock by, and retention of, our Senior Executives. Senior Executives are allowed to vote RSAs as a stockholder based on the number of shares held under restriction. The Senior Executives are also awarded dividends on the RSAs held.

Any unvested RSAs generally are forfeited if the Senior Executive terminates employment with the Company or if the Senior Executive fails to meet the continuing employment restriction outlined in the RSA agreement. In the event of death or disability, any unvested RSAs are immediately vested.

RSUs are similar to RSAs, but with a few key differences. An RSU is a commitment by us to issue a share of our Common Stock for each RSU at the time the restrictions in the award agreement lapse. RSUs are provided to Executives who are not on the United States payroll because of the different tax treatment in many other countries. RSU awards are eligible for dividend equivalent payments each time we pay dividends.

Any unvested RSUs are generally forfeited upon termination of employment with the Company if the restrictions outlined in the awards are not met. Any vested shares are fully owned. Additionally, in the event of death or disability, all shares of RSUs are immediately vested.

Performance Units

Performance units are a significant portion of our long-term incentive program. Performance units are certificates of potential value, payable in cash at the end of a specified performance period if established financial performance levels are achieved. Performance units are designed to encourage long-range planning and reward sustained stockholder value creation. While stock options and restricted stock tie directly to our stock price, performance units reward contributions to our financial performance and are not subject to the volatility of the stock market. BVA is the financial metric used to determine payouts, if any, for performance units.

Performance units are generally awarded once each year in January to Senior Executives at the same time as grants to the general eligible employee population. The performance unit plan operates in overlapping three-year cycles with a payout determined at the end of each cycle.

Performance units are generally forfeited if a Senior Executive voluntarily leaves the Company before the end of the performance cycle. Performance units pay out on a pro rata basis if a Senior Executive retires at our normal retirement age or later.

When granted, the target value for our performance units is $100 each, though the actual value realized depends on how well we perform against our cumulative BVA targets, which are established by the Compensation Committee with assistance from Stern Stewart & Co. As noted, BVA measures operating PAT less the cost of capital employed and is generally the same BVA measure used in the Annual Incentive Plan.

The performance units are intended to focus Senior Executives on returns and profitable growth over time. Each year when units are granted, a new three-year cumulative BVA goal will be set. Performance units pay out only when we hit minimum performance relative to our BVA targets. The following chart specifies the goals for our BVA performance measure and the dollar value per unit at various levels of performance.

Performance Level	Percentage of Expected Value Target Amount	Performance Unit Value
Below Threshold	0 – 24%	$ 0
Entry Level	25%	$ 25
Expected Value Target	100%	$ 100
Over Achievement	200%	$ 200

Performance units foster a pay for performance culture that aligns our compensation programs with our overall business strategy. The objectives of the performance units are to:

- ensure a long-term focus on capital employment;
- develop human resource capability;
- enable long-term growth opportunities;
- motivate accurate financial forecasting; and
- reward long-term goal achievement.

Performance Plan for 2004 – 2006 and 2005 – 2007

In 2004 and 2005 the Compensation Committee approved performance plans for Senior Executives. The performance plans were discontinued and not used in 2006.

Under each of the 2004 and 2005 performance plans, Senior Executives may be awarded target shares that, subject to the terms and conditions of the 2002 D&O Plan, may entitle the Senior Executive to receive shares of Common Stock. If (a) our total stockholder return for the three-year period ending December 31, 2006 (for the 2004 performance plan) or December 31, 2007 (for the 2005 performance plan) (each a "Performance Period"), equals or exceeds the median of the total stockholder returns of the Morgan Stanley Oil Services Index (the "Index") companies for the relevant Performance Period, (b) a Change in Control of the Company has not occurred on or before December 31, 2006 (for the 2004 performance plan), or December 31, 2007 (for the 2005 performance plan) and (c) the Senior Executive remains in our active employ and/or one or more of our wholly-owned subsidiaries through the last day of the Performance Period, then we will issue to the Senior Executive that number of shares of Common Stock equal to (x) the number of shares of Common Stock set forth below as the "Number of Target Shares" for the Senior Executive's performance award, multiplied by (y) the applicable "Percentage Target Earned" factor specified in the table below. If (a) our total stockholder return for the Performance Period is less than the median of the total stockholder returns of the Morgan Stanley Oil Services Index companies for the Performance Period, and (b) a Change in Control of the Company has not occurred on or before December 31, 2006 (with respect to the 2004 performance plan), or December 31, 2007 (with respect to the 2005 performance plan) then the award will lapse and be forfeited as of December 31, 2006 (with respect to the 2004 performance plan) or December 31, 2007 (with respect to the 2005 performance plan).

The following tables show the percent of target earned based on a percentage versus the Morgan Stanley Oil Services Index:

Percentile Rank of the Company's Total Stockholder Return for the Performance Period as Compared to the Total Stockholder Returns of All Morgan Stanley Oil Services Index Companies	2005 – 2007 Percentage Target Earned
96th Percentile or more	200%
88th Percentile or more, but less than 95th Percentile	150%
81st Percentile or more, but less than 87th Percentile	125%
74th Percentile or more, but less than 80th Percentile	100%
66th Percentile or more, but less than 73rd Percentile	75%
58th Percentile or more, but less than 65th Percentile	50%
50th Percentile or more, but less than 57th Percentile	25%
Less than 50th Percentile	0%

Percentile Rank of the Company's Total Stockholder Return for the Performance Period as Compared to the Total Stockholder Returns of All Morgan Stanley Oil Services Index Companies	2004 – 2006 Percentage Target Earned
95th Percentile or more	200%
85th Percentile or more, but less than 95th Percentile	150%
80th Percentile or more, but less than 85th Percentile	125%
70th Percentile or more, but less than 80th Percentile	100%
65th Percentile or more, but less than 70th Percentile	75%
55th Percentile or more, but less than 65th Percentile	50%
50th Percentile or more, but less than 55th Percentile	25%
Less than 50th Percentile	0%

The following tables and footnotes describe long-term incentive awards made under the 2004 and 2005 performance plans for NEOs and Senior Executives.

Long-Term Incentive Program Awards Granted in 2005 and 2004 Performance Plan for 2005 – 2007 and 2004 – 2006

	For 2005 – 2007 Performance Period		For 2004 – 2006 Performance Period	
Name	Number of Target Shares	Performance Period Payout	Number of Target Shares	Actual Shares Awarded December 29, 2006
Chad C. Deaton	31,000	December 31, 2007	17,000	8,500
Peter A. Ragauss[1]	0	December 31, 2007	0	0
G. Stephen Finley[2]	0	December 31, 2007	0	0
James R. Clark	14,500	December 31, 2007	13,993	6,997
Alan R. Crain, Jr.	5,000	December 31, 2007	4,664	2,332
David H. Barr	3,250	December 31, 2007	3,109	1,555
Douglas J. Wall	3,250	December 31, 2007	3,109	1,555

[1] Mr. Ragauss was employed by the Company in April 2006 and did not participate in these Performance Plans.
[2] Upon Mr. Finley's retirement, all of his awards terminated without payment.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") places a limit of $1,000,000 on the amount of compensation that may be deducted by the Company in any year with respect to the PEO and the NEOs unless the compensation is performance-based compensation as described in Section 162(m) and the related regulations, as well as pursuant to a plan approved by the Company's stockholders. We have qualified certain compensation paid to Senior Executives for deductibility under Section 162(m), including (i) certain amounts paid under our Annual Incentive Plan, (ii) certain compensation expense related to options granted pursuant to the Company's 1993 Stock Option Plan, and (iii) certain options and certain other long-term performance-based stock or cash awards granted pursuant to the 1998 Long-Term Incentive Plan and the 2002 D&O Plan. We may from time to time pay compensation to our Senior Executives that may not be deductible, including discretionary bonuses or other types of compensation outside of our plans.

Although the Compensation Committee has generally attempted to structure executive compensation so as to preserve deductibility, it also believes that there are circumstances where our interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Code.

Although equity awards may be deductible for tax purposes by the Company, the accounting rules pursuant to APB 25 and FAS 123(R) require that the portion of the tax benefit in excess of the financial compensation cost be recorded to paid-in-capital.

Employee Stock Purchase Plan

The purpose of the employee stock purchase plan is to encourage and enable eligible employees to purchase our stock at a discounted rate, thereby keeping the employees' interests aligned with the interests of the stockholders. Senior Executives may participate in this plan on the same basis as all other eligible employees.

Eligible employee may elect to contribute on an after-tax basis between 1% and 10% of their annual pay to purchase our Common Stock; provided, however, that an employee may not contribute more than $25,000 to the plan pursuant to Internal Revenue Service restrictions. Shares are purchased at a 15% discount of the fair market value of our Common Stock on January 1st or December 31st, whichever is lower.

Retirement, Health and Welfare Benefits

We offer a variety of health and welfare and retirement programs to all eligible employees. The Senior Executives generally are eligible for the same benefit programs on the same basis as the rest of the broad-based employees. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, wellness, pharmacy, dental, vision, life insurance and accidental death and disability. Coverage under the life and accidental death and disability programs offer benefit amounts specific to Senior Executives. Senior Executives are eligible to receive reimbursement for certain medical examination expenses. Premiums for supplemental life insurance may be paid from a Senior Executive's perquisite allowance.

We offer retirement programs that are intended to supplement the employee's personal savings and social security. The programs include the Baker Hughes Incorporated Thrift Plan ("Thrift Plan"), which is a 401(k) plan, the Baker Hughes Incorporated Pension Plan ("Pension Plan") and the Baker Hughes Incorporated Supplemental Retirement Plan ("SRP"). All U.S. employees, including Senior Executives, are generally eligible for the Thrift Plan and the Pension Plan. Only U.S. Executives are eligible for the SRP. Non-U.S. employees are covered under different retirement plans. Senior Executives participate in the Thrift Plan and Pension Plan on the same basis as other employees and in the SRP on the same basis as other Executives.

We adopted the Thrift Plan to enable employees to save for retirement through a tax-advantaged combination of employee and Company contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The Thrift Plan allows eligible employees to elect to contribute from 1% to 50% of their eligible compensation to an investment trust. Eligible compensation generally means all wages, salaries and fees for services from the Company. Employee contributions are matched in cash by us at the rate of $1.00 per $1.00 employee contribution for the first 3% and $0.50 per $1.00 employee contribution for the next 2% of the employee's salary. Effective January 1, 2007, the Company matches to a rate of $1.00 per $1.00 employee contribution for the first 5% of the employee's salary. Such contributions vest immediately. In addition, we make cash contributions for all eligible employees between 2% and 5% of their salary depending on the employee's age. These cash contributions become fully vested to the employee after five years of employment. Effective January 1, 2007 an employee is fully vested in his or her Thrift Plan Base Contribution account after three years of service. However, regardless of the number of years of service, an employee is fully vested in his Thrift Plan Base Contribution if the employee retires at age 65 or later, or terminates employment with five years of service, or the employee's employment is terminated due to death or total and permanent disability. The Thrift Plan provides for ten different investment options, for which the participant has sole discretion in determining how both the employer and employee contributions are invested. The Thrift Plan does not provide our employees the option to invest directly in the Company's stock. The Thrift Plan offers in-service withdrawals in the form of loans, hardship distributions, after-tax account distributions and age 59.5 distributions. Thrift Plan benefits are payable pursuant to the participant's election in the form of a single lump sum or in up to four annual installments.

We adopted the Pension Plan, effective January 1, 2002, to supplement the benefits provided through our primary retirement vehicle, the Thrift Plan. The Pension Plan is a tax-qualified, defined benefit plan funded entirely by us. Under the provisions of the Pension Plan, a cash balance account is established for each participant. Age-based pay credits are made quarterly to the accounts as a percentage of eligible compensation. Eligible compensation generally means all wages, salaries and fees for services from the Company. The following are the quarterly pay crediting rates under the Pension Plan:

Age at End of Quarter	Pay Credit as a Percentage of Quarterly Eligible Compensation
Under age 35	2.0%
35 – 39	2.5%
40 – 44	3.0%
45 – 49	3.5%
50 and older	4.0%

In addition to pay credits, cash balance accounts are credited with interest credits based on the balance in the account on the last day of the quarter, using the applicable interest rate provided under section 417(e)(3)(A)(ii)(II) of the Code. The applicable interest rate used for determining interest credits in 2006 was 4.46%. An employee is fully vested in his or her Pension Plan account after five years of service; provided, however, that effective January 1, 2007 an employee will be fully vested in his or her Pension Plan account after three years of service. Regardless of the number of years of service, an employee is fully vested if the employee retires at age 65 or later, or retires at age 55 with five years of service, or the employee's employment is terminated due to death or total and permanent disability. In addition, employees who were 55 years or older on January 1, 2002 had their prior years of service with us counted for vesting purposes. Pension Plan benefits in excess of $1,000 are payable in the form of a joint and 50% survivor annuity for married individuals, or subject to spousal consent or if unmarried, a single lump sum or single life annuity. There are no special provisions for Senior Executives under the Pension Plan.

We adopted the SRP, amended and restated effective January 1, 2005, to:

- allow Executives to continue saving toward retirement when, due to compensation and contribution ceilings established under the Code, they can no longer contribute to the Thrift Plan;
- provide Company base, pension and matching contributions that cannot be contributed to the Thrift Plan and Pension Plan due to compensation and contribution ceilings established under the Code; and
- enable covered Executives to defer base and incentive compensation on a tax-deferred basis.

Accordingly, Executive contributions include amounts calculated from an Executive's Thrift Plan pre-tax election on file as of the prior year-end on compensation not eligible under the Thrift Plan due to the Code's compensation limit. The Company contributes matching, base and pension contributions on compensation not eligible under the Thrift Plan or Pension Plan based on the Code's compensation limit. Eligible compensation under the Thrift Plan and Pension Plan was limited to $210,000 and pre-tax employee contributions were limited to $15,000 ($20,000 for employees age 50 or older) in 2006. Additionally, Executives may elect to defer eligible compensation each year instead of receiving that amount in current compensation. The Company contributes matching, base and pension contributions on compensation above the compensation ceiling established by the Code and on the Executive's deferred compensation. Company contributions, as a percentage of compensation, are made according to the following schedule:

Age	Base Contribution	Pension Contribution	Matching Contribution(1)
Under Age 35	2.00%	2.00%	
35 – 39	2.50%	2.50%	
40 – 44	3.00%	3.00%	
45 – 49	3.50%	3.50%	
50 – 54	4.00%	4.00%	
55 – 59	4.50%	4.00%	
60 or older	5.00%	4.00%	

(1) Prior to January 1, 2007 the matching contribution for the Thrift Plan and SRP was 4% for all age groups listed above. Effective January 1, 2007, the matching contribution for the Thrift Plan and SRP was increased to 5% for all age groups listed above.

An Executive is fully vested in his or her deferrals and Company matching contributions. Beginning January 1, 2007 Executives generally were fully vested in pension contributions after three years of service. Regardless of the number of years of service, an Executive is fully vested in all contributions if the Executive retires at age 65 or later, or upon the Executive's termination of employment due to the death of the Executive. Distribution payments are made upon some specified period after separation from service in accordance with Section 409A of the Code. The methods of distribution include single lump sum cash payment or annual installments for 2 – 20 years, with the default election being annual installments for 15 years. In-service withdrawals are allowed in compliance with Section 409A of the Code. Hardship withdrawals are allowed in cases of unforeseen severe financial emergencies. All distribution and withdrawal elections are made during annual enrollment except for hardship withdrawals.

The assets of the SRP are invested by the Trustee in funds selected by us. Additional information regarding these benefits and an accompanying narrative disclosure is provided in the Pension Benefits Table and Nonqualified Deferred Compensation Table disclosed on pages 28 and 29.

Perquisites and Perquisite Allowance Payments

Executives are provided with the following benefits as a supplement to their other compensation:

- **Life Insurance & Accidental Death & Dismemberment Coverage:** We pay 100% of the premium for both term life insurance and accidental death and dismemberment coverage, equal to two times the Executive's base salary.
- **Perquisite Life Insurance:** Perquisite life insurance benefits are provided to the Executives in addition to the supplemental life insurance and voluntary life insurance and accidental death and dismemberment coverage available to all employees. The cost of the perquisite life insurance is paid from the Executive's perquisite allowance (as discussed below).
- **Short-Term and Long-Term Disability:** We pay 100% of the premium cost for these benefit programs for Executives. The short-term disability program provides income replacement at 100% of base pay level for up to six weeks or recovery. The program then pays 75% of the base pay level beginning on week seven up to 26 weeks or recovery. Upon the expiration of the 26-week short-term disability period, the long-term disability program provides income replacement at 60% of the benefits base pay level, up to a maximum of $25,000 per month, until age 65 or recovery per the terms and conditions of the program.
- **Executive Physical Program:** At our expense each Executive is allowed to have a complete and professional personal physical exam on an annual basis.

We provide Executives an allowance on a quarterly basis to pay for expenses associated with managing finances, healthcare and miscellaneous expenses associated with the business that are not directly covered by us under standard expense reporting procedures. Senior Executives participate in the perquisite program on the same basis as other Executives, except that the amount of the perquisite allowance may vary. The amount of the perquisite allowance for the PEO and NEOs is determined annually by the Compensation Committee based on competitive practices in the market as indicated by the Survey Data and such amounts for 2006 are included in the Summary Compensation Table on page 25.

In addition to the Company-provided basic life insurance coverage of two times salary, Senior Executives may elect additional life insurance coverage through the perquisite program. Election options in this program are in increments of an additional one to three times the Senior Executive's base salary, with a guaranteed issue of $1,000,000, which includes the basic life insurance provided by us. Premiums for this coverage are deducted on a pro rata basis from the Senior Executive's quarterly perquisite allowance payments and are calculated based on the premium rate per $1,000 as of January 1. Senior Executives are not restricted from using the perquisite allowance for any purpose.

The Compensation Committee annually reviews the perquisite program and allowances provided to each Senior Executive to determine if adjustments are appropriate.

Severance Plan

The Compensation Committee has also considered the long-term benefits to stockholders of retaining Senior Executives in the competitive employment environment. Upon certain types of terminations of employment (other than a termination following a change in control of the Company), severance benefits may be paid to the Senior Executives. Additional severance benefits payable to our PEO are addressed in his employment agreement discussed below. The Senior Executives are covered under a general severance plan known as the Baker Hughes Incorporated Executive Severance Plan (the "Severance Plan"). The Severance Plan is designed to attract and retain Senior Executives and to provide replacement income if their employment is terminated because of an involuntary termination other than for cause.

Eligibility

To be eligible to receive benefits under the Severance Plan, a Senior Executive must (i) be an Executive on the date of termination, (ii) be involuntarily terminated and (iii) execute and deliver to the Severance Plan's Administrator a release agreement provided to the participant by the Severance Plan Administrator.

Benefits of the Severance Plan

We provide the following benefits to a participant who has satisfied the eligibility requirements. No benefits are available or have accrued prior to a participant's employment termination date, and no rights are considered vested until the occurrence of an involuntary termination.

- **Base Compensation** – We will pay the participant a cash severance benefit based on the participant's base compensation at the employment termination date, with the amount of the base compensation benefit determined pursuant to the table below. The participant's base compensation for the month in which the employment termination date occurs will be used in determining the base compensation benefit. A participant's base compensation severance benefit will be paid in a single sum cash payment.
- **Medical, Dental and Vision Insurance** – If a participant, his spouse and/or dependents are participating in a group health plan sponsored by the Company on the participant's employment termination date, the participant, his spouse and/or dependents have the right to continue medical, dental and vision coverage for the time periods provided by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"). Unless the participant timely and properly elects the COBRA continuation coverage, medical, dental and vision coverage will automatically cease as of the participant's employment termination date. For the first three months of the participant's COBRA continuation coverage, the Company will pay the cost of the COBRA continuation coverage, and thereafter, the participant will be responsible for the payment of the cost for the continued coverage.
- **Outplacement** – Each participant shall be entitled to outplacement assistance at the expense of the Company as shown in the table below.
- **Bonus** – The Company will pay the participant any bonus to which the participant is entitled under the provisions of the Annual Incentive Plan.
- **Stock Options and Other Awards** – A participant will not be entitled to receive any new grants or awards after his employment termination date. The vesting of stock options (both incentive stock options and nonqualified stock options) held by a participant will be determined in accordance with the provisions of the respective stock option award agreement or plan under which the stock option was granted, as applicable. Any of the participant's stock options that have vested prior to his employment termination date may be exercised as permitted under the provisions of the stock option award agreement or plan. The vesting, lapsing of restrictions or paying out of any other award, including stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash-based awards and stock awards held by a participant on his employment termination date will be determined in accordance with the provisions of the respective award agreement or plan under which the award was granted, as applicable.
- **Pension, Thrift and Supplemental Retirement Plans** – All of the Company's contributions to and accruals under the Pension Plan and all of the Company's and the participant's contributions to the Thrift Plan and the SRP will be discontinued as of his employment termination date. Vesting will be determined in accordance with the provisions of the applicable plan, and all benefits, contributions or disbursements, if any, under these plans will be paid to the participant in accordance with the provisions of the respective plan.
- **Employee Stock Purchase Plan** – The participant's year-to-date payroll deductions will be reimbursed to the participant in accordance with the provisions of the employee stock purchase plan.
- **Post-Retirement Health Care or Life Insurance** – If the participant would have been entitled to benefits under the Company's post-retirement health care or life insurance plans as of his employment termination date, the Company shall provide such post-retirement health care or life insurance benefits to the participant and the participant's dependents in accordance with the terms of such plans

(including any amendment and termination provisions of such plans) commencing on the later of (1) the date on which such coverage would have first become available and (2) the date on which the benefits described above under medical, dental, and vision insurance terminate.

- **Life Insurance** – A participant's coverage under the Company's life insurance program will cease as of the employment termination date. A participant may, at his option, convert his basic life and perquisite life insurance coverage to individual coverage after his employment termination date by completing the forms required by the Severance Plan Administrator.
- **Disability Insurance** – A participant's coverage under the Company's short-term and long-term disability insurance coverage will cease as of the employment termination date. Continued coverage under either the short-term and long-term disability insurance is not available after the employment termination date.
- **Perquisites** – A participant's perquisites shall terminate effective as of the participant's employment termination date.

Time of Severance Benefits Payments

We will pay the participant the cash benefits described above in a single sum cash payment within thirty days after the participant's release agreement becomes irrevocable. If we subsequently determine that additional monies are due and payable to the participant, we will pay any unpaid benefits to the participant; together with interest on the unpaid benefits from the date the single sum cash payment was made within ten business days of discovering that the additional monies are due and payable. If the benefits paid to the participant are subsequently determined to exceed the amount of benefits the participant should have received, such excess shall constitute a loan by us to the participant, payable within ten business days after demand by us, together with interest from the date the single sum cash payment was made, but only to the extent such amount has not been previously paid by the participant.

Severance Plan – Schedule of Benefits for NEOs

Severance Benefits	Details of Benefit
1. Base Compensation	18 months of base compensation using the participant's base compensation for the month in which the participant's employment termination date occurs.
2. Bonus Compensation	Bonus to which the participant is entitled under the provisions of the Annual Incentive Plan.
3. Insurance – Medical, Dental and Vision	3 months of COBRA continued coverage paid by the Company, provided the participant timely and properly elects COBRA continuation coverage.
4. Outplacement	Outplacement services will be provided for the greater of 12 months or until such time as the value of the outplacement services reaches the maximum of $10,000. The 12-month period commences with the first day of the month following the month in which the participant's employment termination date occurs.

Employment Agreements

We have an employment agreement with our PEO, dated as of October 25, 2004. The term of the employment agreement is until October 25, 2008, with automatic one-year renewals unless either party provides a notice not to extend the employment agreement at least thirteen months prior to the then current expiration date. During the term of the employment agreement, Mr. Deaton is entitled to receive the following, all as established from time to time by the Board of Directors or the Compensation Committee:

- a base salary;
- the opportunity to earn annual cash bonuses in amounts that may vary from year to year and that are based upon achievement of performance goals;
- long-term incentives in the form of equity-based compensation no less favorable than awards made to other Senior Executives and that are commensurate with awards granted to PEOs of other public companies of a similar size to the Company; and
- benefits and perquisites that other officers and employees of the Company are entitled to receive.

Mr. Deaton's base salary is to be reviewed at least annually during the term of the employment agreement and may be increased (but not decreased) based upon his performance during the year.

Upon the termination of Mr. Deaton's employment, due to his disability or his death, he or his beneficiary is to be paid a lump sum in cash equal to one-half his then base salary for each year (prorated for partial years) during the remaining term of the employment agreement and a lump sum in cash equal to his expected value incentive bonus for the year of termination. For purposes of Mr. Deaton's employment agreement, disability is defined as any incapacity due to physical or mental illness resulting in an absence from full-time performance of his duties for ninety (90) days in the aggregate during any period of twelve (12) consecutive months or a reasonable expectation that such disability will exist for more than such period of time. Upon termination of Mr. Deaton's employment by him for "good reason" or by us without "cause" (please refer to the section "Potential Payments Upon Termination or Change in Control – Termination of Employment by Mr. Deaton for Good Reason or by Us Without Cause" located elsewhere in this proxy statement for a definition of "good reason" and "cause"), he is entitled to:

- a lump sum cash payment in an amount equal to two times his then base salary;
- a lump sum cash payment equal to the expected value of his incentive bonus for the year of termination, prorated to the date of termination;
- a continuation of certain perquisites and medical insurance benefits for the remainder of the term of the employment agreement; and
- a continuation of employer contributions to the Company's SRP for the remainder of the term of the employment agreement.

However, the foregoing benefits are not payable if Mr. Deaton is entitled to benefits under his Change in Control Agreement discussed below.

If Mr. Deaton's employment is terminated by him for any reason other than a good reason or by the Company for cause, he is to receive only those vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination and a lump sum amount in cash equal to the sum of (i) his base salary through the date of termination; (ii) any compensation previously deferred by him (together with any accrued interest or earnings) and any accrued vacation pay; and (iii) any other amounts due him as of the date of termination, in each case to the extent not already paid.

Mr. Deaton is prohibited from (i) engaging in competition with the Company and (ii) soliciting customers, employees and consultants of the Company. To the extent any provision is covered by both the employment agreement and the Change in Control Agreement, described and defined below, the Change in Control Agreement provision so covered will supersede the employment agreement provision.

Mr. Finley retired from the Company on April 30, 2006. In connection with Mr. Finley's retirement, Mr. Finley entered into a retirement and consulting agreement with the Company pursuant to which Mr. Finley agreed to assist the Company as a consultant for twelve months commencing May 1, 2006 for a consulting fee of $44,583.33 per month. During the term of the agreement, Mr. Finley agreed to maintain confidentiality and not to compete with the Company. In addition, effective March 31, 2006, certain of Mr. Finley's outstanding shares of restricted stock vested, and effective April 30, 2006 all of Mr. Finley's outstanding stock options vested as a result of his retirement.

Change in Control Agreements

In addition to the employment agreement described above, we have entered into change in control agreements ("Change in Control Agreements") with the NEOs, as well as the other Senior Executives. The Change in Control Agreements provide for payment of certain benefits to these officers as a result of termination of employment following, or in connection with, a Change in Control (as defined below) of the Company. The initial term of the Change in Control Agreement for Mr. Deaton expires on October 24, 2007, and will be automatically extended until October 24, 2009. The initial terms of the Change in Control Agreements for Messrs. Clark, Crain and Wall will expire December 31, 2008. The initial term of the Change in Control Agreement for Mr. Ragauss expires on April 25, 2009. The initial term of the Change in Control Agreement for Mr. Barr expires on July 27, 2007, and will be automatically extended until July 27, 2009.

After the expiration of the initial term, each of the Change in Control Agreements will be automatically extended for successive two-year periods beginning on the day immediately following the expiration date, unless, not later than 18 months prior to the expiration date or applicable renewal date, we shall give notice to the NEO that the term of the Change in Control Agreements will not be extended. The initial terms of the Change in Control Agreements for Messrs. Deaton and Barr were automatically extended since, not later than 18 months prior to the end of the initial terms, we did not give notice that the terms would not be extended.

According to the Change in Control Agreements, we pay severance benefits to a NEO if the NEO's employment is terminated following, or in connection with, a Change in Control and during the term unless:

- the NEO resigns without "good reason."
- the Company terminates the employment of the NEO for "cause"; or
- the employment of the NEO is terminated by reason of death or "disability".

Please refer to "Potential Payments Upon Termination or Chang in Control – Payments in the Event of a Change in Control and Termination of Employment by the Executive for Good Reason or by the Company or its Successor Without Cause" for the definitions of "good reason", "cause" and "disability" in the context of the Change in Control Agreements. If the NEO meets the criteria for payment of severance benefits due to termination of employment following or in connection with a Change in Control during the term as described above, in addition to any benefits he is due under our employee benefit plans and equity and incentive compensation plans, he will receive the following benefits:

(a) a lump sum payment equal to three times the NEO's annual base salary in effect immediately prior to (i) the first event or circumstance constituting Good Reason for his resignation, (ii) the Change of Control, or (iii) the NEO's termination of employment, whichever is greatest (his "Highest Base Salary");

(b) a lump sum payment equal to the NEO's expected value based on incentive bonus under our Annual Incentive Plan for the year in which he terminates employment based on the Highest Base Salary, prorated based upon the number of days of his service during the performance period (reduced by any payments received by the NEO under our Annual Incentive Compensation Plan, as amended, in connection with the Change in Control if the NEO's termination of employment occurs during the same calendar year in which the Change in Control occurs);

(c) a lump sum payment equal to NEO's expected value bonus based on the Highest Base Salary for the year in which he terminates employment multiplied by his Highest Base Salary and multiplied by three;

(d) continuation of accident and health insurance benefits for an additional three years;
(e) a lump sum payment equal to the sum of (i) the cost of the NEO's perquisites in effect prior to his termination of employment for the remainder of the calendar year and (ii) the cost of the NEO's perquisites in effect prior to his termination of employment for an additional three years;
(f) a lump sum payment equal to the undiscounted value of the benefits the NEO would have received had he continued to participate in our Thrift Plan and SRP for an additional three years, assuming for this purpose that:
  (1) the NEO's compensation during that three-year period remained at the levels used for calculating the severance payment described in paragraphs (a) and (c) above, and
  (2) the NEO's contributions to and accruals under those plans remained at the levels in effect as of the date of the Change in Control or the date of termination, whichever is greater;
(g) eligibility for our retiree medical program if the NEO would have become entitled to participate in that program had he remained employed for an additional three years;
(h) a lump sum payment equivalent to thirty-six multiplied by the monthly basic life insurance premium applicable to the NEO's basic life insurance coverage on the date of termination;
(i) outplacement services for a period of three years or, if earlier, until the NEO's acceptance of an offer of employment or in lieu of outplacement services, the NEO may elect to receive a cash payment of $30,000; and
(j) an additional amount (a gross-up payment) in respect of excise taxes that may be imposed under the golden parachute rules on payments and benefits received in connection with the Change in Control. The gross-up payment would make the officer whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of vesting of equity awards).

In addition to the above, the Change in Control Agreements provide for full vesting of all stock options and other equity incentive awards upon the occurrence of a Change in Control.

According to the Change in Control Agreements, a "Change in Control" occurs if:

- the individuals who are incumbent directors cease for any reason to constitute a majority of the members of our Board of Directors;
- the consummation of a merger of us or our affiliate with another entity, unless the individuals and entities who were the beneficial owners of our voting securities outstanding immediately prior to such merger own, directly or indirectly, at least 50% of the combined voting power of our voting securities, the surviving entity or the parent of the surviving entity outstanding immediately after such merger;
- any person, other than us, our affiliate or another specified owner (as defined in the Change in Control Agreements), becomes a beneficial owner, directly or indirectly, of our securities representing 30% or more of the combined voting power of our then outstanding voting securities;
- a sale, transfer, lease or other disposition of all or substantially all of our assets (as defined in the Change in Control Agreements) is consummated (an "asset sale"), unless (i) the individuals and entities who were the beneficial owners of our voting securities immediately prior to such asset sale own, directly or indirectly, 50% or more of the combined voting power of the voting securities of the entity that acquires such assets in such asset sale or its parent immediately after such asset sale in substantially the same proportions as their ownership of our voting securities immediately prior to such asset sale; or (ii) the individuals who comprise our Board of Directors immediately prior to such asset sale constitute a majority of the board of directors or other governing body of either the entity that acquired such assets in such asset sale or its parent (or a majority plus one member where such board or other governing body is comprised of an odd number of directors); or
- our stockholders approve a plan of complete liquidation or dissolution of us.

The Code disallows deductions for certain executive compensation that is contingent on a change in ownership or effective control of the Company or a significant portion of the assets of the Company. Assuming such a control change had occurred on December 31, 2006, $5,157,518 and $2,563,142 would have been non-deductible executive compensation for Messrs. Deaton and Clark, respectively. Additionally, if Messrs. Deaton, Ragauss, Clark, Crain, Barr and Wall had incurred a termination of employment in connection with such control change, $12,811,676, $4,289,085, $6,931,518, $2,566,199, $2,902,754 and $2,448,288 would have been non-deductible executive compensation, respectively.

Indemnification Agreements

We have entered into an indemnification agreement with each of our independent, non-management directors and Senior Executives. These agreements provide for us to, among other things, indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under any directors' and officers' liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and shall be in addition to any other rights the indemnitee may have under the Company's Restated Certificate of Incorporation, Bylaws and applicable law. We believe these indemnification agreements enhance our ability to attract and retain knowledgeable and experienced Senior Executives and independent, non-management directors.

Stock Ownership Policy

The Board of Directors, upon the Compensation Committee's recommendation, adopted a Stock Ownership Policy for our Senior Executives to ensure that they have a meaningful economic stake in the Company. The guidelines are designed to satisfy an individual Senior Executive's need for portfolio diversification, while maintaining management stock ownership at levels high enough to assure our stockholders of management's commitment to value creation.

The Compensation Committee annually reviews each Senior Executive's compensation and stock ownership levels to review if appropriate or to make adjustments. The Compensation Committee requires that the Senior Executives have direct ownership of our common stock in at least the following amounts:

Stock Ownership Level

Officer Position	(Multiple of Salary)
Chief Executive Officer	5x
President, Senior Vice Presidents and Group Presidents	3x
Corporate Vice Presidents reporting to the PEO and Division Presidents	2x

A Senior Executive has five years to comply with the ownership requirement starting from the date appointed to a position noted above. If a Senior Executive is promoted to a position with a higher Ownership Salary Multiple, the Senior Executive will have five years from the date of the change in position to reach the higher expected Stock Ownership Level but still must meet the prior expected Stock Ownership Level within the original five years of the date first appointed to such prior position. For those Senior Executives with the ownership requirements reflected in hiring letters, the date of hire marks the start of the five-year period.

Until a Senior Executive achieves the applicable Stock Ownership Level, the following applies:

Restricted Stock Awards

Upon vesting of a restricted stock award and after the payment of the taxes due as a result of vesting, the Senior Executive is required to hold the net profit shares until the applicable Stock Ownership Level is met. Net profit shares are the shares remaining after payment of the applicable taxes owed as a result of vesting of the restricted stock, including shares applied as payment of the minimum statutory taxes.

Exercise of Stock Options

Upon exercise of a stock option and after netting down the shares to pay the taxes due as a result of exercise, the Senior Executive is required to hold (50%) of the net profit shares until the applicable Stock Ownership Level is met. Net profit shares are the shares remaining after payment of the applicable taxes owed as a result of the exercise of the option and the exercise price of the option, including shares applied as payment of the minimum statutory taxes. The remaining (50%) of the net profit shares may be sold without restriction.

Payout of 2004 – 2006 and 2005 – 2007 Performance Shares

Upon any payout of performance shares, and after the payment of the taxes due as a result of the payout, the Senior Executive is required to hold the net profit shares until the Stock Ownership Level is met. Net profit shares are the shares remaining after the payment of the applicable taxes owed at the time of the payout, including shares applied as payment of the minimum statutory taxes.

Reporting of Taxes upon Vesting

The Senior Executive shall report to the Corporate Secretary the number of shares required by the Senior Executive to pay the applicable taxes upon the vesting of restricted stock awards and performance shares and the exercise of stock options, in excess of the minimum statutory taxes.

Required Ownership Shares

Upon reaching the required ownership level, the Senior Executive shall certify to the Corporate Secretary that the ownership requirements have been met and the Corporate Secretary shall confirm such representation and record the number of shares required to be held by the Senior Executive based on the closing price of the shares and the Senior Executive's current salary level on the day prior to certification by the Senior Executive (the "Required Ownership Shares"). At such time the restrictions on selling shares will no longer apply to the Senior Executive.

The Senior Executive will not be required to accumulate any shares in excess of the Required Ownership Shares so long as the Required Ownership Shares are held by the Senior Executive, regardless of changes in the price of the shares. However, the Senior Executive may only sell shares held prior to certification if, after the sale of shares, the Senior Executive will (a) still own a number of shares equal to at least the Required Ownership Shares or (b) still be in compliance with the Stock Ownership Level as of the day the shares are sold based on current share price and salary level.

Annual Review

The Compensation Committee reviews all Required Ownership Shares levels of the Senior Executives covered by the Policy on an annual basis. The PEO is responsible for ensuring compliance with this Policy.

Deviations from the Stock Ownership Policy can only be approved by the Compensation Committee or the PEO, and then only because of a personal hardship.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

The following table sets forth the compensation earned by the PEO and other NEOs for services rendered to the Company and its subsidiaries for the fiscal year ended December 31, 2006. Bonuses are paid under the Company's applicable incentive compensation guidelines and are generally paid in the year following the year in which the bonus is earned.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[1]	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified deferred Compensation earnings ($)	All Other Compensation ($)	Total ($)
Chad C. Deaton – Principal Executive Officer	2006	$ 1,001,923	$ 0	$ 3,274,091	$ 1,364,590	$ 1,915,677	$ 9,600	$ 438,318[2]	$ 8,004,199
Peter A. Ragauss – Principal Financial Officer[3]	2006	$ 339,231	$ 0	$ 461,029	$ 324,746	$ 652,470	$ 7,000	$ 200,600[4]	$ 1,985,076
G. Stephen Finley – Principal Financial Officer	2006	$ 195,481	$ 0	$ 263,136	$ 0	$ 242,944	$ (36,400)	$ 489,050[5]	$ 1,154,211
James R. Clark – President and Chief Operating Officer	2006	$ 645,000	$ 51,600[6]	$ 1,540,383	$ 1,375,192[7]	$ 1,057,528	$ 10,200	$ 273,775[8]	$ 4,953,678
Alan R. Crain, Jr. – Senior Vice President & General Counsel	2006	$ 425,000	$ 25,500[9]	$ 546,177	$ 589,152	$ 516,088	$ 10,200	$ 148,033[10]	$ 2,260,150
David H. Barr – Vice President and Group President, Drilling and Evaluation	2006	$ 389,423	$ 0	$ 636,527	$ 411,758[7]	$ 443,396	$ 10,700	$ 137,214[11]	$ 2,029,018
Douglas J. Wall – Vice President and Group President, Completion and Production	2006	$ 389,423	$ 0	$ 636,527	$ 411,758[7]	$ 443,396	$ 10,700	$ 131,766[12]	$ 2,023,570

(1) Restricted stock awards were made on January 25, 2006 and valued at $75.06 per share except for Mr. Ragauss who received a grant on April 26, 2006 at a value of $75.93 per share. Stock option grants were made on January 25, 2006 at an exercise price of $75.06 and a FAS 123(R) value of $23.78, except for Mr. Ragauss who received a grant on April 26, 2006 at an exercise price of $75.93 and FAS 123(R) value of $25.00. Stock option grants were also made on July 27, 2006 at an exercise price of $80.73 and a FAS 123(R) value of $28.54. Performance plan awards were made on December 29, 2006 and valued at $74.66 per share and a FAS 123(R) value of $32.16. For each of the restricted stock awards, stock option grants and performance plan stock awards, the value shown is what is also included in the Company's financial statements per FAS 123(R). See the Company's Annual Report for the year ended December 31, 2006 for a complete description of the FAS 123(R) valuation. The actual number of awards granted is shown in the "Grants of Plan Based Awards" table included in this filing.

(2) Amount includes (i) $306,239 that the Company contributed to Mr. Deaton's SRP account, (ii) an annual perquisite allowance of $25,000, (iii) $69,833 in dividends earned on holdings of Company common stock and (iv) $10,799 in life insurance premiums paid by the Company on behalf of Mr. Deaton.

(3) Effective April 26, 2006, Mr. Ragauss became the Company's Chief Financial Officer.

(4) Amount includes (i) $143,750 in relocation costs associated with Mr. Ragauss' hiring in 2006, (ii) $19,654 that the Company contributed to Mr. Ragauss' SRP account, (iii) an annual perquisite allowance of $20,000, which on a pro rata basis amounted to $13,333 for 2006 and (iv) $13,127 in dividends earned on holdings of Company common stock.

(5) Mr. Finley retired from the Company on April 30, 2006 and resigned as an officer of the Company on April 25, 2006 but remained as a consultant to the Company pursuant to an agreement that will expire on April 30, 2007. Amount includes (i) $356,667 in consulting fees earned by Mr. Finley for the period of May 1, 2006 through December 31, 2006 and (ii) $105,303 that the Company contributed to Mr. Finley's SRP account.

(6) Mr. Clark's base salary remained constant for 2006, however he received a payment of $51,600 in lieu of a salary increase.

(7) Because Messrs. Clark, Barr and Wall are eligible for retirement based upon their age and years of service with the Company and their options will automatically vest upon retirement, the Company expenses the full value of their options upon grant for purposes of FAS 123(R).

(8) Amount includes (i) $191,444 that the Company contributed to Mr. Clark's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $31,321 in dividends earned on holdings of Company common stock and (iv) $16,641 in life insurance premiums paid by the Company on behalf of Mr. Clark.

(9) Mr. Crain's base salary remained constant for 2006, however he received a payment of $25,500 in lieu of a salary increase.

(10) Amount includes (i) $89,918 that the Company contributed to Mr. Crain's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $10,253 in dividends earned on holdings of Company common stock and (iv) $10,965 in life insurance premiums paid by the Company on behalf of Mr. Crain.

(11) Amount includes $74,992 that the Company contributed to Mr. Barr's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $14,052 in dividends earned on holdings of Company common stock and (iv) $10,043 in life insurance premiums paid by the Company on behalf of Mr. Barr.

(12) Amount includes $74,475 that the Company contributed to Mr. Wall's SRP account, (ii) an annual perquisite allowance of $20,000 and (iii) $14,052 in dividends earned on holdings of Company common stock.

GRANT OF PLAN-BASED AWARDS

This table discloses the actual numbers of stock options and restricted stock awards granted during 2006 and the grant date fair value of these awards. It also captures potential future payouts under the Company's non-equity and equity incentive plans.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Awards Price of Option Awards ($/Sh)[3]	Grant Date Fair Value of Stock and Option Awards
Chad C. Deaton	1/25/2006	$ 250,481	$ 1,001,923	–[4]				25,395	45,887	$ 75.06	
	7/27/2006	$ 601,250	$ 2,405,000	$ 4,810,000	–	–	–		45,887	$ 80.73	$ 4,306,957
Peter A. Ragauss	4/26/2006	$ 85,313	$ 341,250	–[4]				33,659	47,734	$ 75.93	
	7/27/2006	$ 196,875	$ 787,500	$ 1,575,000	–	–	–	–	15,025	$ 80.73	$ 4,178,039
G. Stephen Finley[5]		$ 31,776	$ 127,063	–[4]	–	–	–	–	–		$ 0
James R. Clark	1/25/2006	$ 139,230	$ 557,280	–[4]				11,000	20,000	$ 75.06	
	7/27/2006	$ 250,000	$ 1,000,000	$ 2,000,000	–	–	–		20,000	$ 80.73	$ 1,872,060
Alan R. Crain, Jr.	1/25/2006	$ 67,575	$ 270,300	–[4]				6,000	10,500	$ 75.06	
	7/27/2006	$ 137,500	$ 550,000	$ 1,100,000	–	–	–		13,500	$ 80.73	$ 1,085,340
David H. Barr	1/25/2006	$ 58,413	$ 233,654	–[4]				4,356	7,870	$ 75.06	
	7/27/2006	$ 103,125	$ 412,500	$ 825,000	–	–	–		7,870	$ 80.73	$ 738,720
Douglas J. Wall	1/25/2006	$ 58,413	$ 233,654	–[4]				4,356	7,870	$ 75.06	
	7/27/2006	$ 103,125	$ 412,500	$ 825,000	–	–	–		7,870	$ 80.73	$ 738,720

(1) Amounts shown on the first line represent amounts under the Annual Incentive Plan for target value represent the potential payout and Expected Value performance. If threshold levels of performance are not met, then the payout can be zero. Amounts shown on the second line represent amounts under the Long-Term Performance Unit plan, which awards are paid in cash.

(2) Amounts shown represent the number of shares granted in 2006 for RSAs.

(3) Our practice is that the exercise price for each stock option is the market value on the date of grant. Under our long-term incentive program, market value is the closing stock price on the day before the date of grant.

(4) Based upon the terms of the Company's Annual Incentive Plan, there is no maximum amount; provided that pursuant to the terms of the Annual Incentive Plan, no individual may receive an amount in excess of $4,000,000 annually. Any amounts that exceed 200% of the individual's threshold amount will be "banked" and paid one half in each of the succeeding years, including interest at market rates earned thereon, provided that the individual remains employed by the Company.

(5) Upon Mr. Finley's retirement, the Company accelerated the vesting of Mr. Finley's 20,000 share restricted stock award to March 31, 2006, which was originally scheduled to vest on June 30, 2006 and the vesting of the remaining 9,600 shares of the 14,400 share restricted stock award to March 31, 2006, which was originally scheduled to vest on January 26, 2007 and 2008. Mr. Finley forfeited 10,789 shares valued at $69.46 to cover taxes due as a result of both accelerated vestings. Mr. Finley did not receive equity compensation awards in 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of December 29, 2006 for the PEO and each NEO. The table also shows unvested and unearned stock awards (both time-based awards and performance-contingent) assuming a market value of $74.66 a share (the closing market price of the Company's stock on December 29, 2006).

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date(1)	Number of Shares or Units that Have Not Vested (#)(2)	Market Value of Shares or Units of Stock that Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested($)
Chad C. Deaton	0	45,887	$ 80.73	7/27/2016	119,295	$ 8,906,565	31,000	$ 2,314,460
	0	45,887	$ 75.06	1/25/2016				
	30,000	60,000	$ 56.21	7/27/2015				
	30,000	60,000	$ 42.60	1/26/2015				
	50,000	25,000	$ 43.39	10/25/2014				
Peter A. Ragauss	0	15,025	$ 80.73	7/27/2016				
	0	47,734	$ 75.93	4/26/2016	33,659	$ 2,512,981		
G. Stephen Finley	0	0	$ 0		0	$ 0	0	$ 0
James R. Clark	0	20,000	$ 80.73	7/27/2016	64,567	$ 4,820,572	14,500	$ 1,082,570
	0	20,000	$ 75.06	1/25/2016				
	12,000	24,000	$ 56.21	7/27/2015				
	12,000	24,000	$ 42.60	1/26/2015				
	19,667	19,667	$ 39.23	7/28/2014				
	13,167	13,167	$ 35.81	1/28/2014				
	14,000	0	$ 32.62	7/22/2013				
	12,000	0	$ 29.25	1/29/2013				
	11,000	0	$ 24.94	7/24/2012				
	11,000	0	$ 32.50	1/30/2012				
Alan R. Crain, Jr.	0	13,500	$ 80.73	7/27/2016	22,217	$ 1,658,721	5,000	$ 373,300
	0	10,500	$ 75.06	1/25/2016				
	0	11,000	$ 56.21	7/27/2015				
	0	11,000	$ 42.60	1/26/2015				
	0	9,167	$ 39.23	7/28/2014				
	0	9,167	$ 35.81	1/28/2014				
	3,418	0	$ 29.25	1/29/2013				
David H. Barr	0	7,870	$ 80.73	7/27/2016	33,523	$ 2,502,827	3,250	$ 242,645
	0	7,870	$ 75.06	1/25/2016				
	4,916	9,834	$ 56.21	7/27/2015				
	0	5,600	$ 42.60	1/26/2015				
	7,667	7,667	$ 39.23	7/28/2014				
	0	4,667	$ 35.81	1/28/2014				
	4,000	0	$ 32.62	7/22/2013				
Douglas J. Wall	0	7,870	$ 80.73	7/27/2016	33,523	$ 2,502,827	3,250	$ 242,645
	0	7,870	$ 75.06	1/25/2016				
	4,916	9,834	$ 56.21	7/27/2015				
	0	5,600	$ 42.60	1/26/2015				
	4,667	4,667	$ 39.23	7/28/2014				
	0	4,667	$ 35.81	1/28/2014				
	4,667	0	$ 32.62	7/22/2013				

(1) Each option grant has a ten year term and vests pro rata as to one-third of the option grant beginning on the first anniversary of grant date, thus the vesting dates for each of the option awards in this table can be calculated accordingly.

(2) The vesting dates of RSAs for the PEO and NEOs are included as footnotes to the "Security Ownership of Management" table in this proxy statement.

(3) Represents performance awards that were granted under the 2005 performance plan and may be paid in the form of target shares at the end of fiscal year 2007. For a more detailed discussion, see the section titled "Long-Term Incentive Compensation – Performance Units".

OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information regarding options and stock awards exercised and vested, respectively, during 2006 for the persons named in the Summary Compensation Table above.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)
Chad C. Deaton	0	$ 0	45,450	$ 3,331,082
Peter A. Ragauss	0	$ 0	0	$ 0
G. Stephen Finley	130,002	$ 5,001,132	34,400	$ 2,401,424
James R. Clark	0	$ 0	13,780	$ 1,017,246
Alan R. Crain, Jr.	44,250	$ 1,745,219	5,440	$ 400,867
David H. Barr	68,393	$ 2,695,230	3,138	$ 231,555
Douglas J. Wall	52,475	$ 2,564,161	3,138	$ 231,555

(1) The number of shares acquired upon vesting includes a stock award on December 29, 2006 under the Performance Plan for 2004-2006. The number of shares under the Performance Plan for 2004-2006 performance plan for each Senior Executive is as follows:

Name	Number of Shares	Value at $74.66
Mr. Deaton	8,500	$ 634,610
Mr. Ragauss	0	0
Mr. Finley(2)	0	0
Mr. Clark	6,997	$ 522,396
Mr. Crain	2,332	$ 174,107
Mr. Barr	1,555	$ 116,096
Mr. Wall	1,555	$ 116,096

(2) Upon Mr. Finley's retirement, all of his awards terminated without payment.

PENSION BENEFITS

The following table discloses the years of credited service of, present single-sum value of the accrued benefits for, and payments during the last fiscal year to each of the PEO and NEOs under the Pension Plan.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Chad C. Deaton	Pension Plan	2	$ 23,919	$ 0
Peter A. Ragauss	Pension Plan	0	$ 7,805	$ 0
G. Stephen Finley	Pension Plan	Retired	$ 0(1)	$ 0
James R. Clark	Pension Plan	5	$ 47,139	$ 0
Alan R. Crain, Jr.	Pension Plan	5	$ 47,093	$ 0
David H. Barr	Pension Plan	5	$ 47,102	$ 0
Douglas J. Wall	Pension Plan	5	$ 45,916	$ 0

(1) Mr. Finley retired on April 30, 2006 before becoming fully vested under the Pension Plan and will not receive any benefit under the Pension Plan.

NONQUALIFIED DEFERRED COMPENSATION

The following table discloses contributions, earnings and balances to each of the PEO and NEOs under the SRP that provides for compensation deferral on a non-tax-qualified basis.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Chad C. Deaton	$ 439,019	$ 306,239	$ 111,360	$ 0	$ 1,150,685
Peter A. Ragauss	$ 30,288	$ 19,654	$ 634	$ 0	$ 50,576
G. Stephen Finley	$ 152,290	$ 105,303	$ 52,032	$ 0	$ 947,033
James R. Clark	$ 89,490	$ 191,444	$ 88,054	$ 0	$ 1,771,352
Alan R. Crain, Jr.	$ 55,315	$ 89,918	$ 26,421	$ 0	$ 662,974
David H. Barr	$ 81,779	$ 74,992	$ 113,115	$ 0	$ 1,535,769
Douglas J. Wall	$ 34,543	$ 74,475	$ 86,787	$ 0	$ 660,083

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Employment Agreement With Chad C. Deaton

We have an employment agreement with Mr. Chad C. Deaton, dated as of October 25, 2004. The term of the employment agreement expires on October 25, 2008, with automatic one-year renewals unless Mr. Deaton or we provide a notice not to extend the employment agreement at least thirteen months prior to the then current expiration date.

Termination of Employment Due to Death or Disability

During the term of the employment agreement and for a period of two years following termination of the employment agreement, Mr. Deaton is prohibited from (i) engaging in competition (as defined in the employment agreement) with us and (ii) soliciting our customers, employees and consultants.

Upon the termination of Mr. Deaton's employment due to his disability or death:

a. we will pay him or his beneficiary a lump sum in cash equal to one-half his then base salary for each year (prorated for partial years) during the remaining term of the employment agreement;
b. we will pay him or his beneficiary a lump sum in cash equal to his expected value incentive bonus for the year of termination;
c. a nonqualified option granted by us on October 25, 2004 to purchase 25,000 of our shares of stock would have become fully exercisable; and
d. the substantial risk of forfeiture restrictions applicable to 60,000 restricted shares of our stock granted by us on October 25, 2004 would have lapsed.

For this purpose, Mr. Deaton will be deemed to have a disability, if as a result of his incapacity due to physical or mental illness, (i) he is absent from the full-time performance of his duties with us for 90 days during any period of 12 consecutive months or (ii) it is reasonably certain that the disability will last for more than that period, and within 30 days after we give written notice of termination to Mr. Deaton he does not return to the performance of his duties with us on a full-time basis.

If Mr. Deaton's employment were to have been terminated on December 31, 2006, due to death or disability (as defined in the employment agreement), we estimate that the value of the payments and benefits described in clauses (a), (b), (c) and (d) above he would have been eligible to receive is as follows: (a) $929,521; (b) $1,025,000; (c) $781,750; and (d) $4,479,600, with an aggregate value of $7,215,871.

Termination of Employment by Mr. Deaton for Good Reason or by Us Without Cause

Upon the termination of Mr. Deaton's employment by him for good reason or by us without cause, we will pay him:

a. a lump sum cash payment in an amount equal to two times his then base salary;
b. a lump sum cash payment equal to the expected value of his incentive bonus opportunity under our Annual Incentive Plan for the year of termination, prorated to the date of termination (in lieu of any bonus payment that would have otherwise been due under the Annual Incentive Plan for such year);
c. for the remainder of the term of the employment agreement, continuation of executive perquisites (other than executive life insurance);
d. for the remainder of the term of the employment agreement, continuation of medical insurance benefits at active employee premium rates[1];
e. a lump sum payment equivalent to the monthly basic life insurance premium applicable to Mr. Deaton's basic life insurance coverage on the date of termination multiplied by the number of months remaining in the term of the employment agreement; and
f. for the remainder of the term of the employment agreement, continued employer contributions to the SRP.

However, the foregoing benefits are not payable if Mr. Deaton is entitled to benefits under his Change in Control Agreement discussed below.

[1] The value of this benefit is calculated as the aggregate premium amounts Mr. Deaton would be required to pay for such coverage under the Company's premium rate structure in effect on December 31, 2006 for continuation coverage under COBRA minus the aggregate premium amounts Mr. Deaton would be required to pay for such coverage under the employment agreement.

"Good reason" as defined in the employment agreement includes: (i) the assignment to Mr. Deaton of any duties inconsistent with his position (including status, office, title and reporting requirements), authorities, duties or other responsibilities; (ii) the relocation of Mr. Deaton's principal place of employment to a location more than fifty (50) miles from his principal place of employment on October 25, 2004; or (iii) a material breach by us of any provision of the employment agreement.

"Cause" as defined in the employment agreement includes: (i) the conviction of Mr. Deaton of an act of fraud, embezzlement, theft or other criminal act constituting a felony; (ii) a material breach by Mr. Deaton of any provision of the employment agreement; (iii) the failure by Mr. Deaton to perform any and all covenants contained in the employment agreement dealing with conflicts of interest, competition, solicitation and disclosure of confidential information; or (iv) a material breach by Mr. Deaton of our Standards of Ethical Conduct. Cause shall not exist unless and until we have delivered to Mr. Deaton a copy of a resolution duly adopted by the affirmative vote of not less than two-thirds (2/3) of the entire membership of our Board of Directors at a meeting of the Board called and held for such purpose (after reasonable notice to Mr. Deaton and an opportunity for Mr. Deaton, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board, Mr. Deaton was guilty of the conduct set forth above and specifying the particulars thereof in detail.

If Mr. Deaton's employment were to have been terminated by him for good reason or by us (or our successor) without cause on December 31, 2006, we estimate that the value of the payments and benefits described in clauses (a) through (f) above he would have been eligible to receive is as follows: (a) $2,050,000, (b) $1,025,000, (c) $20,342, (d) $4,400, (e) $7,163, and (f) $469,843, with an aggregate value of $3,576,748.

Termination of Employment by Mr. Deaton Without Good Reason or by Us for Cause

If Mr. Deaton's employment is terminated by him for any reason other than a good reason or by us for cause, he is to receive only those vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination and a lump sum amount in cash equal to the sum of (i) his base salary through the date of termination; (ii) any compensation previously deferred by him (together with any accrued interest or earnings thereon) and any accrued vacation pay; and (iii) any other amounts due him as of the date of termination, in each case to the extent not theretofore paid.

Change in Control Agreements

The Change in Control Agreements we have entered into with each of the NEOs provide for payment of certain benefits to them as a result of their terminations of employment following, or in connection with, a Change in Control.

We did enter into a Change in Control Agreement with Mr. Finley, but he retired before becoming entitled to any payments or benefits under his Change in Control Agreement.

Payments in the Event of a Change in Control

The Change in Control Agreements provide for full vesting of all stock options and other equity incentive awards upon the occurrence of a Change in Control. If a Change in Control were to have occurred on December 31, 2006, whether or not the NEO incurred a termination of employment in connection with the Change in Control, all of the NEO's then outstanding options to acquire our stock would have become immediately exercisable, and all of his then outstanding restricted stock awards and equity based compensatory performance awards would have become fully vested and nonforfeitable.

We (or our successor) must pay the NEO an amount (a gross-up payment) in respect of excise taxes that may be imposed under the golden parachute rules on payments and benefits received in connection with the Change in Control. The gross-up payment would make the NEO whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of vesting of equity awards).

We (or our successor) must reimburse the NEO for any legal fees and expenses incurred by him in seeking in good faith to enforce the Change in Control Agreement or in connection with any tax audit or proceeding relating to the application of parachute payment excise taxes to any payment or benefit under the Change in Control Agreement.

Chad C. Deaton

Mr. Deaton's options to purchase an aggregate of 236,774 of our shares would have become fully exercisable on December 31, 2006, if a Change of Control were to have occurred on that date. Under the terms of Mr. Deaton's stock options, he would have to pay an aggregate of $14,162,086 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $3,515,461 ($74.66 per share value on December 31, 2006, multiplied by 236,774 of our shares subject to the options minus $14,162,086, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 119,295 shares of our stock granted to Mr. Deaton would have lapsed on December 31, 2006, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Deaton's restricted stock awards would have been $8,906,565 ($74.66 per share value on December 31, 2006, multiplied by 119,295 of our shares subject to Mr. Deaton's unvested restricted stock awards).

If a Change in Control had occurred on December 31, 2006 prior to Mr. Deaton's termination of employment with us, we would have paid Mr. Deaton, in cash, the aggregate sum of $3,738,980 in complete settlement of his performance awards granted by us under the 2002 D&O Plan on January 1, 2004 and January 1, 2005.

We estimate that if a Change in Control were to have occurred on December 31, 2006, but Mr. Deaton had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would be due by us (or our successor) to Mr. Deaton would be $2,368,550.[2]

Peter A. Ragauss

Mr. Ragauss' options to purchase an aggregate of 62,759 of our shares would have become fully exercisable on December 31, 2006, if a Change of Control were to have occurred on that date. Under the terms of Mr. Ragauss' stock options, he would have to pay an aggregate of $4,837,410 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $0 ($74.66 per share value on December 31, 2006, multiplied by 62,759 of our shares subject to the options minus $4,837,410, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 33,659 shares of our stock granted to Mr. Ragauss would have lapsed on December 31, 2006, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Ragauss' restricted stock awards would have been $2,512,981 ($74.66 per share value on December 31, 2006, multiplied by 33,659 of our shares subject to Mr. Ragauss' unvested restricted stock awards).

We estimate that if a Change in Control were to have occurred on December 31, 2006, but Mr. Ragauss had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would be due by us (or our successor) to Mr. Ragauss would be $0.

James R. Clark

Mr. Clark's options to purchase an aggregate of 120,834 of our shares would have become fully exercisable on December 31, 2006, if a Change of Control were to have occurred on that date. Under the terms of Mr. Clark's stock options, he would have to pay an aggregate of $6,700,285 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $2,321,181 ($74.66 per share value on December 31, 2006, multiplied by 120,834 of our shares subject to the options minus $6,700,285, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 64,567 shares of our stock granted to Mr. Clark would have lapsed on December 31, 2006, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Clark's restricted stock awards would have been $4,820,572 ($74.66 per share value on December 31, 2006, multiplied by 64,567 of our shares subject to Mr. Clark's unvested restricted stock awards).

[2] The estimated value of all parachute payment tax gross-up payments was calculated by utilizing the highest marginal tax rates.

If a Change in Control had occurred on December 31, 2006 prior to Mr. Clark's termination of employment with us, we would have paid Mr. Clark, in cash, the aggregate sum of $2,137,460 in complete settlement of his performance awards granted by us under the 2002 D&O Plan on January 1, 2004 and January 1, 2005.

We estimate that if a Change in Control were to have occurred on December 31, 2006, but Mr. Clark had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would be due by us (or our successor) to Mr. Clark would be $1,177,103.

Alan R. Crain, Jr.

Mr. Crain's options to purchase an aggregate of 64,334 of our shares would have become fully exercisable on December 31, 2006, if a Change of Control were to have occurred on that date. Under the terms of Mr. Crain's stock options, he would have to pay an aggregate of $3,652,786 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $1,150,390 ($74.66 per share value on December 31, 2006, multiplied by 64,334 of our shares subject to the options minus $3,652,786, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 22,217 shares of our stock granted to Mr. Crain would have lapsed on December 31, 2006, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Crain's restricted stock awards would have been $1,658,721 ($74.66 per share value on December 31, 2006, multiplied by 22,217 of our shares subject to Mr. Crain's unvested restricted stock awards).

If a Change in Control had occurred on December 31, 2006 prior to Mr. Crain's termination of employment with us, we would have paid Mr. Crain, in cash, the aggregate sum of $726,688 in complete settlement of his performance awards granted by us under the 2002 D&O Plan on January 1, 2004 and January 1, 2005.

We estimate that if a Change in Control were to have occurred on December 31, 2006, but Mr. Crain had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would be due by us (or our successor) to Mr. Crain would be $0.

David H. Barr

Mr. Barr's options to purchase an aggregate of 43,508 of our shares would have become fully exercisable on December 31, 2006, if a Change of Control were to have occurred on that date. Under the terms of Mr. Barr's stock options, he would have to pay an aggregate of $2,485,298 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $763,009 ($74.66 per share value on December 31, 2006, multiplied by 43,508 of our shares subject to the options minus $2,485,298, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 33,523 shares of our stock granted to Mr. Barr would have lapsed on December 31, 2006, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Barr's restricted stock awards would have been $2,502,827 ($74.66 per share value on December 31, 2006, multiplied by 33,523 of our shares subject to Mr. Barr's unvested restricted stock awards).

If a Change in Control had occurred on December 31, 2006 prior to Mr. Barr's termination of employment with us, we would have paid Mr. Barr, in cash, the aggregate sum of $477,326 in complete settlement of his performance awards granted by us under the 2002 D&O Plan on January 1, 2004 and January 1, 2005.

We estimate that if a Change in Control were to have occurred on December 31, 2006, but Mr. Barr had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would be due by us (or our successor) to Mr. Barr would be $0.

Douglas J. Wall

Mr. Wall's options to purchase an aggregate of 40,508 of our shares would have become fully exercisable on December 31, 2006, if a Change of Control were to have occurred on that date. Under the terms of Mr. Wall's stock options, he would have to pay an aggregate of $2,367,608 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $656,719 ($74.66 per share value on December 31, 2006, multiplied by 40,508 of our shares subject to the options minus $2,367,608, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 33,523 shares of our stock granted to Mr. Wall would have lapsed on December 31, 2006, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Wall's restricted stock awards would have been $2,502,827 ($74.66 per share value on December 31, 2006, multiplied by 33,523 of our shares subject to Mr. Wall's unvested restricted stock awards).

If a Change in Control had occurred on December 31, 2006 prior to Mr. Wall's termination of employment with us, we would have paid Mr. Wall, in cash, the aggregate sum of $477,326 in complete settlement of his performance awards granted by us under the 2002 D&O Plan on January 1, 2004 and January 1, 2005.

We estimate that if a Change in Control were to have occurred on December 31, 2006, but Mr. Wall had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would be due by us (or our successor) to Mr. Wall would be $0.

Payments in the Event of a Change in Control and Termination of Employment by the Executive for Good Reason or by the Company or its Successor Without Cause

Pursuant to the Change in Control Agreements, the Company or its successor pays severance benefits to a NEO if the NEO's employment is terminated following, or in connection with, a Change in Control and during the term unless: (i) the NEO resigns without good reason; (ii) the Company terminates the employment of the NEO for cause; or (iii) the employment of the NEO is terminated by reason of death or disability.

Under the Change in Control Agreements "good reason" includes: (i) the assignment to the NEO of any duties or responsibilities which are substantially diminished from those in effect immediately prior to the Change in Control; (ii) a reduction in the NEO's base salary; (iii) the relocation of the NEO's principal place of employment to a location more than 50 miles from the NEO's principal place of employment immediately prior to the Change in Control or our requiring the NEO to be based anywhere other than such principal place of employment; (iv) our failure to pay the NEO any portion of his current compensation or to pay him any portion of an installment of deferred compensation within seven days of the date the payment is due; (v) our failure to continue in effect any compensation plan in which the NEO participated immediately prior to the Change in Control which is material to his total compensation; or (vi) our failure to continue to provide the NEO with benefits substantially similar to those enjoyed by him under any of our pension, savings, life insurance, medical, health and accident, or disability plans in which he was participating immediately prior to the Change in Control, or our taking any action that would materially reduce any of such benefits or deprive the NEO of any material fringe benefit or perquisite enjoyed by the NEO, or our failure to provide the NEO with the number of paid vacation days to which he is entitled.

Under the Change in Control Agreements "cause" includes: (i) the willful and continued failure by the NEO to substantially perform his duties; or (ii) the willful engaging by the NEO in conduct which is materially injurious to us or our affiliates.

Under the Change in Control Agreements "disability" means the NEO's incapacity due to physical or mental illness that has caused the NEO to be absent from full-time performance of his duties with us for a period of six consecutive months.

If the NEO meets the criteria for payment of severance benefits due to termination of employment following a Change in Control during the term as described above, he will receive the following benefits in addition to any benefits he is due under the Company's employee benefit plans and equity and incentive compensation plans and the value of accelerated vesting of equity based compensation and other benefits described above under the heading "Payments in the Event of a Change in Control":

a. a lump sum payment equal to three times the NEO's annual base salary in effect immediately prior to (i) the first event or circumstance constituting Good Reason for his resignation, (ii) the Change of Control, or (iii) the NEO's termination of employment, whichever is greatest (his "highest base salary");
b. a lump sum payment equal to the NEO's expected value target percentage for his incentive bonus under the Company's Annual Incentive Plan for the year in which he terminates employment multiplied by his highest base salary, prorated based upon the number of days of his service during the performance period (reduced by any payments received by the NEO under the Company's Annual Incentive Plan, as amended, in connection with the Change in Control if the NEO's termination of employment occurs during the same calendar year in which the Change in Control occurs);
c. a lump sum payment equal to NEO's expected value target percentage under his bonus for the year in which he terminates employment multiplied by his highest base salary and multiplied by three;
d. continuation of accident and health insurance benefits for an additional three years[3];
e. a lump sum payment equal to the sum of (i) the cost of the NEO's perquisites in effect prior to his termination of employment for the remainder of the calendar year and (ii) the cost of the NEO's perquisites in effect prior to his termination of employment for an additional three years;
f. a lump sum payment equal to the undiscounted value of the benefits the NEO would have received had he continued to participate in the Thrift Plan, the Pension Plan and the SRP for an additional three years, assuming for this purpose that:
    (1) the NEO's compensation during that three-year period remained at the levels used for calculating the severance payment described in paragraphs (a) and (c) above, and
    (2) the NEO's contributions to and accruals under those plans remained at the levels in effect as of the date of the Change in Control or the date of termination, whichever is greater;
g. eligibility for our retiree medical program if the NEO would have become entitled to participate in that program had he remained employed for an additional three years[4];
h. a lump sum payment equivalent to 36 multiplied by the monthly basic life insurance premium applicable to the NEO's basic life insurance coverage on the date of termination;
i. outplacement services for a period of three years or, if earlier, until the NEO's acceptance of an offer of employment or in lieu of outplacement services, the NEO may elect to receive a cash payment of $30,000; and
j. an additional amount (a gross-up payment) in respect of excise taxes that may be imposed under the golden parachute rules on payments and benefits received in connection with the Change in Control. The gross-up payment would make the officer whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of vesting of equity awards).

We (or our successor) must also reimburse the NEO for any legal fees and expenses incurred by him (i) in disputing in good faith any issue relating to his termination of employment, (ii) in seeking in good faith to enforce the Change in Control Agreement or (iii) in connection with any tax audit or proceeding relating to the application of parachute payment excise taxes to any payment or benefit under the Change in Control Agreement.

(3) The value of this benefit is calculated (i) for the first 18 months of continuation coverage as the aggregate premium amounts the NEO would be required to pay for such coverage under the Company's premium rate structure in effect on December 31, 2006 for continuation coverage under COBRA minus the aggregate premium amounts he would be required to pay for such coverage under the Change in Control Agreement and (ii) for the remaining 18 months of continuation coverage as the value of such medical benefit coverage utilizing the assumptions applied under Financial Accounting Standards No. 106, *Employee's Accounting for Postretirement Benefits Other Than Pensions* (FAS 106).

(4) The value of this benefit is the aggregate value of the medical coverage utilizing the assumptions applied under Financial Accounting Standards No. 106, *Employee's Accounting for Postretirement Benefits Other Than Pensions* (FAS 106).

If the NEO's employment were to have been terminated by him for Good Reason or by us (or our successor) without Cause in connection with a Change of Control on December 31, 2006, and a Change of Control were to have occurred on that date, we estimate that the value of the payments and benefits described in clauses (a) through (j) above he would have been eligible to receive is as follows:

Payment or Benefit	Chad C. Deaton	Peter A. Ragauss	James R. Clark	Alan R. Crain, Jr.	David H. Barr	Douglas J. Wall
Clause (a)	$ 3,057,000	$ 1,575,000	$ 1,935,000	$ 1,275,000	$ 1,181,250	$ 1,181,250
Clause (b)	$ 1,025,000	$ 341,250	$ 516,000	$ 255,000	$ 236,250	$ 236,250
Clause (c)	$ 3,075,000	$ 1,023,750	$ 1,548,000	$ 765,000	$ 708,750	$ 708,750
Clause (d)	$ 41,401	$ 51,494	$ 40,517	$ 51,494	$ 40,517	$ 40,517
Clause (e)	$ 75,000	$ 60,000	$ 60,000	$ 60,000	$ 60,000	$ 60,000
Clause (f)	$ 820,393	$ 329,983	$ 464,648	$ 275,400	$ 256,134	$ 251,773
Clause (g)	$ 0	$ 0	$ 0	$ 0	$ 67,099	$ 9,887
Clause (h)	$ 11,722	$ 6,653	$ 8,173	$ 5,386	$ 4,752	$ 4,752
Clause (i)	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000
Clause (j)	$ 5,883,663	$ 1,969,729	$ 3,183,246	$ 1,178,507	$ 1,333,067	$ 1,124,357
Accelerated exercisability of stock options[5]	$ 3,515,461	$ 0	$ 2,321,181	$ 1,150,390	$ 763,009	$ 656,719
Accelerated vesting of restricted stock awards[5]	$ 8,906,565	$ 2,512,981	$ 4,820,572	$ 1,658,721	$ 2,502,827	$ 2,502,827
Payment in settlement of performance awards under the 2002 D&O Plan[5]	$ 3,738,980	$ 0	$ 2,137,460	$ 726,688	$ 477,326	$ 477,326
Total	$ 30,180,185	$ 7,900,840	$17,064,802	$ 7,431,586	$ 7,660,981	$ 7,284,408

(5) This benefit is discussed in detail above under the heading "Payments in the Event of a Change in Control Absent a Termination of Employment".

Baker Hughes Incorporated Executive Severance Plan

On November 1, 2002, we adopted an executive severance program, the Baker Hughes Incorporated Executive Severance Plan (the "Executive Severance Plan") for our executives who are classified by us as United States executive salary grade system employees, including the NEOs. The Executive Severance Plan provides for payment of certain benefits to each of these executives as a result of an involuntary termination of employment provided that (i) the executive signs a release agreement substantially similar to the form of release agreement set forth in the Executive Severance Plans, (ii) during the two-year period commencing on the executive's date of termination of employment he complies with the noncompetition and nonsolicitation agreements contained in the Executive Severance Plan, and (iii) the executive does not disclose our confidential information. Any amounts payable under the Executive Severance Plan are reduced by the amount of any severance payments payable to the NEO by us under any other plan, program or individual contractual arrangement. Mr. Finley was covered under the Executive Severance Plan but he resigned and was not entitled to any benefits under the Executive Severance Plan.

Payments in the Event of a Termination of Employment by the Executive for Good Reason or by the Company or its Successor Without Cause

We (or our successor) will pay severance benefits to a NEO if he incurs an Involuntary Termination. "Involuntary Termination" means the complete severance of a NEO's employment relationship with us: (i) because his position is eliminated; (ii) because he and we agree to his resignation of his position at our request; (iii) which occurs in conjunction with, and during the period that begins 90 days before and ends 180 days after, an acquisition, merger, spin-off, reorganization (either business or personnel), facility closing or a discontinuance of the operations of the divisions in which he is employed; or (iv) for any other reason which is deemed an Involuntary Termination by us.

An Involuntary Termination does not include: (i) a termination for cause; (ii) a transfer of employment among us and our affiliates; (iii) a temporary absence, such as a Family and Medical Leave Act leave or a temporary layoff in which the NEO retains entitlement to re-employment; (iv) the NEO's death, disability or Retirement (as defined in the Executive Severance Plan); or (v) a voluntary termination by the employee.

If the NEO meets the criteria for payment of severance benefits due to an Involuntary Termination, we will pay him the following benefits in addition to any benefits he is due under our employee benefit plans and equity and incentive compensation plans:

a. a lump sum payment equal to one and one-half times the NEO's annual base salary in effect immediately prior to his termination of employment;
b. the cost of the first three months COBRA continuation of accident and health insurance benefits shall be borne by us (or our successor); and
c. outplacement services for a period of 12 months, but not in excess of $10,000.

If Mr. Deaton were to have incurred an Involuntary Termination by him on December 31, 2006, he would have been eligible to receive no benefits under the Severance Plan since the amount of the severance benefits payable under his employment agreement exceeds the amount of the severance benefits payable under the Severance Plan.

If Messrs. Ragauss, Clark, Crain, Barr and Wall were to have incurred Involuntary Terminations on December 31, 2006, we estimate that the value of the payments and benefits described in clauses (a) through (c) above are as follows:

Payment or Benefit	Peter A. Ragauss	James R. Clark	Alan R. Crain, Jr.	David H. Barr	Douglas J. Wall
Clause (a)	$ 787,500	$ 967,500	$ 637,500	$ 590,625	$ 590,625
Clause (b)	$ 2,870	$ 2,130	$ 2,870	$ 2,130	$ 2,130
Clause (c)	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
Total	$ 800,370	$ 979,630	$ 650,370	$ 602,755	$ 602,755

Equity Compensation Awards

We have granted restricted stock awards, stock options, performance awards and performance stock units under the 2002 D&O Plan to Messrs. Deaton, Ragauss, Clark, Crain, Barr and Wall as well as other Executives.

Restricted Stock Awards

Full Vesting of Restricted Stock Awards Upon a Change in Control

If a change in control as defined in the Change in Control Agreements or as defined below with respect to the 2002 D&O Plan (a "2002 D&O Plan Change in Control") were to have occurred on December 31, 2006, prior to the NEO's termination of employment with us, all of the NEO's then outstanding restricted stock awards granted by us would have become fully vested and nonforfeitable. For each NEO, the number of shares with respect to which the forfeiture restrictions would have lapsed and the value of this accelerated vesting is specified above under the subheading "Payments in the Event of a Change in Control Absent a Termination of Employment" under the heading "Change in Control Agreements."

A 2002 D&O Plan Change in Control is deemed to occur if:

- the individuals who are incumbent directors (within the meaning of the 2002 D&O Plan) cease for any reason to constitute a majority of the members of our Board of Directors;
- the consummation of a merger of us or our affiliate with another entity, unless the individuals and entities who were the beneficial owners of our voting securities outstanding immediately prior to such merger own, directly or indirectly, at least 55 percent of the combined voting power of the voting securities of us, the surviving entity or the parent of the surviving entity outstanding immediately after such merger;
- the consummation of a merger of us or our affiliate with another entity, unless the individuals who comprise our Board of Directors immediately prior thereto constitute at least a majority of the board of directors of the entity surviving the merger or any parent thereof (or a majority plus one member where such board is comprised of an odd number of members);
- any person becomes a beneficial owner, directly or indirectly, of our securities representing 30 percent or more of the combined voting power of our then outstanding voting securities (not including any securities acquired directly from us or our affiliates);
- a sale or disposition of all or substantially all of our assets is consummated (an "asset sale"), unless (i) the individuals and entities who were the beneficial owners of our voting securities immediately prior to such asset sale own, directly or indirectly, 55 percent or more of the combined voting power of the voting securities of the entity that acquires such assets in such asset sale or its parent immediately after such asset sale in substantially the same proportions as their ownership of our voting securities immediately prior to such asset sale; or (ii) the individuals who comprise our Board of Directors immediately prior to such asset sale constitute a majority of the board of directors or other governing body of either the entity that acquired such assets in such asset sale or its parent (or a majority plus one member where such board or other governing body is comprised of an odd number of directors); or
- our stockholders approve a plan of complete liquidation or dissolution of us.

Full Vesting of Restricted Stock Awards Upon Termination of Employment by the NEO for Good Reason or By Us Without Cause in Connection with a Potential Change in Control

If on December 31, 2006, (i) we terminated the employment of a NEO without cause prior to a 2002 D&O Plan Change in Control, or (ii) the NEO terminated his employment with us for good reason and, in the case of (i) or (ii), the event or circumstance occurred at the request or direction of the person who entered into an agreement with us, the consummation of which would constitute a 2002 D&O Plan Change in Control or is otherwise in connection with or in anticipation of a 2002 D&O Plan Change in Control, then all of the NEO's then outstanding restricted stock awards granted by us would have become fully vested and nonforfeitable.

For this purpose the term "good reason" as defined in the 2002 D&O Plan includes: (i) the assignment to the NEO of any duties inconsistent with the status of the NEO's position with us or a substantial adverse alteration in the nature or status of the NEO's responsibilities from those in effect immediately prior to the 2002 D&O Plan Change in Control; (ii) a reduction in the NEO's base salary; (iii) the relocation of the NEO's principal place of employment to a location more than 50 miles from the NEO's principal place of employment immediately prior to the 2002 D&O Plan Change in Control or our requiring the NEO to be based anywhere other than such principal place of employment; (iv) our failure to pay the NEO any portion of his current compensation or to pay him any portion of an installment of deferred compensation within seven days of the date the payment is due; (v) our failure to continue in effect any compensation plan in which the NEO participated immediately prior to the 2002 D&O Plan Change in Control which is material to his total compensation; or (vi) our failure to continue to provide the NEO with benefits substantially similar to those enjoyed by him under any of our pension, savings, life insurance, medical, health and accident, or disability plans in which he was participating immediately prior to the 2002 D&O Plan Change in Control, or our taking any action that would materially reduce any of such benefits or deprive the NEO of any material fringe benefit or perquisite enjoyed by the NEO, or our failure to provide the NEO with the number of paid vacation days to which he is entitled.

For this purpose, the term "cause" as defined in the 2002 D&O Plan includes: (i) the willful and continued failure by the NEO to substantially perform his duties; or (ii) the willful engaging by the NEO in conduct which is materially injurious to us or our affiliates.

For each NEO, the number of shares with respect to which the forfeiture restrictions would have lapsed and the value of this accelerated vesting is specified above under the subheading "Payments in the Event of a Change in Control Absent a Termination of Employment" under the heading "Change in Control Agreements."

Pro Rata Vesting of Restricted Stock Awards Upon Termination of Employment in Connection with the Sale of a Business Unit

If (i) on December 31, 2006 we or one of our affiliates sold a business unit,(ii) on December 31, 2006 the NEO's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control, a pro-rata portion of the NEO's then outstanding restricted stock awards granted by us would have become vested and nonforfeitable. The forfeiture restrictions would have lapsed as to that number of shares of restricted stock that were subject to forfeiture restrictions on December 31, 2006, multiplied by the number of days during the period commencing on the date of grant of the award and ending on December 31, 2006, divided by the number of days the NEO would be required to work to achieve full vesting under the normal vesting provisions of the award.

Chad C. Deaton

The substantial risk of forfeiture restrictions applicable to 84,373 shares of our stock granted to Mr. Deaton would have lapsed on December 31, 2006, if (i) on December 31, 2006 we or one of our affiliates sold a business unit, (ii) on December 31, 2006, Mr. Deaton's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Deaton's restricted stock awards would have been $6,299,288 ($74.66 per share value on December 31, 2006, multiplied by the number of our shares subject to each of Mr. Deaton's unvested restricted stock awards, multiplied by the applicable reduction factor for the award). The applicable reduction factor with respect to Mr. Deaton's restricted stock award for 80,000 shares granted on October 25, 2004 is 54.66% (798 days performed during the service period divided by 1460 days.) The applicable reduction factor for Mr. Deaton's restricted stock award for 50,850 shares granted on January 26, 2005 is 64.38% (705 days performed during the service period divided by 1095 days). The applicable reduction factor for Mr. Deaton's restricted stock award for 25,395 shares granted on January 25, 2006 is 31.14% (341 days performed during the service period divided by 1095 days).

Peter A. Ragauss

The substantial risk of forfeiture restrictions applicable to 8,315 shares of our stock granted to Mr. Ragauss would have lapsed on December 31, 2006, if (i) on December 31, 2006 we or one of our affiliates sold a business unit, (ii) on December 31, 2006, Mr. Ragauss' employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Ragauss' restricted stock awards would have been $322,158 ($74.66 per share value on December 31, 2006, multiplied by the number of our shares subject to each of Mr. Ragauss' unvested restricted stock awards, multiplied by the applicable reduction factor for the award). The applicable reduction factor with respect to Mr. Ragauss' restricted stock award for 8,315 shares granted on April 24,

2006 is 12.82% (250 days performed during the service period divided by 1095 days). The applicable reduction factor with respect to Mr. Ragauss' restricted stock award for 25,344 shares granted on April 24, 2006 is 12.82% (250 days performed during the service period divided by 1095 days).

James R. Clark

The substantial risk of forfeiture restrictions applicable to 45,602 shares of our stock granted to Mr. Clark would have lapsed on December 31, 2006, if (i) on December 31, 2006 we or one of our affiliates sold a business unit, (ii) on December 31, 2006, Mr. Clark's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Clark's restricted stock awards would have been $3,404,645 ($74.66 per share value on December 31, 2006, multiplied by the number of our shares subject to each of Mr. Clark's unvested restricted stock awards, multiplied by the applicable reduction factor for the award). The applicable reduction factor with respect to Mr. Clark's restricted stock award for 40,000 shares granted on October 27, 2004 is 72.69% (796 days performed during the service period divided by 1095 days). The applicable reduction factor with respect to Mr. Clark's restricted stock award for 20,350 shares granted on January 26, 2005 is 64.38% (705 days performed during the service period divided by 1095 days). The applicable reduction factor with respect to Mr. Clark's restricted stock award for 11,000 shares granted on January 25, 2006 is 31.14% (341 days performed during the service period divided by 1095 days).

Alan R. Crain, Jr.

The substantial risk of forfeiture restrictions applicable to 14,569 shares of our stock granted to Mr. Crain would have lapsed on December 31, 2006, if (i) on December 31, 2006 we or one of our affiliates sold a business unit, (ii) on December 31, 2006, Mr. Crain's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Crain's restricted stock awards would have been $1,087,722 ($74.66 per share value on December 31, 2006, multiplied by the number of our shares subject to each of Mr. Crain's unvested restricted stock awards, multiplied by the applicable reduction factor for the award). The applicable reduction factor with respect to Mr. Crain's restricted stock award for 10,000 shares granted on April 28, 2004 is 66.98% (978 days performed during the service period divided by 1460 days). The applicable reduction factor with respect to Mr. Crain's restricted stock award for 9,325 shares granted on January 26, 2005 is 64.38% (705 days performed during the service period divided by 1095 days). The applicable reduction factor with respect to Mr. Crain's restricted stock award for 6,000 shares granted on January 25, 2006 is 31.14% (341 days performed during the service period divided by 1095 days).

David H. Barr

The substantial risk of forfeiture restrictions applicable to 21,336 shares of our stock granted to Mr. Barr would have lapsed on December 31, 2006, if (i) on December 31, 2006 we or one of our affiliates sold a business unit, (ii) on December 31, 2006, Mr. Barr's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Barr's restricted stock awards would have been $1,592,946 ($74.66 per share value on December 31, 2006, multiplied by the number of our shares subject to each of Mr. Barr's unvested restricted stock awards, multiplied by the applicable reduction factor for the award). The applicable reduction factor with respect to Mr. Barr's restricted stock award for 10,000 shares granted on March 2, 2004 is 70.89% (1035 days performed during the service period divided by 1460 days). The applicable reduction factor with respect to Mr. Barr's restricted stock award for 4,750 shares granted on January 26, 2005 is 64.38% (705 days performed during the service period divided by 1095 days). The applicable reduction factor with respect to Mr. Barr's restricted stock award for 16,000 shares granted on February 28, 2005 is 61.46% (673 days performed during the service period divided by 1095 days). The applicable reduction factor with respect to Mr. Barr's restricted stock award for 4,356 shares granted on January 25, 2006 is 31.14% (341 days performed during the service period divided by 1095 days).

Douglas J. Wall

The substantial risk of forfeiture restrictions applicable to 21,336 shares of our stock granted to Mr. Wall would have lapsed on December 31, 2006, if (i) on December 31, 2006 we or one of our affiliates sold a business unit, (ii) on December 31, 2006 Mr. Wall's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Wall's restricted stock awards would have been $1,592,946 ($74.66 per share value on December 31, 2006, multiplied by the number of our shares subject to each of Mr. Wall's unvested restricted stock awards, multiplied by the applicable reduction factor for the award). The applicable reduction factor with respect to Mr. Wall's restricted stock award for 10,000 shares granted on March 2, 2004 is 70.89% (1035 days performed during the service period divided by 1460 days). The applicable reduction factor with respect to Mr. Wall's restricted stock award for 4,750 shares granted on January 26, 2005 is 64.38% (705 days performed during the service period divided by 1095 days). The applicable reduction factor with respect to Mr. Wall's restricted stock award for 16,000 shares granted on February 28, 2005 is 61.46% (673 days performed during the service period divided by 1095 days). The applicable reduction factor with respect to Mr. Wall's restricted stock award for 4,356 shares granted on January 25, 2006 is 31.14% (341 days performed during the service period divided by 1095 days).

Full Vesting of Restricted Stock Awards Upon the NEO's Termination of Employment Due to His Disability or His Death

If the NEO had terminated employment with us on December 31, 2006 due to death or due to disability, all of his then outstanding restricted stock awards granted by us would have become fully vested and nonforfeitable. For this purpose a NEO is treated as having incurred a disability if he qualifies for long-term disability benefits under our long-term disability program. For each NEO, the number of shares with respect to which the forfeiture restrictions would have lapsed and the value of this accelerated vesting is specified above under the subheading "Payments in the Event of a Change in Control Absent a Termination of Employment" under the heading "Change in Control Agreements."

Full Vesting of Restricted Stock Award Upon Our Termination of NEO's Employment Without Cause

The substantial risk of forfeiture restrictions applicable to 10,000 shares of our stock subject to a restricted stock award granted to Mr. Crain on April 28, 2004 would have lapsed on December 31, 2006, had we terminated the employment of Mr. Crain on December 31, 2006 without cause (as defined in the 2002 D&O Plan). The maximum value of this accelerated vesting of Mr. Crain's restricted stock awards would have been $746,600 ($74.66 per share value on December 31, 2006, multiplied by 10,000 of our shares).

Stock Options

Full Vesting of Stock Options Upon a Change in Control

If a change in control (as defined in the Change in Control Agreements or the 2002 D&O Plan) were to have occurred on December 31, 2006, all of the then outstanding stock options granted by us to the NEOs would have become fully vested and exercisable. For each NEO, the number of our shares for which the options would have become fully exercisable is specified above under the subheading "Payments in the Event of a Change in Control Absent a Termination of Employment" under the heading "Change in Control Agreements."

Full Vesting of Stock Options Upon Termination of Employment in Connection With a Change in Control or Upon Sale of a Business Unit

If a 2002 D&O Plan Change in Control had occurred on December 31, 2006, and the NEO had terminated employment with us for good reason (as defined in the 2002 D&O Plan) on December 31, 2006 or we had terminated the NEO's employment with us on December 31, 2006 for reasons other than cause (as defined in the 2002 D&O Plan) in connection with a change in control all of the then outstanding stock options granted by us to the NEO would have become fully exercisable. If on December 31, 2006, we or one of our affiliates sold a business unit that employed the NEO, all of the NEO's then outstanding stock options would have become fully exercisable. For each NEO, the number of shares for which the options would have become fully exercisable is specified above under the subheading "Payments in the Event of a Change in Control Absent a Termination of Employment" under the heading "Change in Control Agreements."

Full Vesting of Stock Options Upon Retirement of NEO

If the NEO had terminated employment on December 31, 2006, and the sum of his age and years of service with us equaled at least 65, all of the NEO's then outstanding stock options granted by us would have become fully vested and exercisable.

Messrs. Deaton, Ragauss and Crain are not yet eligible to retire for purposes of their outstanding stock options.

If Mr. Clark had terminated employment with us on December 31, 2006 due to retirement his options to purchase an aggregate of 120,834 of our shares would have become fully exercisable on December 31, 2006. Under the terms of Mr. Clark's stock options, he would have to pay an aggregate of $6,700,285 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $2,321,181 ($74.66 per share value on December 31, 2006, multiplied by 120,834 of our shares subject to the options minus $6,700,285, the aggregate exercise price for the options).

If Mr. Wall had terminated employment with us on December 31, 2006 due to retirement his options to purchase an aggregate of 40,508 of our shares would have become fully exercisable on December 31, 2006. Under the terms of Mr. Wall's stock options, he would have to pay an aggregate of $2,367,608 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $656,719 ($74.66 per share value on December 31, 2006, multiplied by 40,508 of our shares subject to the options minus $2,367,608, the aggregate exercise price for the options).

If Mr. Barr had terminated employment with us on December 31, 2006 due to retirement his options to purchase an aggregate of 43,508 of our shares would have become fully exercisable on December 31, 2006. Under the terms of Mr. Barr's stock options, he would have to pay an aggregate of $2,485,298 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $763,009 ($74.66 per share value on December 31, 2006, multiplied by 43,508 of our shares subject to the options minus $2,485,298, the aggregate exercise price for the options).

Upon Mr. Finley's retirement on April 30, 2006, his options to purchase an aggregate of 95,168 of our shares became fully exercisable on April 30, 2006. Under the terms of Mr. Finley's stock options, he would have to pay an aggregate of $4,091,657 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $3,600,772 ($80.83 per share value on April 30, 2006, multiplied by 95,168 of our shares subject to the options minus $4,091,657, the aggregate exercise price for the options).

Full Vesting of Stock Options Upon Termination of Employment Due to Death or Disability of the NEO

If the NEO had terminated employment on December 31, 2006, due to the disability of the NEO (as determined by the 2002 D&O Plan committee) or due to the death of the NEO, all of the NEO's then outstanding stock options granted by us would have become fully vested and exercisable. For each NEO, the number of our shares for which stock options would have become fully exercisable and the value of the accelerated vesting of the options if on December 31, 2006 the NEO terminated employment with us due to his death or disability is specified above under the heading "Full Vesting of Stock Options Upon a Change in Control".

Performance Awards

Payment of Performance Awards Upon a Change in Control

If a change in control (as defined in the Change in Control Agreements or the 2002 D&O Plan) were to have occurred on December 31, 2006, prior to the NEO's termination of employment with us, we would have paid the NEO, in cash, an amount equal to 200% of the target shares specified in the NEO's performance award multiplied by the closing price of a share of our stock on the date of grant of the performance award. The amounts we would have paid are $3,738,980, $2,137,460, $726,688, $477,326, and $477,326 for Messrs. Deaton, Clark, Crain, Barr and Wall, respectively.

Payment of Performance Awards Upon Termination of Employment by the NEO for Good Reason or By Us Without Cause in Connection with a Potential Change in Control

If on December 31, 2006, (i) we terminated the employment of a NEO without cause (within the meaning of the 2002 D&O Plan or the Change in Control Agreements) prior to a change in control (as defined in the Change in Control Agreements or the 2002 D&O Plan), or (ii) the NEO terminated his employment with us for good reason (within the meaning of the 2002 D&O Plan or the Change in Control Agreements) and, in the case of (i) or (ii), the circumstance or event occurred at the request or direction of the person who entered into an agreement with us the consummation of which would constitute such a change in control or is otherwise in connection with or in anticipation of such a change in control, we would have paid the NEO, in cash, an amount equal to 200% of the target shares specified in the NEO's performance award multiplied by the closing price of a share of our stock on the date of grant of the performance award.

If a potential change in control (within the meaning of the Change in Control Agreements or the 2002 D&O Plan) had occurred on December 31, 2006 and the NEO's employment was terminated by him on December 31, 2006 for good reason (within the meaning of the Change in Control Agreements or the 2002 D&O Plan) or the NEO's employment was terminated by us without cause (within the meaning of the Change in Control Agreements or the 2002 D&O Plan) on December 31, 2006, we would have paid the NEO the amount specified above under the heading "Payment of Performance Awards Upon a Change in Control".

Pro Rata Payment of Performance Awards Upon Termination of Employment in Connection with the Sale of a Business Unit

If on December 31, 2006 we or one of our affiliates sold a business unit of us or one of our affiliates and on December 31, 2006 the NEO's employment with us terminated in connection with the sale (other than for cause as defined in the 2002 D&O Plan), and the sale did not constitute a 2002 D&O Plan Change in Control, at the end of the performance period ending on December 31, 2007, we would owe the NEO a pro rata portion of the shares payable under his performance award granted under the 2002 D&O Plan on January 1, 2005. The number of shares payable under the performance award would be based upon the actual performance objectives achieved during the performance period. The shares payable under the performance award would be the number of shares that we would have paid under the award had the NEO remained employed by us through December 31, 2007, multiplied by the number of days commencing on the first day of the performance period, January 1, 2005, through December 31, 2006, 730, divided by 1095, 66.66%.

Chad C. Deaton

If the target level of performance were achieved during the performance period, we would owe Mr. Deaton 20,665 shares (31,000 shares subject to the award, based upon a target level of performance, multiplied by 66.66%), with a value as of December 31, 2006 of $1,542,849 (20,665 shares multiplied by $74.66 per share value on December 31, 2006). If the highest level of performance were achieved during the performance period, we would owe Mr. Deaton 41,330 shares with a value as of December 31, 2006 of $3,085,698.

James R. Clark

If the target level of performance were achieved during the performance period, we would owe Mr. Clark 9,666 shares (14,500 shares subject to the award, based upon a target level of performance, multiplied by 66.66%), with a value as of December 31, 2006 of $721,664 (9,666 shares multiplied by $74.66 per share value on December 31, 2006). If the highest level of performance were achieved during the performance period, we would owe Mr. Clark 19,332 shares with a value as of December 31, 2006 of $1,443,327.

Alan R. Crain, Jr.

If the target level of performance were achieved during the performance period, we would owe Mr. Crain 3,333 shares (5,000 shares subject to the award, based upon a target level of performance, multiplied by 66.66%), with a value as of December 31, 2006 of $248,842 (3,333 shares multiplied by $74.66 per share value on December 31, 2006). If the highest level of performance were achieved during the performance period, we would owe Mr. Crain 6,666 shares with a value as of December 31, 2006 of $497,684.

David H. Barr

If the target level of performance were achieved during the performance period, we would owe Mr. Barr 2,166 shares (3,250 shares subject to the award, based upon a target level of performance, multiplied by 66.66%), with a value as of December 31, 2006 of $161,714 (2,166 shares multiplied by $74.66 per share value on December 31, 2006). If the highest level of performance were achieved during the performance period, we would owe Mr. Barr 4,332 shares with a value as of December 31, 2006 of $323,427.

Douglas J. Wall

If the target level of performance were achieved during the performance period, we would owe Mr. Wall 2,166 shares (3,250 shares subject to the award, based upon a target level of performance, multiplied by 66.66%), with a value as of December 31, 2006 of $161,714 (2,166 shares multiplied by $74.66 per share value on December 31, 2006). If the highest level of performance were achieved during the performance period, we would owe Mr. Wall 4,332 shares with a value as of December 31, 2006 of $323,427.

Pro Rata Payment of Performance Awards Upon the NEO's Termination of Employment Due to His Disability or His Death

If the NEO had terminated employment with us on December 31, 2006 due to disability or death, at the end of the applicable performance period we would have owed the NEO a pro rata portion of the amount payable under the performance award. The specific amount payable under the performance award would be based upon the actual performance objectives achieved during the performance period. The amount payable under the performance award would be the amount of our shares that we would have paid under the award had the NEO remained employed by us through the end of the performance period multiplied by a fraction, the numerator of which is the number of days commencing on the date of grant of the performance award through December 31, 2006, 365, and the denominator of which is 1095. For this purpose a NEO is treated as having incurred a disability if he qualifies for long-term disability benefits under our long-term disability program.

If on December 31, 2006, the NEO terminated employment with us due to his death or disability, we would have paid the NEO the amount specified above under the heading "Pro Rata Payment of Performance Awards Upon Termination of Employment in Connection With the Sale of a Business Unit".

Performance Unit Awards

Pro Rata Payment of Performance Unit Awards Upon a Change in Control

If a 2002 D&O Plan Change in Control were to have occurred on December 31, 2006, prior to the NEO's termination of employment with us, we or our successor would have paid the NEO, in cash, an amount equal to $100 multiplied by the number of performance units specified in the NEO's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2006, 365, divided by 1095. The amounts we or our successor would have paid are $801,587, $262,474, $333,333, $183,300, $137,486 and $137,486 for Messrs. Deaton, Ragauss, Clark, Crain, Barr and Wall, respectively.

Pro Rata Payment of Performance Unit Awards Upon Termination of Employment by the NEO for Good Reason or By Us Without Cause in Connection with a Potential Change in Control

If on December 31, 2006, (i) we terminated the employment of a NEO without cause (within the meaning of the 2002 D&O Plan) prior to a 2002 D&O Plan Change in Control, or (ii) the NEO terminated his employment with us for good reason (within the meaning of the 2002 D&O Plan) and, in the case of (i) or (ii), the circumstance or event occurred at the request or direction of the person who entered into an agreement with us the consummation of which would constitute such a change in control or is otherwise in connection with or in anticipation of such a change in control, we would have paid the NEO, in cash, an amount equal to $100 multiplied by the number of performance units specified in the NEO's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2006, divided by 1095.

The amounts we would have paid the NEOs are specified above under the heading "Pro Rata Payment of Performance Unit Awards Upon a Change in Control".

Pro Rata Payment of Performance Unit Awards Upon the NEO's Termination of Employment Due to His Disability or His Death

If the NEO had terminated employment with us on December 31, 2006 due to disability or death we would have paid him in a single sum in cash an amount equal to $100 multiplied by the number of performance units specified in the NEO's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2006, divided by 1095.

The NEO is treated as having incurred a disability for this purpose if he (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under our accident and health plan.

If the NEO had terminated employment with us on December 31, 2006 due to disability or death we would have paid him in a single sum in cash the amount specified above under the heading "Pro Rata Payment of Performance Unit Awards Upon a Change in Control".

Pro Rata Payment of Performance Unit Awards Upon the NEO's Termination of Employment Due to His Retirement

If the NEO had terminated employment with us on December 31, 2006 due to his retirement, we would have paid in a single sum in cash an amount equal to $100 multiplied by the number of performance units specified in the NEO's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2006, divided by 1095.

The NEO is treated as having retired for this purpose if he terminates employment with us after the sum of his age and years of service with us is at least 65.

Messrs. Deaton, Ragauss and Crain are not yet eligible to retire for purposes of their outstanding performance unit awards.

If Messrs. Clark, Barr and Wall had terminated employment with us on December 31, 2006 due to retirement we would have paid $333,333, $137,486 and $137,486 to Messrs. Clark, Barr and Wall, respectively.

Baker Hughes Incorporated Supplemental Retirement Plan

Under the SRP the NEOs may elect to defer portions of their compensation. We also provide additional credits under the SRP to supplement the benefits provided under our qualified retirement plans. We will pay the benefits due the NEOs under the SRP in accordance with the NEOs' payment selections.

Accelerated Vesting Upon Termination of NEO's Termination of Employment Due to His Retirement

If the NEO had terminated employment with us on December 31, 2006 due to his retirement, he would have had a fully nonforfeitable interest in his company base thrift deferral account, company pension deferral account and company discretionary deferral account under the SRP. For this purpose, "retirement" means termination of employment with us on or after (i) attaining the age of 65 or (ii) attaining the age of 55 and completing ten years of service with us.

Messrs. Deaton, Ragauss and Crain are not yet eligible to retire for purposes of the SRP. However, due to his years of service with us, Mr. Crain has a fully vested interest in all of his accounts under the SRP.

Messrs. Clark, Barr and Wall are eligible to retire for purposes of the SRP. Due to their years of service, Messrs. Clark, Barr and Wall have fully vested interests in all of their accounts under the SRP. We estimate that the value of the SRP accounts as of December 31, 2006 was $1,771,352, $1,535,769 and $660,083 for Messrs. Clark, Barr and Wall, respectively.

Mr. Finley retired from our employ effective April 30, 2006. Mr. Finley had a fully vested interest in his SRP accounts. We estimate that the value of Mr. Finley's SRP accounts as of April 30, 2006 was $890,810.

Accelerated Vesting Upon Termination of NEO's Termination of Employment Due to His Death or Disability

If the NEO had terminated employment with us on December 31, 2006 due to his death or his disability, he would have had a fully nonforfeitable interest in his company base thrift deferral account, company pension deferral account and company discretionary deferral account under the SRP without regard to his tenure with us. For this purpose, a NEO has a disability if he is eligible for benefits under our long-term disability plan.

We estimate that the value of the accelerated vesting of Mr. Deaton's interest in his SRP benefit if he had died or terminated employment with us due to disability on December 31, 2006 would have been $342,236, and that the full value of his SRP benefits he would have been paid would have been $1,150,685.

We estimate that the value of the accelerated vesting of Mr. Ragauss' interest in his SRP benefit if he had died or terminated employment with us due to disability on December 31, 2006 would have been $8,405, and that the full value of his SRP benefits he would have been paid would have been $50,576.

Payments Under the SRP Due to Termination of Employment of NEO for Reason Other Than Retirement or Death

If the NEO had terminated employment with us on December 31, 2006 due to his resignation (rather than due to his retirement or disability) he would have been entitled to receive his then vested interest in his accounts under the SRP. The estimated values of the NEOs' vested interests in their SRP accounts as of December 31, 2006 are $808,449, $42,171, $1,771,352, $662,974, $1,535,769, and $660,083 for Messrs. Deaton, Ragauss, Clark, Crain, Barr, and Wall, respectively.

Retirement Agreement With G. Stephen Finley

We entered into a retirement agreement with Mr. Finley dated as of March 23, 2006. Mr. Finley retired from our employ effective April 30, 2006. Under Mr. Finley's retirement agreement, in consideration of Mr. Finley's signing a release of claims against us and his continued employment with us through March 31, 2006, the substantial risk of forfeiture restrictions applicable to 29,600 of our shares subject to restricted stock awards granted by us under the 2002 D&O Plan on October 23, 2002 and January 26, 2005 lapsed. The forfeiture restrictions applicable to 20,000 of these shares were subject to the restricted stock award granted on October 23, 2002 and would otherwise have lapsed on June 30, 2006. The aggregate value of the accelerated vesting of Mr. Finley's restricted stock awards was $2,024,640 ($68.40 per share value on March 31, 2006, multiplied by 29,600 shares).

DIRECTOR COMPENSATION

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Company's directors during the fiscal year ended 2006. For a description of the fees and other awards payable to the Company's directors, please refer to the section titled "Corporate Governance – Board of Directors" contained elsewhere in this proxy statement.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1,2)	Option Awards ($)(1,2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Larry D. Brady	$ 72,723(3)	$ 30,549	$ 16,738	0	$ 15,692(4)	$ 135,702
Clarence P. Cazalot, Jr.	$ 85,000	$ 30,549	$ 16,738	0	$ 0	$ 132,287
Edward P. Djerejian	$ 70,000	$ 30,549	$ 16,738	0	$ 5,374	$ 122,661
Anthony G. Fernandes	$ 85,000(3)	$ 30,549	$ 16,738	0	$ 4,828	$ 137,115
Claire W. Gargalli	$ 70,000	$ 30,549	$ 16,738	0	$ 3,077	$ 120,364
Pierre H. Jungels	$ 47,434	$ 16,660	$ 8,819	0	$ 977	$ 73,890
James A. Lash	$ 75,000	$ 30,549	$ 16,738	0	$ 3,246	$ 125,533
James F. McCall	$ 85,000	$ 73,319	$ 16,738	0	$ 15,928(4)	$ 190,985
J. Larry Nichols	$ 75,000	$ 30,549	$ 16,738	0	$ 0	$ 122,287
H. John Riley, Jr.	$ 80,000(3)	$ 30,549	$ 16,738	0	$ 4,790	$ 132,077
Charles L. Watson	$ 70,000	$ 30,549	$ 16,738	0	$ 4,342	$ 121,629

(1) Restricted stock grants were made on January 25, 2006 and valued at $75.06 per share. Stock option grants were made on January 25, 2006 at an exercise price of $75.06 and a FAS 123(R) value of $23.78 per share. Stock option grants were also made on July 27, 2006 at an exercise price of $80.73 and a FAS 123(R) value of $28.54 per share. For both stock and stock option grants, the value shown is what is also included in the Company's financial statements per FAS 123(R). See the Company's Annual Report for the year ended December 31, 2006 for a complete description of the FAS 123(R) valuation.

(2) The following table shows the aggregate number of stock awards and options awards outstanding for each director as of December 31, 2006 as well as the grant date fair value of stock awards and option grants made during 2006:

Name	Aggregate Stock Awards Outstanding as of December 31, 2006	Aggregate Option Awards Outstanding as of December 31, 2006	Grant Date Fair Value of Stock and Option Awards made during 2006
Mr. Brady	4,158	896	$ 116,718
Mr. Cazalot	5,749	1,332	$ 116,718
Mr. Djerejian	5,749	642	$ 116,718
Mr. Fernandes	7,749	12,000	$ 116,718
Ms. Gargalli	10,902	10,023	$ 116,718
Mr. Jungels	949	309	$ 83,790
Mr. Lash	1,332	2,623	$ 116,718
Mr. McCall	5,749	642	$ 116,718
Mr. Nichols	1,332	4,981	$ 116,718
Mr. Riley	17,749	4,623	$ 116,718
Mr. Watson	11,408	29,876	$ 116,718

(3) Messrs. Brady, Fernandes and Riley previously elected to have their fees deferred and thus the amounts shown above were paid to their deferred compensation accounts pursuant to the Director Compensation Deferral Plan (discussed below).

(4) Amount includes perquisite payments to cover spousal airfare and meals associated with Board of Director meetings in November 2006.

The Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective July 24, 2002 (the "Deferral Plan"), is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals.

Effective February 24, 2006, the Company's Board of Directors approved the vesting of restricted stock awarded to non-management directors as an annual non-retainer equity award for the years 2002 through 2005 under the Baker Hughes Incorporated 2002 D&O Plan that previously vested upon retirement from the Company's Board of Directors. As a result, 4,417 shares of restricted stock issued to each of nine directors and 1,826 shares of restricted stock issued to one director became fully vested; however, the Company did not recognize an expense for FAS 123(R) purposes in 2006 as the expense had been incurred in prior periods.

COMPENSATION COMMITTEE REPORT

The Compensation Committee held four meetings during fiscal year 2006. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement to be delivered to stockholders.

H. John Riley, Jr. (Chairman)
Edward P. Djerejian
Pierre H. Jungels
J. Larry Nichols
Claire W. Gargalli

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Messrs. Riley (Chairman), Djerejian, Jungles, Nichols and Ms. Gargalli, all of whom are independent non-management directors. None of the Compensation Committee members has served as an officer or employee of the Company, and none of the Company's executive officers has served as a member of a compensation committee or board of directors of any other entity, which has an executive officer serving as a member of the Company's Board of Directors.

AUDIT/ETHICS COMMITTEE REPORT

The Audit/Ethics Committee is comprised of six members, each of whom is independent, as defined by the standards of the NYSE, the rules of the SEC, and under the Company's policy for director independence ("Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert", attached as Annex A to this Proxy Statement). Under the Charter of the Audit/Ethics Committee (attached as Annex B to this Proxy Statement), the Audit/Ethics Committee assists the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function and the review and pre-approval of the current year audit and non-audit fees with the Company's independent auditor. The Audit/Ethics Committee also oversees the Company's policies with respect to risk assessment and risk management and compliance programs relating to legal and regulatory requirements.

During the year ended December 31, 2006, the Audit/Ethics Committee held nine meetings and otherwise met and communicated with management and with Deloitte & Touche LLP, the Company's Independent Auditor for 2006. Deloitte & Touche discussed with the Audit/Ethics Committee various matters under applicable auditing standards, including information regarding the scope and results of the audit and other matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees." The Audit/Ethics Committee also discussed with Deloitte & Touche its independence from the Company and received the written disclosures and the letter from Deloitte & Touche concerning independence as required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The Audit/Ethics Committee also reviewed the provision of services by Deloitte & Touche not related to the audit of the Company's financial statements and not related to the review of the Company's interim financial statements as it pertains to the independence of Deloitte & Touche. Deloitte & Touche also periodically reported the progress of its audit of management's assessment of the Company's internal control over financial reporting and its audit of the effectiveness of the Company's internal control over financial reporting.

The Audit/Ethics Committee reviewed and discussed with management the Company's financial results prior to the release of earnings. In addition, the Audit/Ethics Committee reviewed and discussed with management, the Company's internal auditors and Deloitte & Touche the interim financial information included in the March 31, 2006, June 30, 2006 and September 30, 2006 Form 10-Qs prior to their being filed with the SEC. The Audit/Ethics Committee also reviewed and discussed the Company's audited financial statements for the year ended December 31, 2006 with management, the Company's internal auditors and Deloitte & Touche. Deloitte & Touche informed the Audit/Ethics Committee that the Company's audited financial statements are presented fairly in conformity with accounting principles generally accepted in the United States of America. The Audit/Ethics Committee also monitored and reviewed the Company's procedures and policies relating to the requirements of Section 404 of the Sarbanes-Oxley Act and related regulations.

Based on the review and discussions referred to above, and such other matters deemed relevant and appropriate by the Audit/Ethics Committee, the Audit/Ethics Committee recommended to the Board of Directors, and the Board has approved, that the financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

James F. McCall (Chairman)
Larry D. Brady
Clarence P. Cazalot, Jr.
Anthony G. Fernandes
James A. Lash
J. Larry Nichols

PROPOSAL NO. 2
RATIFICATION OF THE COMPANY'S INDEPENDENT AUDITOR

The Audit/Ethics Committee has selected the firm of Deloitte & Touche LLP as our Independent Auditor to audit the Company's books and accounts for the year ending December 31, 2007. Deloitte & Touche served as our Independent Auditor for fiscal year 2006. While the Audit/Ethics Committee is responsible for the appointment, compensation, retention, termination and oversight of the independent auditor, we are requesting, as a matter of good corporate governance, that the stockholders ratify the appointment of Deloitte & Touche as our principal Independent Auditor. If the stockholders fail to ratify the selection, the Audit/Ethics Committee will reconsider whether to retain Deloitte & Touche and may retain that firm or another without re-submitting the matter to our stockholders. Even if the appointment is ratified, the Audit/Ethics Committee may, in its discretion, direct the appointment of a different independent auditor at anytime during the year if it determines that such change would be in the Company's best interests and in the best interests of our stockholders.

Deloitte & Touche's representatives will be present at the Annual Meeting and will have an opportunity to make a statement, if they so desire, as well as to respond to appropriate questions asked by our stockholders.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote "FOR" ratification of the selection of Deloitte & Touche LLP as the Company's Independent Auditor for 2007.

FEES PAID TO DELOITTE & TOUCHE LLP

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte Entities") billed or will bill the Company or its subsidiaries for the aggregate fees set forth in the table below for services provided during 2006 and 2005. These amounts include fees paid or to be paid by the Company for (i) professional services rendered for the audit of the Company's annual financial statements and review of quarterly financial statements, audit services related to Management's Report on Internal Control over Financial Reporting and audit services related to the effectiveness of the Company's internal control over financial reporting, (ii) assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements, (iii) professional services rendered for tax compliance, tax advice, and tax planning and (iv) products and services provided by Deloitte Entities.

	2006 *(in millions)*	2005 *(in millions)*
Audit fees	$ 10.6	$ 11.0
Audit-related fees	0.0	0.0
Tax fees	1.0	1.0
Total	$ 11.6	$ 12.0

Audit fees include fees related to the audit of the Company's annual financial statements, review of quarterly financial statements, audit of Management's Report on Internal Controls as required by Section 404 of SOX and audit services related to the effectiveness of the Company's internal control over financial reporting.

Tax fees are primarily for the preparation of income, payroll, value added and various other miscellaneous tax returns in 23 of the more than 90 countries where the Company operates. The Company also incurs local country tax advisory services in these countries. Examples of these kinds of services are assistance with audits by the local country tax authorities, acquisition and disposition advice, consultation regarding changes in legislation or rulings and advice on the tax effect of other structuring and operational matters.

In addition to the above services and fees, Deloitte Entities provide audit and other services to various Company sponsored employee benefit plans which fees are incurred by and paid by the respective plans. Fees paid to Deloitte Entities for these services totaled approximately $0.2 million in 2006 and $0.3 million in 2005.

Pre-Approval Policies and Procedures

The Audit/Ethics Committee has adopted guidelines for the pre-approval of audit and permitted non-audit services by the Company's Independent Auditor. The Audit/Ethics Committee will consider annually and, if appropriate, approve the provision of audit services by its Independent Auditor and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit/Ethics Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. The "Guidelines for Pre-Approval of Audit and Non-Audit Fees of the Independent Auditor" adopted by the Audit/Ethics Committee on January 27, 2004 is attached as Annex E to this Proxy Statement. Any proposed engagement with estimated non-audit fees of $15,000 or more that does not fit within the definition of a pre-approved service are presented to the Chairman of the Audit/Ethics Committee for pre-approval. The Chairman of the Audit/Ethics Committee will report any specific approval of services at its next regular meeting. The Audit/Ethics Committee will review a summary report detailing all services being provided to the Company by its Independent Auditor. All of the fees and services described above under "audit fees," "audit-related fees," and "tax fees" were approved under the Guidelines for Pre-Approval of Audit and Non-Audit Fees of the Independent Auditor and pursuant to Section 202 of SOX.

PROPOSAL NO. 3
AMENDMENT TO THE COMPANY'S RESTATED CERTIFICATE TO ADOPT SIMPLE MAJORITY VOTING PROVISIONS

At the 2006 Annual Meeting, Mr. Nick Rossi, through his designee, Mr. John Chevedden, brought a proposal relating to the adoption of a simple majority voting standard to the Company's Restated Certificate. Mr. Rossi's proposal received the affirmative vote of 72% of the Company's outstanding shares entitled to vote at the 2006 Annual Meeting.

After extensive review of Mr. Rossi's proposal by the Company and its Board of Directors, the Board of Directors has determined that in the best interests of the Company and its stockholders the Restated Certificate should be amended to adopt a simple majority voting standard with respect to all provisions. Once the proposal is approved by the stockholders, conforming amendments adopting the simple majority voting provisions will be made to the Bylaws.

In order to adopt the simple majority voting provisions, the Company's Restated Certificate must be amended, which requires the affirmative vote of at least 75% of the total voting power of all shares of stock of the Company entitled to vote in the election of directors, including the affirmative vote of 66 2/3% of such total voting power excluding the vote of shares owned by related persons, and filed with the Secretary of State of the State of Delaware.

The text of the proposed amendments to the Restated Certificate is attached as Annex F to this Proxy Statement.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote FOR the approval of the proposal to adopt the simple majority voting provisions and related amendments to the Restated Certificate.

ANNUAL REPORT

The 2006 Annual Report on Form 10-K of the Company, which includes audited financial statements for the fiscal year ended December 31, 2006, accompanies this Proxy Statement; however, that report is not part of the proxy soliciting information.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement is incorporated by reference into any other filing by Baker Hughes under the Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report," and "Audit/Ethics Committee Report" (to the extent permitted by the rules of the SEC) as well as the annexes to this Proxy Statement, will not be deemed incorporated unless specifically provided otherwise in such filing. Information contained on or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement or any other filing that we make with the SEC.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2008 Annual Meeting must be received by the Company by November 13, 2007 to be properly brought before the 2008 Annual Meeting and to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting. Such proposals should be mailed to the Corporate Secretary, c/o Baker Hughes Incorporated 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. Nominations of directors by stockholders must be received by the Chairman of the Governance Committee of the Company's Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or the Corporate Secretary, c/o Baker Hughes Incorporated 2929 Allen Parkway, Suite 2100, Houston, Texas 77019 between October 18, 2007 and November 17, 2007 to be properly nominated before the 2008 Annual Meeting, although the Company is not required to include such nominees in its Proxy Statement.

OTHER MATTERS

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

ANNEX A

BAKER HUGHES INCORPORATED POLICY FOR DIRECTOR INDEPENDENCE, AUDIT/ETHICS COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

INDEPENDENCE

I. Introduction

A member of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") shall be deemed independent pursuant to this Policy of the Board, only if the Board affirmatively determines that (1) such director meets the standards set forth in Section II below, and (2) the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making its determination, the Board shall broadly consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

Each director of the Company's Audit/Ethics Committee, Governance Committee and Compensation Committee must be independent. A director who is a member of the Company's Audit/Ethics Committee is also required to meet the criteria set forth below in Section III. These standards shall be implemented by the Governance Committee with such modifications as it deems appropriate.

II. Standards for Director Independence

1. A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationship. Employment as an interim Chairman or CEO shall not disqualify a director from being considered independent following that employment.
2. A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation. Compensation received by a director for former service as an interim Chairman or CEO need not be considered in determining independence under this test. Compensation received by an immediate family member for service as a non-executive employee of the Company need not be considered in determining independence under this test.
3. A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship.
4. A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.
5. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of the consolidated gross revenues of such other company employing such executive officer or employee, is not "independent" until three years after falling below such threshold[1].
6. The three year period referred to in paragraphs II.1 through II.5 above will be applied consistent with the New York Stock Exchange's ("NYSE") transition rules, which permit a one year look-back period until November 4, 2004. Accordingly, until November 4, 2004, a one year period, rather than a three year period, shall apply to the determination of independence and the application of paragraphs II.1 through II.5 above.

III. *Standards for Audit/Ethics Committee Members*

1. A director who is a member of the Audit/Ethics Committee other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service).

   Indirect acceptance of compensatory payments includes: (1) payments to spouses, minor children or stepchildren, or children or stepchildren sharing a household with the member; or (2) payments accepted by an entity in which such member is a partner, member, officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company.

(1) In applying this test, both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between the Company and the director or immediate family member's current employer; the Company need not consider former employment of the director or immediate family member. Charitable organizations shall not be considered "companies" for purposes of this test, provided however that the Company shall disclose in its annual proxy statement any charitable contributions made by the Company to any charitable organization in which a director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues.

2. A director, who is a member of the Audit/Ethics Committee may not, other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, be an affiliated person of the Company or any subsidiary thereof.
3. A member of the Audit/Ethics Committee may not simultaneously serve on the audit committees of more than two other public companies in addition to the Company.

IV. Definitions

An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's household. When considering the application of the three year period referred to in each of paragraphs II.1 through II.5 above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

The "Company" includes any subsidiary in a consolidated group with the Company.

AUDIT/ETHICS COMMITTEE FINANCIAL EXPERT QUALIFICATIONS

The Company believes that it is desirable that one or more members of the Audit/Ethics Committee possess such qualities and skills such that they qualify as an Audit Committee Financial Expert as defined by the Securities and Exchange Commission ("SEC").

1. The SEC rules define an Audit Committee Financial Expert as a director who has the following attributes:
   (a) An understanding of generally accepted accounting principles and financial statements;
   (b) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
   (c) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;
   (d) An understanding of internal controls and procedures for financial reporting; and
   (e) An understanding of audit committee functions.
2. Under SEC rules, a director must have acquired such attributes through any one or more of the following:
   (a) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
   (b) Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
   (c) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
   (d) Other relevant experience.

ANNEX B

BAKER HUGHES INCORPORATED CHARTER OF THE AUDIT/ETHICS COMMITTEE OF THE BOARD OF DIRECTORS

(as amended and restated January 24, 2007)

The Board of Directors of Baker Hughes Incorporated (the "Company") has heretofore constituted and established an Audit/Ethics Committee (the "Committee") with authority, responsibility and specific duties as described in this Charter. It is intended that this Charter and the composition of the Committee comply with the rules of the New York Stock Exchange (the "NYSE"). This document replaces and supersedes in its entirety the previous Charter of the Committee adopted by the Board of Directors of the Company.

Purpose

The Committee's purpose is to assist the Board of Directors with oversight of: (i) the integrity of the Company's financial statements and financial reporting system, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence and performance and (iv) the performance of the Company's internal audit function. The Committee shall also prepare the report of the Committee to be included in the Company's annual proxy statement, carry out the duties and responsibilities set forth in this Charter and conduct an annual self-evaluation.

Composition

The Committee and Chairman of the Committee shall be elected annually by the Board of Directors and are subject to removal pursuant to the terms of the Company's Bylaws. The Committee shall be comprised of not less than three non-employee Directors who are (i) independent (as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations thereunder and the NYSE) and (ii) financially literate (as interpreted by the Board of Directors in its business judgment). Such Committee members may not simultaneously serve on the audit committee of more than three public companies. At least one member of the Committee shall be an "audit committee financial expert," as defined by the Securities and Exchange Commission ("SEC"). The audit committee financial expert must have: (i) an understanding of GAAP and financial statements; (ii) experience in the (a) preparation, auditing, analyzing or evaluating of financial statements of generally comparable issuers or supervising one or more persons engaged in such activities and (b) applying GAAP principles in connection with the accounting for estimates, accruals and reserves; (iii) an understanding of internal control over financial reporting; and (iv) an understanding of audit committee functions. The Committee may, if appropriate, delegate its authority to subcommittees.

If a member of the Committee ceases to be independent for reasons outside the member's reasonable control, his or her membership on the committee may, if so permitted under then applicable NYSE rules, continue until the earlier of the Company's next annual meeting of stockholders or one year from the occurrence of the event that caused the failure to qualify as independent.

Principal Responsibilities

The principal responsibilities of the Committee are: (i) to provide assistance to the Board of Directors in fulfilling its responsibility in matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's internal controls over financial reporting and disclosure controls and procedures, and the quality and integrity of the financial statements of the Company; and (ii) to oversee the Company's compliance programs. The independent auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the Company's stockholders, and shall report directly to the Committee. The Committee has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor (subject, if applicable, to stockholder ratification). The Committee shall have authority to conduct or authorize investigations into any matters within its scope of responsibilities.

The Committee shall have the authority to engage independent counsel and other advisors, as the Committee deems necessary to carry out its duties. The Committee shall have the sole authority to approve the fees paid to any independent advisor retained by the Committee, and the Company shall provide funding for such payments. In addition, the Company must provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall review the composition, expertise and availability of the Committee members on an annual basis. The Committee shall also perform a self-evaluation of the Committee and its activities on an annual basis.

The Committee shall meet in executive session at each regularly scheduled meeting, including separate, private meetings with the independent auditors, internal auditors, general counsel and compliance officer. The Committee shall also meet in executive session with such other employees as it deems necessary and appropriate.

This Charter is intended to be flexible so that the Committee is able to meet changing conditions. The Committee is authorized to take such further actions as are consistent with the following described responsibilities and to perform such other actions as applicable law, the NYSE, the Company's charter documents and/or the Board of Directors may require. To that end, the Committee shall review and reassess the adequacy of this Charter annually. Any proposed changes shall be put before the Board of Directors for its approval.

With regard to its audit responsibilities, the Committee shall:

- Receive and review reports from the independent auditors pursuant to the Sarbanes-Oxley Act of 2002 ("SOX") and Section 10(A)(k) of the Exchange Act regarding: (i) all critical accounting policies and practices used; (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, and the treatment preferred by the independent auditors; and (iii) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

- On an annual basis, receive and review formal written reports from the independent auditors regarding the auditors' independence required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), giving consideration to the range of audit and non-audit services performed by them and all their relationships with the Company, as well as a report describing the (i) independent auditors' internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review, of the independent auditors, or by any inquiry or investigation by governmental or professional authorities; within the preceding five years with respect to one or more independent audits carried out by the auditors; and (iii) any steps taken to deal with such issues. Conduct an active discussion with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. Select the independent auditors to be employed or discharged by the Company. Review and evaluate competence of partners and managers of the independent auditors who lead the audit. As required by law, ensure the rotation of the lead audit partner having primary responsibility for the Company's audit and the audit partner responsible for reviewing the audit. Consider whether there should be a rotation of the independent auditors. The Committee shall establish hiring policies for the Company of employees or former employees of the independent auditors in accordance with the NYSE rules, SOX and as specified by the SEC and review and discuss with management and the independent auditors any proposals for hiring any key member of the independent auditors' team.
- Prior to commencement of the annual audit, review with management, the internal auditors and the independent auditors the proposed scope of the audit plan and fees, including the areas of business to be examined, the personnel to be assigned to the audit, the procedures to be followed, special areas to be investigated, as well as the program for integration of the independent and internal audit efforts.
- Review policies and procedures for the engagement of the independent auditors to provide audit and non-audit services, giving due consideration to whether the independent auditor's performance of non-audit services is compatible with the auditor's independence and review and pre-approve all audit and non-audit fees for such services, subject to the deminimus exception under SOX. With the exception of the annual audit, the Committee may delegate to a member of the Committee the authority to pre-approve all audit and non-audit services with any such decision presented to the full Committee at the next scheduled meeting.
- Review with management and independent auditors the accounting and reporting policies and procedures that may be viewed as critical accounting estimates, any improvements, questions of choice and material changes in accounting policies and procedures, including interim accounting, as well as significant accounting, auditing and SEC pronouncements.
- Review with management and the independent auditors any financial reporting and disclosure issues, including material correcting adjustments and off-balance sheet financings and relationships, if any. Discuss significant judgment matters made in connection with the preparation of the Company's financial statements and ascertain that any significant disagreements among them have been satisfactorily resolved. Ascertain that no restrictions were placed by management on implementation of the independent or internal auditors' examinations. Regularly scheduled executive sessions will be held for this purpose.
- Review with management, the internal auditors and the independent auditors the results of (i) the annual audit prior to release of the audited financial statements in the Company's annual report on Form 10-K filed with the SEC, including a review of the MD&A section; and (ii) the quarterly financial statements prior to release in the Company's quarterly report on Form 10-Q filed with the SEC, including a review of the MD&A section Have management review the Company's financial results with the Board of Directors.
- Review and discuss with management and the independent auditors management's report on internal control over financial reporting and the independent auditors' attestation of the report prior to the filing of the company's annual report on Form 10-K.
- Establish guidelines with respect to earnings releases and financial information and earnings guidance provided to analysts and rating agencies. The Committee may request a prior review of any annual or quarterly earnings release or earnings guidance and delegate to the Chairman of the Committee the authority to review any such earnings releases and guidance.
- Review with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements and financial reporting system, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors or the performance of the internal audit function.
- Review guidelines and policies on risk assessment and risk management related to the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

- Annually prepare an audit committee report for inclusion in the Company's proxy statement stating that the Committee has (i) reviewed and discussed the audited financial statements with management; (ii) discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended; (iii) received a formal written report from the independent auditors concerning the auditors' independence required by Independent Standards No. 1 and has discussed with the independent accountant the independent accountant's independence; and (iv) based upon the review and discussion of the audited financial statements with both management and the independent auditors, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.
- Cause the Charter to be included periodically in the proxy statement as required by applicable rules.
- Review actions taken by management on the independent auditors and internal auditors' recommendations relating to organization, internal controls and operations.
- Meet separately and periodically with management, the internal auditors and the independent auditors to review the responsibilities, budget and staffing of the Company's internal audit function, the effectiveness of the Company's internal controls, including computerized information systems controls, and security. Review the Company's annual internal audit plan, staffing and budget, and receive regular reports on their activities, including significant findings and management's actions. Review annually the audit of the travel and entertainment expenses of the Company's senior management. Review annually the audit of the travel expenses of the members of the Company's Board of Directors. At least every five years the Committee reviews the report received from a qualified, independent audit firm regarding its quality assurance review of the Company's internal audit function.
- Review membership of the Company's "Disclosure Control and Internal Control Committee" ("DCIC"), the DCIC's scheduled activities and the DCIC's quarterly report. Review on an annual basis the DCIC Charter.
- Receive reports from the CEO and CFO on all significant deficiencies in the design or operation of certain internal controls over financial reporting and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.
- Review reports, media coverage and similar public information provided to analysts and rating agencies, as the Committee deems appropriate.
- Establish formal procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (ii) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters, and (iii) the protection of reporting employees from retaliation.
- Annually review with the independent auditors any audit problems or difficulties and management's response. The Committee must regularly review with the independent auditor any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management. Among the items the Committee may want to review with the auditors are: any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company.

With regard to its compliance responsibilities, the Committee shall:

- Review policies and procedures that the Company has implemented regarding compliance with applicable federal, state and local laws and regulations, including the Company's Business Code of Conduct and its Foreign Corrupt Practices Act policies. Monitor the effectiveness of these policies and procedures for compliance with the U.S. Federal Sentencing Guidelines, as amended, and institute any changes or revisions to such policies and procedures may be deemed, warranted or necessary.
- Review in conjunction with counsel (i) any legal matters that could have significant impact on the organization's financial statements; (ii) correspondence and material inquiries received from regulators or governmental agencies; and (iii) all matters relating to the ethics of the Company and its subsidiaries.
- Coordinate the Company's compliance with inquiries from any government officials concerning legal compliance in the areas covered by the Business Code of Conduct and the Foreign Corrupt Practices Act policy.
- Review the Company's compliance with its environmental policy on an annual basis.
- Respond to such other duties as may be assigned to the Committee, from time to time, by the Board of Directors.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles; these are the responsibilities of management and the independent auditor. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations or with Company policies.

Meetings

The Committee will meet at least five times per year as determined by the Board of Directors. Special meetings may be called, as needed, by the Chairman of the Board of Directors or the Chairman of the Committee. The Committee may create subcommittees who shall report to the Committee. The Committee may ask employees, the independent auditors, internal auditors or others whose advice and counsel the Committee deems relevant to attend meetings and provide information to the Committee. The Committee will be available to the independent auditors and the internal auditors of the Company. All meetings of the Committee will be held pursuant to the Bylaws of the Company and written minutes of each meeting will be duly filed in the Company records. Reports of meetings of the Committee shall be made to the Board of Directors at its next regularly scheduled meeting following the Committee meeting accompanied by any recommendations to the Board of Directors approved by the Committee.

ANNEX C

BAKER HUGHES INCORPORATED GUIDELINES FOR MEMBERSHIP ON THE BOARD OF DIRECTORS

(As Amended October 27, 2005)

These Guidelines set forth the policies of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") regarding Board membership. These Guidelines shall be implemented by the Governance Committee of the Board with such modifications as it deems appropriate. The Governance Committee will consider candidates based upon:

- The size and existing composition of the Board
- The number and qualifications of candidates
- The benefit of continuity on the Board
- The relevance of the candidate's background and experience to issues facing the Company.

II. Criteria for Selection

In filling director vacancies on the Board, the Governance Committee will strive to:

1. Recommend candidates for director positions who will help create a collective membership on the Board with varied experience and perspective and who:
   (a) Have demonstrated leadership, and significant experience in an area of endeavor such as business, finance, law, public service, banking or academia;
   (b) Comprehend the role of a public company director, particularly the fiduciary obligations owed to the Company and its stockholders;
   (c) Have relevant expertise and experience, and be able to offer advice and guidance based upon that expertise;
   (d) Have a substantive understanding of domestic considerations and geopolitics, especially those pertaining to the service sector of the oil and gas and energy related industries;
   (e) Will dedicate sufficient time to Company business;
   (f) Exhibit integrity, sound business judgment and support for the Core Values of the Company;
   (g) Understand basic financial statements;
   (h) Are independent as defined by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange;
   (i) Support the ideals of the Company's Business Code of Conduct and are not engaged in any activity adverse to, or do not serve on the board of another company whose interests are adverse to, or in conflict with the Company's interests;
   (j) Possess the ability to oversee, as a director, the affairs of the Company for the benefit of its stockholders while keeping in perspective the interests of the Company's customers, employees and the public; and
   (k) Are able to exercise sound business judgment.
2. Maintain a Board that reflects diversity, including but not limited to gender, ethnicity and experience.

III. Age

The Board will not nominate any person to serve as a director who has attained the age of 72.

IV. Audit/Ethics Committee

The Governance Committee believes that it is desirable that one or more members of the Company's Audit/Ethics Committee possess such qualities and skills such that they qualify as an Audit Committee Financial Expert, as defined by SEC rules and regulations.

V. Significant Change in Occupation or Employment

Any non-employee director who has a significant change in occupation or retires from his or her principal employment or position will promptly notify the Governance Committee. The Governance Committee will determine if it is in the best interests of the Company to nominate such person to stand for reelection as a director at the Company's next Annual Meeting of Stockholders.

VI. Board Review and Assessments

Each year the members of the Board will participate in a review and assessment of the Board and of each committee. In connection with such reviews, or at any other time, a director with concerns regarding performance, attendance, potential conflicts of interest, or any other concern respecting any other director shall report such concerns to the Chairman of the Governance Committee. The Chairman of the Governance Committee, in consultation with such other directors as he or she deems appropriate will determine how such concerns should be investigated and reported to members of the Governance Committee who are not the director in question ("Disinterested Committee Members"). If the Disinterested Committee Members conclude that the director is not fulfilling his or her duties, they will determine what actions should be taken. Such actions may include, without limitation, the Chairman of the Board or another Board member discussing the situation with the director in question, identifying what steps are required to improve performance, or, if appropriate, requesting that the director resign from the Board.

ANNEX D

BAKER HUGHES INCORPORATED STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

In order to provide the stockholders and other interested parties of Baker Hughes Incorporated ("Company") with a direct and open line of communication to the Company's Board of Directors ("Board"), the following procedures have been established for communications to the Board.

Stockholders and other interested persons may communicate with any member of the Board, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, Finance Committee or with the non-management directors of the Company as a group, by sending such written communication to the following address:

Corporate Secretary
c/o Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

Stockholders desiring to make candidate recommendations for the Board may do so by submitting nominations to the Company's Governance Committee, in accordance with the Company's Bylaws and "Policy and Submission Procedures For Stockholder Recommended Director Candidates" addressed, as above, to the Corporate Secretary, or to:

Chairman, Governance Committee
of the Board of Directors
P.O. Box 4740
Houston, TX 77210-4740

Any written communications received by the Corporate Secretary will be forwarded to the appropriate directors.

ANNEX E

AUDIT/ETHICS COMMITTEE BAKER HUGHES INCORPORATED GUIDELINES FOR PRE-APPROVAL OF AUDIT AND NON-AUDIT FEES OF INDEPENDENT AUDITOR

Audit Fees

The independent auditor will submit to the Audit/Ethics Committee of the Board of Directors ("Committee") for pre-approval a worldwide engagement letter outlining the scope of the audit services proposed to be performed for the fiscal year together with an audit services fee proposal annually.

Non-Audit Fees

Management will submit to the Committee for pre-approval proposed projects annually for the upcoming year requesting specific pre-approval for all projects over $15,000 and general approval for all projects under $15,000 with the Committee informed of the particular services. The Company's independent auditor may be awarded any type of non-audit services not prohibited by law or regulations, including the Sarbanes-Oxley Act, which services may include but not be limited to: tax compliance, planning and tax audit assistance; limited situation projects related to the Company or employee statutory filings, requirements or applications; assignments related to financial statement and internal control risk assessments. The annual request must include a representation from management and the independent auditor as to whether, in their view, the request is consistent with the Securities and Exchange Commission's rules on auditor independence.

The Committee has delegated to the Chairman of the Committee the pre-approval requirement of non-audit fees for new projects that are identified after the annual pre-approval by the Committee. Projects with estimated fees of $15,000 and above arising subsequent to the annual Committee pre-approval will be presented to the Chairman of the Committee for approval prior to starting the project. New projects with estimated fees less than $15,000 not included in the annual pre-approval will also be presented to the Chairman of the Committee "in total," with a comparison to original approvals. The Chairman (and subsequently the Committee) will be informed of the particular services. All such decisions by the Chairman will be reported to the Committee at a scheduled meeting. The Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

The Committee will be provided an interim update during the year. However, if there are deviations of ten percent or greater from the aggregate pre-approved amount, the Committee will receive an update at a scheduled meeting. Any proposed services exceeding pre-approved cost levels will require specific approval by the Committee.

ANNEX F

NOTE: For convenience, Annex F reflects the changes that will be made, should Proposal No. 3 be approved, by striking through the text to be deleted and underlining the text that would be added to supplement or replace the current text. The actual Certificate of Amendment to be filed would not include the deleted text.

CERTIFICATE OF AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION OF BAKER HUGHES INCORPORATED

Baker Hughes Incorporated (the "Corporation"), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify that:

FIRST: Article SEVENTH of the Corporation's Restated Certificate of Incorporation (the "Restated Certificate") is hereby amended to read in its entirety as follows:

"SEVENTH: The bylaws of the Corporation shall not be made, repealed, altered, amended or rescinded by the stockholders of the Corporation except by the vote of the holders of not less than a majority of the stock issued and outstanding and ~~75% of the total voting power of all shares of stock of the Corporation~~ entitled to vote in the election of directors, considered for purposes of this Article SEVENTH as one class."

SECOND: Article TWELFTH of the Restated Certificate is hereby amended by deleting the text thereof in its entirety.

~~"TWELFTH: The affirmative vote of the holders of not less than 75% of the outstanding shares of "Voting Stock" (as hereinafter defined) of the Corporation, including the affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of Voting Stock not owned, directly or indirectly, by any "Related Person" (as hereinafter defined), shall be required for the approval or authorization of any "Business Combination" (as hereinafter defined) of the Corporation with any Related Person; provided, however, that the 66 2/3% voting requirement referred to above shall not be applicable if the Business Combination is approved by the affirmative vote of the holders of not less than 90% of the outstanding shares of Voting Stock; and further provided that the 75% voting requirement shall not be applicable if:~~

~~(1) The Board of Directors of the Corporation by a vote of not less than 75% of the directors then holding office (a) have expressly approved in advance the acquisition of outstanding shares of Voting Stock of the Corporation that caused the Related Person to become a Related Person or (b) have approved the Business Combination prior to the Related Person involved in the Business Combination having become a Related Person;~~

~~(2) The Business Combination is solely between the Corporation and another corporation, 100% of the Voting Stock of which is owned directly or indirectly by the Corporation; or~~

~~(3) All of the following conditions have been met: (a) the Business Combination is a merger or consolidation, the consummation of which is proposed to take place within one year of the date of the transaction pursuant to which such person became a Related Person and the cash or fair market value of the property, securities or other consideration to be received per share by holders of Common Stock of the Corporation in the Business Combination is not less than the highest per share price (with appropriate adjustments for recapitalizations and for stock splits, reverse stock splits and stock dividends) paid by the Related Person in acquiring any of its holdings of the Corporation's Common Stock; (b) the consideration to be received by such holders is either cash or, if the Related Person shall have acquired the majority of its holdings of the Corporation's Common Stock for a form of consideration other than cash, in the same form of consideration as the Related Person acquired such majority; (c) after such Related Person has become a Related Person and prior to the consummation of such Business Combination: (i) except as approved by a majority of the "Continuing Directors" (as hereinafter defined), there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on any outstanding Shares of Preferred Stock of the Corporation; (ii) there shall have been no reduction in the annual rate of dividends paid per share on the Corporation's Common Stock (adjusted as appropriate for recapitalizations and for stock splits, reverse stock splits and stock dividends) except as approved by a majority of the Continuing Directors; (iii) such Related Person shall not have become the "Beneficial Owner" (as hereinafter defined) of any additional shares of Voting Stock of the Corporation except as part of the transaction which resulted in such Related Person becoming a Related Person; and (iv) such Related Person shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise; and (d) a proxy statement, responsive to the requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and the rules and regulations thereunder (or any subsequent provisions replacing the Exchange Act, rules or regulations), shall be mailed to all stockholders of record at least 30 days prior to the consummation of the Business Combination for the purpose of soliciting stockholder approval of the Business Combination and shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the Business Combination which the Continuing Directors, or any of them, may choose to state and, if deemed advisable by a majority of the Continuing Directors, an opinion of a reputable investment banking firm as to the fairness (or unfairness) of the terms of such Business Combination from the point of view of the remaining stockholders of the Corporation (such investment banking firm to be selected by a majority of the Continuing Directors and to be paid a reasonable fee for its services by the Corporation upon receipt of such opinion).~~

~~For the purposes of this Article:~~

~~(i) The term "Business Combination" shall mean (a) any merger or consolidation of the Corporation or a subsidiary with or into a Related Person; (b) any sale, lease exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any "Substantial Part" (as hereinafter defined) of the assets either of the Corporation (including, without limitation, any voting securities of a subsidiary) or of a subsidiary to a Related Person (other than a distribution by the Corporation or a subsidiary to the Related Person of assets in connection with a pro rata distribution by the Corporation to all stockholders); (c) any merger or consolidation of a Related Person with or into the Corporation or a subsidiary of the Corporation; (d) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to the Corporation or a subsidiary of the Corporation; (e) the issuance of any securities (other than by way of pro rata distribution to all stockholders) of the Corporation or a subsidiary of the Corporation to a Related Person; (f) the acquisition by the Corporation or a subsidiary of the Corporation of any securities of a Related Person; g) any recapitalization that would have the effect of increasing the voting power of a Related Person; (h) any series or combination of transactions having the same effect, directly or indirectly, as any of the foregoing and (i) any agreement, contract or arrangement providing for any of the transactions described in this definition of Business Combination.~~

~~(ii) The term "Continuing Director" shall mean any member of the Board of Directors of the Corporation who is not affiliated with a Related Person and who was a member of the Board of Directors immediately prior to the time that the Related Person became a Related Person, and any successor to a Continuing Director~~

~~who is not affiliated with the Related Person and is recommended to succeed a Continuing Director by a majority of Continuing Directors then serving as members of the Board of Directors of the Corporation.~~

~~(iii) The term "Related Person" shall mean and include any individual, corporation, partnership or other person or entity which, together with its "Affiliates" and "Associates" (as defined on October 1, 1986 in Rule 12b-2 under the Exchange Act), is the "Beneficial Owner" (as defined on October 1, 1986 in Rule 13d-3 under the Exchange Act) in the aggregate of 10% or more of the outstanding Voting Stock of the Corporation, and any Affiliate or Associate of any such individual, corporation, partnership or other person or entity.~~

~~(iv) The term "Substantial Part" shall mean more than 10% of the book value of the total assets of the Corporation in question as of the end of its most recent fiscal year ending prior to the time the determination is being made.~~

~~(v) Without limitation, any shares of Common Stock of the Corporation that any person has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise, shall be deemed beneficially owned by such person.~~

~~(vi) For the purposes of subparagraph (3) of this Article, the term "other consideration to be received" shall include, without limitation, Common Stock of the Corporation retained by its existing public stockholders in the event of a Business Combination in which the Corporation is the surviving corporation.~~

~~(vii) The term "Voting Stock" shall mean all outstanding shares of capital stock of the Corporation or another corporation entitled to vote generally in the election of directors and each reference to a proportion of shares of Voting Stock shall refer to such proportion of the votes entitled to be cast by such shares."~~

THIRD: Article THIRTEENTH of the Restated Certificate is hereby amended by deleting the text thereof in its entirety.

~~"THIRTEENTH: The provisions set forth in this Article THIRTEENTH and in Articles SEVENTH (dealing with the alteration of bylaws by stockholders), EIGHTH (dealing with the prohibition against stockholder action without meetings), TENTH (dealing with liability of directors), ELEVENTH (dealing with the term and number of directors) and TWELFTH (dealing with the 75% vote of stockholders required for certain Business Combinations) herein may not be repealed or amended in any respect, and no Article imposing cumulative voting in the election of directors may be added, unless such action is approved by the affirmative vote of not less than 75% of the total voting power of all shares of stock of the Corporation entitled to vote in the election of directors, considered for purposes of this Article THIRTEENTH as one class. Amendment to the provisions set forth in this Article THIRTEENTH and in Article TWELFTH shall also require the affirmative vote of 66-2/3% of such total voting power excluding the vote of shares owned by a "Related Person" (as defined in Article THIRTEENTH). The voting requirements contained in Article SEVENTH, Article TWELFTH and this Article THIRTEENTH herein shall be in addition to the voting requirements imposed by law, other provisions of this Certificate of Incorporation or any Certificate of Designation of Preferences in favor of certain classes or series of classes of shares of the Corporation."~~

FOURTH: Article FOURTEENTH of the Restated Certificate is hereby renamed Article TWELFTH and is amended to read in its entirety as follows:

"TWELFTH:" ~~FOURTEENTH~~: The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. ~~Notwithstanding the foregoing, the provision set forth in Articles SEVENTH, EIGHTH, TENTH, ELEVENTH, TWELFTH, and THIRTEENTH may not be repealed or amended in any respect unless such repeal or amendment is approved as specified in Article THIRTEENTH herein."~~

FIFTH: The foregoing amendments to the Corporation's Restated Certificate were unanimously adopted by the Corporation's Board of Directors at a meeting duly called and held on April 26, 2007 and by the holders of the Corporation's capital stock at a meeting duly called and held on April 26, 2007, all in accordance with the provisions of Section 242 of the DGCL and the Corporation's Restated Certificate.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9397

Baker Hughes Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**76-0207995**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2929 Allen Parkway, Suite 2100, Houston, Texas	**77019-2118**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (713) 439-8600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 Par Value per Share	**New York Stock Exchange**
	SWX Swiss Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.
YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter (based on the closing price on June 30, 2006 reported by the New York Stock Exchange) was approximately $26,970,000,000.

As of February 22, 2007, the registrant has outstanding 320,240,728 shares of common stock, $1 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's 2006 Proxy Statement for the Annual Meeting of Stockholders to be held April 26, 2007 are incorporated by reference into Part III of this Form 10-K.

BAKER HUGHES INCORPORATED

INDEX

PART I

ITEM 1. BUSINESS

Baker Hughes Incorporated ("Baker Hughes," "Company," "we," "our" or "us") is a Delaware corporation engaged in the oilfield services industry. Baker Hughes is a major supplier of products and technology services and systems to the worldwide oil and natural gas industry, including products and services for drilling, formation evaluation, completion and production of oil and natural gas wells. We may conduct our operations through subsidiaries, affiliates, ventures and alliances.

Baker Hughes was formed in April 1987 in connection with the combination of Baker International Corporation and Hughes Tool Company. We acquired Western Atlas Inc. in a merger completed on August 10, 1998.

As used herein, "Baker Hughes," "Company," "we," "our" and "us" may refer to Baker Hughes Incorporated and/or its subsidiaries. The use of these terms is not intended to connote any particular corporate status or relationships.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made available free of charge on our Internet website at *www.bakerhughes.com* as soon as reasonably practicable after these reports have been electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC").

We have adopted a Business Code of Conduct to provide guidance to our directors, officers and employees on matters of business conduct and ethics, including compliance standards and procedures. We have also required our principal executive officer, principal financial officer and principal accounting officer to sign a Code of Ethical Conduct Certification. Our Business Code of Conduct and Code of Ethical Conduct Certifications are available on the Investor Relations section of our website at *www.bakerhughes.com*. We will disclose on our website information about any amendment or waiver of these codes for our executive officers and directors. Our Corporate Governance Guidelines and the charters of our Audit/Ethics Committee, Compensation Committee, Executive Committee, Finance Committee and Governance Committee are also available on the Investor Relations section of our website at *www.bakerhughes.com*. In addition, a copy of our Business Code of Conduct, Code of Ethical Conduct Certification, Corporate Governance Guidelines and the charters of the committees referenced above are available in print at no cost to any stockholder who requests them by writing or telephoning us at the following address or telephone number:

Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Attention: Investor Relations
Telephone: (713) 439-8039

Information contained on or connected to our website is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this report or any other filing we make with the SEC.

We are a provider of drilling, formation evaluation, completion and production products and services to the worldwide oil and natural gas industry. We report our results under three segments – Drilling and Evaluation, Completion and Production and WesternGeco. The WesternGeco segment consisted of our 30% interest in WesternGeco, a seismic venture with Schlumberger Limited ("Schlumberger"). On April 28, 2006, we sold our 30% interest in WesternGeco to Schlumberger.

We report results for our product-line focused divisions under two segments: the Drilling and Evaluation segment and the Completion and Production segment. We have aggregated the divisions within each segment because they have similar economic characteristics and because the long-term financial performance of these divisions is affected by similar economic conditions. They also operate in the same markets, which include all of the major oil and natural gas producing regions of the world. The results of each segment are evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

- The Drilling and Evaluation segment consists of the Baker Hughes Drilling Fluids (drilling fluids), Hughes Christensen (oilfield drill bits), INTEQ (drilling, measurement-while-drilling and logging-while-drilling) and Baker Atlas (wireline formation evaluation and wireline completion services) divisions. The Drilling and Evaluation segment provides products and services used to drill and evaluate oil and natural gas wells.
- The Completion and Production segment consists of the Baker Oil Tools (workover, fishing and completion equipment), Baker Petrolite (oilfield specialty chemicals) and Centrilift (electrical submersible pumps and progressing cavity pumps) divisions and the ProductionQuest business unit. The Completion and Production segment provides equipment and services used from the completion phase through the productive life of oil and natural gas wells.

For additional industry segment information for the three years ended December 31, 2006, see Note 13 of the Notes to Consolidated Financial Statements in Item 8 herein.

DRILLING AND EVALUATION SEGMENT

Baker Hughes Drilling Fluids

Baker Hughes Drilling Fluids is a major provider of drilling fluids (also called "mud"), completion fluids (also called "brines") and fluids environmental services (also called "waste management"). Drilling fluids are an important component of the drilling process and are pumped from the surface through the drill string, exiting nozzles in the drill bit and traveling back up the wellbore where the fluids are recycled. This process cleans the bottom of the well by transporting the cuttings to the surface while also cooling and lubricating the bit and drill string. Drilling fluids are typically manufactured by mixing oil, synthetic fluids or water with barite to give them weight, which enables the fluids to hold the wellbore open and stabilize it. Additionally, the fluids control downhole pressure and seal porous sections of the wellbore. To ensure maximum efficiency and wellbore stability, chemical additives are blended by the wellsite engineer with drilling fluids to achieve particular physical or chemical characteristics. For drilling through the reservoir itself, Baker Hughes Drilling Fluids' drill-in or completion fluids possess properties that minimize formation damage. Fluids environmental services of Baker Hughes Drilling Fluids also provides equipment and services to separate the drill cuttings from the drilling fluids and re-inject the processed cuttings into specially prepared wells, or to transport and dispose of the cuttings by other means.

Technology is very important in the selection of drilling fluids for many drilling programs, especially in deepwater, deep drilling and environmentally sensitive areas whereas cost efficiency tends to drive customer purchasing decisions in other areas. Specific opportunities for competitive differentiation include:

- improving drilling efficiency,
- minimizing formation damage, and
- handling and disposing of drilling fluids and cuttings in an environmentally safe manner.

Baker Hughes Drilling Fluids' primary competitors include M-I SWACO, Halliburton Company ("Halliburton") and Newpark Resources, Inc.

Key business drivers for Baker Hughes Drilling Fluids include the number of drilling rigs operating (especially the number of drilling programs targeting deep formations), total footage drilled, environmental regulations, as well as the current and expected future price of both oil and natural gas.

Hughes Christensen

Hughes Christensen is a leading manufacturer and supplier of drill bits, primarily Tricone® roller cone bits and fixed-cutter polycrystalline diamond compact ("PDC") bits, to the worldwide oil and natural gas industry. The primary objective of a drill bit is to drill a high quality wellbore as efficiently as possible.

Tricone® Bits. Tricone® drill bits employ either hardened steel teeth or tungsten carbide insert cutting structures mounted on three rotating cones. These bits work by crushing and shearing the formation rock as they are turned. Tricone® drill bits have a wide application range.

PDC Bits. PDC (also known as "Diamond") bits use fixed position cutters that shear the formation rock with a milling action as they are turned. In many softer and less variable applications, PDC bits offer higher penetration rates and a longer life than Tricone® bits. Advances in PDC technology have expanded the application of PDC bits into harder, more abrasive formations. A rental market has developed for PDC bits as improvements in bit life and bit repairs allow a bit to be used to drill multiple wells.

The main driver of customer purchasing decisions in drill bits is the value added, usually measured in terms of savings in total operating costs per distance drilled. Specific opportunities for competitive differentiation include:

- improving the rate of penetration,
- extending bit life and bit reliability, and
- selecting the optimal bit for each section to be drilled.

Hughes Christensen's primary competitors in the oil and natural gas drill bit market include Smith International, Inc. ("Smith"), Grant Prideco, Inc. and Halliburton.

Key business drivers for Hughes Christensen include the number of drilling rigs operating, total footage drilled, drilling rig rental costs, as well as the current and expected future price of both oil and natural gas.

INTEQ

INTEQ is a leading supplier of drilling and evaluation services, which include directional drilling, measurement-while-drilling ("MWD") and logging-while-drilling ("LWD") services.

Directional Drilling. Directional drilling services are used to guide a drill string along a predetermined path to drill a wellbore to optimally recover hydrocarbons from the reservoir. These services are used to accurately drill vertical wells, deviated or directional wells (which deviate from vertical by a planned angle and direction), horizontal wells (which are sections of wells drilled perpendicular or nearly perpendicular to vertical) and extended reach wells.

INTEQ is a leading supplier of both conventional and rotary based directional drilling systems. Conventional directional drilling systems employ a downhole motor that turns the drill bit independently of drill string rotation from the surface. Placed just above the bit, a steerable motor assembly has a bend in its housing that is oriented to steer the well's course. During the "rotary" mode, the entire drill string is rotated from the surface, negating the effect of this bend and causing the bit to drill on a straight course. During the "sliding" mode, drill string rotation is stopped and a "mud" motor (which converts hydraulic energy from the drilling fluids being pumped through the drill string into rotational energy at the bit) allows the bit to drill in the planned direction by orienting its angled housing, gradually guiding the wellbore through an arc.

INTEQ was a pioneer and is a leader in the development and use of automated rotary steerable technology. In rotary steerable environments, the entire drill string is turned from the surface to supply energy to the bit. Unlike conventional systems, INTEQ's AutoTrak® rotary steerable system changes the trajectory of the well using three pads that push against the wellbore from a non-rotating sleeve and is controlled by a downhole guidance system.

INTEQ's AutoTrak® Xtreme® system combines conventional mud motor technology with rotary steerable technology to provide directional control and improved rate of penetration.

Measurement-While-Drilling. Directional drilling systems need real-time measurements of the location and orientation of the bottom-hole assembly to operate effectively. INTEQ's MWD systems are downhole tools that provide this directional information, which is necessary to adjust the drilling process and guide the wellbore to a specific target. The AutoTrak®

rotary steerable system has these MWD systems built in, allowing the tool to automatically alter its course based on a planned trajectory.

Logging-While-Drilling. LWD is a variation of MWD in which the LWD tool gathers information on the petrophysical properties of the formation through which the wellbore is being drilled. Many LWD measurements are the same as those taken via wireline; however, taking them in real-time often allows for greater accuracy, as measurements occur before any damage has been sustained by the reservoir as a result of the drilling process. Real-time measurements also enable "geo-steering" where geological markers identified by LWD tools are used to guide the bit and assure placement of the well-bore in the optimal location.

In both MWD and LWD systems, surface communication with the tool is achieved through mud-pulse telemetry, which uses pulse signals (pressure changes in the drilling fluids traveling through the drill string) to communicate the operating conditions and location of the bottom-hole assembly to the surface. The information transmitted is used to maximize the efficiency of the drilling process, update and refine the reservoir model and steer the well into the optimal location in the reservoir.

As part of INTEQ's mud logging services, engineers monitor the interaction between the drilling fluid and the formation and perform laboratory analysis of drilling fluids and examinations of the drill cuttings to detect the presence of hydrocarbons and identify the different geological layers penetrated by the drill bit.

The main drivers of customer purchasing decisions in these areas are the value added by technology and the reliability and durability of the tools used in these operations. Specific opportunities for competitive differentiation include:

- the sophistication and accuracy of measurements,
- the efficiency of the drilling process (measured in cost per foot drilled), rate of penetration, and reduction of non-productive time,
- the reliability of equipment,
- the optimal placement of the wellbore in the reservoir, and
- the quality of the wellbore.

INTEQ's primary competitors in drilling and evaluation services include Halliburton, Schlumberger and Weatherford International Ltd. ("Weatherford").

Key business drivers for INTEQ include the number of drilling rigs operating, the total footage drilled, the mix of conventional and rotary steerable systems used, technological sophistication of the wells being drilled, as well as the current and expected future price of both oil and natural gas.

Baker Atlas

Baker Atlas is a leading provider of formation evaluation and wireline completion and production services for oil and natural gas wells.

Formation Evaluation. Formation evaluation involves measuring and analyzing specific physical properties of the rock (petrophysical properties) in the immediate vicinity of a wellbore to determine an oil or natural gas reservoir's boundaries, volume of hydrocarbons and ability to produce fluids to the surface. Electronic sensor instrumentation is run through the wellbore to measure porosity and density (how much open space there is in the rock), permeability (how well connected the spaces in the rock are) and resistivity (whether there is oil, natural gas or water in the spaces). Imaging tools are run through the wellbore to record a picture of the formation along the well's length. Acoustic logs measure rock properties and help correlate wireline data with previous seismic surveys. Magnetic resonance measurements characterize the volume and type of fluids in the formation as well as providing a direct measure of permeability. At the surface, measurements are recorded digitally and can be displayed on a continuous graph, or "well log," which shows how each parameter varies along the length of the wellbore. Formation evaluation tools can also be used to record formation pressures and take samples of formation fluids to be further evaluated on the surface.

Formation evaluation instrumentation can be run in the well in several ways and at different times over the life of the well. The two most common methods of data collection are wireline logging (performed by Baker Atlas) and LWD (performed by INTEQ). Wireline logging is conducted by pulling or pushing instruments through the wellbore after it is drilled, while LWD instruments are attached to the drill string and take measurements while the well is being drilled. Wireline logging measurements can be made before the well's protective steel casing is set (open hole logging) or after casing has been set (cased hole logging). Baker Atlas also offers geophysical data interpretation services which help the operator interpret the petrophysical properties measured by the logging instruments and make inferences about the formation, presence and quantity of hydrocarbons. This information is used to determine the next steps in drilling and completing the well.

Wireline Completion and Production Services. Wireline completion and production services include using wireline instruments to evaluate well integrity, perform mechanical intervention and perform cement evaluations. Wireline instruments can also be run in producing wells to perform production logging. Baker Atlas (and Baker Oil Tools) also provide perforating services, which involve puncturing a well's steel casing and cement sheath with explosive charges. This creates a fracture in the formation and provides a path for hydrocarbons in the formation to enter the wellbore and be produced.

Baker Atlas' services allow oil and natural gas companies to define, manage and reduce their exploration and production risk. As such, the main driver of customer purchasing decisions is the value added by formation evaluation and wireline completion and production services. Specific opportunities for competitive differentiation include:

- the efficiency of data acquisition,
- the sophistication and accuracy of measurements,
- the ability to interpret the information gathered to quantify the hydrocarbons producible from the formation,
- the efficiency of providing wireline completion and production services at the wellsite, and
- the ability to differentiate services that can run exclusively or more efficiently on wireline from services that can run on either wireline or drill pipe.

Baker Atlas' primary formation evaluation and wireline completion and perforating competitors include Schlumberger, Halliburton and Weatherford.

Key business drivers for Baker Atlas include the number of drilling and workover rigs operating, as well as the current and expected future price of both oil and natural gas.

COMPLETION AND PRODUCTION SEGMENT

Baker Oil Tools

Baker Oil Tools is a world leader in wellbore construction, cased-hole completions, sand control and wellbore intervention solutions. The economic success of a well largely depends on how the well is completed. A successful completion ensures and optimizes the efficient and safe production of oil and natural gas to the surface. Baker Oil Tools' completion systems are matched to the formation and reservoir for optimum production and can employ a variety of products and services.

Wellbore Construction. Wellbore completion products and services include liner hangers, multilateral completion systems and expandable metal technology.

Liner hangers suspend a section of steel casing (also called a liner) inside the bottom of the previous section of casing. The liner hanger's expandable slips grip the inside of the casing and support the weight of the liner below.

Multilateral completion systems enable two or more zones to be produced from a single well, using multiple horizontal branches.

Expandable metal technology involves the permanent downhole expansion of a variety of tubular products used in drilling, completion and well remediation applications.

Cased-Hole Completions. Cased-hole completions products and services include packers, flow control equipment, subsurface safety valves, and intelligent completions.

Packers seal the annular space between the steel production tubing and the casing. These tools control the flow of fluids in the well and protect the casing above and below from reservoir pressures and corrosive formation fluids.

Flow control equipment controls and adjusts the flow of downhole fluids. A common flow control device is a sliding sleeve, which can be opened or closed to allow or limit production from a particular portion of a reservoir. Flow control can be accomplished from the surface via wireline or downhole via hydraulic or electric motor-based automated systems.

Subsurface safety valves shut off all flow of fluids to the surface in the event of an emergency, thus saving the well and preventing pollution of the environment. These valves are required in substantially all offshore wells.

Intelligent Completions® use real-time, remotely operated downhole systems to control the flow of hydrocarbons from one or more zones.

Sand Control. Sand control equipment includes gravel pack tools, sand screens and fracturing fluids. Sand control systems and pumping services are used in loosely consolidated formations to prevent the production of formation sand with the hydrocarbons.

Wellbore Intervention. Wellbore intervention products and services are designed to protect producing assets. Intervention operations troubleshoot drilling problems and improve, maintain or restore economical production from already-producing wells. In this area, Baker Oil Tools' offerings range from service tools and inflatable products to conventional and through-tubing fishing systems, casing exits, wellbore cleaning and temporary abandonment.

Service tools function as surface-activated, downhole sealing and anchoring devices to isolate a portion of the wellbore during repair or stimulation operations. Service tool applications range from treating and cleaning to testing components from the wellhead to the perforations. Service tools also refer to tools and systems that are used for temporary or permanent well abandonment.

Inflatable packers expand to set in pipe that is much larger than the outside diameter of the packer itself, so it can run through a restriction in the well and then set in the larger diameter below. Inflatable packers also can be set in "open hole" whereas conventional tools only can be set inside casing. Through-tubing inflatables enable remedial operations in producing wells. Significant cost savings result from lower rig requirements and the ability to intervene in the well without having to remove the completion.

Fishing tools and services are used to locate, dislodge and retrieve damaged or stuck pipe, tools or other objects from inside the wellbore, often thousands of feet below the surface.

Wellbore cleaning systems remove post-drilling debris to help ensure trouble-free well testing, completion and optimum production for the life of the well.

Casing exit systems are used to "sidetrack" new wells from existing ones, to provide a cost-effective method of tapping previously unreachable reserves.

The main drivers of customer purchasing decisions in wellbore construction, cased-hole completions, sand control and wellbore intervention are superior wellsite service execution and value-adding technologies that improve production rates, protect the reservoir from damage and reduce cost. Specific opportunities for competitive differentiation include:

- engineering and manufacturing superior-quality products and providing solutions with a proven ability to reduce well construction costs,
- enhancing production and ultimate recovery,
- minimizing risks, and
- providing reliable performance over the life of the well, particularly in harsh environments and for critical wells.

Baker Oil Tools' primary competitors in wellbore construction, cased-hole completions and sand control include Halliburton, Schlumberger and Weatherford. Its primary competitors in wellbore intervention include Weatherford and Smith.

Key business drivers for Baker Oil Tools include the number of drilling and workover rigs operating, the relative complexity of the wells drilled and completed, as well as the current and expected future price of both oil and natural gas.

Baker Petrolite

Baker Petrolite is a leading provider of specialty chemicals to the oil and gas industry. The division also supplies specialty chemicals to a number of industries including refining, pipeline transportation, petrochemical, agricultural and iron and steel manufacturing and provides polymer-based products to a broad range of industrial and consumer markets. Through its Pipeline Management Group ("PMG"), Baker Petrolite also offers a variety of products and services for the pipeline transportation industry.

Oilfield Chemicals. Baker Petrolite provides oilfield chemical programs for drilling, well stimulation, production, pipeline transportation and maintenance programs. Its products provide measurable increases in productivity, decreases in operating and maintenance cost and solutions to environmental problems. Examples of specialty oilfield chemical programs include emulsion breakers and chemicals which inhibit the formation of paraffin, scale, hydrates and other well performance issues or problems.

Hydrate inhibitors – Natural gas hydrates are solid ice-like crystals that form in production flowlines and tubing and cause shutdowns and the need for system maintenance. Subsea wells and flowlines, particularly in deepwater environments, are especially susceptible to hydrates.

Paraffin inhibitors – The liquid hydrocarbons produced from many oil and natural gas reservoirs become unstable soon after leaving the formation. Changing conditions, including decreases in temperature and pressure, can cause certain hydrocarbons in the produced fluids to crystallize and deposit on the walls of the well's tubing, flow lines and surface equipment. These deposits are commonly referred to as paraffin. Baker Petrolite offers solvents that remove the deposits, as well as inhibitors that prevent new deposits from forming.

Scale inhibitors – Unlike paraffin deposits that originate from organic material in the produced hydrocarbons, scale deposits come from mineral-based contaminants in water that are produced from the formation as the water undergoes changes in temperature or pressure. Similar to paraffin, scale deposits can clog the production system. Treatments prevent and remove deposits in production systems.

Corrosion inhibitors – Another problem caused by water mixed with downhole hydrocarbons is corrosion of the well's tubulars and other production equipment. Corrosion can also be caused by dissolved hydrogen sulfide ("H_2S") gas, which reacts with the iron in tubulars, valves and other equipment, potentially causing failures and leaks. Additionally, the reaction creates iron sulfide, which can impair treating systems and cause blockages. Baker Petrolite offers a variety of corrosion inhibitors and H_2S scavengers.

Emulsion breakers – Water and oil typically do not mix, but water present in the reservoir and co-produced with oil can often become emulsified, or mixed, causing problems for oil and natural gas producers. Baker Petrolite offers emulsion breakers that allow the water to be separated from the oil.

Refining, Industrial and Other Specialty Chemicals. For the refining industry, Baker Petrolite offers various process and water treatment programs, as well as finished fuel additives. Examples include programs to remove salt from crude oil and to control corrosion in processing equipment and environmentally friendly cleaners that decontaminate refinery equipment and petrochemical vessels at a lower cost than other methods. Baker Petrolite also provides chemical technology solutions to other industrial markets throughout the world, including petrochemicals, fuel additives, plastics, imaging, adhesives, steel and crop protection.

Pipeline Management. Baker Petrolite's Pipeline Management Group ("PMG") offers a variety of products and services for the pipeline transportation industry. To improve efficiency, Baker Petrolite offers custom turnkey cleaning programs that combine chemical treatments with brush and scraper tools that are pumped through the pipeline. Efficiency can also be improved by adding polymer-based drag reduction agents to reduce the slowing effects of friction between the pipeline walls and the fluids within, thus increasing throughput and pipeline capacity. Additional services allow pipelines to operate more safely. These include inspection and internal corrosion assessment technologies, which physically confirm the structural integrity of the pipeline. In addition, PMG's flow-modeling capabilities can identify high-risk segments of a pipeline to ensure proper mitigation programs are in place.

The main driver of customer purchasing decisions in specialty chemicals is superior application of technology and service delivery. Specific opportunities for competitive differentiation include:

- higher levels of production or throughput,
- lower maintenance costs and frequency,
- lower treatment costs and treatment intervals, and
- successful resolution of environmental issues.

Baker Petrolite's primary competitors include GE Water Technologies, Nalco Holding Company, Champion Technologies and Smith.

Key business drivers for Baker Petrolite include oil and natural gas production levels, the number of producing wells, total liquids production, and the current and expected future price of both oil and natural gas.

Centrilift

Centrilift is a leading manufacturer and supplier of electrical submersible pump systems ("ESPs") and progressing cavity pump systems ("PCPs").

Electrical Submersible Pump Systems. ESPs lift large quantities of oil or oil and water from wells that do not flow under their own pressure. These "artificial lift" systems consist of a centrifugal pump and electric motor installed in the wellbore, armored electric cabling to provide power to the downhole motor and a variable speed controller at the surface. Centrilift designs, manufactures, markets and installs all the components of ESP systems and also offers modeling software to size ESPs and simulate operating performance. ESPs may be used in both onshore and offshore wells. The range of appropriate application of ESP systems is expanding as technology and reliability enhancements have improved ESP system performance in harsher environments and marginal reservoirs.

Progressing Cavity Pump Systems. PCPs are a form of artificial lift comprised of a downhole progressing cavity pump powered by either a downhole electric motor or a rod turned by a motor on the surface. PCP systems are preferred when the fluid to be lifted is viscous or when the volume is significantly less than could be economically lifted with an ESP system.

The main drivers of a customer purchasing decision in an artificial lift include the depth of the well, the volume of the fluid, the physical and chemical properties of the fluid as well as the capital and operating cost over the run life of the system. Specific opportunities for competitive differentiation include:

- the ability to lift fluids of differing physical properties and chemical compositions,
- system reliability and run life,
- the ability of the system to optimize production,
- operating efficiency, and
- service delivery.

Centrilift's primary competitors in the ESP market include Schlumberger and John Wood Group PLC ("ESP Inc."). In the PCP market, the primary competitors include Weatherford, Robbins & Myers, Inc. and Kudu Industries, Inc.

Key business drivers for Centrilift include oil production levels, as well as the current and expected future price of oil, the volume of water produced in mature basins and gas dewatering in coal bed methane and other gas wells.

ProductionQuest

The ProductionQuest business unit is a provider of permanent monitoring systems and chemical automation systems.

Permanent Monitoring Systems. Permanent downhole gauges are used in oil and gas wells to measure temperature, pressure, flow and other parameters in order to monitor well production as well as to confirm the integrity of the completion and production equipment in the well. ProductionQuest is a leading provider of electronic gauges including the engineering, application and field services necessary to complete an installation of a permanent monitoring system. In addition, they provide chemical injection line installation and services for treating wells for corrosion, paraffin, scale and other well performance problems. They also provide fiber optic based permanent downhole gauge technology for measuring pressure, temperature and distributed temperature. The benefits of fiber optic sensing include reliability, high temperature properties and the ability for distributed readings.

Chemical Automation Systems. Chemical automation systems remotely monitor chemical tank levels that are resident in producing field locations for well treatment or production stimulation as well as continuously monitor and control chemicals being injected in individual wells. By using these systems, a producer can ensure proper chemical injection through real-time monitoring and can also remotely modify the injection parameters to ensure optimized production.

The main drivers of customer purchasing decisions for both permanent monitoring and chemical automation include application engineering expertise, ability to integrate a complete system, product reliability, functionality and local field support. Specific opportunities for competitive differentiation include:

- the ability to provide application engineering and economic return analysis,
- innovative products,
- gauge measurement accuracy,
- product life and performance, and
- installation and service capabilities.

ProductionQuest's primary competitors include Schlumberger, Halliburton and Weatherford.

Key business drivers for ProductionQuest include the level of oil and gas prices, total daily oil and gas production and capital spending for critical wells (offshore, subsea, high production onshore and remotely located onshore).

WesternGeco

WesternGeco is a seismic venture in which we previously owned 30% and Schlumberger owned 70%. On April 28, 2006, we sold our 30% interest to Schlumberger for $2.4 billion in cash. We recorded a pre-tax gain of $1,743.5 million ($1,035.2 million, net of tax).

For additional information related to WesternGeco, see the "Related Party Transactions" section in Item 7 and Note 5 of the Notes to Consolidated Financial Statements in Item 8, both contained herein.

Marketing, Competition and Economic Conditions

We market our products and services on a product line basis primarily through our own sales organizations, although certain of our products and services are marketed through independent distributors, commercial agents, licensees or sales representatives. We ordinarily provide technical and advisory services to assist in our customers' use of our products and services. Stock points and service centers for our products and services are located in areas of drilling and production activity throughout the world.

Our products and services are sold in highly competitive markets, and revenues and earnings can be affected by changes in competitive prices, fluctuations in the level of drilling, workover and completion activity in major markets, general economic conditions, foreign currency exchange fluctuations and governmental regulations. We compete with the oil and natural gas industry's largest diversified oilfield services providers, as well as many small companies. We believe that the principal competitive factors in our industries are product and service quality, availability and reliability, health, safety and environmental standards, technical proficiency and price.

Further information is contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 13 of the Notes to Consolidated Financial Statements in Item 8, both contained herein.

International Operations

We operate in over 90 countries worldwide, and our operations are subject to the risks inherent in doing business in multiple countries with various laws and differing political environments. These risks include the risks identified in "Item 1A. Risk Factors." Although it is impossible to predict the likelihood of such occurrences or their effect on us, we routinely evaluate these risks and take appropriate actions to mitigate the risks where possible. However, there can be no assurance that an occurrence of any one or more of these events would not have a material adverse effect on our operations.

Further information is contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Research and Development; Patents

We are engaged in research and development activities directed primarily toward the improvement of existing products and services, the design of specialized products to meet specific customer needs and the development of new products, processes and services. For information regarding the amounts of research and development expense in each of the three years in the period ended December 31, 2006, see Note 16 of the Notes to Consolidated Financial Statements in Item 8 herein.

We have followed a policy of seeking patent and trademark protection both inside and outside the United States for products and methods that appear to have commercial significance. We believe our patents and trademarks to be adequate for the conduct of our business, and aggressively pursue protection of our patents against patent infringement worldwide. Although patent and trademark protection is important to our business and future prospects, we consider the reliability and quality of our products and the technical skills of our personnel to be more important. No single patent or trademark is considered to be critical to our business.

Raw Materials

We purchase various raw materials and component parts for use in manufacturing our products. The principal materials we purchase are steel alloys (including chromium and nickel), titanium, beryllium, copper, tungsten carbide, synthetic and natural diamonds, printed circuit boards and other electronic components and hydrocarbon-based chemical feed stocks. These materials are generally available from multiple sources and could be subject to rising costs. We have not experienced significant shortages of these materials and normally do not carry inventories of such materials in excess of those reasonably required to meet our production schedules. We do not expect significant interruptions in supply, but there can be no assurance that there will be no price or supply issues over the long term.

Employees

On December 31, 2006, we had approximately 34,600 employees, as compared with approximately 29,100 employees on December 31, 2005. Approximately 2,700 of these employees are represented under collective bargaining agreements or similar-type labor arrangements, of which the majority are outside the U.S. Based upon the geographic diversification of these employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole. We believe that our relations with our employees are good.

* Mr. Charreton will join the Company as Vice President, Human Resources on or before March 1, 2007.

Executive Officers

The following table shows, as of February 23, 2007, the name of each of our executive officers, together with his age and all offices presently held.

Name | **Age**

Chad C. Deaton 54

Chairman of the Board and Chief Executive Officer of the Company since October 2004. President and Chief Executive Officer of Hanover Compressor Company from 2002 to 2004. Senior Advisor to Schlumberger Oilfield Services from 1999 to 2001. Executive Vice President of Schlumberger from 1998 to 1999. Employed by the Company in 2004.

James R. Clark 56

President and Chief Operating Officer of the Company since February 2004. Vice President, Marketing and Technology of the Company from 2003 to 2004. Vice President of the Company and President of Baker Petrolite Corporation from 2001 to 2003. President and Chief Executive Officer of Consolidated Equipment Companies, Inc. from 2000 to 2001 and President of Sperry-Sun from 1996 to 1999. Employed by the Company in 2001.

Peter A. Ragauss 49

Senior Vice President and Chief Financial Officer of the Company since April 2006. Segment Controller of Refining and Marketing for BP plc from 2003 to 2006. Mr. Ragauss joined BP plc in 1998 as Assistant to the Group Chief Executive until 2000 when he became Chief Executive Officer of Air BP. Served as Vice President of Finance and Portfolio Management for Amoco Energy International immediately prior to its merger with BP in 1998. Employed by the Company in 2006.

Alan R. Crain, Jr. 55

Senior Vice President and General Counsel since January 2007. Vice President and General Counsel of the Company from October 2000 to January 2007. Executive Vice President, General Counsel and Secretary of Crown, Cork & Seal Company, Inc. from 1999 to 2000. Vice President and General Counsel from 1996 to 1999, and Assistant General Counsel from 1988 to 1996, of Union Texas Petroleum Holdings, Inc. Employed by the Company in 2000.

*Didier Charreton** 43

Vice President, Human Resources in 2007. Group Human Resources Director of Coats Plc, a global company engaged in the sewing thread and needlecrafts industry, from 2002 to 2007. Business Development of ID Applications for Gemplus S. A., a global company in the Smart Card industry, from 2000 to 2001. Various human resources positions at Schlumberger from 1989 to 2000. Employed by the Company in 2007.

David H. Barr 57

Group President of Drilling and Evaluation since February 2005 and Vice President of the Company since 2000. President of Baker Atlas from 2000 to 2005. Vice President, Supply Chain Management, of Cooper Cameron from 1999 to 2000. Mr. Barr also held the following positions with the Company: Vice President, Business Process Development, from 1997 to 1998 and the following positions with Hughes Tool Company/Hughes Christensen: Vice President, Production and Technology, from 1994 to 1997; Vice President, Diamond Products, from 1993 to 1994; Vice President, Eastern Hemisphere Operations, from 1990 to 1993 and Vice President, North American Operations, from 1988 to 1990. Employed by the Company in 1972.

Douglas J. Wall 54

Group President of Completion and Production since February 2005 and Vice President of the Company since 1997. President of Baker Oil Tools from 2003 to 2005 and President of Hughes Christensen from 1997 to 2003. President and Chief Executive Officer of Western Rock Bit Company Limited, Hughes Christensen's former distributor in Canada, from 1991 to 1997. General Manager of Century Valve Company from 1989 to 1991 and Vice President, Contracts and Marketing, of Adeco Drilling & Engineering from 1980 to 1989. Employed by the Company in 1997.

Christopher P. Beaver 49

Vice President of the Company and President of Baker Oil Tools since February 2005. Vice President of Finance for Baker Petrolite from 2002 to 2005; Director of Finance and Controller at INTEQ from 1999 to 2002; Controller at Hughes Christensen from 1994 to 1999. Various accounting and finance positions at Hughes Christensen in the Eastern Hemisphere from 1985 to 1994. Employed by the Company in 1985.

Paul S. Butero 50

Vice President of the Company since 2005 and President of Baker Atlas since September 2006. President Hughes Christensen from 2005 to September 2006. Vice President, Marketing, of Hughes Christensen from 2001 to 2005 and as Region Manager for various Hughes Christensen areas (both in the United States and the Eastern Hemisphere) from 1989 to 2001. Employed by the Company in 1981.

Martin S. Craighead 47

Vice President of the Company since 2005 and President of INTEQ since August 2005. Served as President of Baker Atlas from February 2005 to August 2005. Vice President of Worldwide Operations for Baker Atlas from 2003 to 2005 and Vice President, Marketing and Business Development for Baker Atlas from 2001 to 2003; Region Manager for Baker Atlas in Latin America and Asia and Region Manager for E&P Solutions from 1995 to 2001. Employed by the Company in 1986.

Alan J. Keifer 52

Vice President and Controller of the Company since July 1999. Western Hemisphere Controller of Baker Oil Tools from 1997 to 1999 and Director of Corporate Audit for the Company from 1990 to 1996. Employed by the Company in 1990.

Jay G. Martin 55

Vice President, Chief Compliance Officer and Senior Deputy General Counsel since July 2004. Shareholder at Winstead Sechrest & Minick P.C. from 2001 to July 2004. Partner, Phelps Dunbar from 2000 to 2001 and Partner, Andrews & Kurth from 1996 to 2000. Employed by the Company in 2004.

John A. O'Donnell 58

Vice President of the Company since 1998 and President of Baker Petrolite Corporation since May 2005. President of Baker Hughes Drilling Fluids from 2004 to 2005. Vice President, Business Process Development of the Company from 1998 to 2002; Vice President, Manufacturing, of Baker Oil Tools from 1990 to 1998 and Plant Manager of Hughes Tool Company from 1988 to 1990. Employed by the Company in 1975.

Gary G. Rich 48

Vice President of the Company and President of Hughes Christensen since September 2006. Vice President Marketing, Drilling and Evaluation for INTEQ from 2005 to 2006. Mr. Rich was Region Manager for INTEQ from 2001 to 2005; Director of Marketing for Hughes Christensen from 1998 to 2001 and served in various marketing and finance positions for the Company from 1987 to 1998. Employed by the Company in 1987.

Richard L. Williams 51

Vice President of the Company and President of Baker Hughes Drilling Fluids since May 2005. Vice President, Eastern Hemisphere Operations, Baker Oil Tools from March 2005 to May 2005. Worldwide Operations Vice President, INTEQ from 2004 to 2005. Vice President Eastern Hemisphere, INTEQ from 2003 to 2004. Vice President Western Hemisphere, INTEQ from 2001 to 2003. Employed by the Company in 1975.

Charles S. Wolley 52

Vice President of the Company and President of Centrilift since January 2006. Vice President of Manufacturing and Technology, Hughes Christensen from 2004 to 2006. Senior Vice President of Supply Chain Operations, Dresser Flow Solutions 2003. President, Dresser Measurement and Control from 2002 to 2003 and Senior Vice President from 2001 to 2002. Chief Executive Officer Van Leeuwen Pipe and Tube Corp. from 1999 to 2001. Employed by the Company since 2004.

There are no family relationships among our executive officers.

Environmental Matters

We are committed to the health and safety of people, protection of the environment and compliance with laws, regulations and our policies. Our past and present operations include activities that are subject to domestic (including U.S. federal, state and local) and international regulations with regard to air and water quality and other environmental matters. We believe we are in substantial compliance with these regulations. Regulation in this area continues to evolve, and changes in standards of enforcement of existing regulations, as well as the enactment and enforcement of new legislation, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation.

We are involved in voluntary remediation projects at some of our present and former manufacturing locations or other facilities, the majority of which relate to properties obtained in acquisitions or to sites no longer actively used in operations. On rare occasions, remediation activities are conducted as specified by a government agency-issued consent decree or agreed order. Remediation costs are accrued based on estimates of probable exposure using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. For sites where we are primarily responsible for the remediation, our cost estimates are developed based on internal evaluations and are not discounted. Such accruals are recorded when it is probable that we will be obligated to pay amounts for environmental site evaluation, remediation or related activities, and such amounts can be reasonably estimated. If the obligation can only be estimated within a range, we accrue the minimum amount in the range. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred.

During the year ended December 31, 2006, we spent approximately $35.1 million to comply with domestic and international standards regulating the discharge of materials into the environment or otherwise relating to the protection of the environment (collectively, "Environmental Regulations"). This cost includes the total spent on remediation projects at current or former sites, Superfund projects and environmental compliance activities, exclusive of capital expenditures. In 2007, we expect to spend approximately $40.5 million to comply with Environmental Regulations. During the year ended December 31, 2006, we incurred approximately $5.8 million in capital expenditures for environmental control equipment, and we estimate we will incur approximately $7.8 million during 2007. In addition, we estimate we will incur approximately $19 million in capital expenditures for the relocation of an existing plant in the U.K. to comply with local environmental regulations of which approximately $13 million will be spent in 2007 and the remainder in 2008. Based upon current information, we believe that our compliance with Environmental Regulations will not have a material adverse effect upon our capital expenditures, earnings or competitive position because we have either established adequate reserves or our cost for that compliance is not expected to be material to our consolidated financial statements.

The Comprehensive Environmental Response, Compensation and Liability Act (known as "Superfund" or "CERCLA") imposes liability for the release of a "hazardous substance" into the environment. Superfund liability is imposed without regard to fault, even if the waste disposal was in compliance with laws and regulations. We have been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites, and we accrue our share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste we contributed to the site to the total volume of waste disposed at the site. With the joint and several liability imposed under Superfund, a PRP may be required to pay more than its proportional share of such costs.

We have been identified as a PRP at various Superfund sites discussed below. The United States Environmental Protection Agency (the "EPA") and appropriate state agencies supervise investigative and cleanup activities at these sites. For the year ended December 31, 2006, we paid $0.2 million in Superfund costs and have accrued an additional $5.9 million related to these sites. Payments made in 2006 are in addition to amounts previously paid in settlements, cash calls or other Superfund costs, and these ongoing contributions reduce our financial liability for the total site cleanup costs shown below. When used in the descriptions of the sites that follow, the word de minimis refers to the smallest PRPs, whose contribution rate is usually less than 1%.

(a) In 1999, Baker Oil Tools, Baker Petrolite and predecessor entities of Baker Petrolite were named as PRPs by the State of California's Department of Toxic Substances Control for the Gibson site in Bakersfield, California. Costs are now estimated at $6.0 million to $7.0 million, of which $5.0 million has been raised. Allocation information has been updated and our combined volume is now 1.6% for liquids and 0.4% for solids.

(b) In 2001, a Hughes Christensen predecessor, Baker Oil Tools, INTEQ and one of our former subsidiaries were named as PRPs in the Force Road State Superfund site located in Brazoria County, Texas. The Texas Commission on Environmental Quality ("TCEQ") is overseeing the investigation and remediation at the Force Road site. We participate as a member of the steering and technical committees to effectively manage the project because our volumetric contribution is currently estimated at approximately 76%. The onsite investigation was completed in late 2005, and the offsite investigation is expected to be complete in early 2007. The estimate of site remediation costs used for initial settlement purposes was $17.7 million; however, we anticipate that a more accurate calculation of site remediation costs will be possible once the offsite investigation is complete. Approximately $1.8 million has been raised from de minimis settlements. We believe that after negotiation of additional early settlements with other PRPs, future cost recovery actions against recalcitrant parties, development of remedial alternatives and other factors, our ultimate share of responsibility for cleanup costs at the site will be less than initial estimates.

(c) In 2002, Baker Petrolite predecessors, Hughes Christensen predecessors and several of our former subsidiaries were identified as PRPs for the Malone site located on Campbell Bayou Road in Texas City, Texas. The EPA oversees the investigation and remediation of the Malone site and has engaged in emergency removal actions. The investigation is nearly complete and remedial alternatives have been developed and submitted to the EPA for evaluation. The estimates for the various cleanup options at the Malone site range from $28.0 million to almost $400.0 million with the most likely scenarios in the range of $40.0 million to $80.0 million. Our contribution is currently estimated at approximately 1.7%. A lawsuit filed by the current owners of the site and a related entity against the PRPs seeking recovery of certain alleged damages has not been fully resolved, and may affect the ultimate costs associated with this Superfund site.

(d) In 2003, we were identified as a de minimis PRP by the EPA for the Operating Industries, Inc. Superfund site in Monterrey Park, California. A settlement offer to all remaining de minimis parties has been repeatedly delayed, but is now expected in 2007. The EPA and Steering Committee have incurred $345 million and expect an additional $367 million in cleanup costs. Information provided by the EPA in 2007 indicates that our contribution is .092%, although our ultimate liability has yet to be negotiated and may include a premium for early settlement.

(e) In 2003, Baker Petrolite was notified by the EPA of their potential involvement at the Cooper Drum Superfund site located in South Gate, California. We responded to an additional inquiry from the EPA in 2005. At this time there is no estimate available for comprehensive cleanup costs or our allocation and, accordingly, the extent of our financial liability at the site is unknown.

(f) In 2006, we were one of five PRPs to receive an information request from the EPA regarding the Washington County Lead District Superfund site, a federal Superfund located in Washington County, Missouri. We have responded to the EPA regarding our involvement with two of the six mines listed in the information request. A preliminary screening and removal action has been completed by the EPA to evaluate the impacts of lead and other heavy metals on the soil and groundwater in the area; however, the project is still in the initial stages and there is insufficient information to estimate our potential contribution to the cleanup costs.

(g) In 2006, Baker Petrolite received a General Notice of Potential Liability letter from the EPA concerning the RRG/Clayton Chemical Superfund site in Sauget, Illinois and its impact on the adjacent Sauget Area 2 Groundwater Superfund site. We have participated in cleanup activities at the Clayton site as a small party with an allocation just over the de minimis level. Our ultimate liability may now include some responsibility for the downgradient groundwater cleanup at the Sauget Area 2 Groundwater Superfund site, but insufficient information is available to estimate the potential cost to the Company.

(h) In 2006, a settlement demand was received from the PRP Group for the Pulvair Superfund site located in Millington, Tennessee for waste sent to the site by Milchem, a predecessor to Baker Hughes Drilling Fluids. The matter has not yet been resolved, but is expected to be settled at a cost of less than $0.2 million.

In addition to the sites mentioned above, there are four Superfund sites where we have ongoing obligations. The remedial work at most of these sites has been completed and remaining operations are limited to groundwater recovery and/or monitoring. The monitoring phase can continue for up to 30 years. Our aggregate cost for these sites is estimated to be approximately $0.1 million over this period of time. There were also four Superfund sites that were settled during 2006 at a combined cost of less than $0.2 million.

While PRPs in Superfund actions have joint and several liability for all costs of remediation, it is not possible at this time to quantify our ultimate exposure because some of the projects are either in the investigative or early remediation stage. However, based upon current information, we do not believe that probable or reasonably possible expenditures in connection with the sites described above are likely to have a material adverse effect on our consolidated financial statements because we have recorded adequate reserves to cover the estimate we presently believe will be our ultimate liability in the matter. Further, other PRPs involved in the sites have substantial assets and may reasonably be expected to pay their share of the cost of remediation, and, in some circumstances, we have insurance coverage or contractual indemnities from third parties to cover a portion of or the ultimate liability.

We are subject to various other governmental proceedings and regulations, including foreign regulations, relating to environmental matters, but we do not believe that any of these matters is likely to have a material adverse effect on our consolidated financial statements. We continue to focus on reducing future environmental liabilities by maintaining appropriate company standards and improving our assurance programs. See Note 15 of the Notes to Consolidated Financial Statements in Item 8 herein for further discussion of environmental matters.

"Environmental Matters" contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act (each a "Forward-Looking Statement"). The words "will," "believe," "to be," "expect," "estimate" and similar expressions are intended to identify forward-looking statements. Our expectations regarding our compliance with Environmental Regulations and our expenditures to comply with Environmental Regulations, including (without limitation) our capital expenditures for environmental control equipment, are only our forecasts regarding these matters. These forecasts may be substantially different from actual results, which may be affected by the following factors: changes in Environmental Regulations; a material change in our allocation or other unexpected, adverse outcomes with respect to sites where we have been named as a PRP, including (without limitation) the Superfund sites described above; the discovery of new sites of which we are not aware and where additional expenditures may be required to comply with Environmental Regulations; an unexpected discharge of hazardous materials in the course of our business or operations; a catastrophic event causing discharges into the environment; or an acquisition of one or more new businesses.

ITEM 1A. RISK FACTORS

An investment in our common stock involves various risks. When considering an investment in our Company, one should consider carefully all of the risk factors described below, as well as other information included and incorporated by reference in this report. These risks and uncertainties are not the only ones facing us and there may be additional matters that we are unaware of or that we currently consider immaterial. All of these could adversely affect our business, financial condition, results of operations and cash flows and, thus, the value of an investment in our Company.

Risk Factors Related to the Worldwide Oil and Natural Gas Industry

Our business is focused on providing products and services to the worldwide oil and natural gas industry; therefore, our risk factors include those factors that impact, either positively or negatively, the markets for oil and natural gas. Expenditures by our customers for exploration, development and production of oil and natural gas are based on their expectations of future hydrocarbon demand, the risks associated with developing the reserves and the future value of the hydrocarbon reserves. Their evaluation of the future value is based, in part, on their expectations for global demand, global supply and other factors that influence oil and natural gas prices. The key risk factors currently influencing the worldwide oil and natural gas markets are discussed below.

Demand for oil and natural gas is subject to factors beyond our control, which may adversely affect our operating results.

Growth in worldwide demand for oil and natural gas, as well as the demand for our services, is highly correlated with global economic growth, and in particular by the economic growth of countries such as the U.S. and China, who are significant users of oil and natural gas. Increases in global economic activity, particularly in China and developing Asia, create more demand for oil and natural gas and higher oil and natural gas prices. A slowing of global economic growth, and in particular in the U.S. or China, will likely reduce demand for oil and natural gas, increase spare productive capacity and result in lower prices and adversely impact the demand for our services.

Volatility of oil and natural gas prices can adversely affect demand for our products and services.

Volatility in oil and natural gas prices can also impact our customers' activity levels and spending for our products and services. While current energy prices are important contributors to positive cash flow for our customers, expectations about future prices and price volatility are generally more important for determining future spending levels. While higher oil and natural gas prices generally lead to increased spending by our customers, sustained high energy prices can be an impediment to economic growth, and can therefore negatively impact spending by our customers. Our customers also take into account the volatility of energy prices and other risk factors by requiring higher returns for individual projects if there is higher perceived risk. Any of these factors could affect the demand for oil and natural gas and could have a material adverse effect on our results of operations.

Supply of oil and natural gas is subject to factors beyond our control, which may adversely affect our operating results.

Productive capacity for oil and natural gas is dependent on our customers' decisions to develop and produce oil and natural gas reserves. The ability to produce oil and natural gas can be affected by the number and productivity of new wells drilled and completed, as well as the rate of production and resulting depletion of existing wells. Advanced technologies, such as horizontal drilling, improve total recovery but also result in a more rapid production decline.

Access to prospects and capital are also important to our customers. Access to prospects may be limited because host governments do not allow access to the reserves or because another oil and natural gas exploration company owns the rights to develop the prospect. Access to capital is dependent on our customers' ability to access the funds necessary to develop economically attractive projects based on their expectations of future energy prices, required investments and resulting returns. Government regulations and the costs incurred by oil and natural gas exploration companies to conform to and comply with government regulations, may also limit the quantity of oil and natural gas that may be economically produced.

Supply can be interrupted by a number of factors including political instability, civil unrest, labor issues, terrorist attacks, war or military activity. Key oil producing countries which could be subject to supply interruptions include, but are not limited to, Saudi Arabia, Iran, Iraq and other Middle Eastern countries, Nigeria, Norway, Russia and Venezuela. The impact of supply disruptions on oil and natural gas prices and oil and natural gas price volatility is tempered by the size and expected duration of the disruption relative to the spare productive capacity at the time of the disruption.

Supply can also be impacted by the degree to which individual Organization of Petroleum Exporting Countries ("OPEC") nations and other large oil and natural gas producing countries, including, but not limited to, Norway and Russia, are willing and able to control production and exports of oil, to decrease or increase supply and to support their targeted oil price while meeting their market share objectives. Any of these factors could affect the supply of oil and natural gas and could have a material adverse effect on our results of operations.

Spare productive capacity and future demand impact our operations.

Oil and natural gas storage inventory levels are an indicator of the relative balance between supply and demand. High or increasing storage or inventories generally indicate that supply is exceeding demand and that energy prices are likely to soften. Low or decreasing storage or inventories are an indicator that demand is growing faster than supply and that energy prices are likely to rise. Measures of maximum productive capacity compared to demand ("spare productive capacity") are also an important factor influencing energy prices and spending by oil and natural gas exploration companies. When spare productive capacity is low compared to demand, energy prices tend to be higher and more volatile reflecting the increased vulnerability of the entire system to disruption.

Seasonal and adverse weather conditions adversely affect demand for our services and operations.

Weather can also have a significant impact on demand as consumption of energy is seasonal and any variation from normal weather patterns, cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, such as hurricanes in the Gulf of Mexico, may interrupt or curtail our operations, or our customers' operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured.

Risk Factors Related to Our Business

Our expectations regarding our business are affected by the following risk factors and the timing of any of these risk factors:

We operate in a highly competitive environment, which may adversely affect our ability to succeed.

We operate in a highly competitive environment for marketing oilfield services and securing equipment and trained personnel. Our ability to continually provide competitive products and services can impact our ability to maintain or increase prices for our products and services, maintain market share and negotiate acceptable contract terms with our customers. In order to be competitive, we must provide new technologies, and reliable products and services that perform as expected and that create value for our customers. Our ability to maintain or increase prices for our products and services is in part dependent on the industry's capacity relative to customer demand, and on our ability to differentiate the value delivered by our products and services from our competitor's products and services. In addition, our ability to negotiate acceptable contract terms and conditions with our customers, especially state-owned national oil companies, our ability to manage warranty claims and our ability to effectively manage our commercial agents can also impact our results of operations.

Managing development of competitive technology and new product introductions on a forecasted schedule and at forecasted costs can impact our financial results. Development of competing technology that accelerates the obsolescence of any of our products or services can have a detrimental impact on our financial results and can result in the potential impairment of long-lived assets.

We may be disadvantaged competitively and financially by a significant movement of exploration and production operations to areas of the world in which we are not currently active.

The high cost or unavailability of materials, equipment, supplies and personnel could adversely affect our ability to execute our operations on a timely basis.

Our manufacturing operations are dependent on having sufficient raw materials, component parts and manufacturing capacity available to meet our manufacturing plans at a reasonable cost while minimizing inventories. Our ability to effectively manage our manufacturing operations and meet these goals can have an impact on our business, including our ability to meet our manufacturing plans and revenue goals, control costs and avoid shortages of raw materials and component parts. Raw materials and components of particular concern include steel alloys, copper, carbide, chemicals and electronic components. Our ability to repair or replace equipment damaged or lost in the well can also impact our ability to service our customers. A lack of manufacturing capacity could result in increased backlog, which may limit our ability to respond to short lead time orders.

People are a key resource to developing, manufacturing and delivering our products and services to our customers around the world. Our ability to manage the recruiting, training and retention of the highly skilled workforce required by our plans and to manage the associated costs could impact our business. A well-trained, motivated work force has a positive impact on our ability to attract and retain business. Rapid growth presents a challenge to us and our industry to recruit, train and retain our employees while managing the impact of wage inflation and potential lack of available qualified labor in the markets where we operate. Labor-related actions, including strikes, slowdowns and facility occupations can also have a negative impact on our business.

Compliance with and changes in laws and regulations and risks from investigations and legal proceedings could be costly and could adversely affect operating results.

Our operations in the U.S. and over 90 countries can be impacted by expected and unexpected changes in the legal and business environments in which we operate, as well as the outcome of ongoing government and internal investigations and legal proceedings such as the previously reported investigations by the Securities and Exchange Commission ("SEC") and the Department of Justice ("DOJ"). Our ability to manage our compliance costs will impact our ability to meet our earnings goals. While we have reserved our best estimate of the financial charge related to the resolution of the investigations with the SEC and DOJ regarding the investigations into our activities in Angola, Kazakhstan, and Nigeria, there is no assurance that we will be able to reach an acceptable settlement and that the settlement will be approved by the appropriate U.S. District Court. If we do not reach a negotiated settlement with the SEC or the DOJ, it is likely that the SEC and/or DOJ will seek civil and criminal sanctions against us as well as fines and penalties that may be in excess of the current estimated reserved amount. In addition, we may incur additional costs arising from compliance and ongoing or additional investigations in any of the countries where we do business.

Changes that could impact the legal environment include new legislation, new regulation, new policies, investigations and legal proceedings and new interpretations of the existing legal rules and regulations, in particular, changes in export control laws or exchange control laws, additional restrictions on doing business in countries subject to sanctions, and changes in laws in countries where we operate or intend to operate. Changes that impact the business environment include changes in accounting standards, changes in environmental laws, changes in tax laws or tax rates, the resolution of tax assessments or audits by various tax authorities, and the ability to fully utilize our tax loss carryforwards and tax credits. Additional taxes may also be incurred or assessed as a result of any resolution with the SEC and DOJ. Compliance related issues could limit our ability to do business in certain countries.

These changes could have a significant financial impact on our future operations and the way we conduct, or if we conduct, business in the affected countries.

Uninsured claims and litigation could adversely impact our operating results.

We have insurance coverage against operating hazards, including product liability claims and personal injury claims related to our products, to the extent deemed prudent by our management and to the extent insurance is available, however, no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future claims and litigation. This insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The insurance does not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. Whenever possible, we obtain agreements from customers that limit our liability. Insurance and customer agreements do not provide complete protection against losses and risks, and our results of operations could be adversely affected by unexpected claims not covered by insurance.

Compliance with and rulings and litigation in connection with environmental regulations may adversely affect our business and operating results.

Our business is impacted by unexpected outcomes or material changes in environmental liability. Changes in our environmental liability could originate with the discovery of new environmental remediation sites, changes in environmental regulations, or the discharge of hazardous materials into the environment.

Changes in economic conditions and currency fluctuations may adversely affect our operating results.

Fluctuations in foreign currencies relative to the U.S. Dollar can impact our costs of doing business. Most of our products and services are sold through contracts denominated in U.S. Dollars or local currency indexed to U.S. Dollars. Local expenses and some of our manufacturing costs are incurred in local currencies and therefore changes in the exchange rates between the U.S. Dollar and foreign currencies, particularly the British Pound Sterling, Euro, Canadian Dollar, Norwegian Krone, Venezuelan Bolivar, Australian Dollar and Brazilian Real, can increase or decrease our expenses reported in U.S. Dollars and impact our operating margins. A number of our significant foreign subsidiaries have designated the local currency as their functional currency and, as such, gains and losses resulting from balance sheet translation of foreign operations are included as a separate component of accumulated other comprehensive loss within stockholders' equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables in the non-functional currency, are included in the consolidated statements of operations as incurred. For those foreign subsidiaries that have designated the U.S. Dollar as the functional currency, gains and losses resulting from balance sheet translation of foreign operations are also included in the consolidated statements of operations as incurred. Such transaction and translation losses may adversely impact our results of operations.

The condition of the capital markets and equity markets in general can affect the price of our common stock and our ability to obtain financing, if necessary. If the Company's credit rating is downgraded, this would increase our costs under our $500.0 million revolving credit agreement, as well as the cost of obtaining, or make it more difficult to obtain or issue, new debt financing.

Our ability to forecast the size of and changes in the worldwide oil and natural gas industry and our ability to forecast our customers' activity levels and demand for our products and services impacts our management of our manufacturing and distribution activities, our staffing levels and our cash and financing requirements. Unanticipated changes in our customers' requirements can impact our costs, creating temporary shortages or surpluses of equipment and people and demands for cash or financing.

Changes in market conditions may impact any stock repurchases.

To the extent the Company engages in stock repurchases, such activity is subject to market conditions, such as the trading prices for our stock, as well as the terms of any stock purchase plans intended to comply with Rule 10b5-1 or Rule 10b-18 of the Exchange Act. Management in its discretion may engage in or discontinue stock repurchases at any time.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We are headquartered in Houston, Texas and operate 46 principal manufacturing plants, ranging in size from approximately 5,000 to 300,000 square feet of manufacturing space. The total area of the plants is approximately 3.2 million square feet, of which approximately 2.1 million square feet (65.5%) are located in the United States, 0.4 million square feet (10.9%) are located in Canada and South America, 0.7 million square feet (21.7%) are located in Europe, and a minimal amount of space is located in the Far East. Our principal manufacturing plants are located in: United States – Houston, Texas; Broken Arrow and Claremore, Oklahoma; Lafayette, Louisiana; South America – various cities in Venezuela; and Europe – Aberdeen and East Kilbride, Scotland; Liverpool, England; Celle, Germany; Belfast, Northern Ireland.

We own or lease numerous service centers, shops and sales and administrative offices throughout the geographic areas in which we operate. We also have a significant investment in service vehicles, rental tools and manufacturing and other equipment. We believe that our manufacturing facilities are well maintained and suitable for their intended purposes. The table below shows our principal manufacturing plants by segment and geographic area:

Segment	United States	Canada and South America	Europe	Far East	Total
Completion and Production	16	4	7	1	28
Drilling and Evaluation	13	1	3	1	18

ITEM 3. LEGAL PROCEEDINGS

We are involved in litigation or proceedings that have arisen in our ordinary business activities. We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability, general liability and workers compensation. We record accruals for the uninsured portion of losses related to these types of claims. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.

On September 12, 2001, we, without admitting or denying the factual allegations contained in the Order, consented with the Securities and Exchange Commission ("SEC") to the entry of an Order making Findings and Imposing a Cease-and-Desist Order (the "Order") for violations of Section 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act. Among the findings included in the Order were the following: In 1999, we discovered that certain of our officers had authorized an improper $75,000 payment to an Indonesian tax official, after which we embarked on a corrective course of conduct, including voluntarily and promptly disclosing the misconduct to the SEC and the Department of Justice (the "DOJ"). In the course of our investigation of the Indonesia matter, we learned that we had made payments in the amount of $15,000 and $10,000 in India and Brazil, respectively, to our agents, without taking adequate steps to ensure that none of the payments would be passed on to foreign government officials. The Order found that the foregoing payments violated Section 13(b)(2)(A). The Order also found us in violation of Section 13(b)(2)(B) because we did not have a system of internal controls to determine if payments violated the Foreign Corrupt Practices Act ("FCPA"). The FCPA makes it unlawful for U.S. issuers, including us, or anyone acting on their behalf, to make improper payments to any foreign official in order to obtain or retain business. In addition, as discussed below, the FCPA establishes accounting and internal control requirements for U.S. issuers. We cooperated with the SEC's investigation.

By the Order, dated September 12, 2001 (previously disclosed by us and incorporated by reference in this annual report as Exhibit 99.1), we agreed to cease and desist from committing or causing any violation and any future violation of Section 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act. Such Sections of the Exchange Act require issuers to: (x) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer and (y) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary: (I) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (II) to maintain accountability for assets.

On March 29, 2002, we announced that we had been advised that the SEC and the DOJ are conducting investigations into allegations of violations of law relating to Nigeria and other related matters. The SEC has issued a formal order of investigation into possible violations of provisions under the FCPA regarding anti-bribery, books and records and internal controls. The SEC has issued subpoenas seeking information about our operations in Angola (subpoena dated August 6, 2003) and Kazakhstan (subpoenas dated August 6, 2003 and April 22, 2005) as part of its ongoing investigation. We are providing documents to and cooperating fully with the SEC and DOJ. The DOJ and the SEC have issued subpoenas to, or otherwise asked for interviews with, current and former employees in connection with the investigations regarding Nigeria, Angola and Kazakhstan. In addition, we have conducted internal investigations into these matters.

Our internal investigations have identified issues regarding the propriety of certain payments and apparent deficiencies in our books and records and internal controls with respect to certain operations in Nigeria, Angola and Kazakhstan, as well as potential liabilities to governmental authorities in Nigeria. The investigation in Nigeria was substantially completed during the first quarter of 2003 and, based upon current information, we do not expect that any such potential liabilities will have a material adverse effect on our consolidated financial statements. The internal investigations in Angola and Kazakhstan were substantially completed in the third quarter of 2004. Evidence obtained during the course of the investigations has been provided to the SEC and DOJ.

In 2004, we received a subpoena from a grand jury in the Southern District of New York regarding goods and services we delivered to Iraq from 1995 through 2003 during the United Nations Oil-for-Food Program. In 2004, we also received a request from the SEC to provide a written statement and certain information regarding our participation in that program. We have responded to both the subpoena and the request and may provide additional materials.

The DOJ, the SEC and other agencies and authorities have a broad range of civil and criminal sanctions they may seek to impose against corporations and individuals in appropriate circumstances including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. Such agencies and authorities have entered into agreements with, and obtained a range of sanctions against, several public corporations and individuals arising from allegations of improper payments and deficiencies in books and records and internal controls, whereby civil and criminal penalties were imposed, including in some cases multi-million dollar fines and other sanctions.

The Company has engaged in settlement discussions with both the DOJ and SEC concerning the issues in Nigeria, Angola and Kazakhstan. There can be no assurance that such discussions will result in a resolution of any or all of these issues; however, we have determined that the settlement discussions are likely to result in a resolution that will include both civil and criminal sanctions as well as significant fines and penalties. Our best estimate of the associated financial charge of $46.1 million was recorded in the fourth quarter of 2006 and is included in selling, general and administrative expenses. If a resolution is not concluded, we believe it is probable that the DOJ and SEC will seek civil and criminal sanctions against us as well as fines and penalties. If ultimately imposed, or if agreed to by settlement, such fines and penalties may exceed the current amount we have estimated and reserved. It is not possible to accurately predict at this time when any of the investigations will be finally resolved.

Further information is contained in the "Environmental Matters" section of Item 1 herein.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, $1.00 par value per share, is principally traded on the New York Stock Exchange. Our common stock is also traded on the SWX Swiss Exchange. As of February 22, 2007, there were approximately 114,100 stockholders and approximately 16,700 stockholders of record.

For information regarding quarterly high and low sales prices on the New York Stock Exchange for our common stock during the two years ended December 31, 2006, and information regarding dividends declared on our common stock during the two years ended December 31, 2006, see Note 17 of the Notes to Consolidated Financial Statements in Item 8 herein.

The following table contains information about our purchases of equity securities during the fourth quarter of 2006.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share [1]	Total Number of Shares Purchased as Part of a Publicly Announced Program [2]	Average Price Paid Per Share [3]	Total Number of Shares Purchased in the Aggregate	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Program [4]
October 1 – 31, 2006	7,318	$ 72.97	3,360,000	$ 69.89	3,367,318	$ –
November 1 – 30, 2006	–	–	–	–	–	–
December 1 – 31, 2006	9,112	66.68	–	–	9,112	–
Total	16,430	$ 69.48	3,360,000	$ 69.89	3,376,430	$ 345,500,000

(1) Represents shares purchased from employees to pay the option exercise price related to stock-for-stock exchanges in option exercises or to satisfy the tax withholding obligations in connection with the vesting of restricted stock awards and restricted stock units.

(2) Repurchases were made under a Stock Purchase Plan with an agent that complied with the requirements of Rule 10b5-1 of the Exchange Act (the "Plan"). On August 2, 2006 we entered into the Plan that ran from August 2, 2006 until October 31, 2006. Under the Plan, the agent repurchased a number of shares of our common stock determined under the terms of the Plan each trading day based on the trading price of the stock on that day. Shares were repurchased under the Plan by the agent at the prevailing market prices, in open market transactions which complied with Rule 10b-18 of the Exchange Act.

(3) Average price paid includes commissions.

(4) On October 27, 2005, the Board of Directors authorized us to repurchase up to $455.5 million of common stock, which was in addition to the balance of $44.5 million remaining from the Board of Directors' September 2002 authorization, resulting in the authorization to repurchase up to a total of $500.0 million of common stock. In April 2006, the Board of Directors authorized the repurchase of an additional $1.8 billion of common stock. At December 31, 2006, we had authorization remaining to repurchase up to a total of $345.5 million of our common stock.

Under our Employee Stock Purchase Plan (the "Plan"), in December 2003, 2004 and 2005, we issued an aggregate of up to 1,552,505 shares of common stock at a price per share of $27.19, $27.34 and $36.27, respectively, without registration under the Securities Act. While included in an amendment to the Plan that was approved by the stockholders, these shares were not covered by registration statements previously filed with respect to the Plan. These shares were registered on November 8, 2006.

Corporate Performance Graph

The following graph compares the yearly change in our cumulative total stockholder return on our common stock (assuming reinvestment of dividends into common stock at the date of payment) with the cumulative total return on the published Standard & Poor's 500 Stock Index and the cumulative total return on Standard & Poor's Oil and Gas Equipment and Services Index over the preceding five-year period.

Comparison of Five-Year Cumulative Total Return*
Baker Hughes Incorporated; S&P 500 Index and S&P Oil and Gas Equipment and Services Index



$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
Baker Hughes
S&P 500 Index
S&P Oil and Gas Equipment and Services Index
2001
2002
2003
2004
2005
2006

	2001	2002	2003	2004	2005	2006
Baker Hughes	$ 100.00	$ 89.58	$ 90.90	$ 122.06	$ 175.50	$ 217.05
S&P 500 Index	100.00	77.90	100.24	111.15	116.61	135.02
S&P Oil and Gas Equipment and Services Index	100.00	88.52	110.41	145.59	216.31	249.92

* Total return assumes reinvestment of dividends on a quarterly basis.

The comparison of total return on investment (change in year-end stock price plus reinvested dividends) assumes that $100 was invested on December 31, 2001 in Baker Hughes common stock, the S&P 500 Index and the S&P Oil and Gas Equipment and Services Index.

The Corporate Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Baker Hughes specifically incorporates it by reference into such filing.

ITEM 6. SELECTED FINANCIAL DATA

The Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data," both contained herein.

	Year Ended December 31,				
(In millions, except per share amounts)	2006	2005	2004	2003	2002
Revenues	$ 9,027.4	$ 7,185.5	$ 6,079.6	$ 5,233.3	$ 4,843.5
Costs and expenses:					
Cost of revenues and research and engineering	5,782.4	4,942.5	4,351.0	3,807.5	3,478.5
Selling, general and administrative	1,310.7	1,009.6	912.2	824.6	805.5
Impairment of investment in affiliate	–	–	–	45.3	–
Restructuring charge reversals	–	–	–	(1.1)	–
Total costs and expenses	7,093.1	5,952.1	5,263.2	4,676.3	4,284.0
Operating income	1,934.3	1,233.4	816.4	557.0	559.5
Equity in income (loss) of affiliates	60.4	100.1	36.3	(137.8)	(69.7)
Gain on sale of interest in affiliate	1,743.5	–	–	–	–
Interest expense	(68.9)	(72.3)	(83.6)	(103.1)	(111.1)
Interest and dividend income	67.5	18.0	6.8	5.3	5.2
Income from continuing operations before income taxes	3,736.8	1,279.2	775.9	321.4	383.9
Income taxes	(1,338.2)	(404.8)	(250.6)	(145.6)	(157.9)
Income from continuing operations	2,398.6	874.4	525.3	175.8	226.0
Income (loss) from discontinued operations, net of tax	20.4	4.9	3.3	(41.3)	(14.6)
Income before cumulative effect of accounting change	2,419.0	879.3	528.6	134.5	211.4
Cumulative effect of accounting change, net of tax	–	(0.9)	–	(5.6)	(42.5)
Net income	$ 2,419.0	$ 878.4	$ 528.6	$ 128.9	$ 168.9
Per share of common stock:					
Income from continuing operations:					
Basic	$ 7.26	$ 2.58	$ 1.57	$ 0.52	$ 0.67
Diluted	7.21	2.56	1.57	0.52	0.67
Dividends	0.52	0.475	0.46	0.46	0.46
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 1,103.7	$ 774.0	$ 319.0	$ 98.4	$ 143.9
Working capital	3,345.9	2,479.4	1,738.3	1,210.5	1,498.6
Total assets	8,705.7	7,807.4	6,821.3	6,416.5	6,499.7
Long-term debt	1,073.8	1,078.0	1,086.3	1,133.0	1,424.3
Stockholders' equity	5,242.9	4,697.8	3,895.4	3,350.4	3,397.2

Notes To Selected Financial Data

(1) *Discontinued operations.* The selected financial data includes reclassifications to reflect Baker Supply Products Division, Baker Hughes Mining Tools, BIRD Machine, EIMCO Process Equipment and our oil producing operations in West Africa as discontinued operations. In 2003, we sold our interest in our oil producing operations in West Africa and in 2002, we sold EIMCO Process Equipment. See Note 2 of the Notes to Consolidated Financial Statements in Item 8 herein for additional information regarding discontinued operations.

(2) *Equity in income (loss) of affiliates and impairment of investment in affiliate.* In 2003, we recorded $135.7 million in equity in income (loss) of affiliates for our share of $452.0 million of certain impairment and restructuring charges taken by WesternGeco, a seismic venture in which we had a 30% interest. The charges related to the impairment of WesternGeco's multiclient seismic library and rationalization of WesternGeco's marine seismic fleet. In addition, as a result of the continued weakness in the seismic industry, we evaluated the value of our investment in WesternGeco and recorded an impairment loss of $45.3 million in 2003 to write-down the investment to its fair value. In 2002, included in equity in income (loss) of affiliates is $90.2 million for our share of a $300.7 million restructuring charge related to WesternGeco's impairment of assets, reductions in workforce, closing certain operations and reducing its marine seismic fleet. In April 2006, we sold our 30% interest in WesternGeco.

(3) *Restructuring charge reversals.* In 2000, our Board of Directors approved a plan to substantially exit the oil and natural gas exploration business and recorded a restructuring charge of $29.5 million. Included in the restructuring charge was $1.1 million for a contractual obligation related to an oil and natural gas property in Angola. The property was sold in 2003, and we reversed the liability related to this contractual obligation.

(4) *Gain on sale of interest in affiliate.* On April 28, 2006, we sold our 30% interest in WesternGeco, a seismic venture we formed with Schlumberger in 2000, to Schlumberger for $2.4 billion. We recorded a pre-tax gain of $1,743.5 million on the sale. See Note 5 of the Notes to Consolidated Financial Statements in Item 8 herein for additional information regarding this sale.

(5) *Cumulative effect of accounting change.* In 2005, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 47 ("FIN 47"), *Accounting for Conditional Asset Retirement Obligations.* In 2003, we adopted Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting for Asset Retirement Obligations.* In 2002, we adopted SFAS No. 142, *Goodwill and Other Intangible Assets.*

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements of "Item 8. Financial Statements and Supplementary Data" contained herein.

Executive Summary

Organization

We are a leading provider of drilling, formation evaluation, completion and production products and services to the worldwide oil and natural gas industry. We report our results under three segments – Drilling and Evaluation, Completion and Production and WesternGeco.

The Drilling and Evaluation segment and the Completion and Production segment are aligned by product line based upon the types of products and services provided to our customers and upon the business characteristics of the divisions during business cycles.

- The Drilling and Evaluation segment consists of the Baker Hughes Drilling Fluids (drilling fluids), Hughes Christensen (oilfield drill bits), INTEQ (drilling, measurement-while-drilling and logging-while-drilling) and Baker Atlas (wireline formation evaluation and wireline completion services) divisions. The Drilling and Evaluation segment provides products and services used to drill and evaluate oil and natural gas wells.
- The Completion and Production segment consists of the Baker Oil Tools (workover, fishing and completion equipment), Baker Petrolite (oilfield specialty chemicals) and Centrilift (electric submersible pumps and progressing cavity pumps) divisions. The Completion and Production segment also includes our ProductionQuest (formerly Production Optimization) business unit. The Completion and Production segment provides equipment and services used from the completion phase through the productive life of oil and natural gas wells.

The WesternGeco segment consisted of our 30% interest in WesternGeco, a seismic venture jointly owned with Schlumberger Limited ("Schlumberger"). On April 28, 2006, we sold our 30% interest in WesternGeco to Schlumberger for $2.4 billion. We recorded a pre-tax gain of $1,743.5 million ($1,035.2 million, net of tax).

The business operations of our divisions are organized around four primary geographic regions: North America; Latin America; Middle East and Asia Pacific; and Europe, Africa, Russia and the Caspian. Each region has a council comprised of regional vice presidents from each division as well as representatives from various functions such as human resources, legal, marketing and health, safety and environmental. The regional vice presidents report directly to each division president. Through this structure, we have placed our management close to the customer, improving our customer relationships and allowing us to react more quickly to local market conditions and needs.

Our corporate headquarters are in Houston, Texas, and we have significant manufacturing operations in various countries, including, but not limited to, the United States (Texas, Oklahoma and Louisiana), the U.K. (Aberdeen, East Kilbride and Belfast), Germany (Celle), and Venezuela (Maracaibo). We operate in over 90 countries around the world and employ approximately 34,600 employees – about one-half of which work outside the U.S.

During 2006, the Baker Hughes worldwide rig count continued to increase, as oil and natural gas companies around the world recognized the need to build productive capacity to meet the growing demand for hydrocarbons and to offset depletion of existing developed reserves. Oil and natural gas prices were at historic highs in 2006, reflecting continued strong demand and relatively low spare productive capacity. We reported revenues of $9,027.4 million for 2006, a 25.6% increase compared with 2005, exceeding the 13.2% increase in the worldwide average rig count for 2006 compared with 2005. In addition to the growth in our revenues from increased activity, our revenues were impacted by pricing improvements and changes in market share in certain product lines. Net income for 2006 was $2,419.0 million, which includes the $1,035.2 million after-tax gain on the sale of our interest in WesternGeco, compared with $878.4 million in 2005.

- North American revenues increased 31.2% in 2006 compared with 2005, while the rig count increased 15.3% for 2006 compared with 2005, driven primarily by land-based drilling for natural gas. In 2005, hurricane-related disruptions negatively impacted our revenues from the U.S. offshore market by approximately $68.0 million. There were no significant hurricane disruptions in 2006.
- Latin American revenues increased 15.3% in 2006 compared with 2005, while the rig count increased 2.5% for 2006 compared with 2005.
- Europe, Africa, Russia and the Caspian revenues increased 22.8% in 2006 compared with 2005. Growth in revenues from Europe and Africa exceeded the increase in the rig counts for both regions for the comparable periods.
- Middle East and Asia Pacific revenues were up 22.9% in 2006 compared with 2005. Revenue from the Middle East was up 27.4% compared to a rig count which increased 25.3% and Asia Pacific revenue was up 18.6% compared to a rig count which increased 1.3%.

The customers for our products and services include the super-major and major integrated oil and natural gas companies, independent oil and natural gas companies and state-owned national oil companies ("NOCs"). Our ability to compete in the oilfield services market is dependent on our ability to differentiate our product and service offerings by technology, service and the price paid for the value we deliver.

The primary driver of our business is our customers' capital and operating expenditures dedicated to exploring, and drilling for, and developing and producing oil and natural gas. Our business is cyclical and is dependent upon our customers' forecasts of future oil and natural gas prices, future economic growth and hydrocarbon demand and estimates of future oil and natural gas production. During 2006, our customers' spending directed to both worldwide oil and North American natural gas projects increased compared with 2005. The increase in spending was driven by the multi-year requirement to find, develop and produce more hydrocarbons to meet the growth in demand, offset production declines, increase inventory levels and increase spare productive capacity. Additionally, the increase was supported by historically high oil and natural gas prices.

The critical success factors for our business are embodied in our long-term strategy, which we call our Strategic Framework. This strategy includes the development and maintenance of a high performance culture founded on our Core Values; our product line focused organization and our focus on Best-in-Class opportunities; maintaining our financial flexibility and financial discipline; and execution of our strategies for product development and commercialization, manufacturing quality and service quality.

Our ongoing effort to develop and maintain a high performance culture starts with our Core Values of Integrity, Teamwork, Performance and Learning. We employ succession planning efforts to develop leaders across all our businesses that embody these Core Values and represent the diversity of our customer base. We hire and train employees from around the world to ensure that we have a well-trained workforce in place to support our business plans.

Our focus on Best-in-Class opportunities starts with our product line focused organization structure. We believe that through our product line focused divisions, we develop the technologies that deliver Best-in-Class value to our customers. As an enterprise, we are also focused on those markets that we believe provide Best-in-Class opportunities for growth. Our management team has identified markets for immediate focus including the Middle East, Russia and the Caspian region, India and NOCs.

Our focus on financial discipline is the backbone of our effort to deliver differential growth at superior margins while earning an acceptable return on our investments throughout the business cycle. Investments are given priority and funded depending on their ability to provide risk-adjusted returns in excess of our cost of capital. Our effort to obtain the best price for our products and services begins with our approach to capital discipline. Over the past few years, we have invested for growth in our business, repaid debt, paid dividends and repurchased stock, and we expect to maintain the financial flexibility needed to undertake such activities in the future.

The last element of our Strategic Framework focuses on our ability to identify, develop and commercialize new products and services that will lead to differential growth at superior margins in our business. The effort extends to every phase of our operations, including continuous improvement programs in our manufacturing facilities and field operations that support our goal of flawless execution at the well site.

The execution of our 2007 business plan and the ability to meet our 2007 financial objectives are dependent on a number of factors. Foremost is the overall strength of the global oilfield services market and, in particular, the strength of the North American natural gas driven oilfield service market. Other factors include, but are not limited to, our ability to: recruit, train and retain the skilled and diverse workforce necessary to meet our business needs; realize price increases commensurate with the value we provide to our customers and in excess of the increase in raw material and labor costs; expand our business in areas that are growing rapidly with customers whose spending is expected to increase substantially (such as NOCs), and in areas where we have market share opportunities (such as the Middle East, Russia and the Caspian region and India); manage increasing raw material and component costs (especially steel alloys, copper, carbide, chemicals and electronic components); continue to make ongoing improvements in the productivity of our manufacturing organization and manage our spending in the North American market depending on the relative strength or weakness of this market.

For a full discussion of risk factors and forward-looking statements, please see the "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" and the "Risk Factors Related to Our Business" in Item 1A. Risk Factors and in the "Forward-Looking Statements" section in Item 7, both contained herein.

Business Environment

Our business environment and its corresponding operating results are significantly affected by the level of energy industry spending for the exploration, development, and production of oil and natural gas reserves. Spending by oil and natural gas exploration and production companies is dependent upon their forecasts regarding the expected future supply and future demand for oil and natural gas products and their estimates of risk-adjusted costs to find, develop, and produce reserves. Changes in oil and natural gas exploration and production spending will normally result in increased or decreased demand for our products and services, which will be reflected in the rig count and other measures.

Oil and Natural Gas Prices

Generally, changes in the current price and expected future price of oil or natural gas drive customers' expectations about their prospects from oil and natural gas sales and their expenditures to explore for or produce oil and natural gas. Accordingly, changes in these expenditures will normally result in increased or decreased demand for our products and services. Oil (Bloomberg West Texas Intermediate (WTI) Cushing Crude Oil Spot Price) and natural gas (Bloomberg Henry Hub Natural Gas Spot Price) prices are summarized in the table below as averages of the daily closing prices during each of the periods indicated.

	2006	2005	2004
Oil prices ($/Bbl)	$ 66.09	$ 56.59	$ 41.51
Natural gas prices ($/mmBtu)*	6.73	8.66	5.90

* In late September 2005, Hurricane Rita damaged natural gas processing facilities in Henry, Louisiana ("Henry Hub") and the New York Mercantile Exchange declared force majeure on its Henry Hub natural gas contracts. As a result, the average natural gas prices for 2005 exclude price data for September 22, 2005 through October 6, 2005 when there was insufficient activity to determine a spot price.

Oil prices averaged a nominal historic high of $66.09/Bbl for the year 2006. Prices reached a high of $77/Bbl in July 2006 before declining to a low of $56/Bbl in late November on concerns of slowing worldwide demand growth. In response to production cuts announced by OPEC in the fourth quarter, prices recovered, ending the year slightly above $61/Bbl. Throughout the year, worldwide demand for hydrocarbons was driven by worldwide economic growth, which was particularly strong in China and developing Asia. Worldwide spare productive capacity remained at historically low levels, and the potential for supply disruptions contributed to price volatility.

Natural gas prices averaged $6.73/mmBtu for the year 2006. In early January 2006, a tight balance between supply and demand resulted in gas prices of just under $10/mmBtu. However, a warmer than normal 2005/2006 winter required lower withdrawals of gas in storage to meet heating demand, and the 2006 injection season began with record levels of natural gas in storage. Throughout the year, inventories continued to increase to historically high levels. In response, natural gas prices dropped below $4/mmBtu in late September. Prices rebounded in November on expectations of cooler weather, before moderating again and ending the year under $6/mmBtu.

Rig Counts

We have been providing rig counts to the public since 1944. We gather all relevant data through our field service personnel, who obtain the necessary data from routine visits to the various rigs, customers, contractors or other outside sources. This data is then compiled and distributed to various wire services and trade associations and is published on our website. Rig counts are compiled weekly for the U.S. and Canada and monthly for all international and U.S. workover rigs. Published international rig counts do not include rigs drilling in certain locations, such as Russia, the Caspian and onshore China, because this information cannot be readily obtained.

Rigs in the U.S. are counted as active if, on the day the count is taken, the well being drilled has been started but drilling has not been completed and the well is anticipated to be of sufficient depth, which may change from time to time and may vary from region to region, to be a potential consumer of our drill bits. Rigs in Canada are counted as active if data obtained by the Canadian Association of Oilwell Drillers and Contractors indicates that drilling operations have occurred during the week and we are able to verify this information. In most international areas, rigs are counted as active if drilling operations have taken place for at least 15 days during the month. In some active international areas where better data is available, a weekly or daily average of active rigs is taken. In those international areas where there is poor availability of data, the rig counts are estimated from third party data. The rig count does not include rigs that are in transit from one location to another, are rigging up, are being used in non-drilling activities, including production testing, completion and workover, or are not significant consumers of drill bits.

Our rig counts are summarized in the table below as averages for each of the periods indicated.

	2006	2005[1]	2004[1]
U.S. – land and inland waters	1,559	1,290	1,095
U.S. – offshore	90	93	97
Canada	471	455	365
North America	2,120	1,838	1,557
Latin America	324	316	290
North Sea	49	43	39
Other Europe	28	27	31
Africa	58	50	49
Middle East	238	190	175
Asia Pacific	228	225	197
Outside North America	925	851	781
Worldwide	3,045	2,689	2,338
U.S. Workover Rigs	1,572	1,356	1,235

(1) Restated to exclude rig counts for Iran and Sudan, which counts were discontinued as of December 31, 2005.

The U.S. land and inland waters rig count increased 20.9% in 2006 compared with 2005, due to the increased natural gas drilling activity. The U.S. offshore rig count decreased 3.2% in 2006 compared with 2005, reflecting the activity disruptions caused by hurricanes in the Gulf of Mexico in the third quarter of 2005. The Canadian rig count increased 3.5% over 2005 levels due to the higher natural gas drilling activity.

Outside North America, the rig count increased 8.7% in 2006 compared with 2005. The rig count in Latin America increased 2.5% in 2006 compared with 2005, driven primarily by activity increases in Venezuela, Colombia and Brazil. The North Sea rig count increased 14.0% in 2006 compared with 2005. The rig count in Africa increased by 16.0% in 2006 compared with 2005. Activity in 2006 in the Middle East increased 25.3% compared with 2005, driven primarily by activity increases in Saudi Arabia, Egypt, Pakistan and Yemen. The rig count in the Asia Pacific region was up 1.3% in 2006 compared with 2005, primarily due to activity increases in India, Indonesia, offshore China and Thailand.

Worldwide Oil and Natural Gas Industry Outlook

This section should be read in conjunction with the factors described in the "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" and the "Risk Factors Related to Our Business" in Item 1A. Risk Factors and in the "Forward-Looking Statements" section in Item 7, both contained herein. These factors could impact, either positively or negatively, our expectation for oil and natural gas demand, oil and natural gas prices and drilling activity.

Our outlook is based upon our expectations for customer spending. Our expectations for customer spending are in turn driven by our perception of industry expectations for energy prices and their likely impact on customer capital and operating budgets. Our forecasts are based on information provided by our customers as well as market research and analyst reports including the *Short Term Energy Outlook* ("STEO") published by the Energy Information Administration of the U.S. Department of Energy ("DOE"), the *Oil Market Report* published by the International Energy Agency ("IEA") and the *Monthly Oil Market Report* published by the Organization for Petroleum Exporting Countries ("OPEC").

Oil – In its January 2007 STEO, the DOE forecasted oil prices to average $64/Bbl in 2007. The DOE has forecasted a high case of approximately $75/Bbl and a low case of approximately $55/Bbl. The DOE expects oil prices to be within this band 95% of the time. While both inventories and spare productive capacity have increased recently, the lack of spare productive capacity, which buffers the market from supply disruptions, remains relatively low and is an indicator that supply and demand remain relatively tightly balanced. The increase in spare productive capacity has been and will be driven by planned cuts in OPEC production which are aimed at supporting near-term oil prices while allowing for non-OPEC production increases.

We believe that the DOE's forecasts are similar to the forecasts our customers are using to plan their current spending levels and, with prices averaging between $55/Bbl and $75/Bbl, our customers will continue to execute their capital budgets as planned. Our customers are more likely to reduce their capital budgets if the oil price were expected to trade below $55/Bbl for an extended period of time. The risks to oil prices falling significantly below $55/Bbl include (1) a significant economic recession in either the US and/or China; (2) increases in Russian oil exports or non-OPEC production; (3) any significant disruption to worldwide demand; (4) reduced geo-political tensions; (5) poor OPEC Quota discipline; or (6) other factors that result in spare productive capacity and higher oil inventory levels or decreased demand. If prices were to rise significantly above $75/Bbl there is a risk that the high energy price environment could destroy demand and significantly slow economic growth. If economic growth were to slow, our customers would likely decrease their capital spending from current levels. The primary risk of oil prices exceeding $75/Bbl is a supply disruption in a major oil exporting country including Iran, Saudi Arabia, Iraq, Venezuela, Nigeria or Norway.

Natural Gas – In its January 2007 STEO, the DOE forecasted that natural gas prices are expected to average $7.05/mmBtu in 2007 with monthly averages varying between $6.40/mmBtu and $8.70/mmBtu depending on seasonality. The DOE also publishes a high and low case and expects gas to trade between these two cases 95% of the time. The low case varies between $4.10/mmBtu and $5.40/mmBtu, depending on seasonality, and the high case varies between $8.60/mmBtu and $12.90/mmBtu, depending on seasonality. Prices are expected to remain volatile through 2007 with weather-driven demand and storage levels playing significant roles in determining prices.

If weather-dependent demand is strong enough to bring storage in-line with historical norms, we expect natural gas to trade in the upper half of the DOE's forecast range. If weather-related demand is insufficient to bring storage in-line with historic norms, we believe that natural gas prices could approach the bottom of the DOE's forecast range. Based on industry data regarding decline rates, we believe that a significant reduction in drilling activity would result in decreased production within one or two quarters helping to rebalance supply and demand quickly and prices would move from the bottom of the DOE's range to the middle or top of the range. We believe that our customers' forecasts are similar to the DOE's and that they recognize that the long-term positive fundamentals for natural gas remain intact.

Customer Spending – Based upon our discussions with major customers, review of published industry reports and our outlook for oil and natural gas prices described above, anticipated customer spending trends are as follows:

- Outside North America – Customer spending, primarily directed at developing oil supplies, is expected to increase approximately 17% to 19% in 2007 compared with 2006.
- North America – Customer spending in North America, primarily towards developing natural gas supplies, is expected to remain uncertain until our customers analyze end of winter natural gas storage levels.

Drilling Activity – Based upon our outlook for oil and natural gas prices and customer spending described above, our outlook for drilling activity, as measured by the Baker Hughes rig count, is as follows:

- Drilling activity outside of North America is expected to increase approximately 9% to 11% in 2007 compared with 2006.
- Drilling activity in North America is dependent upon our customers' assessment of end of winter natural gas storage levels.

Risk Factors Related to the Worldwide Oil and Natural Gas Industry

For discussion of our risk factors and cautions regarding forward-looking statements, see the "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" in Item 1A. Risk Factors and in the "Forward-Looking Statements" section in Item 7, both contained herein. The risk factors discussed there are not intended to be all inclusive.

Business Outlook

This section should be read in conjunction with the factors described in the "Risk Factors Related to Our Business," "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" and "Forward-Looking Statements" sections contained herein. These factors could impact, either positively or negatively, our expectation for oil and natural gas demand, oil and natural gas prices and drilling activity.

In our outlook for 2007, we took into account the factors described herein.

In 2006, 2005 and 2004, revenues outside North America were 55.7%, 57.6% and 58.5% of total revenues, respectively. In 2007, we expect revenues outside North America to increase approximately 17% to 19% compared with 2006, continuing the multi-year trend of growth in customer spending. Spending on large projects by NOCs is expected to reflect established seasonality trends, resulting in softer revenues in the first half of the year and stronger revenues in the second half. In addition, customer spending could be affected by weather-related reductions in the North Sea in the first and second quarters of 2007. The Middle East, Africa and Latin America regions are expected to grow significantly in 2007 compared with 2006. Our expectations for spending and revenue growth could decrease if there are disruptions in key oil and natural gas production markets, such as Venezuela or Nigeria. Our assumptions regarding overall growth in customer spending outside of North America assume strong economic growth in the United States, China and the balance of the world outside of North America, resulting in an average oil price exceeding $50/Bbl. Pricing improvement in 2007 is expected to contribute about one-half of the contribution it made in 2006 compared to 2005. In the first of quarter 2007, earnings per diluted share are expected to be in the range of $1.08 to $1.10 per diluted share.

In 2006, 2005 and 2004, North American revenues were 44.3%, 42.4%, and 41.5% of total revenues, respectively. Revenue growth in 2007 from North America remains uncertain given its dependence on the impact of weather-driven demand on natural gas storage levels.

In 2006, WesternGeco contributed $58.7 million of equity in income of affiliates compared with $96.7 million of equity in income of affiliates in 2005. We sold our 30% interest in WesternGeco in April of 2006.

Other factors that could have a significant positive impact on profitability include: increasing prices for our products and services; lower than expected raw material and labor costs; and/or higher than planned activity. Conversely, less than expected price increases or price deterioration, higher than expected raw material and labor costs and/or lower than expected activity would have a negative impact on profitability. Our ability to improve pricing is dependent on demand for our products and services and our competitors' strategies of managing capacity. While the commercial introduction of new technology is an important factor in realizing pricing improvement, without capital discipline throughout the industry as a whole, meaningful improvements in our prices are not likely to be realized.

We do business in approximately 90 countries including over one-half of the 30 countries having the lowest scores, which indicates high levels of corruption, in Transparency International's Corruption Perception Index ("CPI") survey for 2006. We devote significant resources to the development, maintenance and enforcement of our Business Code of Conduct policy, our Foreign Corrupt Practices Act (the "FCPA") policy, our internal control processes and procedures and other compliance related policies. Notwithstanding the devotion of such resources, and in part as a consequence thereof, from time to time we discover or receive information alleging potential violations of laws and regulations, including the FCPA and our policies, processes and procedures. We conduct internal investigations of these potential violations and take appropriate action depending upon the outcome of the investigation. In addition, U.S. government agencies and authorities are conducting investigations into allegations of potential violations of laws.

We anticipate that the devotion of significant resources to compliance related issues, including the necessity for investigations, will continue to be an aspect of doing business in a number of the countries in which oil and natural gas exploration, development and production take place and in which we are requested to conduct operations. Compliance related issues could limit our ability to do business in these countries. In order to provide products and services in some of these countries, we may in the future utilize ventures with third parties, sell products to distributors or otherwise modify our business approach in order to improve our ability to conduct our business in accordance with laws and regulations and our Business Code of Conduct. In the third quarter of 2005, our independent foreign subsidiaries initiated a process to prohibit any business activity that directly or indirectly involves or facilitates transactions in Iran, Sudan or with their governments, including government-controlled companies operating outside of these countries. Implementation of this process was substantially completed as of December 31, 2006 and did not have a material impact on our consolidated financial statements.

Risk Factors Related to Our Business

For discussion of our risk factors and cautions regarding forward-looking statements, see the "Risk Factors Related to Our Business" in Item 1A. Risk Factors and in the "Forward-Looking Statements" section, both contained herein. This list of risk factors is not intended to be all inclusive.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures and about contingent assets and liabilities. We base these estimates and judgments on historical experience and other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which we operate changes.

We have defined a critical accounting estimate as one that is both important to the portrayal of either our financial condition or results of operations and requires us to make difficult, subjective or complex judgments or estimates about matters that are uncertain. We have discussed the development and selection of our critical accounting estimates with the Audit/Ethics Committee of our Board of Directors and the Audit/Ethics Committee has reviewed the disclosure presented below. During the past three fiscal years, we have not made any material changes in the methodology used to establish the critical accounting estimates discussed below. We believe that the following are the critical accounting estimates used in the preparation of our consolidated financial statements. In addition, there are other items within our consolidated financial statements that require estimation but are not deemed critical as defined above.

Allowance for Doubtful Accounts

The determination of the collectibility of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers' payment history and current credit worthiness to determine that collectibility is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make frequent judgments and estimates regarding our customers' ability to pay amounts due us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not make the required payments at either contractual due dates or in the future. At December 31, 2006 and 2005, allowance for doubtful accounts totaled $50.5 million, or 2.4%, and $51.4 million, or 3.0%, of total gross accounts receivable, respectively. We believe that our allowance for doubtful accounts is adequate to cover potential bad debt losses under current conditions; however, uncertainties regarding changes in the financial condition of our customers, either adverse or positive, could impact the amount and timing of any additional provisions for doubtful accounts that may be required. A five percent change in the allowance for doubtful accounts would have had an impact on income from continuing operations before income taxes of approximately $2.5 million in 2006.

Inventory Reserves

Inventory is a significant component of current assets and is stated at the lower of cost or market. This requires us to record provisions and maintain reserves for excess, slow moving and obsolete inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to estimates of future product demand, market conditions, production requirements and technological developments. These estimates and forecasts inherently include uncertainties and require us to make judgments regarding potential outcomes. At December 31, 2006 and 2005, inventory reserves totaled $211.7 million, or 12.2%, and $201.3 million, or 15.2%, of gross inventory, respectively. We believe that our reserves are adequate to properly value potential excess, slow moving and obsolete inventory under current conditions. Significant or unanticipated changes to our estimates and forecasts, either adverse or positive, could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required. A five percent change in this inventory reserve balance would have had an impact on income from continuing operations before income taxes of approximately $10.6 million in 2006.

Impairment of Long-Lived Assets

Long-lived assets, which include property, goodwill, intangible assets, investments in affiliates and certain other assets, comprise a significant amount of our total assets. We review the carrying values of these assets for impairment periodically, and at least annually for goodwill, or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make judgments regarding long-term forecasts of future revenues and costs related to the assets subject to review. In turn, these forecasts are uncertain in that they require assumptions about demand for our products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions; however, based upon our evaluation of the current business climate in which we operate, we do not currently anticipate that any significant asset impairment losses will be necessary in the foreseeable future.

Income Taxes

The liability method is used for determining our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for valuation allowances, we have considered and made judgments and estimates regarding estimated future taxable income and ongoing prudent and feasible tax planning strategies. These estimates and judgments include some degree of uncertainty and changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets. Historically, changes to valuation allowances have been caused by major changes in the business cycle in certain countries and changes in local country law. The ultimate realization of the deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions.

We operate in more than 90 countries under many legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subjected to audit by the tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. Resolution of these situations inevitably includes some degree of uncertainty; accordingly, we provide taxes only for the amounts we believe will ultimately result from these proceedings. The resulting change to our tax liability, if any, is dependent on numerous factors that are difficult to estimate. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; the sheer number of countries in which we do business; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Our experience has been that the estimates and assumptions we have used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide, and the potential exists, however limited, that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amount accrued. Although we have provided for the taxes that we believe will ultimately be payable as a result of these assessments, the aggregate assessments are approximately $36.2 million in excess of the taxes provided for in our consolidated financial statements.

In addition to the aforementioned assessments that have been received from various tax authorities, we frequently provide for taxes in situations where assessments have not been received. When we consider it probable that the taxes ultimately payable will exceed the amounts reflected in filed tax returns, we provide such additional taxes under the guidance in Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies*. Future events such as changes in the facts or tax law, judicial decisions regarding the application of existing law or a favorable audit outcome may later indicate the assertion of additional taxes is no longer probable. In that circumstance, it is possible that taxes previously provided would be released.

Pensions and Postretirement Benefit Obligations

Pensions and postretirement benefit obligations and the related plan expenses are calculated using actuarial models and methods. This involves the use of two critical assumptions, the discount rate and the expected rate of return on assets, both of which are important elements in determining plan expenses and in measuring plan assets and liabilities. We evaluate these critical assumptions at least annually. Although considered less critical, other assumptions used in determining benefit obligations and plan expenses, such as demographic factors like retirement age, mortality and turnover, are also evaluated periodically and are updated to reflect our actual and expected experience.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The development of the discount rate for our U.S. plans was based on a bond matching model whereby a hypothetical bond portfolio of high-quality, fixed-income securities is selected that will match the cash flows underlying the projected benefit obligation. The discount rate assumption for our non-U.S. plans reflects the market rate for high-quality, fixed-income securities. A lower discount rate increases the present value of benefit obligations and increases plan expenses. We used a discount rate of 5.5% in 2006, 6.0% in 2005 and 6.3% in 2004 to determine plan expenses. A 50 basis point reduction in the discount rate would have had an impact on income from continuing operations before income taxes of approximately $1.5 million in 2006.

To determine the expected rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. A lower rate of return increases plan expenses. We assumed rates of return on our plan investments were 8.5% in 2006, 2005 and 2004. A 50 basis point reduction in the expected rate of return on assets of our principal plans would have had an impact on income from continuing operations before income taxes of approximately $2.0 million in 2006.

Discontinued Operations

In the fourth quarter of 2005, our management initiated and our Board of Directors approved a plan to sell the Baker Supply Products Division ("Baker SPD"), a product line group within the Completion and Production segment, which distributes basic supplies, products and small tools to the drilling industry. In March 2006, we completed the sale of Baker SPD and received cash proceeds of $42.5 million. We recorded a gain on the sale of $19.2 million, net of tax of $11.0 million, which consisted of an after-tax gain on the disposal of $16.9 million and $2.3 million related to the recognition of the cumulative foreign currency translation adjustments into earnings.

In September 2004, we completed the sale of Baker Hughes Mining Tools ("BHMT"), a product line group within the Drilling and Evaluation segment that manufactured rotary drill bits used in the mining industry, for $31.5 million. We recorded a gain on the sale of $0.2 million, net of tax of $3.6 million, which consisted of an after-tax gain on the disposal of $6.8 million offset by a loss of $6.6 million related to the recognition of the cumulative foreign currency translation adjustments into earnings.

In January 2004, we completed the sale of BIRD Machine ("BIRD") and recorded a loss on the sale of $0.5 million with no tax benefit. We received $5.6 million in proceeds, which were subject to post-closing adjustments to the purchase price, and retained certain accounts receivable, inventories and other assets. During the second quarter of 2004, we made a net payment of $6.8 million to the buyer in settlement of the final purchase price adjustments. The adjustments were the result of changes in the value of assets sold to and liabilities assumed by the buyer between the date the initial sales price was negotiated and the closing of the sale.

We have reclassified the consolidated financial statements for all prior periods presented to reflect these operations as discontinued. See Note 2 of the Notes to Consolidated Financial Statements in Item 8 herein for additional information regarding discontinued operations.

Results of Operations

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represent our analysis of significant changes or events that impact the comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where possible and practical, have quantified the impact of such items. The discussions are based on our consolidated financial results, as individual segments do not contribute disproportionately to our revenues, profitability or cash requirements. In addition, the discussions below for revenues and cost of revenues are on a combined basis as the business drivers for the individual components of product sales and service and rentals are similar.

The table below details certain consolidated statement of operations data and their percentage of revenues for 2006, 2005 and 2004 (dollar amounts in millions).

	2006		2005		2004	
	$	%	$	%	$	%
Revenues	$ 9,027.4	100.0%	$ 7,185.5	100.0%	$ 6,079.6	100.0%
Cost of revenues	5,443.5	60.3%	4,642.9	64.6%	4,079.3	67.1%
Research and engineering	338.9	3.8%	299.6	4.2%	271.7	4.5%
Selling, general and administrative	1,310.7	14.5%	1,009.6	14.1%	912.2	15.0%

Revenues

Revenues for 2006 increased 25.6% compared with 2005, primarily due to increases in activity, as evidenced by a 13.2% increase in the worldwide average rig count, pricing improvements between seven and nine percent, introduction of new products and net increases or decreases in market share in selected product lines and geographic areas. Revenues in North America, which accounted for 44.3% of total revenues, increased 31.2% for 2006 compared with 2005. This increase reflects a continued broad based increase in drilling activity in the U.S., as evidenced by the 15.3% increase in the North American rig count, with activity dominated by land-based gas-directed drilling. Revenues outside North America, which accounted for 55.7% of total revenues, increased 21.5% for 2006 compared with 2005. This increase reflects the improvement in international drilling activity, as evidenced by the 8.7% increase in the rig count outside North America, particularly in the Middle East, Africa and the North Sea, coupled with pricing improvements in certain markets and product lines.

Revenues for 2005 increased 18.2% compared with 2004, primarily due to increases in activity, as evidenced by a 14.8% increase in the worldwide rig count, pricing improvements of between four and six percent and increases in market share in selected product lines and geographic areas. These increases were partially offset by the impact of hurricanes in the Gulf of Mexico in 2005. Revenues in North America, which accounted for 42.4% of total revenues, increased 20.9% for 2005 compared with 2004, despite the unfavorable impact on our U.S. offshore revenues of approximately $68.0 million from hurricane-related disruptions. This increase reflects increased activity in the U.S., as evidenced by the 18.0% increase in the North American rig count, with activity dominated by land-based gas-directed drilling. Revenues outside North America, which accounted for 57.6% of total revenues, increased 16.3% for 2005 compared with 2004. This increase reflects the improvement in international drilling activity in 2005, as evidenced by the 8.6% increase in the rig count outside North America, particularly in Latin America, the Middle East and Asia Pacific, coupled with price increases in certain markets and product lines.

Cost of Revenues

Cost of revenues for 2006 increased 17.2% compared with 2005. Cost of revenues as a percentage of revenues was 60.3% and 64.6% for 2006 and 2005, respectively. The decrease in cost of revenues as a percentage of consolidated revenues was primarily the result of overall average price increases between seven and nine percent and continued high utilization of our rental tool fleet and personnel. A change in the geographic and product mix from the sale of our products and services also contributed to the decrease in the cost of revenues as a percentage of revenues. This increase was partially offset by higher raw material costs and employee compensation costs. In addition to these factors, during the fourth quarter of 2006, we revised the accounting procedures related to certain inventory for our Baker Atlas division resulting in a one time reduction in cost of revenues in 2006 of approximately $21.2 million.

Cost of revenues for 2005 increased 13.8% compared with 2004. Cost of revenues as a percentage of revenues was 64.6% and 67.1% for 2005 and 2004, respectively. The decrease in cost of revenues as a percentage of consolidated revenues was primarily the result of overall average price increases between four and six percent and very high utilization of our rental tool fleet and personnel. This increases was partially offset by higher raw material costs and employee compensation expenses.

Research and Engineering

Research and engineering expenses increased 13.1% in 2006 compared with 2005 and 10.3% in 2005 compared with 2004. The increase in both years reflect our commitment in developing and commercializing new technologies as well as investing in our core product offerings.

Selling, General and Administrative

Selling, general and administrative expenses increased 29.8% in 2006 compared with 2005. The increase corresponds with increased activity and resulted primarily from higher marketing and employee compensation costs, including stock-based compensation which increased $26.0 million due to the adoption of Statement of Financial Accounting Standard No. 123(R) – *Shared Based Payment*, using the modified prospective application method. The increase also results from the financial charge of $46.1 million recorded in the fourth quarter of 2006 in connection with the settlement negotiations with the SEC and DOJ.

Selling, general and administrative expenses increased 10.7% in 2005 compared with 2004. The increase corresponds with increased activity and resulted primarily from higher marketing and employee compensation expenses.

Equity in Income of Affiliates

Equity in income of affiliates decreased $39.7 million in 2006 compared with 2005. The decrease in equity in income of affiliates for 2006 is primarily due to the sale of our 30% interest in WesternGeco, our most significant equity method investment, on April 28, 2006.

Equity in income of affiliates increased $63.8 million in 2005 compared with 2004. The increase is primarily due to the increase in equity in income of WesternGeco. In 2005, WesternGeco's revenue and profitability continued to improve as a result of ongoing favorable market conditions in the seismic industry.

Gain on Sale of Interest in Affiliate

On April 28, 2006, we sold our 30% interest in WesternGeco for $2.4 billion in cash. We recorded a pre-tax gain of $1,743.5 million ($1,035.2 million, net of tax).

Interest Expense and Interest and Dividend Income

Interest expense decreased $3.4 million in 2006 compared with 2005. The decrease was primarily due to lower total debt levels. Interest and dividend income in 2006 increased $49.5 million over 2005, primarily due to the interest and dividends earned on the invested cash received from the sale of our interest in WesternGeco.

Interest expense decreased $11.3 million in 2005 compared with 2004. The decrease was primarily due to lower total debt levels partially offset by the impact of the interest rate swap agreement that was in place from April 2004 through June 2005. The lower total debt levels were a result of the repayment of $350.0 million of long-term debt in the second quarter of 2004. Interest and dividend income in 2005 increased $11.2 million over 2004, due to significantly higher cash balances and short-term investments during the year resulting primarily from higher cash flows from operations.

Income Taxes

Our effective tax rate in 2006 is higher than the U.S. statutory income tax rate of 35% due to taxes related to the sale of our interest in the WesternGeco venture and state income taxes, offset by lower rates of tax on our international operations. During 2006, we provided $708.3 million for taxes related to the sale of our interest in WesternGeco, which included an estimate of taxes related to the future repatriation of the non-U.S. proceeds. In 2005, we reflected a $10.6 million reduction to tax expense attributable to the recognition of a deferred tax asset associated with our supplemental retirement plan ("SRP").

Our tax filings for various periods are subjected to audit by tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We believe that these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. We have received tax assessments from various tax authorities and are currently at varying stages of appeals and/or litigation regarding these matters. We have provided for the amounts we believe will ultimately result from these proceedings. We believe we have substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable.

Cumulative Effect of Accounting Change

On December 31, 2005, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 47, *Conditional Asset Retirement Obligations* ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The adoption of FIN 47 resulted in a charge of $0.9 million, net of tax of $0.5 million, recorded as the cumulative effect of accounting change in the consolidated statement of operations. In conjunction with the adoption, we recorded conditional asset retirement obligations of $1.6 million as the fair value of the costs associated with the special handling of asbestos related materials in certain facilities.

Liquidity And Capital Resources

Our objective in financing our business is to maintain adequate financial resources and access to additional liquidity. During 2006, cash flows from operations and proceeds from the sale of our interest in WesternGeco were the principal sources of funding. We anticipate that cash flows from operations will be sufficient to fund our liquidity needs in 2007. We also have a $500.0 million committed revolving credit facility that provides back-up liquidity in the event an unanticipated and significant demand on cash flows could not be funded by operations.

Our capital planning process is focused on utilizing cash flows generated from operations in ways that enhance the value of our Company. In 2006, we used cash for a variety of activities including working capital needs, payment of dividends, repurchase of common stock and capital expenditures.

Cash Flows

Cash flows provided (used) by continuing operations by type of activity were as follows for the years ended December 31 (in millions):

	2006	2005	2004
Operating activities	$ 589.7	$ 949.6	$ 781.8
Investing activities	1,376.2	(465.3)	(196.3)
Financing activities	(1,926.4)	(108.1)	(352.2)

Statements of cash flows for entities with international operations that are local currency functional exclude the effects of the changes in foreign currency exchange rates that occur during any given year, as these are noncash changes. As a result, changes reflected in certain accounts on the consolidated statements of cash flows may not reflect the changes in corresponding accounts on the consolidated balance sheets.

Operating Activities

Cash flows from operating activities of continuing operations provided $589.7 million for the year ended December 31, 2006 compared with $949.6 million for the year ended December 31, 2005. Cash flows from operating activities for 2006 were reduced by $555.1 million of income tax payments related to the gain on the sale of our interest in WesternGeco. Excluding these income tax payments, cash flows from operating activities were $1,144.8 million, an increase of $195.2 million from the prior year. This increase is primarily due to an increase in income from continuing operations partially offset by a change in net operating assets and liabilities that used cash flows. Cash flows from operating activities, excluding the WesternGeco transaction in 2006, have been steadily increasing over the last three years and we expect this trend to continue in 2007.

The underlying drivers of the changes in operating assets and liabilities are as follows:

- An increase in accounts receivable used $316.4 million in cash in 2006 compared with using $329.4 million in cash in 2005. This was due to an increase in revenues partially offset by a decrease in the quarterly days sales outstanding (defined as the average number of days our net trade receivables are outstanding based on quarterly revenues) of approximately two days.
- A build up in inventory in anticipation of and related to increased activity used $364.9 million in cash in 2006 compared with using $108.7 million in cash in 2005.
- An increase in accounts payable, accrued employee compensation and other accrued liabilities provided $173.2 million in cash in 2006 compared with providing $214.7 million in cash in 2005. This was due primarily to increased activity and increased employee compensation accruals.

Our contributions to our defined benefit pension plans in 2006 were approximately $34.0 million, a decrease of approximately $14.0 million compared to 2005, primarily due to reduced contributions in 2006 in anticipation of the merger of two U.S. pension plans on January 1, 2007.

Cash flows from operating activities of continuing operations increased $167.8 million in 2005 compared with 2004. This increase was primarily due to an increase in income from continuing operations of $349.1 million partially offset by a change in net operating assets and liabilities that used $180.6 million more in cash flows during 2005 compared with 2004.

The underlying drivers of the changes in operating assets and liabilities are as follows:

- An increase in accounts receivable used $329.4 million in cash in 2005 compared with using $173.7 million in cash in 2004. This was due to an increase in revenues and an increase in the quarterly days sales outstanding (defined as the average number of days our net trade receivables are outstanding based on quarterly revenue) of approximately three days.
- A build up in inventory in anticipation of and related to increased activity used $108.7 million in cash in 2005 compared with using $3.2 million in cash in 2004.
- An increase in accounts payable, accrued employee compensation and other accrued liabilities provided $214.7 million in cash in 2005 compared with providing $175.6 million in cash in 2004. This was due primarily to increased activity and increased employee compensation accruals.

Our contributions to our defined benefit pension plans in 2005 were approximately $48.0 million, a decrease of approximately $62.0 million compared to 2004. In 2004, management made the decision to fund at higher levels to reduce the underfunded status of certain pension plans.

Investing Activities

Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of rental tools in place to generate revenues from operations. Expenditures for capital assets totaled $922.2 million, $478.3 million and $348.2 million for 2006, 2005 and 2004, respectively. The majority of these expenditures were for rental tools, including wireline tools, and machinery and equipment. The increase in capital assets in 2006 is a result of increased demand for our products and services.

During 2006, we paid $66.2 million for acquisitions of businesses, net of cash acquired. In the first quarter of 2006, we acquired Nova Technology Corporation ("Nova") for $55.4 million, net of cash acquired of $3.0 million, plus assumed debt. In the second and third quarters of 2006, we made three acquisitions for $10.8 million, net of cash acquired of $0.7 million.

During 2005, we paid $46.8 million for acquisitions of businesses, net of cash acquired. In December, we purchased Zeroth Technology Limited ("Zertech") for $20.3 million. In November, we paid $25.5 million, net of cash acquired of $1.7 million, for the remaining 50% interest in QuantX Wellbore Instrumentation ("QuantX"). During 2005, we also made smaller acquisitions having an aggregate purchase price of $1.0 million.

In 2004, we paid $6.6 million for acquisition of businesses, net of cash acquired. We purchased the remaining 60% interest in Luna Energy L.L.C. ("Luna"), a venture we entered into in 2002, for $1.0 million. We also paid $5.6 million in settlement of the final purchase price related to an acquisition completed in a prior year and invested an additional $7.1 million in certain of our investments in affiliates.

During 2006, we purchased $3,882.9 million of and received proceeds of $3,606.2 million from maturing auction rate securities, which are highly liquid, variable-rate debt securities. During 2005, we purchased $77.0 million of auction rate securities. While the underlying security has a long-term maturity, the interest rate is reset through Dutch auctions that are typically held every 7, 28 or 35 days, creating short-term liquidity. These short-term investments are classified as available-for-sale securities and are recorded at cost, which approximates market value.

Proceeds from disposal of assets were $135.4 million, $90.1 million and $106.9 million for 2006, 2005 and 2004, respectively. These disposals relate to rental tools that were lost-in-hole, as well as machinery, rental tools and equipment no longer used in operations that were sold throughout the year. Included in the proceeds for 2006 and 2004 was $10.4 million and $12.2 million, respectively, related to the sale of certain real estate properties held for sale.

On April 28, 2006, we sold our 30% interest in WesternGeco for $2.4 billion in cash. WesternGeco also made a cash distribution of $59.6 million prior to closing. In 2005, we received distributions of $30.0 million from WesternGeco, which were recorded as a reduction in the carrying value of our investment. We also received $13.3 million from Schlumberger related to the WesternGeco true-up payment, of which $13.0 million was recorded as a reduction in the carrying value of our investment and $0.3 million as interest income.

In 2006, we received $46.3 million in net proceeds from the sale of certain businesses and our interest in an affiliate. Specifically, in March 2006, we completed the sale of Baker SPD and received $42.5 million in proceeds, and we received

$3.8 million from the release of the remaining amount held in escrow related to our sale of Petreco International. In May 2005, we received $3.7 million from the initial release of this escrow.

In 2004, we received $58.7 million in net proceeds from the sale of certain businesses and our interest in an affiliate. Specifically, in January 2004, we completed the sale of BIRD and received $5.6 million in proceeds, which were subject to post-closing adjustments to the purchase price. In June 2004, we made a net payment of $6.8 million to the buyer of BIRD in settlement of the final purchase price adjustments. In February 2004, we completed the sale of our minority interest in Petreco International, a venture we entered into in 2001, and received proceeds of $35.8 million, of which $7.4 million was placed in escrow pending the outcome of potential indemnification obligations pursuant to the sales agreement. In September 2004, we also completed the sale of BHMT and received proceeds of $31.5 million.

We routinely evaluate potential acquisitions of businesses of third parties that may enhance our current operations or expand our operations into new markets or product lines. We may also from time to time sell business operations that are not considered part of our core business.

Financing Activities

We had net (repayments) borrowings of commercial paper and other short-term debt of $(8.8) million, $(71.1) million and $35.5 million in 2006, 2005 and 2004, respectively. In 2004, we repaid the $100.0 million 8.0% Notes due May 2004 and the $250.0 million 7.875% Notes due June 2004. These repayments were funded with cash on hand, cash flows from operations and the issuance of commercial paper. Total debt outstanding at December 31, 2006 was $1,075.1 million, a decrease of $12.8 million compared with December 31, 2005. The total debt to total capitalization (defined as total debt plus stockholders' equity) ratio was 0.17 at December 31, 2006 and 0.19 at December 31, 2005.

In April 2004, we entered into an interest rate swap agreement for a notional amount of $325.0 million associated with our 6.25% Notes due January 2009. The interest rate swap agreement was designated and qualified as a fair value hedging instrument. Due to our outlook for interest rates, we terminated the interest rate swap agreement in June 2005, which required us to make a payment of $5.5 million. This amount was deferred and is being amortized as an increase to interest expense over the remaining life of the underlying debt security.

We received proceeds of $92.5 million, $228.1 million and $115.9 million in 2006, 2005 and 2004, respectively, from the issuance of common stock through the exercise of stock options and the employee stock purchase plan.

On October 27, 2005, the Board of Directors authorized us to repurchase up to $455.5 million of common stock, which was in addition to the balance of $44.5 million remaining from the Board of Directors' September 2002 authorization, resulting in the authorization to repurchase up to a total of $500.0 million of common stock. During 2005, we repurchased 1.7 million shares of our common stock at an average price of $58.17 per share, for a total of $98.5 million. In April 2006, the Board of Directors authorized the repurchase of an additional $1.8 billion of common stock. During 2006, we repurchased 24.3 million shares of our common stock at an average price of $76.50 per share, for a total of $1,856.0 million. At December 31, 2006, we had authorization remaining to repurchase up to a total of $345.5 million of our common stock.

We paid dividends of $172.6 million, $161.1 million and $153.6 million in 2006, 2005 and 2004, respectively. Beginning in the fourth quarter of 2005 as authorized by our Board of Directors, we increased our quarterly dividend to $0.13 per share, compared to $0.115 per share that was paid in prior quarters.

Available Credit Facilities

At December 31, 2006, we had $1,057.8 million of credit facilities with commercial banks, of which $500.0 million is a committed revolving credit facility (the "facility") that expires in July 2011. The facility provides for up to two one-year extensions, subject to the approval and acceptance by the lenders, among other conditions. In addition, the facility contains a provision to allow for an increase in the facility amount of an additional $500.0 million, subject to the approval and acceptance by the lenders, among other conditions. The facility contains certain covenants which, among other things, require the maintenance of a funded indebtedness to total capitalization ratio (a defined formula per the facility) of less than or equal to 0.60, restrict certain merger transactions or the sale of all or substantially all of the assets of the Company or a significant subsidiary and limit the amount of subsidiary indebtedness. Upon the occurrence of certain events of default, our obligations under the facility may be accelerated. Such events of default include payment defaults to lenders under the facility, covenant defaults and other customary defaults. At December 31, 2006, we were in compliance with all of the facility covenants. There were no direct borrowings under the facility during the year ended December 31, 2006; however, to the extent we have outstanding commercial paper, our ability to borrow under the facility is reduced. At December 31, 2006, we had no outstanding commercial paper.

If market conditions were to change and revenues were to be significantly reduced or operating costs were to increase, our cash flows and liquidity could be reduced. Additionally, it could cause the rating agencies to lower our credit ratings. We do not have any ratings triggers in the facility that would accelerate the maturity of any borrowings under the facility. However, a downgrade in our credit ratings could increase the cost of borrowings under the facility and could also limit or preclude our ability to issue commercial paper. Should this occur, we would seek alternative sources of funding, including borrowing under the facility.

We believe our credit ratings and relationships with major commercial and investment banks would allow us to obtain interim financing over and above our existing credit facilities for any currently unforeseen significant needs or growth opportunities. We also believe that such interim financings could be funded with subsequent issuances of long-term debt or equity, if necessary.

Cash Requirements

In 2007, we believe operating cash flows will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, pay dividends, repurchase common stock and support the development of our short-term and long-term operating strategies.

In 2007, we expect capital expenditures to be between $1.0 billion and $1.2 billion, excluding acquisitions. The expenditures are expected to be used primarily for normal, recurring items necessary to support the growth of our business and operations.

In 2007, we expect to make interest payments of between $73.0 million and $75.0 million. This is based on our current expectations of debt levels during 2007.

We anticipate making income tax payments of between $875.0 million and $925.0 million in 2007.

As of December 31, 2006, we have authorization remaining to repurchase up to $345.5 million in common stock. We may repurchase our common stock depending on market conditions, applicable legal requirements, our liquidity and other considerations. We anticipate paying dividends of between $165.0 million and $170.0 million in 2007; however, the Board of Directors can change the dividend policy at anytime.

In the U.S., we merged two pension plans effective January 1, 2007, resulting in one tax-qualified U.S. pension plan, the Baker Hughes Incorporated Pension Plan ("BHIPP"). As a result of the merger of these plans, BHIPP is overfunded; therefore, we are not required nor do we intend to make pension contributions to BHIPP in 2007, and we currently estimate that we will not be required to make contributions to BHIPP for five to eight years thereafter. We do expect to contribute between $2.0 million and $3.0 million to our non-qualified U.S. pension plans and between $13.0 million and $15.0 million to the non-U.S. pension plans. We will also make benefit payments related to postretirement welfare plans of between $13.0 million and $15.0 million, and we estimate we will contribute between $115.0 million and $125.0 million to our defined contribution plans.

Other than as previously discussed, we do not believe there are any other material trends, demands, commitments, events or uncertainties that would have, or are reasonably likely to have, a material impact on our financial condition and liquidity. Other than as previously discussed, we currently have no information that would create a reasonable likelihood that the reported levels of revenues and cash flows from operations in 2006 are not indicative of what we can expect in the near term.

Contractual Obligations

In the table below, we set forth our contractual cash obligations as of December 31, 2006. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

		Payments Due by Period			
(In millions)	Total	Less Than 1 year	2 – 3 Years	4 – 5 Years	More than 5 Years
Total debt[1]	$ 1,076.3	$ 1.3	$ 525.0	$ –	$ 550.0
Estimated interest payments[2]	924.0	72.6	129.1	80.6	641.7
Operating leases[3]	368.2	82.0	98.2	50.1	137.9
Purchase obligations[4]	253.7	240.5	13.2	–	–
Other long-term liabilities[5]	102.7	26.3	61.5	10.1	4.8
Total	$ 2,724.9	$ 422.7	$ 827.0	$ 140.8	$ 1,334.4

(1) Amounts represent the expected cash payments for our total debt and do not include any unamortized discounts, deferred issuance costs or net deferred gains on terminated interest rate swap agreements.

(2) Amounts represent the expected cash payments for interest on our fixed rate long-term debt.

(3) We enter into operating leases in the normal course of business. Some lease agreements provide us with the option to renew the lease. Our future operating lease payments would change if we exercised these renewal options and if we entered into additional operating lease agreements.

(4) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at anytime without penalty.

(5) Amounts represent other long-term liabilities, including the current portion, reflected in the consolidated balance sheet where both the timing and amount of payment streams are known. Amounts include: payments for certain environmental remediation liabilities, payments for deferred compensation, payouts under acquisition agreements and payments for certain asset retirement obligations. Amounts do not include: payments for pension contributions, payments for various postretirement welfare benefit plans and postemployment benefit plans and payments for deferred taxes and other tax liabilities.

Off-Balance Sheet Arrangements

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as letters of credit and other bank issued guarantees, which totaled approximately $376.9 million at December 31, 2006. We also had commitments outstanding for purchase obligations related to capital expenditures and inventory under purchase orders and contracts of approximately $253.7 million at December 31, 2006. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

Other than normal operating leases, we do not have any off-balance sheet financing arrangements such as securitization agreements, liquidity trust vehicles, synthetic leases or special purpose entities. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

New Accounting Standards

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140* ("SFAS 155"). SFAS 155 amends SFAS 133, which required that a derivative embedded in a host contract that does not meet the definition of a derivative be accounted for separately under certain conditions. SFAS 155 is effective for all financial instruments acquired or issued (or subject to a remeasurement event) following the start of an entity's first fiscal year beginning after September 15, 2006. We adopted SFAS 155 on January 1, 2007, and there was no impact on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 on January 1, 2007. We currently estimate the cumulative effect of adopting FIN 48 to be a reduction to consolidated retained earnings as of January 1, 2007 in the range of $45.0 million to $60.0 million.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will adopt SFAS 157 on January 1, 2008, and have not yet determined the impact, if any, on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Additionally, it requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006; however, the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end statement of financial position is effective for fiscal years ending after December 15, 2008. We adopted all requirements of SFAS 158 on December 31, 2006, except for the funded status measurement date requirement which will be adopted on December 31, 2008, as allowed under SFAS 158. See Note 14 for the incremental effect of applying SFAS 158 on our consolidated balance sheet as of December 31, 2006.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 requires that public companies utilize a "dual-approach" to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB 108 on December 31, 2006, and there was no impact on our consolidated financial statements.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1 ("FSP AUG AIR-1"), which addresses the accounting for planned major maintenance activities. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. We adopted FSP AUG AIR-1 on January 1, 2007, and we will be applying the retrospective application for all financial statements presented. We currently do not expect there to be a material impact on our consolidated financial statements as a result of this adoption.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities– Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to measure eligible assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS 159 on January 1, 2008, and have not yet determined the impact, if any, on our consolidated financial statements.

Related Party Transactions

On April 28, 2006, we sold our 30% interest in WesternGeco for $2.4 billion in cash. We recorded a pre-tax gain of $1,743.5 million ($1,035.2 million, net of tax).

In November 2000, we entered into an agreement with WesternGeco, whereby WesternGeco subleases a facility from us for a period of ten years at then current market rates. In 2006, we entered into an extension of the sublease for five additional years with rent to be determined based on market rates in 2010. During 2006, 2005 and 2004, we received payments of $5.6 million, $6.5 million and $5.5 million, respectively, from WesternGeco related to this lease.

During 2006 and 2005, we received distributions of $59.6 million and $30.0 million, respectively, from WesternGeco, which were recorded as reductions in the carrying value of our investment.

During 2005, we received $13.3 million from Schlumberger related to a true-up payment associated with revenues earned by WesternGeco during the four year period ending November 2004 from each party's contributed multiclient seismic data libraries. We recorded $13.0 million as a reduction in the carrying value of our investment in WesternGeco and $0.3 million as interest income. The income tax effect of $3.3 million related to this payment is included in our provision for income taxes for the year ended December 31, 2005.

There were no other significant related party transactions.

Forward-Looking Statements

MD&A and certain statements in the Notes to Consolidated Financial Statements include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act (each a "forward-looking statement"). The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "may," "likely" and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Our forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. The statements do not include the potential impact of future transactions, such as an acquisition, disposition, merger, joint venture or other transaction that could occur. We undertake no obligation to publicly update or revise any forward-looking statement. Our expectations regarding our business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, impact of any common stock repurchases, final resolution of pending government investigations, oil and natural gas market conditions, market share and contract terms, costs and availability of resources, economic and regulatory conditions, and environmental matters are only our forecasts regarding these matters.

All of our forward-looking information is subject to risks and uncertainties that could cause actual results to differ materially from the results expected. Although it is not possible to identify all factors, these risks and uncertainties include the risk factors and the timing of any of those risk factors identified in the "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" and "Risk Factors Related to Our Business" sections contained in Item 1A. Risk Factors and those set forth from time to time in our filings with the SEC. These documents are available through our web site or through the SEC's Electronic Data Gathering and Analysis Retrieval System ("EDGAR") at *http://www.sec.gov.*

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks that are inherent in our financial instruments and arise from changes in interest rates and foreign currency exchange rates. We may enter into derivative financial instrument transactions to manage or reduce market risk but do not enter into derivative financial instrument transactions for speculative purposes. A discussion of our primary market risk exposure in financial instruments is presented below.

Interest Rate Risk and Indebtedness

We are subject to interest rate risk on our long-term fixed interest rate debt. Commercial paper borrowings, other short-term borrowings and variable rate long-term debt do not give rise to significant interest rate risk because these borrowings either have maturities of less than three months or have variable interest rates. All other things being equal, the fair market value of debt with a fixed interest rate will increase as interest rates fall and will decrease as interest rates rise. This exposure to interest rate risk is managed by borrowing money that has a variable interest rate or using interest rate swaps to change fixed interest rate borrowings to variable interest rate borrowings.

At December 31, 2006 and at December 31, 2005, there were no interest rate swap agreements in effect. Due to our outlook for interest rates, on June 2, 2005, we terminated the interest rate swap agreement we had entered into in April 2004. This agreement had been designated and had qualified as a fair value hedging instrument. Upon termination we were required to pay $5.5 million. This amount is being amortized as an increase to interest expense over the remaining life of the underlying debt security, which matures in January 2009.

We had fixed rate debt aggregating $1,075.0 million at December 31, 2006 and 2005. The following table sets forth the required cash payments for our indebtedness, which bear a fixed rate of interest and are denominated in U.S. Dollars, and the related weighted average effective interest rates by expected maturity dates as of December 31, 2006 and 2005 (dollar amounts in millions).

	2006	2007	2008	2009	2010	2011	Thereafter	Total
As of December 31, 2006:								
Long-term debt[1][2]	$ –	$ –	$ –	$ 525.0	$ –	$ –	$ 550.0	$ 1,075.0
Weighted average effective interest rates				5.23%[3]			7.55%	6.39%[3]
As of December 31, 2005:								
Long-term debt[1][2]	$ –	$ –	$ –	$ 525.0	$ –	$ –	$ 550.0	$ 1,075.0
Weighted average effective interest rates				5.19%[3]			7.55%	6.37%[3]

[1] Amounts do not include any unamortized discounts, deferred issuance costs or net deferred gains on terminated interest rate swap agreements.

[2] Fair market value of fixed rate long-term debt was $1,169.7 million at December 31, 2006 and $1,223.7 million at December 31, 2005.

[3] Includes the effect of the amortization of net deferred gains on terminated interest rate swap agreements.

Foreign Currency And Foreign Currency Forward Contracts

We conduct operations around the world in a number of different currencies. A number of our significant foreign subsidiaries have designated the local currency as their functional currency. As such, future earnings are subject to change due to fluctuations in foreign currency exchange rates when transactions are denominated in currencies other than our functional currencies. To minimize the need for foreign currency forward contracts to hedge this exposure, our objective is to manage foreign currency exposure by maintaining a minimal consolidated net asset or net liability position in a currency other than the functional currency. To the extent that market conditions and/or local regulations prevent us from maintaining a minimal consolidated net asset or net liability position, we may enter into foreign currency forward contracts.

At December 31, 2006, we had entered into several foreign currency forward contracts with notional amounts aggregating $105.0 million to hedge exposure to currency fluctuations in various foreign currency payables and receivables, including British Pound Sterling, Norwegian Krone, Euro, Indonesian Rupiah and Brazilian Real. These contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2006 for contracts with similar terms and maturity dates, we recorded a loss of $0.2 million to adjust these foreign currency forward contracts to their fair market value. This loss offsets designated foreign currency exchange gains resulting from the underlying exposures and is included in selling, general and administrative expense in the consolidated statement of operations.

At December 31, 2005, we had entered into several foreign currency forward contracts with notional amounts aggregating $65.0 million to hedge exposure to currency fluctuations in various foreign currency payables and receivables, including British Pound Sterling, Norwegian Krone, Euro and Brazilian Real. These contracts were designated and qualified as fair value hedging instruments. Based on quoted market prices as of December 31, 2005 for contracts with similar terms and maturity dates, we recorded a gain of $0.1 million to adjust these foreign currency forward contracts to their fair market value. This gain offsets designated foreign currency exchange losses resulting from the underlying exposures and is included in selling, general and administrative expense in the consolidated statement of operations.

The counterparties to our foreign currency forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the unlikely event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency exchange rate differential.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our control environment is the foundation for our system of internal control and is embodied in our Business Code of Conduct, which sets the tone of our company and includes our Core Values of Integrity, Teamwork, Performance and Learning. Included in our system of internal control are written policies, an organizational structure providing division of responsibilities, the selection and training of qualified personnel and a program of financial and operations reviews by a professional staff of internal auditors. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our evaluation was based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our principal executive officer and principal financial officer concluded that our internal control over financial reporting was effective as of December 31, 2006. The conclusion of our principal executive officer and principal financial officer is based on the recognition that there are inherent limitations in all systems of internal control. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Chad C. Deaton Chairman and Chief Executive Officer	Peter A. Ragauss Senior Vice President and Chief Financial Officer	Alan J. Keifer Vice President and Controller

Houston, Texas
February 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Baker Hughes Incorporated
Houston, Texas

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Baker Hughes Incorporated and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule II as of and for the year ended December 31, 2006 of the Company and our report dated February 21, 2007, expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

Deloitte & Touche LLP

Houston, Texas
February 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Baker Hughes Incorporated
Houston, Texas

We have audited the accompanying consolidated balance sheets of Baker Hughes Incorporated and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included financial statement schedule II, valuation and qualifying accounts, listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baker Hughes Incorporated and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 4 and Note 14 to the consolidated financial statements: effective as of January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, which established new accounting and reporting standards for stock-based compensation; effective as of December 31, 2006, the Company adopted SFAS No. 158, which established new accounting and reporting standards for defined benefit pension and other post retirement plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Houston, Texas
February 21, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Year Ended December 31, 2006	2005	2004
Revenues:			
Sales	$ 4,566.1	$ 3,738.2	$ 3,298.6
Services and rentals	4,461.3	3,447.3	2,781.0
Total revenues	9,027.4	7,185.5	6,079.6
Costs and expenses:			
Cost of sales	2,714.3	2,303.9	2,086.0
Cost of services and rentals	2,729.2	2,339.0	1,993.3
Research and engineering	338.9	299.6	271.7
Selling, general and administrative	1,310.7	1,009.6	912.2
Total costs and expenses	7,093.1	5,952.1	5,263.2
Operating income	1,934.3	1,233.4	816.4
Equity in income of affiliates	60.4	100.1	36.3
Gain on sale of interest in affiliate	1,743.5	–	–
Interest expense	(68.9)	(72.3)	(83.6)
Interest and dividend income	67.5	18.0	6.8
Income from continuing operations before income taxes	3,736.8	1,279.2	775.9
Income taxes	(1,338.2)	(404.8)	(250.6)
Income from continuing operations	2,398.6	874.4	525.3
Income from discontinued operations, net of tax	20.4	4.9	3.3
Income before cumulative effect of accounting change	2,419.0	879.3	528.6
Cumulative effect of accounting change, net of tax	–	(0.9)	–
Net income	$ 2,419.0	$ 878.4	$ 528.6
Basic earnings per share:			
Income from continuing operations	$ 7.26	$ 2.58	$ 1.57
Income from discontinued operations	0.06	0.01	0.01
Cumulative effect of accounting change	–	–	–
Net income	$ 7.32	$ 2.59	$ 1.58
Diluted earnings per share:			
Income from continuing operations	$ 7.21	$ 2.56	$ 1.57
Income from discontinued operations	0.06	0.01	0.01
Cumulative effect of accounting change	–	–	–
Net income	$ 7.27	$ 2.57	$ 1.58

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions, except par value)	December 31, 2006	December 31, 2005
Assets		
Current Assets:		
Cash and cash equivalents	$ 750.0	$ 697.0
Short-term investments	353.7	77.0
Accounts receivable – less allowance for doubtful accounts: December 31, 2006, $50.5; December 31, 2005, $51.4	2,055.1	1,673.4
Inventories	1,528.8	1,126.3
Deferred income taxes	167.8	181.2
Other current assets	112.4	68.6
Assets of discontinued operations	–	16.6
Total current assets	4,967.8	3,840.1
Investments in affiliates	20.0	678.9
Property – less accumulated depreciation: December 31, 2006, $2,713.4; December 31, 2005, $2,475.7	1,800.5	1,355.5
Goodwill	1,347.0	1,315.8
Intangible assets – less accumulated amortization: December 31, 2006, $102.3; December 31, 2005, $84.5	190.4	163.4
Other assets	380.0	453.7
Total assets	$ 8,705.7	$ 7,807.4
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 648.8	$ 558.1
Short-term borrowings and current portion of long-term debt	1.3	9.9
Accrued employee compensation	484.2	424.5
Income taxes	150.0	141.5
Other accrued liabilities	337.6	222.9
Liabilities of discontinued operations	–	3.8
Total current liabilities	1,621.9	1,360.7
Long-term debt	1,073.8	1,078.0
Deferred income taxes and other tax liabilities	300.2	228.1
Liabilities for pensions and other postretirement benefits	339.3	336.1
Other liabilities	127.6	106.7
Stockholders' Equity:		
Common stock, one dollar par value (shares authorized – 750.0; issued and outstanding – 319.9 at December 31, 2006 and 341.5 at December 31, 2005)	319.9	341.5
Capital in excess of par value	1,600.6	3,293.5
Retained earnings	3,509.6	1,263.2
Accumulated other comprehensive loss	(187.2)	(188.0)
Unearned compensation	–	(12.4)
Total stockholders' equity	5,242.9	4,697.8
Total liabilities and stockholders' equity	$ 8,705.7	$ 7,807.4

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions, except per share amounts)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Unearned Compensation	Total
Balance, December 31, 2003	$ 332.0	$ 2,998.6	$ 170.9	$ (151.1)	$ –	$ 3,350.4
Comprehensive income:						
Net income			528.6			
Foreign currency translation adjustments:						
Reclassifications included in net income due to sale of business				6.6		
Translation adjustments, net of tax of $2.3				30.8		
Change in minimum pension liability, net of tax of $(1.8)				4.0		
Loss on derivative instruments, net of tax of $0.01				(0.1)		
Total comprehensive income						569.9
Issuance of restricted stock, net of tax of $1.1	0.2	6.7			(5.6)	1.3
Amortization of unearned compensation, net of tax of $(0.2)					0.5	0.5
Stock issued pursuant to employee stock plans, net of tax of $12.5	4.4	122.5				126.9
Cash dividends ($0.46 per share)			(153.6)			(153.6)
Balance, December 31, 2004	$ 336.6	$ 3,127.8	$ 545.9	$ (109.8)	$ (5.1)	$ 3,895.4
Comprehensive income:						
Net income			878.4			
Foreign currency translation adjustments, net of tax of $0.1				(65.0)		
Change in minimum pension liability, net of tax of $5.5				(12.2)		
Other				(1.0)		
Total comprehensive income						800.2
Issuance of restricted stock net of cancellations, net of tax of $6.6	0.4	19.2			(12.3)	7.3
Amortization of unearned compensation, net of tax of $(2.1)					5.0	5.0
Stock issued pursuant to employee stock plans, net of tax of $19.8	6.2	243.3				249.5
Repurchase and retirement of common stock	(1.7)	(96.8)				(98.5)
Cash dividends ($0.475 per share)			(161.1)			(161.1)
Balance, December 31, 2005	$ 341.5	$ 3,293.5	$ 1,263.2	$ (188.0)	$ (12.4)	$ 4,697.8
Comprehensive income:						
Net income			2,419.0			
Foreign currency translation adjustments:						
Reclassifications included in net income due to sale of business				(2.3)		
Translation adjustments, net of tax of $4.3				59.4		
Change in minimum pension liability, net of tax of $7.0				(17.8)		
Other				1.1		
Total comprehensive income						2,459.4
Adoption of SFAS 158, net of tax of $21.6				(39.6)		(39.6)
Adoption of SFAS 123(R)		(12.4)			12.4	
Issuance of restricted stock, net of cancellations	0.2	15.1				15.3
Issuance of common stock pursuant to employee stock plans	2.4	97.8				100.2
Tax benefit on stock plans		17.6				17.6
Stock-based compensation		20.7				20.7
Repurchase and retirement of common stock	(24.2)	(1,831.7)				(1,855.9)
Cash dividends ($0.52 per share)			(172.6)			(172.6)
Balance, December 31, 2006	$ 319.9	$ 1,600.6	$ 3,509.6	$ (187.2)	$ –	$ 5,242.9

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Income from continuing operations	$ 2,398.6	$ 874.4	$ 525.3
Adjustments to reconcile income from continuing operations to net cash flows from operating activities:			
Depreciation and amortization	433.7	382.4	371.6
Amortization of net deferred gains on derivatives	(5.1)	(5.7)	(7.9)
Stock-based compensation costs	46.0	9.2	2.5
Acquired in-process research and development	2.6	5.1	1.8
Provision for deferred income taxes	77.7	7.4	48.4
Gain on sale of interest in affiliate	(1,743.5)	–	–
Provision for income taxes on gain on sale of interest in affiliate	708.3	–	–
Gain on disposal of assets	(59.2)	(34.8)	(37.8)
Equity in income of affiliates	(60.3)	(100.1)	(36.3)
Changes in operating assets and liabilities:			
Accounts receivable	(316.4)	(329.4)	(173.7)
Inventories	(364.9)	(108.7)	(3.2)
Accounts payable	69.1	122.3	48.3
Accrued employee compensation and other accrued liabilities	104.1	92.4	127.3
Income taxes payable	(98.0)	54.9	13.4
Income taxes paid on sale of interest in affiliate	(555.1)	–	–
Liabilities for pensions and other postretirement benefits and other liabilities	57.4	41.7	(30.4)
Other	(105.3)	(61.5)	(67.5)
Net cash flows from continuing operations	589.7	949.6	781.8
Net cash flows from discontinued operations	0.4	5.8	1.9
Net cash flows from operating activities	590.1	955.4	783.7
Cash flows from investing activities:			
Expenditures for capital assets	(922.2)	(478.3)	(348.2)
Acquisition of businesses, net of cash acquired	(66.2)	(46.8)	(6.6)
Purchase of short-term investments	(3,882.9)	(77.0)	–
Proceeds from maturities of short-term investments	3,606.2	–	–
Proceeds from disposal of assets	135.4	90.1	106.9
Proceeds from sale of interest in affiliate	2,400.0	–	–
Distributions from affiliates	59.6	30.0	–
Receipt of true-up payment related to affiliate	–	13.0	–
Proceeds from sale of business	46.3	3.7	58.7
Additional investments in affiliates	–	–	(7.1)
Net cash flows from continuing operations	1,376.2	(465.3)	(196.3)
Net cash flows from discontinued operations	–	(0.1)	(0.5)
Net cash flows from investing activities	1,376.2	(465.4)	(196.8)
Cash flows from financing activities:			
Net (repayments) borrowings of commercial paper and other short-term debt	(8.8)	(71.1)	35.5
Repayment of indebtedness	–	–	(350.0)
Payment to terminate interest rate swap agreement	–	(5.5)	–
Proceeds from issuance of common stock	92.5	228.1	115.9
Repurchase of common stock	(1,856.0)	(98.5)	–
Dividends	(172.6)	(161.1)	(153.6)
Excess tax benefits from stock based compensation	18.5	–	–
Net cash flows from financing activities	(1,926.4)	(108.1)	(352.2)
Effect of foreign exchange rate changes on cash	13.1	(3.9)	(14.1)
Increase in cash and cash equivalents	53.0	378.0	220.6
Cash and cash equivalents, beginning of year	697.0	319.0	98.4
Cash and cash equivalents, end of year	$ 750.0	$ 697.0	$ 319.0
Income taxes paid	$ 1,197.5	$ 299.7	$ 143.2
Interest paid	$ 74.4	$ 80.8	$ 97.5

See Notes to Consolidated Financial Statements

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Baker Hughes Incorporated ("Baker Hughes") is engaged in the oilfield services industry. Baker Hughes is a major supplier of products and technology services and systems to the worldwide oil and natural gas industry and provides products and services for drilling, formation evaluation, completion and production of oil and natural gas wells.

Basis of Presentation

The consolidated financial statements include the accounts of Baker Hughes and all majority owned subsidiaries ("Company," "we," "our" or "us"). Investments over which we have the ability to exercise significant influence over operating and financial policies, but do not hold a controlling interest, are accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. In the Notes to Consolidated Financial Statements, all dollar and share amounts in tabulations are in millions of dollars and shares, respectively, unless otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While we believe that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts and inventory valuation reserves, recoverability of long-lived assets, useful lives used in depreciation and amortization, income taxes and related valuation allowances and insurance, environmental, legal and pensions and postretirement benefit obligations.

Revenue Recognition

Our products and services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post-delivery obligations. Our products are produced in a standard manufacturing operation, even if produced to our customer's specifications, and are sold in the ordinary course of business through our regular marketing channels. We recognize revenue for these products upon delivery, when title passes, when collectibility is reasonably assured and there are no further significant obligations for future performance. Provisions for estimated warranty returns or similar types of items are made at the time the related revenue is recognized. Revenue for services and rentals is recognized as the services are rendered and when collectibility is reasonably assured. Rates for services are typically priced on a per day, per meter, per man hour or similar basis.

Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Short-term Investments

We invest in auction rate securities, which are highly liquid, variable-rate debt securities. While the underlying security has a long-term maturity, the interest rate is reset through Dutch auctions that are typically held every 7, 28 or 35 days, creating short-term liquidity. The securities trade at par and are callable at par on any interest payment date at the option of the issuer. Interest is paid at the end of each auction period. We limit our investments in auction rate securities to securities that carry a AAA (or equivalent) rating from a recognized rating agency. The investments are classified as available-for-sale and are recorded at cost, which approximates market value.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method or the average cost method, which approximates FIFO, and includes the cost of materials, labor and manufacturing overhead.

Property and Depreciation

Property is stated at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of the individual assets. Significant improvements and betterments are capitalized if they extend the useful life of the asset. We manufacture a substantial portion of our rental tools and equipment and the cost of these items, which includes direct and indirect manufacturing costs, are capitalized and carried in inventory until the tool is completed. Once the tool has been completed, the cost of the tool is reflected in capital expenditures and the tool is classified as rental tools and equipment in property. The capitalized costs of computer software developed or purchased for internal use are included in property.

Goodwill, Intangible Assets and Amortization

Goodwill, including goodwill associated with equity method investments, and intangible assets with indefinite lives are not amortized. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

Impairment of Long-Lived Assets

We review property, intangible assets and certain other assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flow analysis, with the carrying value of the related assets.

We perform an annual impairment test of goodwill for each of our reporting units as of October 1, or more frequently if circumstances indicate an impairment may exist. Our reporting units are based on our organizational and reporting structure. Corporate and other assets and liabilities are allocated to the reporting units to the extent that they relate to the operations of those reporting units in determining their carrying amount. Investments in affiliates are also reviewed for impairment whenever events or changes in circumstances indicate that impairment may exist. The determination of impairment is made by comparing the carrying amount with its fair value, which is calculated using a combination of a market capitalization and discounted cash flow approach.

Income Taxes

We use the liability method for determining our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We intend to indefinitely reinvest certain earnings of our foreign subsidiaries in operations outside the U.S., and accordingly, we have not provided for U.S. income taxes on such earnings. We do provide for the U.S. and additional non-U.S. taxes on earnings anticipated to be repatriated from our non-U.S. subsidiaries.

We operate in more than 90 countries under many legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each tax jurisdiction could have an impact upon the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subjected to audit by tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We believe that these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. We have received tax assessments from various tax authorities and are currently at varying stages of appeals and/or litigation regarding these matters. We have provided for the amounts we believe will ultimately result from these proceedings. We believe we have substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable.

Product Warranties

We sell certain products with a product warranty that provides that customers can return a defective product during a specified warranty period following the purchase in exchange for a replacement product, repair at no cost to the customer or the issuance of a credit to the customer. We accrue amounts for estimated warranty claims based upon current and historical product sales data, warranty costs incurred and any other related information known to us.

Environmental Matters

Remediation costs are accrued based on estimates of known environmental remediation exposure using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. For sites where we are primarily responsible for the remediation, our cost estimates are developed based on internal evaluations and are not discounted. Such accruals are recorded when it is probable that we will be obligated to pay for environmental site evaluation, remediation or related activities, and such costs can be reasonably estimated. If the obligation can only be estimated within a range, we accrue the minimum amount in the range. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. As additional or more accurate information becomes available, accruals are adjusted to reflect current cost estimates. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred. Where we have been identified as a potentially responsible party in a United States federal or state "Superfund" site, we accrue our share of the estimated remediation costs of the site. This share is based on the ratio of the estimated volume of waste we contributed to the site to the total volume of waste disposed at the site.

Foreign Currency

A number of our significant foreign subsidiaries have designated the local currency as their functional currency and, as such, gains and losses resulting from balance sheet translation of foreign operations are included as a separate component of accumulated other comprehensive loss within stockholders' equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables in the non-functional currency, are included in selling, general and administrative ("SG&A") expense in the consolidated statements of operations as incurred. For those foreign subsidiaries that have designated the U.S. Dollar as the functional currency, gains and losses resulting from balance sheet translation of foreign operations are also included in SG&A expense in the consolidated statements of operations as incurred. We recorded net foreign currency transaction and translation gains in SG&A in the consolidated statement of operations of $1.7 million, $6.8 million and $4.0 million in 2006, 2005 and 2004, respectively.

Derivative Financial Instruments

We monitor our exposure to various business risks including commodity prices, foreign currency exchange rates and interest rates and occasionally use derivative financial instruments to manage the impact of certain of these risks. Our policies do not permit the use of derivative financial instruments for speculative purposes. We use foreign currency forward contracts to hedge certain firm commitments and transactions denominated in foreign currencies. We have used and may use interest rate swaps to manage interest rate risk.

At the inception of any new derivative, we designate the derivative as a cash flow or fair value hedge or we determine the derivative to be undesignated as a hedging instrument as the facts dictate. We document all relationships between the hedging instruments and the hedged items, as well as our risk management objectives and strategy for undertaking various hedge transactions. We assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged item at both the inception of the hedge and on an ongoing basis.

New Accounting Standards

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 155, *Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140* ("SFAS 155"). SFAS 155 amends SFAS 133, which required that a derivative embedded in a host contract that does not meet the definition of a derivative be accounted for separately under certain conditions. SFAS 155 is effective for all financial instruments acquired or issued (or subject to a remeasurement event) following the start of an entity's first fiscal year beginning after September 15, 2006. We adopted SFAS 155 on January 1, 2007, and there was no impact on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 on January 1, 2007. We currently estimate the cumulative effect of adopting FIN 48 to be a reduction to consolidated retained earnings as of January 1, 2007 in the range of $45.0 million to $60.0 million.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will adopt SFAS 157 on January 1, 2008, and have not yet determined the impact, if any, on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Additionally, it requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006; however, the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end statement of financial position is effective for fiscal years ending after December 15, 2008. We adopted all requirements of SFAS 158 on December 31, 2006, except for the funded status measurement date requirement which will be adopted on December 31, 2008, as allowed under SFAS 158. See Note 14 for the incremental effect of applying SFAS 158 on our consolidated balance sheet as of December 31, 2006.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 requires that public companies utilize a "dual-approach" to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB 108 on December 31, 2006, and there was no impact on our consolidated financial statements.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1 ("FSP AUG AIR-1"), which addresses the accounting for planned major maintenance activities. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. We adopted FSP AUG AIR-1 on January 1, 2007 and we will be applying the retrospective application for all financial statements presented. We currently do not expect there to be a material impact on our consolidated financial statements as a result of this adoption.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to measure eligible assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS 159 on January 1, 2008, and have not yet determined the impact, if any, on our consolidated financial statements.

Note 2. Discontinued Operations

In the fourth quarter of 2005, our management initiated and our Board of Directors approved a plan to sell the Baker Supply Products Division ("Baker SPD"), a product line group within the Completion and Production segment, which distributes basic supplies, products and small tools to the drilling industry. In March 2006, we completed the sale of Baker SPD and received cash proceeds of $42.5 million. We recorded a gain on the sale of $19.2 million, net of tax of $11.0 million, which consisted of an after-tax gain on the disposal of $16.9 million and $2.3 million related to the recognition of the cumulative foreign currency translation adjustments into earnings.

In September 2004, we completed the sale of Baker Hughes Mining Tools ("BHMT"), a product line group within the Drilling and Evaluation segment that manufactured rotary drill bits used in the mining industry, for $31.5 million. We recorded a gain on the sale of $0.2 million, net of tax of $3.6 million, which consisted of an after-tax gain on the disposal of $6.8 million offset by a loss of $6.6 million related to the recognition of the cumulative foreign currency translation adjustments into earnings.

In January 2004, we completed the sale of BIRD Machine ("BIRD") and recorded a loss on the sale of $0.5 million with no tax benefit. We received $5.6 million in proceeds, which were subject to post-closing adjustments to the purchase price, and retained certain accounts receivable, inventories and other assets. During the second quarter of 2004, we made a net payment of $6.8 million to the buyer in settlement of the final purchase price adjustments. The adjustments were the result of changes in the value of assets sold to and liabilities assumed by the buyer between the date the initial sales price was negotiated and the closing of the sale.

We have reclassified the consolidated financial statements for all prior periods presented to reflect these operations as discontinued. Summarized financial information from discontinued operations is as follows for the years ended December 31:

	2006	2005	2004
Revenues:			
SPD	$ 6.7	$ 32.5	$ 24.2
BHMT	–	–	29.4
BIRD	–	–	1.6
Total	$ 6.7	$ 32.5	$ 55.2
Income (loss) before income taxes:			
SPD	$ 1.8	$ 7.7	$ 4.7
BHMT	–	–	1.1
BIRD	–	–	(0.2)
Total	1.8	7.7	5.6
Income taxes:			
SPD	(0.6)	(2.8)	(1.8)
BHMT	–	–	(0.3)
BIRD	–	–	0.1
Total	(0.6)	(2.8)	(2.0)
Income (loss) before gain (loss) on disposal:			
SPD	1.2	4.9	2.9
BHMT	–	–	0.8
BIRD	–	–	(0.1)
Total	1.2	4.9	3.6
Gain (loss) on disposal, net of tax:			
SPD	19.2	–	–
BHMT	–	–	0.2
BIRD	–	–	(0.5)
Total	19.2	–	(0.3)
Income (loss) from discontinued operations	$ 20.4	$ 4.9	$ 3.3

Assets and liabilities of discontinued operations are as follows for the years ended December 31:

	2006	2005
Accounts receivable, net	$ –	$ 6.0
Inventories	–	8.8
Property, net	–	1.8
Assets of discontinued operations	$ –	$ 16.6
Accounts payable	$ –	$ 2.7
Accrued employee compensation	–	0.7
Other accrued liabilities	–	0.4
Liabilities of discontinued operations	$ –	$ 3.8

Note 3. Acquisitions

In January 2006, we acquired Nova Technology Corporation ("Nova") for $55.4 million, net of cash acquired of $3.0 million, plus assumed debt. Nova is a supplier of permanent monitoring, chemical injection systems, and multi-line services for deepwater and subsea oil and gas well applications. As a result of the acquisition, we recorded $29.7 million of goodwill, $24.3 million of intangible assets and assigned $2.6 million to in-process research and development. Under the terms of the purchase agreement, the former owners of Nova are entitled to additional purchase price consideration of up to $3.0 million based on certain post-closing events to the extent that those events occur no later than January 31, 2016.

In December 2005, we purchased Zeroth Technology Limited ("Zertech"), a developer of an expandable metal sealing element, for $20.3 million in cash. As a result of the acquisition, we recorded $9.4 million of goodwill and $10.3 million of intangible assets. Under the terms of the purchase agreement, the former owners of Zertech are entitled to additional purchase price consideration of up to approximately $14.0 million based on the performance of the business during 2006, 2007 and 2008.

We owned a 50% interest in the QuantX Wellbore Instrumentation venture ("QuantX") and in October 2005, we purchased the remaining 50% interest in QuantX for $27.2 million, subject to final purchase price adjustments. We recorded $28.4 million of goodwill, $19.6 million of intangibles and assigned $5.1 million to in-process research and development.

In 2002, we entered into a venture, Luna Energy, L.L.C. ("Luna"), in which we had a 40% interest. In December 2004, we acquired the remaining 60% interest in Luna for $1.0 million in cash. As a result of the acquisition, we recorded $19.0 million of goodwill, $5.5 million of intangible assets and assigned $1.8 million to in-process research and development.

All acquisitions above are included in the Completion and Production segment. For each of these acquisitions, the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed using a discounted cash flow approach. Amounts related to in-process research and development were written off at the date of acquisition and are included in research and engineering expenses. Pro forma results of operations have not been presented individually or in the aggregate for these acquisitions because the effects of these acquisitions were not material to our consolidated financial statements.

Note 4. Stock-Based Compensation

On January 1, 2006, we adopted SFAS 123(R), which establishes accounting for equity instruments exchanged for employee services. SFAS 123(R) is a revision of SFAS 123 and supersedes APB 25. Under the provisions of SFAS 123(R), stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is recognized as expense over the employee's service period, which is generally the vesting period of the equity grant.

Prior to January 1, 2006, we accounted for stock-based compensation to employees under the intrinsic value method in accordance with APB 25, as permitted under SFAS 123. Under this method, compensation cost was recognized for the difference between the quoted market price on the date of grant, less the amount, if any, the employee was required to pay for the common stock.

Accordingly, we did not recognize compensation cost for our stock option awards or our employee stock purchase plan because we issue options at exercise prices equal to the market value of our stock on the date of grant and because our employee stock purchase plan was noncompensatory. We did record compensation cost for our restricted stock awards and restricted stock units.

SFAS 123(R) also clarified the accounting in SFAS 123 related to estimating the service period for employees that are or become retirement eligible during the vesting period, requiring that the recognition of compensation expense for these employees be accelerated. This impacts the timing of expense recognition, but not the total expense to be recognized over the vesting period. In the first quarter of 2005, we adopted this new methodology on a prospective basis. The cumulative effect of this clarification was $11.8 million, net of tax, and related only to stock option awards. We have included this amount in our pro forma disclosure for stock-based compensation costs for the year ended December 31, 2005.

We adopted SFAS 123(R) using the modified prospective application method and, accordingly, no prior periods have been restated. Under this method, compensation cost recognized during the year ended December 31, 2006 includes: (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all stock-based awards granted after January 1, 2006, based on the grant-date fair value estimated in accordance with SFAS 123(R). Additionally, compensation cost is recognized based on awards ultimately expected to vest, therefore, we have reduced the cost for estimated forfeitures based on historical forfeiture rates. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods to reflect actual forfeitures. As a result of the adoption of SFAS 123(R), the balance in unearned compensation recorded in stockholders' equity as of January 1, 2006, of $12.4 million, net of tax, was reclassified to and reduced the balance of capital in excess of par value.

The FASB Staff Position No. FAS 123 (R)-3, "*Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*" ("FSP 123(R)-3"), provides an alternative method of calculating excess tax benefits (the "APIC pool") from the method defined in SFAS 123(R). A one-time election to adopt the transition method in FSP 123(R)-3 is available to those entities adopting SFAS 123(R). The Company has calculated the APIC pool using the alternative method outlined in FSP 123(R)-3.

The following table summarizes stock-based compensation costs recognized under SFAS 123(R) for the year ended December 31, 2006 and under APB 25 for the years ended December 31, 2005 and 2004. There were no stock-based compensation costs capitalized as the amounts were not material.

	2006	2005	2004
Stock-based compensation costs	$ 46.0	$ 9.2	$ 2.5
Tax benefit	(10.1)	(3.1)	(0.9)
Stock-based compensation costs, net of tax	$ 35.9	$ 6.1	$ 1.6

The application of SFAS 123(R) had the following effect on the as reported amounts for the year ended December 31, 2006 compared to amounts that would have been reported using the intrinsic value method pursuant to our previous accounting method:

	As Reported	SFAS 123(R) Effect	Intrinsic Value Method (APB 25)
Income from continuing operations before income taxes	$ 3,736.8	$ 26.4	$ 3,763.2
Income from continuing operations	2,398.6	21.5	2,420.1
Net income	2,419.0	21.5	2,440.5
Basic earnings per share:			
Income from continuing operations	$ 7.26	$ 0.07	$ 7.33
Net income	7.32	0.07	7.39
Diluted earnings per share:			
Income from continuing operations	$ 7.21	$ 0.06	$ 7.27
Net income	7.27	0.06	7.33
Cash flows from operating activities	$ 590.1	$ 18.5	$ 608.6
Cash flows from financing activities	(1,926.4)	(18.5)	(1,944.9)

The following table illustrates the pro forma effect on net income and earnings per share for the years ended December 31, 2005 and 2004 if we had recognized compensation expense by applying the fair value based method to all awards as provided for under SFAS 123:

	Pro Forma 2005	Pro Forma 2004
Net income, as reported	$ 878.4	$ 528.6
Add: Stock-based compensation for restricted stock awards and units included in reported net income, net of tax	6.1	1.6
Deduct: Stock-based compensation determined under SFAS 123, net of tax	(35.0)	(23.1)
Pro forma net income	$ 849.5	$ 507.1
Basic EPS:		
As reported	$ 2.59	$ 1.58
Pro forma	2.50	1.52
Diluted EPS:		
As reported	$ 2.57	$ 1.58
Pro forma	2.49	1.51

For our stock options and restricted stock awards and units, we currently have 32.5 million shares authorized for issuance and as of December 31, 2006, approximately 10.2 million shares were available for future grants. Our policy is to issue new shares for exercises of stock options; vesting of restricted stock awards and units; and issuances under the employee stock purchase plan.

Stock Options

Our stock option plans provide for the issuance of incentive and non-qualified stock options to directors, officers and other key employees at an exercise price equal to the fair market value of the stock at the date of grant. Although subject to the terms of the stock option agreement, substantially all of the stock options become exercisable in three equal annual installments, beginning a year from the date of grant, and generally expire ten years from the date of grant. The stock option plans provide for the acceleration of vesting upon the employee's retirement. Therefore, we reduced the service period for employees that are or will become retirement eligible during the vesting period and, accordingly, the recognition of compensation expense for these employees is accelerated. Compensation cost related to stock options is recognized on a straight-line basis over the vesting or service period and is net of forfeitures.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table presents the weighted average assumptions used in the option pricing model for options granted. The expected life of the options represents the period of time the options are expected to be outstanding. For the years 2005 and 2004, the expected life was based on historical trends. For the year ended December 31, 2006, the expected life is based on our historical exercise trends and post-vest termination data incorporated into a forward looking stock price model. For the years 2005 and 2004, our expected volatility is based on the historical volatility of our stock for a period approximating the expected life. For the year ended December 31, 2006, as allowed under the Securities and Exchange Commission's Staff Accounting Bulletin 107 ("SAB 107"), the expected volatility is based on our implied volatility, which is the volatility forecast that is implied by the prices of our actively traded options to purchase our stock observed in the market. The risk-free interest rate is based on the observed U.S. Treasury yield curve in effect at the time the options were granted. The dividend yield is based on our history of dividend payouts.

	2006 Actual	2005 Pro Forma	2004 Pro Forma
Expected life (years)	5.0	3.7	3.5
Risk-free interest rate	4.8%	3.7%	2.8%
Volatility	31.1%	35.0%	39.9%
Dividend yield	0.7%	1.0%	1.3%
Weighted average fair value per share at grant date	$ 26.15	$ 14.62	$ 11.16

A summary of our stock option activity and related information is presented below (in thousands, except per option prices):

	Number of Options	Weighted Average Exercise Price Per Option
Outstanding at December 31, 2005	5,575	$ 38.84
Granted	678	77.84
Exercised	(1,841)	35.28
Forfeited	(107)	46.11
Expired	(9)	44.73
Outstanding at December 31, 2006	4,296	$ 46.35

The total intrinsic value of stock options (defined as the amount by which the market price of the underlying stock on the date of exercise exceeds the exercise price of the option) exercised in 2006, 2005 and 2004 was $73.6 million, $84.6 million and $53.6 million, respectively. The income tax benefit realized from stock options exercised was $16.9 million for the year ended December 31, 2006. The total fair value of options vested in 2006, 2005 and 2004 was $20.2 million, $20.4 million and $31.5 million, respectively. As of December 31, 2006, there was $12.1 million of total unrecognized compensation cost related to nonvested stock options which is expected to be recognized over a weighted average period of 1.9 years.

The following table summarizes information about stock options outstanding as of December 31, 2006 (in thousands, except per option prices and remaining life):

	Outstanding			Exercisable		
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Per Option	Number of Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Per Option
$ 14.49 – $ 21.00	96	2.0	$ 20.52	96	2.0	$ 20.52
22.88 – 33.50	784	5.6	30.14	784	5.6	30.14
35.81 – 47.82	2,129	6.3	40.71	1,163	5.3	41.59
56.21 – 80.73	1,287	8.9	67.49	197	8.6	56.42
Total	4,296	6.9	$ 46.35	2,240	5.6	$ 37.99

The aggregate intrinsic value of stock options outstanding at December 31, 2006 was $121.6 million, of which $82.2 million relates to awards vested and exercisable and $39.5 million relates to awards expected to vest. The intrinsic value for stock options outstanding is calculated as the amount by which the quoted price of $74.66 of our common stock at December 31, 2006 exceeds the exercise price of the options.

Restricted Stock Awards and Units

In addition to stock options, officers, directors and key employees may be granted restricted stock awards ("RSA"), which is an award of common stock with no exercise price, or restricted stock units ("RSU"), where each unit represents the right to receive at the end of a stipulated period one unrestricted share of stock with no exercise price. RSAs and RSUs are subject to cliff or graded vesting, generally ranging over a three to five year period. We determine the fair value of restricted stock awards and restricted stock units based on the market price of our common stock on the date of grant. Compensation cost for RSAs and RSUs is primarily recognized on a straight-line basis over the vesting or service period and is net of forfeitures.

A summary of our RSA and RSU activity and related information is presented below (in thousands, except per share/unit prices):

	RSA Number of Shares	Weighted Average Grant Date Fair Value Per Share	RSU Number of Units	Weighted Average Grant Date Fair Value Per Unit
Nonvested balance at December 31, 2005	669	$ 42.22	77	$ 42.60
Granted	327	73.97	79	74.00
Vested	(233)	40.53	(27)	43.30
Forfeited	(16)	62.02	(5)	53.62
Nonvested balance at December 31, 2006	747	$ 56.23	124	$ 61.91

The weighted average grant date fair value per share for RSAs in 2005 and 2004 was $44.28 and $42.22, respectively. The weighted average grant date fair value per share for RSUs in 2006 was $42.60. There were no RSUs granted in 2004.

The total grant date fair value of RSAs and RSUs vested in 2006 and 2004 was $10.6 million and $2.3 million, respectively. There were no RSAs or RSUs that vested in 2005. As of December 31, 2006, there was $25.9 million and $4.8 million of total unrecognized compensation cost related to nonvested RSAs and RSUs, respectively, which is expected to be recognized over a weighted average period of 2.1 years.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan ("ESPP") allows eligible employees to purchase shares of our stock at 85% of market value on the first or last business day, whichever is lower, of the calendar year. Purchases are limited to 10% of an employee's base salary. We currently have 14.5 million shares authorized for issuance under the ESPP and at December 31, 2006, there were 2.9 million shares reserved for future issuance under the ESPP. Compensation expense determined under SFAS 123(R) for the year ended December 31, 2006 was calculated using the Black-Scholes option pricing model with the following assumptions:

	2006 Actual	2005 Pro Forma	2004 Pro Forma
Expected life (years)	1.0	1.0	1.0
Interest rate	4.4%	2.7%	1.3%
Volatility	28.0%	26.6%	27.8%
Dividend yield	0.9%	1.1%	1.4%
Weighted average fair value per share at grant date	$ 7.66	$ 10.05	$ 7.53

We calculated estimated volatility using historical daily prices based on the expected life of the stock purchase plan. The risk-free interest rate is based on the observed U.S. Treasury yield curve in effect at the time the ESPP shares were granted. The dividend yield is based on our history of dividend payouts.

Note 5. Sale of Interest and Investments in Affiliates

We have investments in affiliates that are accounted for using the equity method of accounting. The most significant of these affiliates was our 30% interest in WesternGeco, a seismic venture jointly owned with Schlumberger Limited ("Schlumberger"). On April 28, 2006, we sold our 30% interest in WesternGeco to Schlumberger for $2.4 billion in cash. We recorded a pre-tax gain of $1,743.5 million ($1,035.2 million, net of tax).

Prior to our sale, during 2006 and 2005, we received distributions of $59.6 million and $30.0 million, respectively, from WesternGeco, which were recorded as reductions in the carrying value of our investment.

During 2005, we received $13.3 million from Schlumberger related to a true-up payment associated with revenues earned by WesternGeco during the four year period ending November 2004 from each party's contributed multiclient seismic data libraries. We recorded $13.0 million as a reduction in the carrying value of our investment in WesternGeco and $0.3 million as interest income. The income tax effect of $3.3 million related to this payment is included in our provision for income taxes for the year ended December 31, 2005.

In November 2000, we entered into an agreement with WesternGeco, whereby WesternGeco subleases a facility from us for a period of ten years at then current market rates. In 2006, we entered into an extension of the sublease for five additional years with rent to be determined based on market rates in 2010. During 2006, 2005 and 2004, we received payments of $5.6 million, $6.5 million and $5.5 million, respectively, from WesternGeco related to this lease.

In February 2004, we completed the sale of our minority interest in Petreco International, a venture we entered into in 2001, for $35.8 million, of which $7.4 million was placed in escrow pending the outcome of potential indemnification obligations pursuant to the sales agreement. The escrow has now been received in full.

The following table includes summarized unaudited combined financial information for the affiliates in which we account for our interests using the equity method of accounting. Included in the table are the operating and financial position results for WesternGeco as of March 31, 2006, the most recent date for which information is available. All other information for affiliates is as of December 31.

	2006	2005
Combined operating results:		
Revenues	$ 582.9	$ 1,700.7
Operating income	166.1	327.3
Net income	145.2	279.7
Combined financial position:		
Current assets	$ 1,229.4	$ 1,110.8
Noncurrent assets	1,116.1	1,056.6
Total assets	$ 2,345.5	$ 2,167.4
Current liabilities	$ 546.0	$ 522.7
Noncurrent liabilities	89.1	85.2
Stockholders' equity	1,710.4	1,559.5
Total liabilities and stockholders' equity	$ 2,345.5	$ 2,167.4

As of December 31, 2006 and 2005, the excess of our investments as recorded on our balance sheet over our pro-rata share of the shareholders' equity as reported by the affiliates was $8.4 million and $239.4 million, respectively.

Note 6. Income Taxes

The provision for income taxes on income from continuing operations is comprised of the following for the years ended December 31:

	2006	2005	2004
Current:			
United States	$ 861.5	$ 146.3	$ 51.7
Foreign	371.1	251.1	150.5
Total current	1,232.6	397.4	202.2
Deferred:			
United States	97.9	7.0	45.4
Foreign	7.7	0.4	3.0
Total deferred	105.6	7.4	48.4
Provision for income taxes	$ 1,338.2	$ 404.8	$ 250.6

The geographic sources of income from continuing operations before income taxes are as follows for the years ended December 31:

	2006	2005	2004
United States	$ 1,917.3	$ 409.6	$ 213.9
Foreign	1,819.5	869.6	562.0
Income from continuing operations before income taxes	$ 3,736.8	$ 1,279.2	$ 775.9

Tax benefits of $19.4 million, $19.8 million and $12.5 million associated with the exercise of employee stock options were allocated to equity and recorded in capital in excess of par value in the years ended December 31, 2006, 2005 and 2004, respectively.

The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate to income from continuing operations before income taxes for the reasons set forth below for the years ended December 31:

	2006	2005	2004
Statutory income tax at 35%	$ 1,307.9	$ 447.7	$ 271.6
Effect of sale of interest in affiliate	98.1	–	–
Effect of foreign operations	(86.9)	(46.0)	(28.3)
Net tax (benefit) charge related to foreign losses	(2.7)	5.5	4.0
State income taxes – net of U.S. tax benefit	12.1	8.8	3.4
Cumulative tax effect of SRP	–	(10.6)	–
Other – net	9.7	(0.6)	(0.1)
Provision for income taxes	$ 1,338.2	$ 404.8	$ 250.6

During 2006, we provided $708.3 million for taxes related to the sale of our interest in WesternGeco. Approximately $98.1 million of this tax provision is in excess of the U.S. statutory income tax rate due to taxes provided on the expected repatriation of the non-U.S. proceeds received in the transaction and a larger U.S. tax gain due to lower tax basis compared to book basis.

In 2005, we recognized a $10.6 million deferred tax asset attributable to the cumulative temporary difference between the carrying values of our Supplemental Retirement Plan ("SRP") for financial reporting and income tax purposes, which had the effect of reducing tax expense.

We have received tax assessments from various tax authorities and are currently at varying stages of appeals and /or litigation regarding these matters. We have provided for the amounts we believe will ultimately result from these proceedings. We believe we have substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. While we have provided for the taxes that we believe will ultimately be payable as a result of these assessments, the aggregate assessments are approximately $36.2 million in excess of the taxes provided for in our consolidated financial statements.

In addition to the aforementioned assessments that have been received from various tax authorities, we provide for taxes in certain situations where assessments have not been received. In those situations, we consider it probable that the taxes ultimately payable will exceed the amounts reflected in filed tax returns; accordingly, taxes are provided in those situations under the guidance in SFAS No. 5, *Accounting for Contingencies*, and are included in both income taxes in current liabilities and in deferred income taxes and other tax liabilities in the consolidated balance sheets. At December 31, 2006 and 2005, deferred income taxes and other tax liabilities, as reflected in the consolidated balance sheets, are $300.2 million and $228.1 million, respectively, which include $108.3 million and $30.6 million of deferred tax liabilities and $191.9 million and $197.5 million of other long-term tax liabilities.

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 on January 1, 2007. We currently estimate the cumulative effect of adopting FIN 48 to be a reduction to consolidated retained earnings as of January 1, 2007 in the range of $45.0 million to $60.0 million.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. The tax effects of our temporary differences and carryforwards are as follows at December 31:

	2006	2005
Deferred tax assets:		
Receivables	$ 9.9	$ 9.9
Inventory	138.3	125.9
Property	53.3	40.8
Employee benefits	63.4	28.7
Other accrued expenses	46.9	31.5
Operating loss carryforwards	41.1	44.1
Tax credit carryforwards	20.7	46.7
Capitalized research and development costs	39.2	63.5
Other	29.6	46.0
Subtotal	442.4	437.1
Valuation allowances	(50.7)	(42.4)
Total	391.7	394.7
Deferred tax liabilities:		
Goodwill	130.8	113.4
Undistributed earnings of foreign subsidiaries	150.3	61.7
Other	30.4	20.7
Total	311.5	195.8
Net deferred tax asset	$ 80.2	$ 198.9

We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. We have provided a valuation allowance for operating loss carryforwards in certain non-U.S. jurisdictions where our operations have decreased, currently ceased or we have withdrawn entirely.

We have provided for U.S. and additional foreign taxes for the anticipated repatriation of certain earnings of our foreign subsidiaries. We consider the undistributed earnings of our foreign subsidiaries above the amount already provided to be indefinitely reinvested, as we have no intention to repatriate these earnings. These additional foreign earnings could become subject to additional tax if remitted, or deemed remitted, as a dividend; however, it is not practicable to estimate the additional amount of taxes payable.

At December 31, 2006, we had approximately $14.0 million of foreign tax credits which may be carried forward indefinitely under applicable foreign law and $6.7 million of state tax credits expiring in varying amounts between 2016 and 2021. The operating loss carryforwards without a valuation allowance will expire in varying amounts over the next twenty years.

Note 7. Earnings Per Share

A reconciliation of the number of shares used for the basic and diluted EPS computations is as follows for the years ended December 31:

	2006	2005	2004
Weighted average common shares outstanding for basic EPS	330.6	339.4	333.8
Effect of dilutive securities – stock plans	2.0	2.1	1.8
Adjusted weighted average common shares outstanding for diluted EPS	332.6	341.5	335.6
Future potentially dilutive shares excluded from diluted EPS:			
Options with an exercise price greater than the average market price for the period	0.7	0.7	4.6

Note 8. Inventories

Inventories are comprised of the following at December 31:

	2006	2005
Finished goods	$ 1,239.5	$ 914.5
Work in process	188.0	134.2
Raw materials	101.3	77.6
Total	$ 1,528.8	$ 1,126.3

Note 9. Property

Property is comprised of the following at December 31:

	Depreciation Period	2006	2005
Land		$ 46.1	$ 39.7
Buildings and improvements	5 – 40 years	661.0	611.7
Machinery and equipment	2 – 20 years	2,387.6	2,022.3
Rental tools and equipment	1 – 8 years	1,419.2	1,157.5
Total property		4,513.9	3,831.2
Accumulated depreciation		(2,713.4)	(2,475.7)
Property – net		$ 1,800.5	$ 1,355.5

Note 10. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are detailed below by segment:

	Drilling and Evaluation	Completion and Production	Total
Balance as of December 31, 2004	$ 902.9	$ 364.1	$1,267.0
Goodwill from acquisitions during the period	–	48.1	48.1
Translation adjustments and other	1.2	(0.5)	0.7
Balance as of December 31, 2005	904.1	411.7	1,315.8
Goodwill from acquisitions during the period	5.3	30.4	35.7
Adjustments for final purchase price allocations of previous acquisitions	–	(5.0)	(5.0)
Translation adjustments and other	(0.2)	0.7	0.5
Balance as of December 31, 2006	$ 909.2	$ 437.8	$1,347.0

We perform an annual impairment test of goodwill as of October 1 of every year. There were no impairments of goodwill in 2006, 2005 or 2004 related to the annual impairment test.

Intangible assets are comprised of the following at December 31:

	2006			2005		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Technology based	$ 236.7	$ (87.2)	$ 149.5	$ 204.8	$ (71.3)	$ 133.5
Contract based	13.8	(6.6)	7.2	11.1	(6.5)	4.6
Marketing related	5.7	(5.7)	–	6.1	(5.6)	0.5
Customer based	13.7	(2.4)	11.3	6.4	(0.4)	6.0
Other	0.7	(0.4)	0.3	1.2	(0.7)	0.5
Total amortizable intangible assets	270.6	(102.3)	168.3	229.6	(84.5)	145.1
Marketing related intangible assets with an indefinite useful life	22.1	–	22.1	18.3	–	18.3
Total	$ 292.7	$ (102.3)	$ 190.4	$ 247.9	$ (84.5)	$ 163.4

Intangible assets are amortized either on a straight-line basis with estimated useful lives ranging from 1 to 20 years, or on a basis that reflects the pattern in which the economic benefits of the intangible assets are expected to be realized, which range from 15 to 30 years.

Amortization expense included in net income for the years ended December 31, 2006, 2005 and 2004 was $20.0 million, $15.2 million and $14.9 million, respectively. Estimated amortization expense for each of the subsequent five fiscal years is expected to be within the range of $13.4 million to $20.4 million.

Note 11. Indebtedness

Total debt consisted of the following at December 31:

	2006	2005
6.25% Notes due January 2009 with an effective interest rate of 4.69%, net of unamortized discount and debt issuance costs of $0.7 at December 31, 2006 ($1.0 at December 31, 2005)	$ 334.8	$ 339.5
6.00% Notes due February 2009 with an effective interest rate of 6.11%, net of unamortized discount and debt issuance costs of $0.4 at December 31, 2006 ($0.5 at December 31, 2005)	199.6	199.5
8.55% Debentures due June 2024 with an effective interest rate of 8.76%, net of unamortized discount and debt issuance costs of $2.4 at December 31, 2006 ($2.5 at December 31, 2005)	147.6	147.5
6.875% Notes due January 2029 with an effective interest rate of 7.08%, net of unamortized discount and debt issuance costs of $8.3 at December 31, 2006 ($8.5 at December 31, 2005)	391.7	391.5
Other debt	1.4	9.9
Total debt	1,075.1	1,087.9
Less short-term debt and current maturities	1.3	9.9
Long-term debt	$ 1,073.8	$ 1,078.0

At December 31, 2006, we had $1,057.8 million of credit facilities with commercial banks, of which $500.0 million is a committed revolving credit facility (the "facility") that expires in July 2011. The facility provides for up to two one-year extensions, subject to the approval and acceptance by the lenders, among other conditions. In addition, the facility contains a provision to allow for an increase in the facility amount of an additional $500.0 million, subject to the approval and acceptance by the lenders, among other conditions. The facility contains certain covenants which, among other things, require the maintenance of a funded indebtedness to total capitalization ratio (a defined formula per the facility) of less than or equal to 0.60, restrict certain merger transactions or the sale of all or substantially all of the assets of the Company or a significant subsidiary and limit the amount of subsidiary indebtedness. Upon the occurrence of certain events of default, our obligations under the facility may be accelerated. Such events of default include payment defaults to lenders under the facility, covenant defaults and other customary defaults. At December 31, 2006, we were in compliance with all of the facility covenants. There were no direct borrowings under the facility during the year ended December 31, 2006; however, to the extent we have outstanding commercial paper, our ability to borrow under the facility is reduced. At December 31, 2006, we had no outstanding commercial paper.

In prior years, we terminated various interest rate swap agreements prior to their scheduled maturities resulting in net gains. The net gains were deferred and are being amortized as a net reduction of interest expense over the remaining life of the underlying debt securities. The unamortized net deferred gains of $10.5 million and $15.5 million are included in the 6.25% Notes due January 2009 and reported in long-term debt in the consolidated balance sheets at December 31, 2006 and 2005, respectively.

Maturities of debt at December 31, 2006 are as follows: 2007 – $1.3 million; 2008 – $0.0 million; 2009 – $534.5 million; 2010 – $0.0 million, 2011 – $0.0 million; and $539.3 million thereafter.

Note 12. Financial Instruments

Fair Value of Financial Instruments

Our financial instruments include cash and short-term investments, receivables, payables, debt and foreign currency forward contracts. Except as described below, the estimated fair value of such financial instruments at December 31, 2006 and 2005 approximates their carrying value as reflected in our consolidated balance sheets. The fair value of our debt and foreign currency forward contracts has been estimated based on quoted year end market prices.

The estimated fair value of total debt at December 31, 2006 and 2005 was $1,171.0 million and $1,233.6 million, respectively, which differs from the carrying amounts of $1,075.1 million and $1,087.9 million, respectively, included in our consolidated balance sheets.

Foreign Currency Forward Contracts

At December 31, 2006, we had entered into several foreign currency forward contracts with notional amounts aggregating $105.0 million to hedge exposure to currency fluctuations in various foreign currency payables and receivables, including British Pound Sterling, Norwegian Krone, Euro, Indonesian Rupiah and Brazilian Real. These contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2006 for contracts with similar terms and maturity dates, we recorded a loss of $0.2 million to adjust these foreign currency forward contracts to their fair market value. This loss offsets designated foreign currency exchange gains resulting from the underlying exposures and is included in selling, general and administrative expense in the consolidated statement of operations.

At December 31, 2005, we had entered into several foreign currency forward contracts with notional amounts aggregating $65.0 million to hedge exposure to currency fluctuations in various foreign currency payables and receivables, including British Pound Sterling, Norwegian Krone, Euro and Brazilian Real. These contracts were designated and qualified as fair value hedging instruments. Based on quoted market prices as of December 31, 2005 for contracts with similar terms and maturity dates, we recorded a gain of $0.1 million to adjust these foreign currency forward contracts to their fair market value. This gain offsets designated foreign currency exchange losses resulting from the underlying exposures and is included in selling, general and administrative expense in the consolidated statement of operations.

The counterparties to our foreign currency forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the unlikely event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency exchange rate differential.

Concentration of Credit Risk

We sell our products and services to numerous companies in the oil and natural gas industry. Although this concentration could affect our overall exposure to credit risk, we believe that we are exposed to minimal risk since the majority of our business is conducted with major companies within the industry. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral for our accounts receivable. In some cases, we will require payment in advance or security in the form of a letter of credit or bank guarantee.

We maintain cash deposits with major banks that may exceed federally insured limits. We periodically assess the financial condition of the institutions and believe that the risk of any loss is minimal.

Note 13. Segment and Related Information

We are a provider of drilling, formation evaluation, completion and production products and services to the worldwide oil and natural gas industry. We have historically reported our results under three segments – Drilling and Evaluation, Completion and Production and WesternGeco. The WesternGeco segment consisted of our 30% interest in WesternGeco which we sold in April 2006.

We report results for our product-line focused divisions under two segments: the Drilling and Evaluation segment and the Completion and Production segment. We have aggregated the divisions within each segment because they have similar economic characteristics and because the long-term financial performance of these divisions is affected by similar economic conditions. They also operate in the same markets, which include all of the major oil and natural gas producing regions of the world. The results of each segment are evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies of our segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements.

The Drilling and Evaluation segment consists of the Baker Hughes Drilling Fluids (drilling fluids), Hughes Christensen (oilfield drill bits), INTEQ (drilling, measurement-while-drilling and logging-while-drilling) and Baker Atlas (wireline formation evaluation and wireline completion services) divisions. The Drilling and Evaluation segment provides products and services used to drill and evaluate oil and natural gas wells.

The Completion and Production segment consists of the Baker Oil Tools (workover, fishing and completion equipment), Baker Petrolite (oilfield specialty chemicals) and Centrilift (electrical submersible pumps and progressing cavity pumps) divisions and the ProductionQuest business unit. The Completion and Production segment provides equipment and services used from the completion phase through the productive life of oil and natural gas wells.

The performance of our segments is evaluated based on segment profit (loss), which is defined as income from continuing operations before income taxes, interest expense, interest and dividend income and accounting changes. The "Corporate and Other" column includes corporate-related items, the pre-tax gain on the sale of our interest in WesternGeco of $1,743.5 million, the financial charge of $46.1 million recorded in connection with the settlement negotiations with the SEC and DOJ, results of insignificant operations and, as it relates to segment profit (loss), income and expense not allocated to the segments. The "Corporate and Other" column also includes assets of discontinued operations as of December 31, 2005 and 2004. Summarized financial information is shown in the following table.

	Drilling and Evaluation	Completion and Production	WesternGeco	Total Oilfield	Corporate and Other	Total
2006						
Revenues	$ 4,660.8	$ 4,366.6	$ –	$ 9,027.4	$ –	$ 9,027.4
Equity in income of affiliates	1.3	0.4	58.7	60.4	–	60.4
Segment profit	1,248.1	947.8	58.7	2,254.6	1,482.2	3,736.8
Total assets	3,988.8	3,595.7	–	7,584.5	1,121.2	8,705.7
Investment in affiliates	7.3	12.7	–	20.0	–	20.0
Capital expenditures	631.8	279.7	–	911.5	10.7	922.2
Depreciation and amortization	274.5	134.8	–	409.3	24.4	433.7
2005						
Revenues	$ 3,694.2	$ 3,490.0	$ –	$ 7,184.2	$ 1.3	$ 7,185.5
Equity in income of affiliates	1.1	2.2	96.7	100.0	0.1	100.1
Segment profit (loss)	766.3	682.4	96.7	1,545.4	(266.2)	1,279.2
Total assets	3,221.9	2,882.6	688.0	6,792.5	1,014.9	7,807.4
Investment in affiliates	6.1	12.2	660.6	678.9	–	678.9
Capital expenditures	347.8	129.6	–	477.4	0.9	478.3
Depreciation and amortization	232.7	121.1	–	353.8	28.6	382.4
2004						
Revenues	$ 3,033.3	$ 3,042.9	$ –	$ 6,076.2	$ 3.4	$ 6,079.6
Equity in income (loss) of affiliates	0.4	1.9	34.5	36.8	(0.5)	36.3
Segment profit (loss)	510.4	514.4	34.5	1,059.3	(283.4)	775.9
Total assets	2,893.1	2,625.4	643.9	6,162.4	658.9	6,821.3
Investment in affiliates	5.2	48.3	624.6	678.1	–	678.1
Capital expenditures	236.4	110.4	–	346.8	1.4	348.2
Depreciation and amortization	226.7	116.7	–	343.4	28.2	371.6

For the years ended December 31, 2006, 2005 and 2004, there were no revenues attributable to one customer that accounted for more than 10% of total revenues.

The following table presents the details of "Corporate and Other" segment profit (loss) for the years ended December 31:

	2006	2005	2004
Corporate and other expenses	$ (259.9)	$ (211.9)	$ (206.6)
Interest expense	(68.9)	(72.3)	(83.6)
Interest and dividend income	67.5	18.0	6.8
Gain on sale of interest in affiliate	1,743.5	–	–
Total	$ 1,482.2	$ (266.2)	$ (283.4)

The following table presents the details of "Corporate and Other" total assets at December 31:

	2006	2005	2004
Cash and other assets	$ 902.8	$ 771.8	$ 330.8
Accounts receivable	8.8	9.3	26.5
Current deferred tax asset	2.6	29.4	61.7
Property	65.8	78.5	107.6
Other tangible assets	141.2	109.3	115.6
Assets of discontinued operations	–	16.6	16.7
Total	$ 1,121.2	$ 1,014.9	$ 658.9

The following table presents consolidated revenues by country based on the location of the use of the products or services for the years ended December 31:

	2006	2005	2004
United States	$ 3,392.5	$ 2,576.1	$ 2,132.9
Canada	607.1	472.8	389.1
United Kingdom	514.8	402.9	329.2
Norway	438.4	376.1	310.7
Saudi Arabia	391.3	170.6	89.3
China	212.0	218.5	192.9
Venezuela	190.1	176.8	163.3
Other countries	3,281.2	2,791.7	2,472.2
Total	$ 9,027.4	$ 7,185.5	$ 6,079.6

The following table presents net property by country based on the location of the asset at December 31:

	2006	2005	2004
United States	$ 927.8	$ 734.4	$ 724.6
United Kingdom	188.8	133.2	146.0
Canada	78.8	67.9	56.4
Germany	51.7	49.4	44.4
Norway	50.7	43.8	46.8
United Arab Emirates	44.3	29.0	15.4
Brazil	34.3	21.0	18.8
Other countries	424.1	276.8	279.8
Total	$ 1,800.5	$ 1,355.5	$ 1,332.2

Note 14. Employee Benefit Plans

Defined Benefit Plans

We have noncontributory defined benefit pension plans ("Pension Benefits") covering employees primarily in the U.S., the U.K. and Germany. In the U.S., we merged two pension plans effective January 1, 2007, resulting in one tax-qualified U.S. pension plan, the Baker Hughes Incorporated Pension Plan ("BHIPP"). Under the provisions of BHIPP, a hypothetical cash balance account is established for each participant. Such accounts receive pay credits on a quarterly basis. The quarterly pay credit is based on a percentage according to the employee's age on the last day of the quarter applied to quarterly eligible compensation. In addition to quarterly pay credits, a cash balance account receives interest credits based on the balance in the account on the last day of the quarter. The BHIPP also includes frozen accrued benefits for participants in legacy defined benefit plans. For the majority of the participants in the U.K. pension plans, we do not accrue benefits as the plans are frozen; however, there are a limited number of members who still accrue future benefits on a defined benefit basis. The Germany pension plan is an unfunded plan where benefits are based on *creditable years of service*, creditable pay and accrual rates. We also provide certain postretirement health care and life insurance benefits ("other postretirement benefits"), through an unfunded plan, to substantially all U.S. employees who retire and have met certain age and service requirements.

Adoption of SFAS 158

In September 2006, the FASB issued SFAS 158, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Additionally, it requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006; however, the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. We adopted all requirements of SFAS 158 on December 31, 2006, except for the funded status measurement date requirement which will be adopted on December 31, 2008, as allowed under SFAS 158.

The incremental effect of applying SFAS 158 on the individual line items in the balance sheet as of December 31, 2006, is provided below:

	Before Application of SFAS 158	Increases (Decreases) U.S. Pensions	Non-U.S. Pensions	Other Postretirement Benefits	After Application of SFAS 158
Other assets	$ 479.2	$ (24.0)	$ (81.5)	$ 6.3	$ 380.0
Intangible assets	190.5	(0.1)	–	–	190.4
Total assets	$ 8,805.0	$ (24.1)	$ (81.5)	$ 6.3	$ 8,705.7
Liabilities for pensions and other postretirement benefits	$ 399.0	$ (0.2)	$ (77.4)	$ 17.9	$ 339.3
Accumulated other comprehensive loss	(147.6)	(23.9)	(4.1)	(11.6)	(187.2)
Total stockholders' equity	5,282.5	(23.9)	(4.1)	(11.6)	5,242.9
Total liabilities and stockholders' equity	$ 8,805.0	$ (24.1)	$ (81.5)	$ 6.3	$ 8,705.7

In the table above, the incremental effect on other assets consists of a decrease of $120.8 million related to prepaid pension assets offset by an increase of $21.6 million related to deferred tax assets. The incremental effect on accumulated other comprehensive loss ("AOCL") is net of the tax impact of $21.6 million.

Funded Status

Below is the reconciliation of the beginning and ending balances of benefit obligations, fair value of plan assets and the funded status of our plans. For our pension plans, the benefit obligation is the projected benefit obligation ("PBO") and for our other postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation ("APBO"). The measurement date for plan assets and obligations are as of October 1 of each year presented.

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005	2006	2005
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 238.8	$ 203.8	$ 287.5	$ 261.0	$ 184.5	$ 169.5
Service cost	26.2	22.8	3.4	2.2	7.4	6.1
Interest cost	12.8	11.9	15.0	13.8	9.7	9.7
Actuarial (gain) loss	(0.1)	10.9	24.6	47.8	(31.8)	12.5
Benefits paid	(11.7)	(11.3)	(10.6)	(5.3)	(12.9)	(13.3)
Plan amendments	6.1	–	–	–	–	–
Curtailments/settlements (gain) loss	–	–	–	(1.2)	–	–
Other	(2.5)	0.7	0.1	0.2	–	–
Exchange rate adjustments	–	–	40.5	(31.0)	–	–
Benefit obligation at end of year	269.6	238.8	360.5	287.5	156.9	184.5
Change in plan assets:						
Fair value of plan assets at beginning of year	354.1	284.9	207.6	158.3	–	–
Actual return on plan assets	39.7	45.9	23.3	30.7	–	–
Employer contributions	30.6	34.6	22.3	45.6	12.9	13.3
Benefits paid	(11.7)	(11.3)	(10.6)	(5.3)	(12.9)	(13.3)
Settlements (gain) loss	–	–	–	(1.3)	–	–
Other	(2.5)	–	0.1	–	–	–
Exchange rate adjustments	–	–	30.6	(20.4)	–	–
Fair value of plan assets at end of year	410.2	354.1	273.3	207.6	–	–
Funded status over (under) at measurement date	140.6	115.3	(87.2)	(79.9)	(156.9)	(184.5)
Employer contributions – fourth quarter	0.6	28.8	18.3	8.3	3.8	3.3
Funded status over (under) at end of year	$ 141.2	144.1	$ (68.9)	(71.6)	$ (153.1)	(181.2)
Unrecognized actuarial loss, net		47.8		95.1		45.4
Unrecognized prior service cost, net		0.3		0.2		7.2
Net amount recognized		$ 192.2		$ 23.7		$ (128.6)

The amounts recognized in the consolidated balance sheet consist of the following as of December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005	2006	2005
Noncurrent assets	$ 160.1	$ 203.6	$ –	$ 46.2	$ –	$ –
Current liabilities	(2.3)	–	(0.6)	–	(13.8)	(15.5)
Noncurrent liabilities	(16.6)	(11.4)	(68.3)	(22.5)	(139.3)	(113.1)
Net amount recognized	$ 141.2	$ 192.2	$ (68.9)	$ 23.7	$ (153.1)	$ (128.6)

The weighted average asset allocations by asset category for the plans are as follows at December 31:

	Percentage of Plan Assets					
	U.S. Pension Benefits			Non-U.S. Pension Benefits		
Asset Category	Target	2006	2005	Target	2006	2005
Equity securities	68%	68%	69%	55%	55%	58%
Debt securities	25%	24%	21%	21%	28%	20%
Real estate	7%	8%	9%	21%	12%	17%
Other	–	–	1%	3%	5%	5%
Total	100%	100%	100%	100%	100%	100%

We have an investment committee that meets quarterly to review the portfolio returns and to determine asset-mix targets based on asset/liability studies. A third-party investment consultant assisted us in developing an asset allocation strategy to determine our expected rate of return and expected risk for various investment portfolios. The investment committee considered these studies in the formal establishment of the current asset-mix targets based on the projected risk and return levels for each asset class.

The accumulated benefit obligation ("ABO") is the actuarial present value of pension benefits attributed to employee service to date and present compensation levels. The ABO differs from the PBO in that the ABO does not include any assumptions about future compensation levels. The ABO for all U.S. plans was $260.9 million and $232.9 million at December 31, 2006 and 2005, respectively. The ABO for all non-U.S. plans was $353.3 million and $279.2 million at December 31, 2006 and 2005, respectively.

Information for the plans with ABOs in excess of plan assets is as follows at December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005	2006	2005
Projected benefit obligation	$ 19.5	$ 108.0	$ 355.1	$ 281.7	n/a	n/a
Accumulated benefit obligation	19.2	102.2	348.4	274.6	$ 156.9	$ 184.5
Fair value of plan assets	–	77.9	268.1	203.0	n/a	n/a

Weighted average assumptions used to determine benefit obligations for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005	2006	2005
Discount rate	6.0%	5.5%	5.0%	4.9%	6.0%	5.5%
Rate of compensation increase	4.0%	4.0%	3.9%	3.4%	n/a	n/a

The development of the discount rate for our U.S. plans was based on a bond matching model whereby a hypothetical bond portfolio of high-quality, fixed-income securities is selected that will match the cash flows underlying the projected benefit obligation. The discount rate assumption for our non-U.S. plans reflects the market rate for high-quality, fixed-income securities.

Accumulated Other Comprehensive Loss

The amounts recognized in accumulated other comprehensive loss ("AOCL") consist of the following as of December 31, 2006:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
Net loss (gain)	$ 38.8	$ 123.4	$ 11.5
Net prior service cost (credit)	6.4	0.2	6.4
Net transition obligation	–	0.1	–
Total	$ 45.2	$ 123.7	$ 17.9

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $3.3 million and $0.7 million, respectively. The estimated prior service cost for the other postretirement benefits that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $1.0 million.

Net Periodic Benefit Costs

The components of net periodic benefit cost are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	$ 26.2	$ 22.8	$ 20.6	$ 3.4	$ 2.2	$ 2.1	$ 7.4	$ 6.1	$ 5.5
Interest cost	12.8	11.9	10.6	15.0	13.8	12.7	9.7	9.7	9.6
Expected return on plan assets	(31.6)	(25.9)	(20.7)	(16.0)	(13.2)	(9.2)	–	–	–
Amortization of prior service cost	0.1	–	0.1	–	–	–	0.8	0.6	0.6
Amortization of net (gain) loss	0.8	2.6	4.0	2.6	2.6	4.6	2.1	2.0	1.0
Special termination benefit cost	–	0.7	–	–	–	–	–	–	–
Settlement/curtailments (gain) loss	–	–	–	–	0.2	(3.2)	–	–	–
Net periodic benefit cost	$ 8.3	$ 12.1	$ 14.6	$ 5.0	$ 5.6	$ 7.0	$ 20.0	$ 18.4	$ 16.7

Weighted average assumptions used to determine net periodic benefit costs for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Discount rate	5.5%	6.0%	6.3%	4.9%	5.7%	5.4%	5.5%	6.0%	6.3%
Expected rate of return on plan assets	8.5%	8.5%	8.5%	6.9%	7.4%	7.3%	n/a	n/a	n/a
Rate of compensation increase	4.0%	3.5%	3.5%	3.5%	3.5%	2.5%	n/a	n/a	n/a

In selecting the expected rate of return on plan assets, we consider the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of these plans. This includes considering the trusts' asset allocation and the expected returns likely to be earned over the life of the plans.

Expected Cash Flows

For all pension plans, we make annual contributions to the plans in amounts equal to or greater than amounts necessary to meet minimum governmental funding requirements. As a result of the merger of our U.S. plans, BHIPP is overfunded; therefore, we are not required nor do we intend to make pension contributions to BHIPP in 2007, and we currently estimate that we will not be required to make contributions to BHIPP for five to eight years thereafter. In 2007, we expect to contribute between $2.0 million and $3.0 million to our nonqualified U.S. pension plans and between $13.0 million and $15.0 million to the non-U.S. pension plans.

The following table presents the expected benefit payments over the next ten years. The U.S. and non-U.S. pension benefit payments are made by the respective pension trust funds. The other postretirement benefits are net of expected Medicare subsidies of approximately $2.0 million per year and are payments that are expected to be made by us.

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
2007	$ 14.2	$ 10.9	$ 14.3
2008	15.0	10.9	14.8
2009	16.9	11.7	15.3
2010	19.1	9.8	15.6
2011	22.0	9.9	16.1
2012 – 2016	166.2	31.3	93.4

Health Care Cost Trend Rates

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement welfare benefits plan. As of December 31, 2006, the health care cost trend rate was 9.0% for employees under age 65 and 6.6% for participants over age 65, with each declining gradually each successive year until it reaches 5.0% for both employees under age 65 and over age 65 in 2011. A one percentage point change in assumed health care cost trend rates would have had the following effects on 2006:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 0.6	$ (0.5)
Effect on postretirement welfare benefit obligation	10.0	(8.9)

Defined Contribution Plans

During the periods reported, generally all of our U.S. employees were eligible to participate in our sponsored Thrift Plan, which is a 401(k) plan under the Internal Revenue Code of 1986, as amended ("the Code"). The Thrift Plan allows eligible employees to elect to contribute from 1% to 50% of their salaries to an investment trust. Employee contributions were matched in cash by us at the rate of $1.00 per $1.00 employee contribution for the first 3% and $0.50 per $1.00 employee contribution for the next 2% of the employee's salary. Beginning January 1, 2007, we will match employee contributions in cash at the rate of $1.00 per $1.00 employee contribution for the first 5% of the employee's salary. Such contributions vest immediately. In addition, we make cash contributions for all eligible employees between 2% and 5% of their salary depending on the employee's age. Prior to January 1, 2007, such contributions become fully vested to the employee after five years of employment. Beginning January 1, 2007, such contributions are fully vested to the employee after three years of employment. The Thrift Plan provides for ten different investment options, for which the employee has sole discretion in determining how both the employer and employee contributions are invested. Our contributions to the Thrift Plan and several other non-U.S. defined contribution plans amounted to $102.2 million, $86.5 million and $75.5 million in 2006, 2005 and 2004, respectively.

For certain non-U.S. employees who are not eligible to participate in the Thrift Plan, we provide a non-qualified defined contribution plan that provides basically the same benefits as the Thrift Plan. In addition, we provide a non-qualified supplemental retirement plan ("SRP") for certain officers and employees whose benefits under the Thrift Plan and/or the U.S. defined benefit pension plan are limited by federal tax law. The SRP also allows the eligible employees to defer a portion of their eligible compensation and provides for employer matching and base contributions pursuant to limitations. Both non-qualified plans are invested through trusts, and the assets and corresponding liabilities are included in our consolidated balance sheet. Our contributions to these non-qualified plans were $8.3 million, $7.2 million and $6.1 million for 2006, 2005 and 2004, respectively.

Postemployment Benefits

We provide certain postemployment disability income, medical and other benefits to substantially all qualifying former or inactive U.S. employees. Income benefits for long-term disability are provided through a fully-insured plan. The continuation of medical and other benefits while on disability ("Continuation Benefits") are provided through a qualified self-insured plan. The accrued postemployment liability for Continuation Benefits at December 31, 2006 and 2005 was $17.6 million and $17.5 million, respectively, and is included in other liabilities in our consolidated balance sheet.

Note 15. Commitment and Contigencies

Leases

At December 31, 2006, we had long-term non-cancelable operating leases covering certain facilities and equipment. The minimum annual rental commitments, net of amounts due under subleases, for each of the five years in the period ending December 31, 2011 are $82.0 million, $57.4 million, $40.8 million, $28.5 million and $21.6 million, respectively, and $137.9 million in the aggregate thereafter. We have not entered into any significant capital leases.

Litigation

We are involved in litigation or proceedings that have arisen in our ordinary business activities. We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability, general liability and workers compensation. We record accruals for the uninsured portion of losses related to these types of claims. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.

On March 29, 2002, we announced that we had been advised that the Securities and Exchange Commission ("SEC") and the Department of Justice ("DOJ") are conducting investigations into allegations of violations of law relating to Nigeria and other related matters. The SEC has issued a formal order of investigation into possible violations of provisions under the Foreign Corrupt Practices Act ("FCPA") regarding anti-bribery, books and records and internal controls. The SEC has issued subpoenas seeking information about our operations in Angola (subpoena dated August 6, 2003) and Kazakhstan (subpoenas dated August 6, 2003 and April 22, 2005) as part of its ongoing investigation. We are providing documents to and cooperating fully with the SEC and DOJ. The DOJ and the SEC have issued subpoenas to, or otherwise asked for interviews with, current and former employees in connection with the investigations regarding Nigeria, Angola and Kazakhstan. In addition, we have conducted internal investigations into these matters.

Our internal investigations have identified issues regarding the propriety of certain payments and apparent deficiencies in our books and records and internal controls with respect to certain operations in Nigeria, Angola and Kazakhstan, as well as potential liabilities to governmental authorities in Nigeria. The investigation in Nigeria was substantially completed during the first quarter of 2003 and, based upon current information, we do not expect that any such potential liabilities will have a material adverse effect on our consolidated financial statements. The internal investigations in Angola and Kazakhstan were substantially completed in the third quarter of 2004. Evidence obtained during the course of the investigations has been provided to the SEC and DOJ.

In 2004, we received a subpoena from a grand jury in the Southern District of New York regarding goods and services we delivered to Iraq from 1995 through 2003 during the United Nations Oil-for-Food Program. In 2004, we also received a request from the SEC to provide a written statement and certain information regarding our participation in that program. We have responded to both the subpoena and the request and may provide additional materials.

The DOJ, the SEC and other agencies and authorities have a broad range of civil and criminal sanctions they may seek to impose against corporations and individuals in appropriate circumstances including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. Such agencies and authorities have entered into agreements with, and obtained a range of sanctions against, several public corporations and individuals arising from allegations of improper payments and deficiencies in books and records and internal controls, whereby civil and criminal penalties were imposed, including in some cases multi-million dollar fines and other sanctions.

The Company has engaged in settlement discussions with both the DOJ and SEC concerning the issues in Nigeria, Angola and Kazakhstan. There can be no assurance that such discussions will result in a resolution of any or all of these issues; however, we have determined that the settlement discussions are likely to result in a resolution that will include both civil and criminal sanctions as well as significant fines and penalties. Our best estimate of the associated financial charge of $46.1 million was recorded in the fourth quarter of 2006 and is included in selling, general and administrative expenses. If a resolution is not concluded, we believe it is probable that the DOJ and SEC will seek civil and criminal sanctions against us as well as fines and penalties. If ultimately imposed, or if agreed to by settlement, such fines and penalties may exceed the current amount we have estimated and reserved. It is not possible to accurately predict at this time when any of the investigations will be finally resolved.

Environmental Matters

Our past and present operations include activities which are subject to extensive domestic (including U.S. federal, state and local) and international environmental regulations with regard to air and water quality and other environmental matters. Our environmental procedures, policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage.

We are involved in voluntary remediation projects at some of our present and former manufacturing locations or other facilities, the majority of which relate to properties obtained in acquisitions or to sites no longer actively used in operations. On rare occasions, remediation activities are conducted as specified by a government agency-issued consent decree or agreed order. Remediation costs are accrued based on estimates of probable exposure using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. Remediation cost estimates include direct costs related to the environmental investigation, external consulting activities, governmental oversight fees, treatment equipment and costs associated with long-term operation, maintenance and monitoring of a remediation project.

We have also been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites. We participate in the process set out in the Joint Participation and Defense Agreement to negotiate with government agencies, identify other PRPs, determine each PRP's allocation and estimate remediation costs. We have accrued what we believe to be our pro-rata share of the total estimated cost of remediation and associated management of these Superfund sites. This share is based upon the ratio that the estimated volume of waste we contributed to the site bears to the total estimated volume of waste disposed at the site. Applicable United States federal law imposes joint and several liability on each PRP for the cleanup of these sites leaving us with the uncertainty that we may be responsible for the remediation cost attributable to other PRPs who are unable to pay their share. No accrual has been made under the joint and several liability concept for those Superfund sites where our participation is de minimis since we believe that the probability that we will have to pay material costs above our volumetric share is remote. We believe there are other PRPs who have greater involvement on a volumetric calculation basis, who have substantial assets and who may be reasonably expected to pay their share of the cost of remediation. For those Superfund sites where we are a significant PRP, remediation costs are estimated to include recalcitrant parties. In some cases, we have insurance coverage or contractual indemnities from third parties to cover a portion of or the ultimate liability.

Our total accrual for environmental remediation is $17.3 million and $17.4 million, which includes accruals of $5.9 million and $4.9 million for the various Superfund sites, at December 31, 2006 and 2005, respectively. The determination of the required accruals for remediation costs is subject to uncertainty, including the evolving nature of environmental regulations and the difficulty in estimating the extent and type of remediation activity that will be utilized. We believe that the likelihood of material losses in excess of the amounts accrued is remote.

Other

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as letters of credit and other bank issued guarantees, which totaled approximately $376.9 million at December 31, 2006. We also had commitments outstanding for purchase obligations related to capital expenditures and inventory under purchase orders and contracts of approximately $253.7 million at December 31, 2006. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

Note 16. Other Supplemental Information

Product Warranty Liability

The changes in the aggregate product warranty liability are as follows:

Balance as of *December 31, 2004*	$ 16.6
Claims paid	(2.6)
Additional warranties	2.1
Revisions in estimates for previously issued warranties	(2.5)
Other	(0.2)
Balance as of December 31, 2005	13.4
Claims paid	(6.3)
Additional warranties	11.4
Revisions in estimates for previously issued warranties	3.0
Other	1.1
Balance as of December 31, 2006	$ 22.6

Asset Retirement Obligations

On December 31, 2005, we adopted FASB Interpretation No. 47, *Conditional Asset Retirement Obligations* ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 resulted in a charge of $0.9 million, net of tax of $0.5 million, recorded as the cumulative effect of accounting change in the consolidated statement of operations. In conjunction with the adoption, we recorded conditional asset retirement obligations of $1.6 million as the fair value of the costs associated with the special handling of asbestos related materials in certain facilities.

We have certain facilities that contain asbestos related materials for which a liability has not been recognized because we are unable to determine the time frame over which these obligations may be settled. Our normal practice is to conduct asbestos abatement procedures when required by contractual requirements related to asset disposals or when a facility with asbestos is subject to significant renovation or is demolished. We have no plans or expectations to sell, abandon or demolish these other facilities nor do we anticipate the need for major renovations to them resulting from technological or operations changes or other factors. We expect these other facilities to be operational in their current state for the foreseeable future and, therefore, the time frame over which these obligations will be settled cannot be determined. As a result, sufficient information does not exist to enable us to reasonably estimate the fair value of the asset retirement obligation.

The changes in the asset retirement obligation liability are as follows:

Balance as of *December 31, 2004*	$ 12.9
Liabilities incurred	1.6
Liabilities settled	(0.2)
Accretion expense	0.5
Revisions to existing liabilities	1.2
Adoption of FIN 47	1.6
Translation adjustments	(0.2)
Balance as of December 31, 2005	17.4
Liabilities incurred	1.3
Liabilities settled	(1.2)
Accretion expense	0.3
Revisions to existing liabilities	(2.3)
Translation adjustments	0.2
Balance as of December 31, 2006	$ 15.7

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of tax, is comprised of the following at December 31:

	2006	2005
Foreign currency translation adjustments	$ (60.3)	$ (117.4)
Pension and other postretirement benefits	(126.9)	(69.5)
Other	–	(1.1)
Total	$ (187.2)	$ (188.0)

Other

Supplemental consolidated statement of operations information is as follows for the years ended December 31:

	2006	2005	2004
Rental expense (generally transportation equipment and warehouse facilities)	$ 161.0	$ 138.7	$ 123.5
Research and development	216.2	188.2	176.7

Note 17. Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2006					
Revenues	$ 2,062.0	$ 2,203.3	$ 2,309.4	$ 2,452.7	$ 9,027.4
Gross profit[1]	712.5	780.7	851.1	900.7	3,245.0
Income from continuing operations	318.8	1,395.0	358.6	326.2	2,398.6
Net income	339.2	1,395.0	358.6	326.2	2,419.0
Basic earnings per share:					
Income from continuing operations	0.93	4.15	1.10	1.02	7.26
Net income	0.99	4.15	1.10	1.02	7.32
Diluted earnings per share:					
Income from continuing operations	0.93	4.14	1.09	1.02	7.21
Net income	0.99	4.14	1.09	1.02	7.27
Dividends per share	0.13	0.13	0.13	0.13	0.52
Common stock market prices:					
High	77.44	88.60	83.65	78.25	
Low	63.93	67.75	62.17	66.06	
2005					
Revenues	$ 1,642.9	$ 1,768.4	$ 1,784.8	$ 1,989.4	$ 7,185.5
Gross profit[1]	487.3	552.6	564.8	638.3	2,243.0
Income from continuing operations	178.4	218.0	220.6	257.4	874.4
Net income	179.8	218.8	221.9	257.9	878.4
Basic earnings per share:					
Income from continuing operations	0.53	0.65	0.64	0.76	2.58
Net income	0.53	0.65	0.65	0.76	2.59
Diluted earnings per share:					
Income from continuing operations	0.53	0.64	0.64	0.75	2.56
Net income	0.53	0.64	0.65	0.75	2.57
Dividends per share	0.115	0.115	0.115	0.13	0.475
Common stock market prices:					
High	47.70	51.95	60.79	62.76	
Low	41.20	42.51	51.54	51.20	

(1) Represents revenues less cost of sales, cost of services and rentals and research and engineering.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has established and maintains a system of disclosure controls and procedures to provide reasonable assurances that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. As of December 31, 2006, our management, including our principal executive officer and principal financial officer, conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures as of December 31, 2006 are effective, at a reasonable assurance level, in ensuring that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Design and Evaluation of Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management included a report of their assessment of the design and effectiveness of our internal controls as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein. Management's report and the independent registered public accounting firm's attestation report are included in Item 8 under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning our directors is set forth in the sections entitled "Proposal No. 1, Election of Directors," and "Corporate Governance – Committees of the Board – Audit/ Ethics Committee" in our Proxy Statement for the Annual Meeting of Stockholders to be held April 26, 2007 ("Proxy Statement"), which sections are incorporated herein by reference. For information regarding our executive officers, see "Item 1. Business – Executive Officers" in this Annual Report on Form 10-K. Additional information regarding compliance by directors and executive officers with Section 16(a) of the Exchange Act is set forth under the section entitled "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in our Proxy Statement, which section is incorporated herein by reference. For information concerning our Business Code of Conduct and Code of Ethical Conduct Certificates, see "Item 1. Business" in this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information for this item is set forth in the following sections of our Proxy Statement, which sections are incorporated herein by reference: "Compensation Discussion and Analysis," "Executive Compensation," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and our management is set forth in the sections entitled "Voting Securities" and "Security Ownership of Management" in our Proxy Statement, which sections are incorporated herein by reference.

Our Board of Directors has approved procedures for use under our Securities Trading and Disclosure Policy to permit our employees, officers and directors to enter into written trading plans complying with Rule 10b5-1 under the Exchange Act. Rule 10b5-1 provides criteria under which such an individual may establish a prearranged plan to buy or sell a specified number of shares of a company's stock over a set period of time. Any such plan must be entered into in good faith at a time when the individual is not in possession of material, nonpublic information. If an individual establishes a plan satisfying the requirements of Rule 10b5-1, such individual's subsequent receipt of material, nonpublic information will not prevent transactions under the plan from being executed. Certain of our officers have advised us that they have and may enter into a stock sales plan for the sale of shares of our common stock which are intended to comply with the requirements of Rule 10b5-1 of the Exchange Act. In addition, the Company has and may in the future enter into repurchases of our common stock under a plan that complies with Rule 10b5-1 or Rule 10b-18 of the Exchange Act.

Equity Compensation Plan Information

The information in the following table is presented as of December 31, 2006 with respect to shares of our common stock that may be issued under our existing equity compensation plans, including the Baker Hughes Incorporated 1993 Stock Option Plan, the Baker Hughes Incorporated Long-Term Incentive Plan and the Baker Hughes Incorporated 2002 Directors & Officers Long-Term Incentive Plan, all of which have been approved by our stockholders.

	(In millions of shares)		
Equity Compensation Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column)
Stockholder-approved plans (excluding Employee Stock Purchase Plan)	1.3	$ 52.34	3.5
Nonstockholder-approved plans[1]	3.0	43.84	6.7
Subtotal (except for weighted average exercise price)	4.3	46.39	10.2
Employee Stock Purchase Plan	–	[2]	2.9
Total	4.3[3]		13.1

(1) The table includes the following nonstockholder-approved plans: the 1998 Employee Stock Option Plan, the 1998 Special Employee Stock Option Plan, the 2002 Employee Long-Term Incentive Plan and the Director Compensation Deferral Plan. A description of each of these plans is set forth below.

(2) The per share purchase price under the Baker Hughes Incorporated Employee Stock Purchase Plan is determined in accordance with section 423 of the Code as 85% of the lower of the fair market value of a share of our common stock on the date of grant or the date of purchase.

(3) The table does not include shares subject to outstanding options we assumed in connection with certain mergers and acquisitions of entities which originally granted those options. When we acquired the stock of Western Atlas Inc. in a transaction completed in August 1998, we assumed the options granted under the Western Atlas Director Stock Option Plan. As of December 31, 2006, 5,400 shares of our common stock would be issuable upon the exercise of outstanding options previously granted under the Western Atlas Director Stock Option Plan with a weighted average exercise price per share of $33.15.

Our nonstockholder-approved plans are described below:

1998 Employee Stock Option Plan

The Baker Hughes Incorporated 1998 Employee Stock Option Plan (the "1998 ESOP") was adopted effective as of October 1, 1998. The number of shares authorized for issuance under the 1998 ESOP is 7.0 million shares. Nonqualified stock options may be granted under the 1998 ESOP to our employees. The exercise price of the options will be equal to the fair market value per share of our common stock on the date of grant, and option terms may be up to ten years. Under the terms and conditions of the option award agreements for options issued under the 1998 ESOP, options generally vest and become exercisable in installments over the optionee's period of service, and the options vest on an accelerated basis in the event of a change in control. As of December 31, 2006, options covering approximately 0.3 million shares of our common stock were outstanding under the 1998 ESOP, options covering approximately 0.2 million shares were exercised during fiscal year 2006 and approximately 0.3 million shares remained available for future options.

1998 Special Employee Stock Option Plan

The Baker Hughes Incorporated 1998 Special Employee Stock Option Plan (the "1998 SESOP") was adopted effective as of October 22, 1997. The number of shares authorized for issuance upon the exercise of options granted under the 1998 SESOP is 2.5 million shares. Under the 1998 SESOP, the Compensation Committee of our Board of Directors has the authority to grant nonqualified stock options to purchase shares of our common stock to a broad-based group of employees. The exercise price of the options will be equal to the fair market value per share of our common stock at the time of the grant, and option terms may be up to ten years. Stock option grants of 100 shares, with an exercise price of $47.813 per share, were issued to all of our U.S. employees in October 1997 and to our international employees in May 1998. As of December 31, 2006, options covering approximately 0.3 million shares of our common stock were outstanding under the 1998 SESOP, options covering approximately 0.2 million shares were exercised during fiscal year 2006 and approximately 1.6 million shares remained available for future options.

2002 Employee Long-Term Incentive Plan

The Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan (the "2002 Employee LTIP") was adopted effective as of March 6, 2002. The 2002 Employee LTIP permits the grant of awards as nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, stock awards and cash-based awards to our corporate officers and key employees. The number of shares authorized for issuance under the 2002 Employee LTIP is 9.5 million, with no more than 3.0 million available for grant as awards other than options (the number of shares is subject to adjustment for changes in our common stock).

The 2002 Employee LTIP is the companion plan to the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan, which was approved by our stockholders in 2002. The rationale for the two companion plans was to discontinue the use of the remaining older option plans and to have only two plans from which we would issue compensation awards.

Options. The exercise price of the options will not be less than the fair market value of the shares of our common stock on the date of grant, and options terms may be up to ten years. The maximum number of shares of our common stock that may be subject to options granted under the 2002 Employee LTIP to any one employee during any one fiscal year will not exceed 3.0 million, subject to adjustment under the antidilution provisions of the 2002 Employee LTIP. Under the terms and conditions of the stock option awards for options issued under the 2002 Employee LTIP, options generally vest and become exercisable in installments over the optionee's period of service, and the options vest on an accelerated basis in the event of a change in control or certain terminations of employment. As of December 31, 2006, options covering approximately 2.4 million shares of our common stock were outstanding under the 2002 Employee LTIP, options covering approximately 0.7 million shares were exercised during fiscal year 2006 and approximately 4.3 million shares remained available for future options.

Performance Shares and Units; Cash-Based Awards. Performance shares may be granted to employees in the amounts and upon the terms determined by the Compensation Committee of our Board of Directors, but must be limited to no more than 1.0 million shares to any one employee in any one fiscal year. Performance units and cash-based awards may be granted to employees in amounts and upon the terms determined by the Compensation Committee, but must be limited to no more than $10.0 million for any one employee in any one fiscal year. The performance measures that may be used to determine the extent of the actual performance payout or vesting include, but are not limited to, net earnings; earnings per share; return measures; cash flow return on investments (net cash flows divided by owner's equity); earnings before or after taxes, interest, depreciation and/or amortization; share price (including growth measures and total shareholder return) and Baker Value Added (our metric that measures operating profit after tax less the cost of capital employed).

Restricted Stock and Restricted Stock Units. With respect to awards of restricted stock and restricted stock units, the Compensation Committee will determine the conditions or restrictions on the awards, including whether the holders of the restricted stock or restricted stock units will exercise full voting rights (in the case of restricted stock awards only) or receive dividends and other distributions during the restriction period. At the time the award is made, the Compensation Committee will determine the right to receive unvested restricted stock or restricted units after termination of service. Awards of restricted stock are limited to 1.0 million shares in any one year to any one individual. Awards of restricted stock units are limited to 1.0 million units in any one year to any one individual.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2002 Employee LTIP on the terms and conditions determined by the Compensation Committee. The grant price of a freestanding stock appreciation right will not be less than the fair market value of our common stock on the date of grant. The maximum number of shares of our common stock that may be subject to stock appreciation rights granted under the 2002 Employee LTIP to any one individual during any one fiscal year will not exceed 3.0 million shares, subject to adjustment under the antidilution provisions of the 2002 Employee LTIP.

Administration; Amendment and Termination. The Compensation Committee shall administer the 2002 Employee LTIP, and in the absence of the Compensation Committee, the Board will administer the Plan. The Compensation Committee will have full and exclusive power to interpret the provisions of the 2002 Employee LTIP as the Committee may deem necessary or proper. The Board may alter, amend, modify, suspend or terminate the 2002 Employee LTIP, except that no amendment, modification, suspension or termination that would adversely affect in any material way the rights of a participant under any award previously granted under the 2002 Employee LTIP may be made without the written consent of the participant. In addition, no amendment of the 2002 Employee LTIP shall become effective absent stockholder approval of the amendment, to the extent stockholder approval is otherwise required by applicable legal requirements.

Director Compensation Deferral Plan

The Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective July 24, 2002 (the "Deferral Plan"), is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals. If a director elects a stock option-related deferral, on the last day of each calendar quarter he or she will be granted a nonqualified stock option. The number of shares subject to the stock option is calculated by multiplying the amount of the deferred compensation that otherwise would have been paid to the director during the quarter by 4.4 and then dividing by the fair market value of our common stock on the last day of the quarter. The per share exercise price of the option will be the fair market value of a share of our common stock on the date the option is granted. Stock options granted under the Deferral Plan vest on the first anniversary of the date of grant and must be exercised within ten years of the date of grant. If a director's directorship terminates for any reason, any options outstanding will expire three years after the termination of the directorship. The maximum aggregate number of shares of our common stock that may be issued under the Deferral Plan is 0.5 million. As of December 31, 2006, options covering 3,313 shares of our common stock were outstanding under the Deferral Plan, options covering 878 shares were exercised during fiscal 2006 and approximately 0.5 million shares remained available for future options.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information for this item is set forth in the section entitled "Corporate Governance-Director Independence" in our Proxy Statement, which section is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information concerning principal accounting fees and services is set forth in the section entitled "Fees Paid to Deloitte & Touche LLP" in our Proxy Statement, which section is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) List of Documents filed as part of this Report.

(1) Financial Statements

All financial statements of the Registrant as set forth under Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts

(3) Exhibits

Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Annual Report on Form 10-K. Exhibits designated with a "+" are identified as management contracts or compensatory plans or arrangements. Exhibits previously filed as indicated below are incorporated by reference.

3.1 Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2002).

3.2 Certificate of Amendment to the Restated Certificate of Incorporation (filed as Exhibit 3.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed May 4, 2005).

3.3 Bylaws of Baker Hughes Incorporated restated as of April 27, 2006 (filed as Exhibit 3.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2006).

4.1 Rights of Holders of the Company's Long-Term Debt. The Company has no long-term debt instrument with regard to which the securities authorized thereunder equal or exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of its long-term debt instruments to the SEC upon request.

4.2 Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2002).

4.3 Certificate of Amendment to the Restated Certificate of Incorporation (filed as Exhibit 3.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed May 4, 2005).

4.4 Bylaws of Baker Hughes Incorporated restated as of April 27, 2006 (filed as Exhibit 3.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2006).

4.5 Indenture dated as of May 15, 1994 between Western Atlas Inc. and The Bank of New York, Trustee, providing for the issuance of securities in series (filed as Exhibit 4.4 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2004).

10.1+ Employment Agreement by and between Baker Hughes Incorporated and Chad C. Deaton dated as of October 25, 2004 (filed as Exhibit 10.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 7, 2004).

10.2+ Change in Control Agreement between Baker Hughes Incorporated and Chad C. Deaton dated as of October 25, 2004 (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 7, 2004).

10.3+ Indemnification Agreement dated as of October 25, 2004 between Baker Hughes Incorporated and Chad C. Deaton (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed on October 7, 2004).

10.4+ Stock Option Agreement issued to Chad C. Deaton on October 25, 2004 in the amount of 75,000 shares of Company Common Stock (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2004).

10.5+ Agreement regarding restricted stock award issued to Chad C. Deaton on October 25, 2004 in the amount of 80,000 shares of Company Common Stock (filed as Exhibit 10.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2004).

10.6+ Agreement regarding restricted stock award issued to James R. Clark on October 27, 2004 in the amount of 40,000 shares of Baker Hughes Incorporated Common Stock (filed as Exhibit 10.7 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2004).

10.7+ Second Amended and Restated Stock Matching Agreement by and between Baker Hughes Incorporated and James R. Clark dated as of October 25, 2004 (filed as Exhibit 10.6 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2004).

10.8+ Letter dated October 26, 2005 to James R. Clark clarifying Mr. Clark's employment terms (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2005).

10.9+ Restated Retirement and Consulting Agreement between G. Stephen Finley and Baker Hughes Incorporated dated as of March 27, 2006 (filed as Exhibit 10.2 to Current Report on Form 8-K filed March 31, 2006).

10.10+ Letter Agreement between Peter A. Ragauss and Baker Hughes Incorporated dated as of March 27, 2006 (filed as Exhibit 10.1 to Current Report on Form 8-K filed March 31, 2006).

10.11+ Form of Change in Control Severance Plan (filed as Exhibit 10.8 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.12+ Form of Change in Control Severance Agreement between Baker Hughes Incorporated and David H. Barr and John A. O'Donnell effective as of July 28, 2004, and with James R. Clark, Alan R. Crain, Jr., Greg Nakanishi and Douglas J. Wall to be effective as of January 1, 2006 and with Chris P. Beaver, Paul S. Butero and Martin S. Craighead effective as of February 28, 2005 and with Richard L. Williams effective as of May 2, 2005 and with Charles S. Wolley effective as of January 1, 2006 and with Gary G. Rich effective as of September 15, 2006 (filed as Exhibit 10.8 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2004).

10.13+ Form of Indemnification Agreement between Baker Hughes Incorporated and each of the directors and executive officers (filed as Exhibit 10.4 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.14+ Baker Hughes Incorporated Director Retirement Policy for Certain Members of the Board of Directors (filed as Exhibit 10.10 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.15+ Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective as of July 24, 2002 (filed as Exhibit 10.16 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.16+ Baker Hughes Incorporated Executive Severance Plan (effective November 1, 2002) (filed as Exhibit 10.13 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.17+ Baker Hughes Incorporated Annual Incentive Compensation Plan, as amended and restated effective January 1, 2005 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated 10-Q for the quarter ended March 31, 2006).

10.18+ Baker Hughes Incorporated Supplemental Retirement Plan, as amended and restated effective as of January 1, 2005 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2005).

10.19+*First Amendment to Baker Hughes Incorporated Supplemental Retirement Plan, as amended and restated effective as of January 1, 2005, dated February 9, 2007 to be effective January 1, 2007.

10.20+ Long-Term Incentive Plan, as amended by Amendment No. 1999-1 to Long-Term Incentive Plan (filed as Exhibit 10.18 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.21+ Baker Hughes Incorporated 1998 Employee Stock Option Plan, as amended by Amendment No. 1999-1 to 1998 Employee Stock Option Plan (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2003).

10.22+ Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan (filed as Exhibit 4.4 to Registration Statement No. 333-87372 on Form S-8 filed May 1, 2002).

10.23+ Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2003).

10.24+ Amendment to 2002 Director & Officer Long-Term Incentive Plan, effective as of October 27, 2005 (filed as Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

10.25 Baker Hughes Incorporated Employee Stock Purchase Plan, as amended and restated, effective as of March 3, 2003 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2003).

10.26+ Baker Hughes Incorporated Pension Plan effective as of January 1, 2002, as amended by First Amendment, effective January 1, 2002 (filed as Exhibit 10.51 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.27+ Form of Stock Option Agreement for executive officers effective October 1, 1998 (filed as Exhibit 10.37 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.28+ Form of Nonqualified Stock Option Agreement for directors effective October 25, 1998 (filed as Exhibit 10.39 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.29+ Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for executive officers, dated January 24, 2001 (filed as Exhibit 10.41 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.30 Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.43 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.31 Form of Baker Hughes Incorporated Incentive Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.44 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.32+ Form of Baker Hughes Incorporated Stock Option Award Agreements, with Terms and Conditions (filed as Exhibit 10.46 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.33+ Form of Baker Hughes Incorporated Performance Award Agreement, including Terms and Conditions for certain executive officers (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2004).

10.34+ Form of Restricted Stock Award Resolution, including Terms and Conditions (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2004).

10.35+ Form of Baker Hughes Incorporated Restricted Stock Award Agreement (filed as Exhibit 10.54 to Annual Report on Form 10-K for the year ended December 31, 2004).

10.36+ Form of Baker Hughes Incorporated Restricted Stock Award Terms and Conditions (filed as Exhibit 10.54 to Annual Report on Form 10-K for the year ended December 31, 2004).

10.37 Form of Baker Hughes Incorporated Restricted Stock Unit Agreement (filed as Exhibit 10.54 to Annual Report on Form 10-K for the year ended December 31, 2004).

10.38 Form of Baker Hughes Incorporated Restricted Stock Unit Terms and Conditions (filed as Exhibit 10.54 to Annual Report on Form 10-K for the year ended December 31, 2004).

10.39+ Form of Baker Hughes Incorporated Restricted Stock Award, including Terms and Conditions for directors (filed as Exhibit 10.40 to Annual Report on Form 10-K for the year ended December 31, 2005).

10.40+ Form of Baker Hughes Incorporated Stock Option Award Agreement, including Terms and Conditions for directors (filed as Exhibit 10.41 to Annual Report on Form 10-K for the year ended December 31, 2005).

10.41+*Baker Hughes Incorporated Amended and Restated Nonqualified Stock Option Agreement dated February 24, 2006 between Baker Hughes Incorporated and Anthony G. Fernandes.

10.42+ Form of Baker Hughes Incorporated Performance Unit Award Agreement, including Terms and Conditions (filed as Exhibit 10.42 to Annual Report on Form 10-K for the year ended December 31, 2005).

10.43+ Performance Goals for the Performance Unit Award granted in 2006 (filed as Exhibit 10.43 to Annual Report on Form 10-K for the year ended December 31, 2005).

10.44+*Form of Performance Goals for the Performance Unit Awards.

10.45+*Compensation Table for Named Executive Officers and Directors.

10.46 Form of Credit Agreement, dated as of July 7, 2005, among Baker Hughes Incorporated, JPMorgan Chase Bank, N.A., as Administrative Agent and fourteen lenders for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed July 11, 2005).

10.47 First Amendment to the Credit Agreement dated June 7, 2006, among Baker Hughes Incorporated and fifteen banks for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed June 12, 2006).

10.48 Agreement and Plan of Merger among Baker Hughes Incorporated, Baker Hughes Delaware I, Inc. and Western Atlas Inc. dated as of May 10, 1998 (filed as Exhibit 10.30 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.49 Tax Sharing Agreement dated October 31, 1997, between Western Atlas Inc. and UNOVA Inc. (filed as Exhibit 10.31 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.50+ Employee Benefits Agreement dated October 31, 1997, between Western Atlas Inc. and UNOVA Inc. (filed as Exhibit 10.32 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.51 Master Formation Agreement by and among the Company, Schlumberger Limited and certain wholly owned subsidiaries of Schlumberger Limited dated as of September 6, 2000 (filed as Exhibit 2.1 to Current Report of Baker Hughes Incorporated on Form 8-K dated September 7, 2000).

10.52 Master Sales Agreement by and among Schlumberger Limited, Baker Hughes Incorporated and the other parties listed on the signature pages thereto dated as of April 20, 2006 (filed as Exhibit 2.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2006).

21.1* Subsidiaries of Registrant.

23.1* Consent of Deloitte & Touche LLP.

31.1* Certification of Chad C. Deaton, Chief Executive Officer, dated February 23, 2007, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

31.2* Certification of Peter A. Ragauss, Chief Financial Officer, dated February 23, 2007, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

32* Statement of Chad C. Deaton, Chief Executive Officer, and Peter A. Ragauss, Chief Financial Officer, dated February 23, 2007, furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.

99.1 Administrative Proceeding, File No. 3-10572, dated September 12, 2001, as issued by the Securities and Exchange Commission (filed as Exhibit 99.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed on September 19, 2001).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAKER HUGHES INCORPORATED

Date: February 23, 2007

/s/CHAD C. DEATON
Chad C. Deaton
Chairman of the Board and Chief Executive Officer

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chad C. Deaton and Peter A. Ragauss, each of whom may act without joinder of the other, as their true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/CHAD C. DEATON (Chad C. Deaton)	Chairman of the Board and Chief Executive Officer (principal executive officer)	February 23, 2007
/s/PETER A. RAGAUSS (Peter A. Ragauss)	Senior Vice President and Chief Financial Officer (principal financial officer)	February 23, 2007
/s/ALAN J. KEIFER (Alan J. Keifer)	Vice President and Controller (principal accounting officer)	February 23, 2007
/s/LARRY D. BRADY (Larry D. Brady)	Director	February 23, 2007
/s/CLARENCE P. CAZALOT, JR. (Clarence P. Cazalot, Jr.)	Director	February 23, 2007
/s/EDWARD P. DJEREJIAN (Edward P. Djerejian)	Director	February 23, 2007
/s/ANTHONY G. FERNANDES (Anthony G. Fernandes)	Director	February 23, 2007
/s/CLAIRE W. GARGALLI (Claire W. Gargalli)	Director	February 23, 2007
/s/PIERRE H. JUNGELS (Pierre H. Jungels)	Director	February 23, 2007
/s/JAMES A. LASH (James A. Lash)	Director	February 23, 2007
/s/JAMES F. MCCALL (James F. McCall)	Director	February 23, 2007
/s/J. LARRY NICHOLS (J. Larry Nichols)	Director	February 23, 2007
/s/H. JOHN RILEY, JR. (H. John Riley, Jr.)	Director	February 23, 2007
/s/CHARLES L. WATSON (Charles L. Watson)	Director	February 23, 2007

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Deductions: Reversal of Prior Deductions[(1)]	Deductions: Write-offs[(2)]	Charged to Other Accounts[(3)]	Balance at End of Period
Year ended December 31, 2006:						
Reserve for doubtful accounts receivable	$ 51.4	$ 27.5	$ (20.2)	$ (11.3)	$ 3.1	$ 50.5
Reserve for inventories	201.3	44.9	–	(38.8)	4.3	211.7
Year ended December 31, 2005:						
Reserve for doubtful accounts receivable	50.2	28.3	(14.8)	(8.0)	(4.3)	51.4
Reserve for inventories	220.0	31.4	–	(42.1)	(8.0)	201.3
Year ended December 31, 2004:						
Reserve for doubtful accounts receivable	61.6	21.1	(19.3)	(14.4)	1.2	50.2
Reserve for inventories	231.5	38.8	–	(59.3)	9.0	220.0

(1) Represents the reversals of prior accruals as receivables are collected.

(2) Represents the elimination of *accounts receivable* and inventory deemed uncollectible or worthless.

(3) Represents reclasses, currency translation adjustments and divestitures.

GOVERNANCE AT BAKER HUGHES

Baker Hughes Corporate Governance Guidelines –

Our board's *Corporate Governance Guidelines* regulate its relationship with stockholders, the conduct of the company's affairs and its relationship with our senior executive management. The guidelines recognize that the board has a separate and unique role as the link in the chain of authority between the stockholders and senior executive management. The *Corporate Governance Guidelines* can be accessed electronically at *www.bakerhughes.com* in the "About Baker Hughes" section.

The Baker Hughes board consists of 12 directors, including 11 independent non-management directors. The company's bylaws allow the board to have between 9 and 12 members. Expansion above 12 members requires an affirmative vote of 75% of the members of the board. The sole inside director is Chad C. Deaton, Chairman and Chief Executive Officer of Baker Hughes. Director H. John Riley serves as the Lead Director.

Directors are elected annually. Non-management directors cannot stand for re-election at the annual meeting of stockholders following their 72nd birthday, and must resign if attendance at board and committee meetings falls below 66%. The board may waive these requirements if it believes retention of the board member is in the best interest of our company. In addition, any nominee for director who receives a "withhold" vote representing a majority of the votes cast for his or her election is required to submit a letter of resignation to the Board's Governance Committee. The Governance Committee would recommend to the Board whether or not the resignation should be accepted.

Baker Hughes Directors At A Glance

- All 11 independent non-management directors serve on no more than three other public boards.
- The average age of the directors is 63. The average tenure on the board is approximately six years.
- The diversity of principal occupations represented on our board includes Diplomacy (Djerejian), Diversified Industrial and Manufacturing (Fernandes and Riley), Energy (Cazalot, Jungels, Nichols and Watson), Executive Search (Gargalli), Finance (McCall), High Technology (Lash), Industrial Technologies (Brady) and Oilfield Services (Deaton).
- The board has five meetings scheduled in 2007.
- In 2006, the board held eight meetings and all directors attended at least 75% of all committee and board meetings.
- All six members of the Audit/Ethics Committee meet the SEC requirements of an "audit committee financial expert." The board has named Anthony G. Fernandes as its financial expert.
- The Audit/Ethics, Compensation, Finance and Governance Committees are all comprised solely of independent non-management directors.
- The board conducts continuing director education and director orientation.

Committees of the Board – The board has five standing committees – Audit/Ethics, Compensation, Finance, Governance and Executive. The Audit/Ethics, Compensation and Governance Committees are comprised solely of independent non-management directors in accordance with NYSE corporate governance listing standards. The Finance Committee is also comprised of independent non-management directors. Additionally, the board has adopted charters for the Audit/Ethics, Compensation and Governance Committees that comply with the requirements of the NYSE standards, applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and SEC rules. Each of the charters has been posted and is available for public viewing in the "About Baker Hughes" section of our website at www.bakerhughes.com. The Audit/Ethics Committee met nine times in 2006. The Compensation Committee met four times in 2006. The Finance Committee met twice in 2006.The Governance Committee met three times in 2006. The Executive Committee meets as required. Independent non-management directors meet without the CEO on a regular basis.

The Audit/Ethics Committee is comprised of six independent non-management directors and is responsible for assisting the board with the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualification and independence of our independent auditor and the performance of our internal audit function.

The Committee:

- selects the independent auditor used by the company and reviews their performance;
- reviews financial reporting and disclosure issues with management and the internal auditors;
- establishes guidelines with respect to earnings news releases and the financial information and earnings guidance provided to analysts;
- meets periodically with management, the internal auditors and the independent auditor to review the work of each. The independent auditor and internal auditors have full and free access to the Audit/Ethics Committee, without management present, to discuss auditing and financial reporting matters;
- reviews and pre-approves audit and non-audit fees;
- provides assistance to the board in overseeing matters related to risk analysis and risk management;
- annually reviews compliance with our Business Code of Conduct and Foreign Corrupt Practices Act policies. The Baker Hughes Business Code of Conduct and Code of Ethical Conduct Certification are available on our website;
- prepares an annual report to stockholders which is published in our proxy statement (contained herein) and made available on our website.

The Compensation Committee is comprised of five independent non-management directors and is responsible for seeing that the senior executives of our company are compensated effectively in a manner that is consistent with our compensation strategy, internal equity compensation considerations and competitive practice.

The Committee:

- reviews our compensation strategy to ensure that management is rewarded appropriately for its contributions to growth and profitability, and that executive compensation supports both company and stockholder interests;
- reviews our long-term equity incentive plans (and makes grants thereunder), employee retirement income plans, the employee thrift plan and the employee stock purchase plan;
- annually approves revisions to our annual salary increase guidelines and sets bonus goals;
- approves salary and bonus awards to key executives;
- recommends incentive compensation and stock award plans for approval by stockholders;
- periodically reviews management succession plans;
- annually reviews levels of stock ownership by officers in accordance with our stock ownership guidelines;
- reviews disclosures in compensation discussion and analysis and prepares an annual report to stockholders which are published in our proxy statement (contained herein) and are available on our website.

The Finance Committee is comprised of six independent non-management directors and is responsible for reviewing and monitoring the financial planning and actions taken that are related to the financial structure of our company.

The Committee:

- reviews and approves for recommendation to the board any public equity offerings, public debt offerings or other debt arrangements, issuances of warrants, options or convertible or exchangeable securities, loans to third parties and dividend policy changes;
- periodically reviews our activities with credit rating agencies and monitors key financial ratios;
- annually reviews our policies regarding approval levels for capital expenditures;
- periodically reviews our policy and controls with regard to derivatives and foreign exchange exposure;
- annually reviews our insurance programs.

The Governance Committee is comprised of five independent non-management directors and is responsible for all governance related matters overseen by the board, including recruiting and recommending candidates for election to the board, reviewing the criteria for board membership against the current needs of the board, recommending directors' fees and monitoring compliance with the Corporate Governance Guidelines.

The Committee:

- annually reviews the structure of the board and the skills and experiences of its members, to assure that the proper skills and diversity of experience are represented on the board;
- assesses the board contributions of the directors and recommends to the board if the director should be re-nominated at the next annual meeting;
- annually reviews board compensation and compensation methods;
- reviews outside directorships in other companies by Baker Hughes' senior officers;
- reviews and recommends directors' fees;
- annually reviews our Policy Statement of Shareholder Rights Plans which is on our website;
- annually reviews compliance with our environmental policy. The Baker Hughes Environmental Policy is available on our website.

		Committee*							
Directors	Age	Executive	Audit/Ethics	Governance	Finance	Compensation	Employee	Independent	Director Since
Chad C. Deaton	54	C					X		2004
Larry D. Brady	64		M		M			X	2004
Clarence P. Cazalot, Jr.	56	M	M	C				X	2002
Edward P. Djerejian	67			M		M		X	2001
Anthony G. Fernandes	61		M		C			X	2001
Claire W. Gargalli	64				M	M		X	1998
Pierre H. Jungels	63				M	M		X	2006
James A. Lash	62		M		M			X	2002
James F. McCall	72		C	M				X	1996
J. Larry Nichols	64		M			M		X	2001
H. John Riley, Jr.	66	M		M		C		X	1997
Charles L. Watson	57	M		M	M			X	1998

* M=Member; C=Chairman

Resources on *www.bakerhughes.com*

Corporate Governance Guidelines	*www.bakerhughes.com/investor/about/bod/guidelines.htm*
Governance Committee	*www.bakerhughes.com/investor/about/bod/charters/governance.htm*
Audit/Ethics Committee Charter	*www.bakerhughes.com/investor/about/bod/charters/audit.htm*
Audit/Ethics Committee Annual Report	*www.bakerhughes.com/investor/bod/auditethics/2006report.htm*
Finance Committee Charter	*www.bakerhughes.com/investor/about/bod/charters/finance.htm*
Compensation Committee Charter	*www.bakerhughes.com/investor/about/bod/charters/compensation.htm*
Compensation Committee Annual Report	*www.bakerhughes.com/investor/about/bod/compensation/2006report.htm*
Executive Committee Charter	*www.bakerhughes.com/investor/about/bod/charters/executive.htm*
Business Code of Conduct	*www.bakerhughes.com/investor/about/code_of_conduct.htm*
Code of Ethical Conduct Certification	*www.bakerhughes.com/investor/about/code_certification.htm*
Policy Statement on Shareholder Rights Plans	*www.bakerhughes.com/investor/about/rights_statement.htm*
Environmental Policy	*www.bakerhughes.com/HSE/plan_policy.htm*
Biographies of Board Members	*www.bakerhughes.com/investor/about/bod.htm*
Biographies of Executive Officers	*www.bakerhughes.com/investor/about/management.htm*

Ownership Structure

Investors	Source	Shares (millions)	% of Total
Capital	(12/06, 13F)	28.7	9.0%
Fidelity Management	(12/06, 13F)	23.9	7.5%
Dodge & Cox	(12/06, 13F)	20.8	6.5%
Goldman Sachs	(12/06, 13F)	15.6	4.9%
T. Rowe Price	(12/06, 13F)	12.2	3.8%
Barclays	(12/06, 13F)	10.4	3.2%
State Street	(12/06, 13F)	9.4	2.9%
Vanguard Group	(12/06, 13F)	8.6	2.7%
Montag & Caldwell	(12/06, 13F)	8.5	2.6%
Capital Guardian	(12/06, 13F)	7.0	2.2%
Top 10 investors		145.1	45.3%
Other institutional investors		159.8	50.0%
Other holders		15.0	4.7%

New York Stock Exchange

Last year our Annual CEO Certification, without qualifications, was timely submitted to the NYSE. Also, we have filed our certifications required under SOX as exhibits to our Form 10-K.

Important Stockholder Dates

Q107 Earnings News Release*	4/25/07
2007 Annual Meeting	4/26/07
Q207 Earnings News Release*	7/27/07
Q307 Earnings News Release*	10/26/07

* Dates subject to change without notice

Independent Auditor

In 2006, we paid our independent auditor, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, audit fees of $10.6 million; and tax fees of $1.0 million primarily for the preparation of income, payroll, value added and other tax returns.

Corporate Officers

Chad C. Deaton
Chairman and Chief Executive Officer

James R. Clark
President and Chief Operating Officer

David H. Barr
Vice President and Group President,
Baker Hughes Drilling and Evaluation

Paul S. Butero
Vice President and President, Baker Atlas

Martin S. Craighead
Vice President and President, INTEQ

Gary G. Rich
Vice President and President,
Hughes Christensen

Richard L. Williams
Vice President and President,
Baker Hughes Drilling Fluids

Douglas J. Wall
Vice President and Group President,
Baker Hughes Completion and Production

Christopher P. Beaver
Vice President and President,
Baker Oil Tools

John A. O'Donnell
Vice President and President,
Baker Petrolite

Charles S. Wolley
Vice President and President, Centrilift

David E. Emerson
Vice President, Business Development

Peter A. Ragauss
Senior Vice President and
Chief Financial Officer

Douglas C. Doty
Vice President and Treasurer

John H. Lohman, Jr.
Vice President, Tax

Alan J. Keifer
Vice President and Controller

Alan R. Crain, Jr.
Senior Vice President and General Counsel

Sandra E. Alford
Corporate Secretary

Jay G. Martin
Vice President, Chief Compliance Officer
and Senior Deputy General Counsel

Didier Charreton
Vice President, Human Resources

Board of Directors

Larry D. Brady
Chairman and Chief Executive Officer,
Intermec, Inc.

Clarence P. Cazalot, Jr.
President and Chief Executive Officer,
Marathon Oil Corporation

Chad C. Deaton
Chairman and Chief Executive Officer,
Baker Hughes Incorporated

Edward P. Djerejian
Director, James A. Baker III Institute for
Public Policy, Rice University

Anthony G. Fernandes
Former Chairman, President and
Chief Executive Officer,
Phillip Services Corporation

Claire W. Gargalli
Former Vice Chairman, Diversified Search
and Diversified Health Search Companies

Pierre H. Jungels, CBE
Former President of the Institute of Petroleum

James A. Lash
First Selectman, Greenwich, Connecticut and
Chairman, Manchester Principal LLC

James F. McCall
Lt. General, U.S. Army (Retired) and Former
Executive Director of the American Society of
Military Comptrollers

J. Larry Nichols
Chairman and Chief Executive Officer,
Devon Energy Corporation

H. John Riley, Jr.
Former Chairman, Cooper Industries, Ltd.

Charles L. Watson
Chairman, Eagle Energy Partners
and Wincrest Ventures L.P.

Stockholder Information

Transfer Agent and Registrar
Mellon Investor Services, LLC
480 Washington Boulevard
Jersey City, NJ 07310
(888) 216-8057

Stock Exchange Listings

Ticker Symbol "BHI"
New York Stock Exchange, Inc.
SWX Swiss Exchange

Investor Relations Office

Gary R. Flaharty
Director, Investor Relations
Baker Hughes Incorporated
P.O. Box 4740
Houston, Texas 77210-4740
ir@bakerhughes.com

Form 10-K

Additional copies of the company's Annual Report to the Securities and Exchange Commission (Form 10-K) are available by writing to Baker Hughes Investor Relations.

Annual Meeting

The company's Annual Meeting of Stockholders will be held at 9:00 a.m. Central Time on April 26, 2007 at the
Plaza Banquet Room
2777 Allen Parkway
Houston, Texas 77019-2118

Corporate Office Location and Mailing Address

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Telephone: (713) 439-8600
P.O. Box 4740
Houston, Texas 77210-4740

Website

www.bakerhughes.com
Baker Hughes
Information Systems
(888) 408-4244

As a Baker Hughes stockholder, you are invited to take advantage of our convenient stockholder services or request more information about Baker Hughes.

Mellon Investor Services, our transfer agent, maintains the records for our registered stockholders and can help you with a variety of stockholder related services at no charge including:

- Change of name or address
- Duplicate mailings
- Lost stock certificates
- Additional administrative services
- Consolidation of accounts
- Dividend reinvestment enrollment
- Transfer of stock to another person

Access your investor statements online 24 hours a day, 7 days a week with MLink℠.
For more information, go to *www.melloninvestor.com/ISD*.

Design: Savage Design Group Inc., Houston Texas

Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

P.O. Box 4740
Houston, TX 77210-4740

(713) 439-8600

www.bakerhughes.com